Form 10-K405, Exhibit 13
period 1995-12-31
CHICAGO RIVET & MACHINE CO
filed 1996-03-29
CIK 19871

CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------
HIGHLIGHTS

--------------------------------------------------------------------------------------------
                                                    1995            1994            1993
--------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $23,717,410     $23,012,730     $20,390,304
NET INCOME.....................................    2,235,215       1,908,881       1,402,845
NET INCOME PER SHARE...........................         3.81            3.25            2.39
DIVIDENDS DECLARED PER SHARE...................         1.75            1.55            1.30
EXPENDITURES FOR PLANT AND EQUIPMENT...........      231,340         383,354       1,088,841
DEPRECIATION FOR PLANT AND EQUIPMENT...........      646,456         653,748         601,017
NET WORKING CAPITAL............................   12,710,825      10,968,607       9,434,565
TOTAL SHAREHOLDERS' EQUITY.....................   16,883,109      15,702,000      14,716,949
COMMON SHARES OUTSTANDING AT YEAR END..........      585,748         586,648         587,148
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        28.82           26.77           25.07
APPROXIMATE NUMBER OF SHAREHOLDERS OF RECORD...          550             591             627

REGISTRAR
First Chicago Trust Company of New York

TRANSFER AGENT
First Chicago Trust Company of New York

ANNUAL MEETING
The annual meeting of shareholders
will be held on May 14, 1996 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois 60566

Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville, Illinois 60566 - Telephone: (708) 357-8500

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------
TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    1995 marked the Company's seventy-fifth year in business. We are pleased to report that 1995 was also a very successful year for the Company. Revenues increased for the fourth consecutive year, and although the rate of sales growth did not match the rapid pace of 1994, the level of revenues for 1995 was the highest enjoyed by the company in over a decade. Earnings also improved for the fourth consecutive year, with net income surpassing $2 million.

    1995 COMPARED TO 1994

    Net sales and lease revenues increased to a total of $23,717,410 during 1995. This represents an increase of approximately 3.1% over the prior year and marks the fourth consecutive year of revenue growth. The strong demand for the Company's products that existed throughout 1994 continued during the first half of 1995. That demand, coupled with a high backlog of orders booked in 1994, allowed the company to post very strong revenue gains during the first half of 1995. Historically, first half sales revenues tend to exceed those of the second half of the year, and while the traditional pattern held, the difference between first half and second half was more pronounced in 1995. Demand for fasteners weakened considerably during the third and fourth quarters as most of the Company's major customers reduced their production requirements. The market for rivet setting machines and related tooling also weakened in the latter half of the year, but the change was not as pronounced as it was for fasteners.

    Gross margins again showed improvement over the prior period. Two major factors contributed to this improvement; a more favorable product mix was the most significant factor, followed by the contribution from ongoing cost reduction programs. Cost reduction efforts, at all facilities, continued to be critical to our success as costs of raw materials, supplies and labor have generally continued to increase, while our customers have consistently resisted any form of price relief. This is particularly true with regard to fasteners sold to automotive customers, and less so for automatic assembly equipment and related parts. We have been more successful in obtaining price relief in our market for tools and assembly equipment.

    An increase in the funds available for investment produced sharply higher interest income in spite of lower prevailing interest rates. Selling and administrative expenses increased approximately 6% during 1995 as a result of higher commissions paid on increased sales, and due to higher pension, profit sharing expense and salary expense.

    1994 COMPARED TO 1993

    Net sales and lease revenues advanced for the third consecutive year. During 1994, net sales and lease revenues amounted to $23,012,730, compared with $20,390,304 recorded during 1993. Revenues from the sale of automatic rivet setting equipment, tools and parts accounted for the majority of the increased revenues and revenues attributable to product lines acquired in connection with the Company's May 1993 purchase of Textron's Townsend Automation division, were the dominant factor. Overall, revenues from the sale and lease of automatic rivet setting equipment, tools and parts increased approximately 19% compared with 1993. Revenue from the sale of rivets and cold-formed fasteners increased approximately 7% compared with 1993.

    Operating profits increased appreciably compared with 1993, largely due to the effect of higher sales volumes as well as an overall improvement in manufacturing efficiencies. Partially offsetting the gain from improved efficiencies were increases in the cost of raw materials and supplies. In addition to higher wage rates, labor costs reflected the cost of training new employees as well as an increase in overtime expense required to meet customer delivery requirements throughout the year.

    While the Company's 1994 sales were favorably impacted by increased product demand that accompanied robust levels of automobile production, capacity in our industry continued to exceed aggregate demand. Major customers continued to take advantage of this excess capacity by staunchly refusing to consider price increases while vigorously pursuing lower prices from the supply base. These conditions had the effect of limiting our success in achieving long overdue price relief. Even though our competitive position has improved substantially as a result of successful cost reduction programs, certain costs are beyond our direct control and margins continue to be under pressure, especially in the fastener segment.

    Selling and administrative expenses increased approximately 9% over prior year levels, with increases in commission expense associated with increased sales volume, and higher profit sharing expense accounting for the majority of the change. The combination of generally higher interest rates and increases in the Company's cash position resulted in an increase, before taxes, of approximately $37,000 in interest income compared with 1993.

    1993 COMPARED TO 1992

    Net sales and lease revenues improved to $20,390,304 during 1993. This constituted an increase of approximately 29% over 1992 sales and lease revenues of $15,757,704. While this increase was not restricted to any single product category, shipments of automatic rivet setting equipment, and related tools and parts, exhibited the greatest growth. Although revenues for this product category were up sharply, rebounding after two years of relatively weak demand, the most significant factor accounting for this increase was the additional revenue associated with the Company's acquisition, in May 1993, of the former Townsend Automation division of Textron Inc. The combination of stronger demand and a stronger presence in this market resulted in an increase in revenues of over 45% compared with the year earlier period. Revenues from the sale of rivets and other cold-formed parts increased by approximately 17% during 1993. The improvements in this market segment reflect a combination of increased automobile production, a slight gain in market share and the addition of a new product associated with the previously mentioned acquisition. Revenues from the lease of rivet setting machines increased approximately 17% over

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------

1992 levels, primarily due to the addition of new leases acquired in connection with the aforementioned acquisition.

    The market for rivets and cold-formed parts continued to be very competitive and, in spite of the increases in demand, price relief remained difficult to obtain. This was particularly true within the automotive sector where vigorous competitive bidding practices proliferated. Similar obstacles were not as common in our markets for automatic rivet setting machines and parts; however, the market for perishable tools has become somewhat more competitive in recent years. While these conditions have restrained our ability to obtain price relief, the increase in demand mitigated the effects, to some extent, and in many areas, the Company was successful in passing on higher costs of manufacture.

    In addition to the modest price relief, earnings continued to reflect positive results from successful internal efforts to reduce manufacturing costs. While these factors contributed to the improvement in earnings recorded for 1993, higher volumes, and the greater manufacturing efficiencies that resulted, were the most significant factor contributing to a 38% increase in gross profit.

    A considerable portion of the increase in sales volume was attributable to new products and new customer orders received as a result of the Company's acquisition of the Townsend Automation division. As a result of this acquisition, the Company's product offerings have been enhanced and while these enhancements contributed to the increase in both sales revenues and gross profit, the relative complexity of these new products necessitated an investment in engineering and product support resources beyond the levels historically associated with our products. This additional support was reflected in the higher levels of selling and administrative expense recorded during 1993. During 1993, the impact of these higher expense levels was fully offset by the increases in gross profit realized from the sale of related products. Selling and administrative expenses for 1993 also reflect increases in commissions and other direct sales expenses that are consistent with the increases in sales activity during the year.

    The use of funds to finance the acquisition and additional capital equipment, combined with lower available interest rates resulted in a reduction in interest income, before taxes, of approximately $123,000 compared to 1992. Goodwill amortization of $16,664 also affected earnings during 1993. Despite these reductions in non-operating income, net income improved approximately 47% over 1992 to $1,402,845.

DIVIDENDS

    During 1995, the Company paid four regular quarterly dividends of 30 cents per share and an extra dividend of 55 cents per share, for a total of $1.75 per share. On February 19, 1996, your Board of Directors declared a regular quarterly dividend of 30 cents per share payable March 20, 1996, to shareholders of record March 5, 1996. At the same meeting, the Board declared an extra dividend of 60 cents per share, payable April 20, 1996, to shareholders of record April 4, 1996.

MACHINERY AND EQUIPMENT

    Capital investments during the past year were $231,340, with the major portion of that total invested in cold-heading equipment. Of the balance, $32,531 was invested in new automatic rivet setting machines manufactured by the Company and leased to its customers.

    Capital expenditures totaled $383,354 during 1994. In addition to $42,422 expended for automatic rivet setting machines manufactured by the Company and leased to its customers, significant investments were made in new machine tools related to the manufacture of automatic rivet setting machines. Other significant purchases included telecommunications equipment, and computer aided design equipment and software.

    During 1993, investments in new equipment totaled $603,253. This total included $138,022 for new automatic rivet setting machines manufactured by the Company and leased to its customers. Most of this amount was expended for the purchase of high speed cold-headers used in the production of cold-formed fasteners. The Company also acquired a variety of machinery and equipment in connection with its acquisition of the former Townsend Automation division of Textron, details of which are discussed in subsequent sections of this report.

    Depreciation expense amounted to $646,456 in 1995, $653,748 in 1994 and $601,017 during 1993.

LIQUIDITY AND CAPITAL RESOURCES

    At year end 1995, working capital totaled approximately $12.7 million. This represents an increase of approximately $1.7 million compared with year end 1994. The ratio of current assets to current liabilities at year end 1995 improved to 4.7, well above the norm for our industry. Inventories were reduced by approximately 5.5% during the year after increases in the two prior years. The increase in 1993 was directly related to purchases of inventory in connection with the aforementioned acquisition, while the 1994 increase was related to higher levels of work in process consistent with increased manufacturing activity.

ACQUISITION

    As previously reported, on May 7, 1993, the Company acquired certain assets of the Townsend Automation division of Textron Inc. Townsend Automation was a manufacturer of customized fastener installation and automated assembly equipment, standard rivet setting equipment and a line of specialty fasteners used primarily in the footwear industry. The assets acquired consisted of inventories, machinery and equipment, tooling, drawings and certain other intangible assets of the division. The acquisition was financed from available funds and the total price paid amounted to approximately $2 million, including legal and professional fees and the cost of relocating the assets to existing Company facilities.

CONTINGENCIES

    The Company is, from time to time, involved in litigation, including environmental claims, in the normal course of business. With regard to environmental claims, the Company, and

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)                                                   CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

a former subsidiary, W.S. & W.C., Inc., have been named by state and/or federal government agencies as "potentially responsible parties" with respect to certain waste disposal sites. As a potentially responsible party, the Company, or its former subsidiary, may be considered jointly and severally liable, along with other potentially responsible parties, for the cost of remediation of these waste sites. The actual cost of remediation is presently unknown; however, estimates currently available suggest that the cost of remediation at these sites will be between $100 million and $133 million. Despite the joint and several nature of liability, these proceedings are frequently resolved on the basis of the quantity and type of waste disposed by the parties. The actual amount of liability for the Company, and its former subsidiary, is unknown due to disagreement concerning the allocation of responsibility, uncertainties regarding the amount of contribution that will be available from other parties and uncertainties related to insurance coverage. After investigation of the quantities and type of waste disposed at these sites, it is management's opinion that any liability will not be material to the Company's financial condition. Nevertheless, it is unlikely that the Company will not incur significant costs associated with these proceedings and, accordingly, the Company has recorded a total liability of approximately $639,000 related to these matters. The adequacy of this reserve will be reviewed periodically as more definitive cost information becomes available.

NEW ACCOUNTING STANDARDS

    In December 1991, the FASB issued Statement No. 107, "Disclosures about Fair Value of Financial Instruments." This Statement became effective for the Company's year ended December 31, 1995. The adoption of this Statement has no effect on the Company.

    In March 1995, the FASB issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" effective for the Company's year ending December 31, 1996. The adoption of this Statement is not expected to have a significant effect upon the Company's financial condition.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" effective for the Company January 1, 1996. The adoption of this Statement will not have any effect upon the Company since the Company does not offer stock-based compensation to any employees or directors.

STOCK PURCHASE PROGRAM

    In 1989, the stock repurchase authorization that was approved by the Board of Directors in August 1984 was fulfilled. At its February 19, 1990 meeting, the Board of Directors authorized the additional purchase of up to an aggregate of 50,000 shares of the Company's outstanding common stock, with such purchases to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. During 1990, 24,180 shares were purchased at an average price of $21.00 per share.

    The repurchase authorization was subsequently increased to allow the repurchase of an aggregate of 100,000 shares. During 1991, a total of 32,600 shares were purchased under the terms of the current authorization at an average price of $23.73 per share. During 1992, a total of 118 shares were purchased at an average price of $27.12 per share. A total of 300 shares were purchased during 1993 at an average cost of $26.67 per share. An additional 500 shares were purchased during 1994 at an average cost of $27.50 per share. During 1995, a total of 900 shares were purchased at an average cost of $30.76 per share. Financing for all of these purchases was entirely from internally generated Company funds. It is management's intent to continue this program, provided market conditions remain favorable.

OUTLOOK FOR 1996

    After two very successful years, activity in our markets slowed considerably beginning in the second half of 1995. During the latter half of 1995, our backlogs declined as shipments outpaced incoming orders. As the year ended, production levels were gradually adjusted to more closely match the level of incoming orders. The effect of these changes was evident in our third and fourth quarter results and we anticipate that revenues throughout 1996 will more closely track the second half of 1995 rather than the robust levels reported during the first half of 1995. Forecasting economic conditions is always difficult, and the task is only made more complex by the fact that 1996 is an election year; however, at this point in time, we do not expect that 1996 results will match the outstanding results achieved by the Company in 1995. Our past success would not have been possible without the dedication and conscientious efforts of employees at each of our facilities, and we take this opportunity to acknowledge their contributions to the Company's success. We also wish to express our appreciation for the continued support of our shareholders and our customers.

                                     Respectfully,

      J. A. Morrissey                         John C. Osterman
     John A. Morrissey                        John C. Osterman
         Chairman                                 President

March 1, 1996

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

BALANCE SHEETS
      ASSETS


      --------------------------------------------------------------------------------------------
                              December 31                               1995              1994
      --------------------------------------------------------------------------------------------
      Current Assets
        Cash and Cash Equivalents (Note 1)........................   $ 1,349,093       $ 2,225,445
        Certificates of Deposit...................................     4,568,212         2,126,240
        U.S. Government Securities (Note 1).......................     2,703,533         1,631,975
        Accounts Receivable--Less allowances
           of $166,634 and $120,000, respectively.................     2,379,497         2,872,562
        Inventories (Notes 1 and 2)...............................     4,102,406         4,344,536
        Deferred Income Taxes (Note 3)............................       806,227           683,064
        Other Current Assets......................................       231,957           310,103
                                                                     -----------       -----------
        Total Current Assets......................................    16,140,925        14,193,925
                                                                     -----------       -----------
      Goodwill, net of amortization (Note 11).....................        33,344            58,340
                                                                     -----------       -----------
      Property, Plant and Equipment (Notes 1 and 7)
        Land and Improvements.....................................       347,676           346,542
        Buildings and Improvements................................     3,715,915         3,704,730
        Production Equipment, Leased Machines and Other...........    14,233,135        14,179,089
                                                                     -----------       -----------
                                                                      18,296,726        18,230,361
        Less Accumulated Depreciation.............................    13,115,856        12,559,541
                                                                     -----------       -----------
        Net Property, Plant and Equipment.........................     5,180,870         5,670,820
                                                                     -----------       -----------
      Total Assets................................................   $21,355,139       $19,923,085
                                                                     ===========       ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

      LIABILITIES AND SHAREHOLDERS' EQUITY


      --------------------------------------------------------------------------------------------
                              December 31                               1995              1994
      --------------------------------------------------------------------------------------------
      Current Liabilities
        Accounts Payable..........................................   $   877,871       $ 1,144,529
        Contributions Due Profit Sharing and
           Pension Plans (Note 4).................................       572,864           322,309
        Wages and Salaries........................................       623,790           638,565
        Other Accrued Expenses (Note 5)...........................       744,410           602,194
        Unearned Lease Revenue (Note 1)...........................        70,120           105,352
        Federal and State Income Taxes (Note 3)...................       541,045           412,369
                                                                     -----------       -----------
        Total Current Liabilities.................................     3,430,100         3,225,318
      Deferred Income Taxes (Note 3)..............................     1,041,930           995,767
                                                                     -----------       -----------
        Total Liabilities.........................................     4,472,030         4,221,085
                                                                     -----------       -----------
      Shareholders' Equity
        Preferred Stock, No Par Value--Authorized
           500,000 Shares--None Outstanding.......................            --                --
        Common Stock, $2.00 Par Value:
           Authorized 2,000,000 Shares
           Issued and Outstanding
           585,748 and 586,648 Shares,
           respectively (Note 6)..................................     1,171,496         1,173,296
        Additional Paid-in Capital................................       460,252           460,959
        Retained Earnings, Per Accompanying Statement.............    15,251,361        14,067,745
                                                                     -----------       -----------
        Total Shareholders' Equity................................    16,883,109        15,702,000
                                                                     -----------       -----------
      Commitments and Contingencies (Note 9)
      Total Liabilities and Shareholders' Equity..................   $21,355,139       $19,923,085
                                                                     ===========       ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS

      ----------------------------------------------------------------------------------------------
      For the Years Ended December 31                         1995           1994           1993
      ----------------------------------------------------------------------------------------------
      Net Sales and Lease Revenue (Notes 1 and 7).......   $23,717,410    $23,012,730    $20,390,304
      Cost of Goods Sold and Costs Related to Lease
        Revenue.........................................    15,036,303     14,952,716     13,697,499
                                                           -----------    -----------    -----------
      Gross Profit......................................     8,681,107      8,060,014      6,692,805
      Selling and Administrative Expenses...............     5,347,049      5,034,472      4,630,508
      Other Income, Net of Other Expenses (Note 8)......       311,157        214,339        229,548
                                                           -----------    -----------    -----------
      Income Before Income Taxes........................     3,645,215      3,239,881      2,291,845
      Provision for Income Taxes (Notes 1 and 3)........     1,410,000      1,331,000        889,000
                                                           -----------    -----------    -----------
      Net Income........................................   $ 2,235,215    $ 1,908,881    $ 1,402,845
                                                           ===========    ===========    ===========
      Net Income Per Share..............................   $      3.81    $      3.25    $      2.39
                                                           ===========    ===========    ===========

STATEMENTS OF
RETAINED EARNINGS

      Retained Earnings at Beginning of Year............   $14,067,745    $13,081,301    $12,449,301
      Net Income for the Year...........................     2,235,215      1,908,881      1,402,845
      Cancellation of Treasury Stock (Note 6)...........       (25,175)       (12,357)        (7,163)
      Cash Dividends Declared,
        $1.75 Per Share in 1995, $1.55 Per Share in 1994
        and $1.30 Per Share in 1993.....................    (1,026,424)      (910,080)      (763,682)
                                                           -----------    -----------    -----------
      Retained Earnings at End of Year..................   $15,251,361    $14,067,745    $13,081,301
                                                           ============   ============   ============

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

      ---------------------------------------------------------------------------------------------
                 For the Years Ended December 31               1995          1994          1993
      ---------------------------------------------------------------------------------------------
      Cash Flows from Operating Activities:
      Net Income........................................... $ 2,235,215   $ 1,908,881   $ 1,402,845
      Adjustments to Reconcile Net Income to Net Cash
        Provided by Operating Activities:
        Depreciation and Amortization......................     671,452       678,744       617,681
        Net Gain on the Sale of Properties.................      (8,599)      (16,058)      (71,390)
        Deferred Income Taxes..............................     (77,000)       37,000         3,968
        Changes in Current Assets and Current Liabilities:
           Accounts Receivable, Net........................     493,065       349,435    (1,590,227)
           Inventories.....................................     242,130      (937,811)      (50,861)
           Accounts Payable................................    (266,658)     (126,502)      533,653
           Other, Net......................................     549,586       197,186       857,501
                                                            ------------  -----------   -----------
                Net Cash Provided by Operating
                  Activities...............................   3,839,191     2,090,875     1,703,170
                                                            ------------  -----------   -----------
      Cash Flows from Investing Activities:
        Business Acquisition...............................          --            --    (2,033,116)
        Capital Expenditures...............................    (231,340)     (383,354)   (1,088,841)
        Net Proceeds from the Sale of Properties...........      83,434       165,434       156,180
        Decrease in Short Term Investments.................          --            --       995,236
        Proceeds from the Maturity of Held-to-Maturity
           Securities......................................   8,394,335     7,404,805            --
        Purchases of Held-to-Maturity Securities...........  (9,924,908)   (8,025,181)           --
        Purchases of Available-for-Sale Securities.........  (1,982,957)           --            --
                                                            ------------  -----------   -----------
                Net Cash Used by Investing Activities......  (3,661,436)     (838,296)   (1,970,541)
                                                            ------------  -----------   -----------
      Cash Flows from Financing Activities:
        Purchase of Treasury Stock.........................     (27,683)      (13,750)       (8,000)
        Cash Dividends.....................................  (1,026,424)     (910,080)     (763,682)
                                                            ------------  -----------   -----------
                Net Cash Used by Financing Activities......  (1,054,107)     (923,830)     (771,682)
                                                            ------------  -----------   -----------
      Net Increase (Decrease) in Cash and Cash
        Equivalents........................................    (876,352)      328,749    (1,039,053)
      Cash and Cash Equivalents at Beginning of Year.......   2,225,445     1,896,696     2,935,749
                                                            ------------  -----------   -----------
      Cash and Cash Equivalents at End of Year............. $ 1,349,093   $ 2,225,445   $ 1,896,696
                                                            ============  ===========   ===========
      Cash Paid During the Year for:
        Income Taxes....................................... $ 1,358,324   $ 1,216,756   $   552,421

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

NOTES TO FINANCIAL
STATEMENTS

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

OPERATIONS--The Company operates in the fastener industry and is in the business of producing and selling rivets, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines. Rivet sales represented the following percentage of net sales and lease revenue from operations: 44.9% in 1995, 47.7% in 1994 and 50.2% in 1993.

INCOME PER SHARE--Income per share of common stock is based on the weighted average number of shares outstanding of 586,472 in 1995, 587,061 in 1994 and 587,348 in 1993.

CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the Balance Sheets for cash and cash equivalents and certificates of deposit approximate fair value because of the immediate or short-term maturity of these financial instruments.

GOVERNMENT SECURITIES--Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities", designating all investment securities as held-to-maturity. On December 31, 1995, management reassessed this classification and transferred, at fair value, certain debt securities from held-to-maturity to available-for-sale in consideration of projected future liquidity requirements. In accordance with SFAS 115, securities classified as held-to-maturity are reported at amortized cost, and available-for-sale securities are reported at fair market value with unrealized gains and losses, where material, included in Shareholders' Equity. At December 31, 1995, the Company has recorded $682,483 of U.S. Government Securities as held-to-maturity, and $2,021,050 of U.S. Government Securities as available-for-sale.

INVENTORIES--Inventories are stated at the lower of cost or net realizable value, cost being determined principally by the first-in, first-out (FIFO) method. The cost of steel wire and the raw material content of steel rivets is determined by the last-in, first-out (LIFO) method (Note 2).

LEASE INCOME--Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally for a one-year term, are cancellable at the option of the Company or the customer and are accounted for under the operating method which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are shown as Unearned Lease Revenue in the balance sheet. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred. PURCHASE OF COMPANY COMMON STOCK--The Company is required by its state of incorporation to retire any common stock it purchases. The excess of cost over par value is charged proportionately to Additional Paid-in Capital and Retained Earnings.

CREDIT RISK--The Company extends credit primarily on the basis of 30 day terms to various companies doing business primarily in the automotive and appliance industries. The Company does not believe it has a significant concentration of credit risk in any one geographic area or market segment. Accounts receivable from sales are unsecured.

PROPERTY, PLANT AND EQUIPMENT--Properties are stated at cost and, for additions prior to 1981, are depreciated over their estimated useful lives using either the straight-line or accelerated methods for financial reporting purposes. Beginning in 1981, property additions are depreciated using the straight-line method. Accelerated methods of depreciation are used for income tax purposes, and deferred taxes are provided on the difference between financial and tax depreciation. The estimated useful lives by asset category are:

Asset category                                             Estimated useful life
------------------------------------------------------------

Land improvements...........................     15 to 25 years
Buildings and improvements..................     10 to 35 years
Machinery and equipment.....................      9 to 12 years
Automatic rivet setting machines on lease...           10 years
Other equipment.............................      3 to 15 years

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized currently. Maintenance, repairs and minor betterments which do not improve the related asset or extend its useful life are charged to operations as incurred.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2--INVENTORIES--Inventories at December 31, 1995 and 1994 consisted of the following:

                                       1995            1994
                                    -----------     -----------
Raw materials.....................  $   697,010     $   828,616
Work in process...................      901,040       1,172,978
Finished goods....................    2,504,356       2,342,942
                                     ----------      ----------
Total.............................  $ 4,102,406     $ 4,344,536
                                     ==========      ==========

     At December 31, 1995 and December 31, 1994, inventories valued by the LIFO method aggregated approximately $186,000 and $267,000 respectively. The excess of current replacement cost of LIFO inventories over stated cost approximated $114,000 and $108,000 at December 31, 1995 and 1994.

3--INCOME TAXES--The provision for income tax expense consists of the following:

                               1995          1994         1993
                            -----------   -----------   ---------
Current
  Federal.................  $ 1,232,000   $ 1,077,000   $ 724,032
  State...................      255,000       217,000     161,000
Deferred..................      (77,000)       37,000       3,968
                             ----------    ----------    --------
                            $ 1,410,000   $ 1,331,000   $ 889,000
                             ==========    ==========    ========

     The deferred tax liabilities and assets are comprised of the following:

                                      1995             1994
                                  ------------     ------------
Depreciation....................  $ (1,061,493)    $ (1,007,986)
                                   -----------      -----------
Inventory valuations............       218,283          209,461
Environmental accruals..........       255,550          205,433
Accrued vacation................       150,254          144,956
Unearned rental revenue.........        28,048           42,141
Doubtful accounts...............        66,654           48,000
Other, net......................       107,001           45,292
                                   -----------      -----------
                                       825,790          695,283
                                   -----------      -----------
                                  $   (235,703)    $   (312,703)
                                   ===========      ===========

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

     The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                                     1995                 1994                1993
                              ------------------   ------------------   ----------------
                                AMOUNT       %       Amount       %      Amount      %
                              ------------------   ------------------   ----------------
Expected tax at U.S.
 statutory rate.............  $ 1,239,373   34.0   $ 1,101,560   34.0   $ 779,227   34.0
State taxes, net of
 federal benefit............      168,300    4.6       155,500    4.8     106,260    4.6
Other, net..................        2,327     .1            --     --       3,513     .2
Adjustment to prior year
 accrual....................           --     --        73,940    2.3          --     --
                                      ----------           ----------           --------
Income tax expense..........  $ 1,410,000   38.7   $ 1,331,000   41.1   $ 889,000   38.8
                                      ==========           ==========           ========

4--PENSIONS--The Company has a noncontributory profit sharing plan and insurance annuity plans covering substantially all employees. Total expenses relating to the profit sharing plan amounted to $373,000 in 1995, $265,000 in 1994 and $135,000 in 1993.

     The Company's funding policy for the insurance annuity plans is to contribute annually the amounts necessary to satisfy ERISA funding standards. Net pension expense relating to these plans is not significant. The fair value of the plans' assets was $584,495 and $548,103 at December 31, 1995 and 1994, respectively, and the vested, accumulated and projected benefit obligation was approximately $701,000 and $562,000 at the end of 1995 and 1994, respectively. The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 6% and 7% for 1995 and 1994, respectively.

5--OTHER ACCRUED EXPENSES--Accrued expenses consist of the following:

                                            1995        1994
                                          ---------   ---------
Environmental costs.....................  $ 638,875   $ 513,583
Property taxes..........................     60,137      64,366
Payroll taxes...........................     45,819      14,723
All other items.........................       (421)      9,522
                                           --------    --------
                                          $ 744,410   $ 602,194
                                           ========    ========

6--TREASURY STOCK TRANSACTIONS--In 1995, 1994 and 1993 the Company purchased 900, 500 and 300 shares of its common stock for $27,683, $13,750 and $8,000, respectively.

     All stock purchased was retired, the excess of cost over par value was charged proportionately to Additional Paid-in Capital and Retained Earnings.

7--LEASED MACHINES--Lease revenue amounted to $502,847 in 1995, $572,358 in 1994 and $623,400 in 1993. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                         1995          1994
                                      -----------   -----------
Cost................................  $ 1,011,394   $ 1,114,135
Accumulated depreciation............      776,002       800,843
                                       ----------    ----------
Carrying value......................  $   235,392   $   313,292
                                       ==========    ==========

8--OTHER INCOME, NET--Other income, net consists of the following:

                                 1995        1994        1993
                               ---------   ---------   ---------
Gain on sale of properties
  and equipment..............  $   8,599   $  16,058   $  71,390
Interest income..............    324,563     190,806     153,880
Amortization expense.........    (24,996)    (24,996)    (16,664)
Other........................      2,991      32,471      20,942
                                --------    --------    --------
                               $ 311,157   $ 214,339   $ 229,548
                                ========    ========    ========

9--COMMITMENTS AND CONTINGENCIES--Rent expense aggregated approximately $52,233, $41,061 and $53,792 for 1995, 1994 and 1993, respectively. Total future minimum rentals at December 31, 1995 are not significant.

     The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. With regard to environmental claims, the Company, and a former subsidiary, W.S. & W.C., Inc., have been named by state and/or federal government agencies as "potentially responsible parties" with respect to certain waste disposal sites. As a potentially responsible party, the Company, or its former subsidiary, may be considered jointly and severally liable, along with other potentially responsible parties, for the cost of remediation of these waste sites. The actual cost of remediation is presently unknown; however estimates currently available suggest that the cost of remediation at these sites will be between $100 million and $133 million. Despite the joint and several nature of the liability, these proceedings are frequently resolved on the basis of the quantity and type of waste disposed by the parties. The actual amount of liability for the Company, and its former subsidiary, is unknown due to disagreement concerning the allocation of responsibility, uncertainties regarding the amount of contribution that will be available from other parties and uncertainties related to insurance coverage. After investigation of the quantities and type of waste disposed at these sites, it is management's opinion that any liability will not be material to the Company's financial condition. Nevertheless, it is unlikely that the Company will not incur significant costs associated with these proceedings and accordingly the Company has recorded a liability of approximately $639,000 related to these matters. The adequacy of this reserve will be reviewed periodically as more definitive cost information becomes available.

     While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

10--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE--Fourth quarter net income includes the net favorable effect of certain adjustments related to inventory, accruals and allowances of $.31, $.21 and $.17 per share, for 1995, 1994 and 1993, respectively.

11--ACQUISITIONS--On May 7, 1993 the Company acquired certain operating assets of Textron's Townsend Automation division for $2,033,116 in cash. Results related to the acquired assets have been included since the date of acquisition. The Company accounted for the acquisition as a purchase. Accordingly, the purchase price was allocated to specific assets based upon their estimated fair market value at the date of acquisition. The excess of the purchase price over the fair market value of assets acquired of $100,000 was recorded as goodwill. The goodwill is being amortized on a straight-line basis over four years. Amortization expense during 1995 and 1994 was $24,996.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying balance sheets and the related statements of operations, of retained earnings, and of cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Price Waterhouse LLP
Chicago, Illinois
March 1, 1996

SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------------------
                                                         1995            1994            1993            1992            1991
---------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                           $23,717,410     $23,012,730     $20,390,304     $15,757,704     $15,271,567
---------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                              3,645,215       3,239,881       2,291,845       1,545,618       1,209,263
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                              2,235,215       1,908,881       1,402,845         951,618         750,263
---------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                         3.81            3.25            2.39            1.62            1.25
---------------------------------------------------------------------------------------------------------------------------------
Dividends Declared Per Share                                 1.75            1.55            1.30            1.20            1.35
---------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                         586,472         587,061         587,348         587,522         599,698
---------------------------------------------------------------------------------------------------------------------------------
Net Working Capital                                    12,710,825      10,968,607       9,434,565      10,221,304       9,880,522
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                                           21,355,139      19,923,085      18,597,383      16,770,307      16,530,711
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                   16,883,109      15,702,000      14,716,949      14,085,786      13,842,448
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED):

                          1ST          2ND          3RD          4TH
                        QUARTER      QUARTER      QUARTER      QUARTER
                       ----------   ----------   ----------   ----------
1995
Net Sales and Lease
 Revenue.............. $6,458,657   $6,982,747   $4,991,360   $5,284,646
Gross Profit..........  2,242,434    2,460,751    1,600,927    2,376,995
Net Income............    589,243      668,908      334,831      642,233
Per Share Data:
 Net Income Per
   Share..............       1.00         1.14          .58         1.09
 Average Common Shares
   Outstanding........    586,648      586,645      586,548      586,052
1994
Net Sales and Lease
 Revenue.............. $5,860,647   $5,907,264   $5,243,111   $6,001,708
Gross Profit..........  2,015,678    2,070,011    1,586,242    2,388,083
Net Income............    499,491      456,612      322,121      630,657
Per Share Data:
 Net Income Per
   Share..............        .85          .78          .55         1.07

 Average Common Shares
   Outstanding........    587,148      587,110      587,048      586,943

                          1ST          2ND          3RD          4TH
                        QUARTER      QUARTER      QUARTER      QUARTER
                       ----------   ----------   ----------   ----------
1993
Net Sales and Lease
 Revenue.............. $4,683,856   $4,747,860   $5,201,650   $5,756,938
Gross Profit..........  1,495,323    1,541,056    1,541,958    2,114,468
Net Income............    316,130      249,890      265,919      570,906
Per Share Data:
 Net Income Per
   Share..............        .54          .42          .45          .98
 Average Common Shares
   Outstanding........    587,448      587,441      587,261      587,245

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The following chart shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

            -----------------------------------------------------
                 Dividends Declared         Market Range
 Quarter      1995         1994         1995             1994
----------  ---------      ----     ------------     ------------
First            $.85*     $.65*    $29 1/4 $25 3/4  $34 3/8 $27 1/4
Second            .30       .30     $30 1/4 $26 3/4  $30 3/4 $27 3/8
Third             .30       .30     $34 7/8 $29 7/8  $32 7/8 $26 5/8
Fourth            .30       .30     $32 7/8 $28 1/8  $31 1/4 $25 7/8

---------------

* Includes an extra dividend of $.55 and $.35 per share for 1995 and 1994,

  respectively.

--------------------------------------------------------------------------------