Form 10-K405, Exhibit 13
period 1996-12-31
CHICAGO RIVET & MACHINE CO
filed 1997-03-27
CIK 19871

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
      ASSETS

-----------------------------------------------------------------------------------------------
                        December 31                                1996                1995
-----------------------------------------------------------------------------------------------

Current Assets

  Cash and Cash Equivalents (Note 1)........................    $ 3,215,688         $ 1,349,093

  Certificate of Deposit....................................        705,407           4,568,212

  U.S. Government Securities (Note 1).......................        396,815           2,703,533

  Accounts Receivable--Less allowances
     of $108,652 and $166,634, respectively (Note 1)........      5,028,885           2,379,497

  Inventories (Notes 1 and 4)...............................      6,898,603           4,102,406

  Deferred Income Taxes (Notes 1 and 5).....................        813,000             806,227

  Other Current Assets......................................        271,973             231,957
                                                                -----------         -----------

  Total Current Assets......................................     17,330,371          16,140,925
                                                                -----------         -----------

Goodwill, net of amortization...............................          8,348              33,344
                                                                -----------         -----------

Property, Plant and Equipment (Notes 1 and 9)

  Land and Improvements.....................................        982,635             347,676

  Buildings and Improvements................................      5,464,355           3,715,915

  Production Equipment, Leased Machines and Other...........     21,221,316          14,233,135
                                                                -----------         -----------

                                                                 27,668,306          18,296,726

  Less Accumulated Depreciation.............................     13,680,473          13,115,856
                                                                -----------         -----------

  Net Property, Plant and Equipment.........................     13,987,833           5,180,870
                                                                -----------         -----------

Total Assets................................................    $31,326,552         $21,355,139
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------
                        December 31                                1996                1995
-----------------------------------------------------------------------------------------------
Current Liabilities

  Accounts Payable..........................................    $ 1,257,704         $   877,871

  Contributions Due Profit Sharing and Pension Plans (Note
     6).....................................................        522,278             572,864

  Wages and Salaries........................................        754,791             623,790

  Other Accrued Expenses (Note 7)...........................        435,019             744,410

  Unearned Lease Revenue (Note 1)...........................         53,411              70,120

  Accrued Interest Expense (Note 3).........................         47,250                  --

  Current Portion of Note Payable (Note 3)..................      1,800,000                  --

  Federal and State Income Taxes (Notes 1 and 5)............        419,339             541,045
                                                                -----------         -----------

  Total Current Liabilities.................................      5,289,792           3,430,100

Note Payable (Note 3).......................................      7,200,000                  --

Deferred Income Taxes (Notes 1 and 5).......................      1,060,000           1,041,930
                                                                -----------         -----------

  Total Liabilities.........................................     13,549,792           4,472,030
                                                                -----------         -----------

Shareholders' Equity

  Preferred Stock, No Par Value--Authorized
     500,000 Shares--None Outstanding.......................             --                  --

  Common Stock, $2.00 Par Value:
     Authorized 2,000,000 Shares
     Issued and Outstanding 585,748 (Note 8)................      1,171,496           1,171,496

  Additional Paid-in Capital................................        460,252             460,252

  Retained Earnings, Per Accompanying Statement.............     16,145,012          15,251,361
                                                                -----------         -----------

  Total Shareholders' Equity................................     17,776,760          16,883,109
                                                                -----------         -----------

Commitments and Contingencies (Note 11)

Total Liabilities and Shareholders' Equity..................    $31,326,552         $21,355,139
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

         -----------------------------------------------------------------------------------------------
         For the Years Ended December 31                          1996           1995           1994
         -----------------------------------------------------------------------------------------------
         Net Sales and Lease Revenue (Notes 1 and 9).......    $22,510,953    $23,717,410    $23,012,730
         Cost of Goods Sold and Costs Related to Lease
           Revenue.........................................     14,938,997     15,036,303     14,952,716
                                                               -----------    -----------    -----------
         Gross Profit......................................      7,571,956      8,681,107      8,060,014
         Selling and Administrative Expenses...............      4,757,440      5,347,049      5,034,472
         Other Income, Net of Other Expenses (Note 10).....        359,485        311,157        214,339
                                                               -----------    -----------    -----------
         Income Before Income Taxes........................      3,174,001      3,645,215      3,239,881
         Provision for Income Taxes (Notes 1 and 5)........      1,226,000      1,410,000      1,331,000
                                                               -----------    -----------    -----------
         Net Income........................................    $ 1,948,001    $ 2,235,215    $ 1,908,881
                                                               ===========    ===========    ===========
         Net Income Per Share..............................    $      3.33    $      3.81    $      3.25
                                                               ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS

         Retained Earnings at Beginning of Year............    $15,251,361    $14,067,745    $13,081,301
         Net Income for the Year...........................      1,948,001      2,235,215      1,908,881
         Cancellation of Treasury Stock (Note 8)...........             --        (25,175)       (12,357)
         Cash Dividends Declared,
           $1.80 Per Share in 1996, $1.75 Per Share in 1995
           and $1.55 Per Share in 1994.....................     (1,054,350)    (1,026,424)      (910,080)
                                                               -----------    -----------    -----------
         Retained Earnings at End of Year..................    $16,145,012    $15,251,361    $14,067,745
                                                               ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

         ---------------------------------------------------------------------------------------------------
                      For the Years Ended December 31                   1996          1995          1994
         ---------------------------------------------------------------------------------------------------
         Cash Flows from Operating Activities:
         Net Income................................................  $ 1,948,001   $ 2,235,215   $ 1,908,881
         Adjustments to Reconcile Net Income to Net Cash Provided
           by Operating Activities:
           Depreciation and Amortization...........................      734,674       671,452       678,744
           Net Gain on the Sale of Properties......................      (54,376)       (8,599)      (16,058)
           Deferred Income Taxes...................................       11,297       (77,000)       37,000
           Changes in Current Assets and Current Liabilities,
             net of the effects of the acquisition of H&L Tool:
             Accounts Receivable, Net..............................      770,288       493,065       349,435
             Inventories...........................................      (10,553)      242,130      (937,811)
             Accounts Payable......................................      168,876      (266,658)     (126,502)
             Accrued Interest......................................       47,250            --            --
             Other Accrued Expenses................................     (349,391)      142,216        57,918
             Accrued Wages and Salaries............................     (301,362)      (14,775)       76,997
             Taxes Payable.........................................     (121,706)      128,676        77,034
             Other, Net............................................      (50,383)      293,469       (14,763)
                                                                     -----------   -----------   -----------
                  Net Cash Provided by Operating Activities........    2,792,615     3,839,191     2,090,875
                                                                     -----------   -----------   -----------
         Cash Flows from Investing Activities:
           Acquisition of H&L Tool, net of cash acquired of $4.8
             million...............................................  (14,294,470)           --            --
           Capital Expenditures....................................     (861,128)     (231,340)     (383,354)
           Net Proceeds from the Sale of Properties................      114,403        83,434       165,434
           Proceeds from Held-to-Maturity Securities...............    7,921,447     8,394,335     7,404,805
           Proceeds from Available-for-Sale Securities.............    2,209,513            --            --
           Purchases of Held-to-Maturity Securities................   (3,766,410)   (9,924,908)   (8,025,181)
           Purchases of Available-for-Sale Securities..............     (195,025)   (1,982,957)           --
                                                                     -----------   -----------   -----------
                  Net Cash Used by Investing Activities............   (8,871,670)   (3,661,436)     (838,296)
                                                                     -----------   -----------   -----------
         Cash Flows from Financing Activities:
           Borrowings under Term Loan Agreement....................    9,000,000            --            --
           Purchase of Treasury Stock..............................           --       (27,683)      (13,750)
           Cash Dividends..........................................   (1,054,350)   (1,026,424)     (910,080)
                                                                     -----------   -----------   -----------
                  Net Cash Used by Financing Activities............    7,945,650    (1,054,107)     (923,830)
                                                                     -----------   -----------   -----------
         Net Increase (Decrease) in Cash and Cash Equivalents......    1,866,595      (876,352)      328,749
         Cash and Cash Equivalents at Beginning of Year............    1,349,093     2,225,445     1,896,696
                                                                     -----------   -----------   -----------
         Cash and Cash Equivalents at End of Year..................  $ 3,215,688   $ 1,349,093   $ 2,225,445
                                                                     ===========   ===========   ===========
           Cash Paid During the Year for:
             Income Taxes..........................................  $ 1,337,427   $ 1,358,324   $ 1,216,756

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION--The Consolidated Financial Statements include the accounts of the Chicago Rivet & Machine Co. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

OPERATIONS--The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines. Rivets, cold-formed fasteners, and screw machine product sales represented the following percentage of net sales and lease revenue from operations: 50% in 1996, 44.9% in 1995 and 47.7% in 1994.

INCOME PER SHARE--Income per share of common stock is based on the weighted average number of shares outstanding of 585,748 in 1996, 586,472 in 1995 and 587,061 in 1994.

CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, certificates of deposit and U.S. government securities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for the note payable approximates fair market value because the underlying instrument is at a rate similar to current rates offered to the Company for notes with the same remaining maturities.

GOVERNMENT SECURITIES--Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," designating all investment securities as held-to-maturity. On December 31, 1995, management reassessed this classification and transferred, at fair value, certain debt securities from held-to-maturity to available-for-sale in consideration of projected future liquidity requirements. In accordance with SFAS 115, securities classified as held-to-maturity are reported at amortized cost, and available-for-sale securities are reported at fair market value with unrealized gains and losses, where material, included in Shareholders' Equity. Realized gains and losses on available-for-sale securities were not significant in 1996 or 1995. At December 31, 1996 the Company has recorded all U.S. government securities as held-to-maturity. At December 31, 1995, the Company had recorded $682,483 of U.S. government securities as held-to-maturity and $2,021,050 of U.S. government securities as available-for-sale.

INVENTORIES--Inventories are stated at the lower of cost or net realizable value, cost being determined principally by the first-in, first-out (FIFO) method.

LEASE INCOME--Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally for a one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are shown as Unearned Lease Revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

PURCHASE OF COMPANY COMMON STOCK--The Company is required by its state of incorporation to retire any common stock it purchases. The excess of cost over par value is charged proportionately to Additional Paid-in Capital and Retained Earnings.

CREDIT RISK--The Company extends credit primarily on the basis of 30 day terms to various companies doing business primarily in the automotive and appliance industries. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States.

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

INCOME TAXES--Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

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

2--ACQUISITIONS--On December 3, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of H & L Tool Company, Inc. (H & L
Tool) of Madison Heights, Michigan in a transaction accounted for as a purchase. The purchase price was approximately $19.1 million, including $0.3 million of acquisition costs, and was financed through a $4.8 million credit in consideration of the seller's retention of all cash and marketable securities, an unsecured loan of $9.0 million and approximately $5.3 million of available cash. The purchase price was allocated to the fair market value of the assets acquired, including all of H & L Tool's production equipment and its facilities in Madison Heights, inventories, accounts receivable, and other operating assets. The consolidated financial statements for the year ended December 31, 1996, reflect the operations of H & L Tool since the date of acquisition.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

     The following represents the unaudited pro forma results of operations, as if the acquisition occurred on January 1, 1995 (in thousands, except per share data).

                                       1996           1995
                                    -----------    -----------
Net sales and lease revenue.......  $   42,957     $   46,003
Net income........................       1,856          2,921
Net income per share..............        3.17           4.99

     The unaudited pro forma financial information is not necessarily indicative of, and does not include all adjustments management considers necessary to reflect, the results of operations that would have been obtained if the acquisition had taken place at the beginning of the periods presented or of future results of operation.

3--NOTE PAYABLE--On November 25, 1996, in connection with the acquisition of H & L Tool, the Company entered into (i) a five-year unsecured term loan agreement (the Term Loan) in the principal amount of $9 million, and (ii) a $1 million line of credit agreement (the Line of Credit) available through May 30, 1997. The Term Loan bears interest, payable quarterly, at (i) the reference rate of the financial institution less 75 basis points, or (ii) the LIBOR rate plus 80 basis points. Repayments of principal are made quarterly in the amount of $450,000 through October 1, 2001. The Line of Credit remains unused at December 31, 1996.

4--INVENTORIES--Inventories at December 31, 1996 and 1995 consisted of the following:

                                       1996           1995
                                    -----------    -----------
Raw materials.....................  $1,715,685     $  697,010
Work in process...................   2,318,535        901,040
Finished goods....................   2,864,383      2,504,356
                                    ----------     ----------
Total.............................  $6,898,603     $4,102,406
                                    ==========     ==========

5--INCOME TAXES--The provision for income tax expense consists of the following:

                             1996          1995          1994
                          -----------   -----------   -----------
Current
  Federal...............  $   993,703   $ 1,232,000   $ 1,077,000
  State.................      221,000       255,000       217,000
Deferred................       11,297       (77,000)       37,000
                          -----------   -----------   -----------
                          $ 1,226,000   $ 1,410,000   $ 1,331,000
                          ===========   ===========   ===========

     The deferred tax liabilities and assets are comprised of the following:

                                      1996            1995
                                  ------------    ------------
Depreciation....................  $(1,087,073)    $(1,061,493)
                                  -----------     -----------
Inventory valuations............      343,194         218,283
Environmental accruals..........      113,606         255,550
Accrued vacation................      182,413         150,254
Unearned rental revenue.........       21,364          28,048
Doubtful accounts...............       69,687          66,654
Other, net......................      109,809         107,001
                                  -----------     -----------
                                      840,073         825,790
                                  -----------     -----------
                                  $  (247,000)    $  (235,703)
                                  ===========     ===========

     The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                              1996              1995              1994
                        ----------------  ----------------  ----------------
                          Amount     %      Amount     %      Amount     %
                        ----------------  ----------------  ----------------
Expected tax at U.S.
 statutory rate.......  $1,079,160  34.0  $1,239,373  34.0  $1,101,560  34.0
State taxes, net of
 federal benefit......     145,860   4.6     168,300   4.6     155,500   4.8
Other, net............         980    --       2,327    .1          --    --
Adjustment to prior
 year accrual.........          --    --          --    --      73,940   2.3
                        ----------  ----  ----------  ----  ----------  ----
Income tax expense....  $1,226,000  38.6  $1,410,000  38.7  $1,331,000  41.1
                        ==========  ====  ==========  ====  ==========  ====

6--PENSIONS--The Company has a noncontributory profit sharing plan and insurance annuity plans covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $327,000 in 1996, $373,000 in 1995 and $265,000 in 1994.

     The Company's funding policy for the insurance annuity plans is to contribute annually the amounts necessary to satisfy ERISA funding standards. Net pension expense relating to these plans is not significant. The fair value of the plans' assets was $551,917 and $584,495 at December 31, 1996 and 1995, respectively, and the vested, accumulated and projected benefit obligation was approximately $583,000 and $701,000 at the end of 1996 and 1995, respectively. The assumed discount (settlement) rate used in determining the actuarial present value of the projected benefit obligation was 6.5% and 6% for 1996 and 1995, respectively.

7--OTHER ACCRUED EXPENSES--Accrued expenses consist of the following:

                                          1996         1995
                                        ---------    ---------
Environmental costs...................  $250,015     $638,875
Property taxes........................    95,037       60,137
Payroll taxes.........................    35,543       45,819
All other items.......................    54,424         (421)
                                        --------     --------
                                        $435,019     $744,410
                                        ========     ========

8--TREASURY STOCK TRANSACTIONS--The Company did not purchase any shares in 1996. In 1995 and 1994 the Company purchased 900 and 500 shares of its common stock for $27,683 and $13,750, respectively.

     All stock purchased was retired, the excess of cost over par value was charged proportionately to Additional Paid-in Capital and Retained Earnings.

9--LEASED MACHINES--Lease revenue amounted to $414,129 in 1996, $502,847 in 1995 and $572,358 in 1994. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                        1996          1995
                                      ---------    -----------
Cost................................  $828,545     $1,011,394
Accumulated depreciation............   664,468        776,002
                                      --------     ----------
Carrying value......................  $164,077     $  235,392
                                      ========     ==========

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

10--OTHER INCOME, NET--Other income consists of the following:

                                 1996        1995        1994
                               ---------   ---------   ---------
Gain on sale of properties
  and equipment..............  $  54,376   $   8,599   $  16,058
Interest income..............    362,158     324,563     190,806
Interest expense.............    (47,250)         --          --
Amortization expense.........    (24,996)    (24,996)    (24,996)
Other........................     15,197       2,991      32,471
                               ---------   ---------   ---------
                               $ 359,485   $ 311,157   $ 214,339
                               =========   =========   =========

11--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $8,547 $52,233 and $41,061 for 1996, 1995 and 1994, respectively.
Total future minimum rentals at December 31, 1996 are not significant.

     The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. With regard to environmental claims the Company has been named by state and/or federal government agencies as a "potentially responsible party" with respect to certain waste disposal sites. As a potentially responsible party, the Company may be considered jointly and severally liable, along with other potentially responsible parties, for the cost of remediation of these waste sites. The actual cost of remediation is presently unknown; however, estimates currently available suggest that the cost of remediation at these sites will be between $47 million and $85 million. Despite the joint and several nature of the liability, these proceedings are frequently resolved on the basis of the quantity and type of waste disposed by the parties. The actual amount of liability for the Company is unknown due to disagreement concerning the allocation of responsibility, uncertainties regarding the amount of contribution that will be available from other parties and uncertainties related to insurance coverage. After investigation of the quantities and type of waste disposed at these sites, it is management's opinion that any liability will not be material to the Company's financial condition. Nevertheless, it is unlikely that the Company will not incur significant costs associated with these proceedings and accordingly the Company has recorded a liability of approximately $250,000 related to these matters. The adequacy of this reserve will be reviewed periodically as more definitive cost information becomes available.

     While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

12--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE--Fourth quarter net income includes the net favorable effect of certain adjustments related to inventory, accruals and allowances of $.73, $.31 and $.21 per share, for 1996, 1995 and 1994, respectively. The 1996 amount includes $.26 per share related to a reduction in environmental reserves recorded in connection with the favorable resolution, in late 1996, of certain environmental claims and revised liability estimates.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of retained earnings, and of cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Price Waterhouse LLP
Chicago, Illinois
March 7, 1997

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           1996           1995           1994           1993           1992
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $22,510,953    $23,717,410    $23,012,730    $20,390,304    $15,757,704
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                3,174,001      3,645,215      3,239,881      2,291,845      1,545,618
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                1,948,001      2,235,215      1,908,881      1,402,845        951,618
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                           3.33           3.81           3.25           2.39           1.62
-------------------------------------------------------------------------------------------------------------------------------
Dividends Declared Per Share                                   1.80           1.75           1.55           1.30           1.20
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                           585,748        586,472        587,061        587,348        587,522
-------------------------------------------------------------------------------------------------------------------------------
Net Working Capital                                      12,040,579     12,710,825     10,968,607      9,434,565     10,221,304
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             31,326,552     21,355,139     19,923,085     18,597,383     16,770,307
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     17,776,760     16,883,109     15,702,000     14,716,949     14,085,786
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED):

                           1ST          2ND          3RD          4TH
                         QUARTER      QUARTER      QUARTER      QUARTER
                        ----------   ----------   ----------   ----------
1996
Net Sales and Lease
 Revenue..............  $5,323,632   $6,162,712   $4,807,028   $6,217,581
Gross Profit..........   1,718,656    1,908,693    1,594,397    2,350,210
Net Income............     350,629      433,227      381,773      782,372
Per Share Data:
 Net Income Per
   Share..............         .60          .74          .65         1.34
 Average Common Shares
   Outstanding........     585,748      585,748      585,748      585,748

1995
Net Sales and Lease
 Revenue..............  $6,458,657   $6,982,747   $4,991,360   $5,284,646
Gross Profit..........   2,242,434    2,460,751    1,600,927    2,376,995
Net Income............     589,243      668,908      334,831      642,233
Per Share Data:
 Net Income Per
   Share..............        1.00         1.14          .58         1.09
 Average Common Shares
   Outstanding........     586,648      586,645      586,548      586,052

                           1ST          2ND          3RD          4TH
                         QUARTER      QUARTER      QUARTER      QUARTER
                        ----------   ----------   ----------   ----------

1994
Net Sales and Lease
 Revenue..............  $5,860,647   $5,907,264   $5,243,111   $6,001,708
Gross Profit..........   2,015,678    2,070,011    1,586,242    2,388,083
Net Income............     499,491      456,612      322,121      630,657
Per Share Data:
 Net Income Per
   Share..............         .85          .78          .55         1.07
 Average Common Shares
   Outstanding........     587,148      587,110      587,048      586,943

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The following chart shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

                         -----Dividends-Declared----------Market-Range--------
        Quarter            1996         1995         1996             1995
        -------            ----         ----      -----------      -----------
 First................        $.90*     $.85*     $35 7/8 $29 1/4  $29 1/4 $25 3/4
 Second...............         .30       .30      $36 1/2 $ 31     $30 1/4 $26 3/4
 Third................         .30       .30      $35 1/2 $31 5/8  $34 7/8 $29 7/8
 Fourth...............         .30       .30      $32 1/4 $30 3/4  $32 7/8 $28 1/8

---------------

* Includes an extra dividend of $.60 and $.55 per share for 1996 and 1995, respectively.

--------------------------------------------------------------------------------