Form 10-K405, Exhibit 13
period 1997-12-31
CHICAGO RIVET & MACHINE CO
filed 1998-03-30
CIK 19871

                                  EXHIBIT 13

                               CHICAGO RIVET LOGO
                          Chicago Rivet & Machine Co.
                               1997 Annual Report

CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
Highlights..................................................     1

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     2

Consolidated Balance Sheets.................................     6

Consolidated Statements of Operations.......................     8

Consolidated Statements of Retained Earnings................     8

Consolidated Statements of Cash Flows.......................     9

Notes to Consolidated Financial Statements..................     10

Report of Independent Accountants...........................     13

Selected Financial Data.....................................     13

Quarterly Financial Data....................................     14

Chicago Rivet & Machine Co. - 901 Frontenac Road - PO Box 3061 - Naperville, Illinois 60566 - Telephone: (630) 357-8500
--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    1997           1996           1995
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $44,543,404    $22,510,953    $23,717,410
NET INCOME.....................................    3,861,510      1,948,001      2,235,215
NET INCOME PER SHARE...........................         3.30           1.66           1.91
DIVIDENDS DECLARED PER SHARE...................          .91            .90            .88
EXPENDITURES FOR PROPERTY, PLANT AND EQUIPMENT,
  NET OF ACQUISITION...........................      963,917        861,128        231,340
DEPRECIATION FOR PROPERTY, PLANT AND
  EQUIPMENT....................................    1,372,415        709,678        646,456
NET WORKING CAPITAL............................   13,766,681     12,040,579     12,710,825
TOTAL SHAREHOLDERS' EQUITY.....................   20,511,102     17,776,760     16,883,109
COMMON SHARES OUTSTANDING AT YEAR END..........    1,169,296      1,171,496      1,171,496
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        17.54          15.17          14.41
APPROXIMATE NUMBER OF SHAREHOLDERS OF RECORD...          471            505            550

REGISTRAR
First Chicago Trust Company of New York

TRANSFER AGENT
First Chicago Trust Company of New York

STOCK EXCHANGE
The Company's stock is traded on the
American Stock Exchange (Ticker symbol CVR).

ANNUAL MEETING
The annual meeting of shareholders
will be held on May 12, 1998 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois 60566

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    The past year was extraordinarily successful for the Company. The largest factor contributing to increases in both revenues and profits was the inclusion, for the full year, of operations of H & L Tool Company, Inc. ("H & L Tool"), which was acquired late in 1996. In addition, the Company's ongoing efforts to increase market share, in combination with favorable economic conditions, resulted in an increase in sales of the Company's traditional products. Improvements in operating margins were realized as well, contributing to the increase in income for the year.

    The Company enjoyed improved results from both the fastener segment and the assembly segment of its operations as employees at all locations met the challenge of improving quality and service while successfully controlling costs. At this time, all of our fastener plants have attained certification to ISO-9002:1994. One of these facilities has attained QS-9000 certification and our other fastener facilities are expected to be certified to a QS-9000 standard early in 1998. Attaining, and maintaining, these certifications is essential to successfully competing in the automotive market today, and we are pleased that so much progress toward this goal has been achieved in a relatively short period of time.

    In September, your Board of Directors approved a two for one stock split of the Company's outstanding shares, and also approved a 20% increase in the regular quarterly dividend. The Company's financial condition remains strong and all indications are that the Company will continue to be successful.

    1997 COMPARED TO 1996

    Revenues increased in both the fastener and assembly equipment segments compared with 1996. Overall, net sales and lease revenues amounted to $44,543,404 in 1997 compared with $22,510,953 recorded in 1996. Revenues from H & L Tool are included for the full twelve months of 1997, compared with only one month in 1996, and this accounts for the largest share of the change, although revenues from the Company's historical product lines also increased compared with the prior year. The only notable exception was revenue from leasing automatic rivet setting machines. Revenues from this activity, which accounted for less than 1% of total revenues last year, have declined steadily over the past several years as our customers find leasing less attractive, and we expect revenues from this segment to continue to decline.

    In line with the increase in revenues, the Company's total gross profit increased substantially compared with the prior year. The addition of H & L Tool accounts for a significant portion of the absolute increase; however, it should be noted that H & L Tool's revenues are entirely related to the sale of fasteners, and similar products, and the profit margins for those products, when expressed as a percentage of sales, are below the margins historically reported by the Company. As a result, even though gross margins increased substantially, gross profit margins, when expressed as a percentage of sales, declined from historical levels. Margins for our fastener products have been constrained by the highly competitive nature of the market. Further, the automotive customer base, which accounts for the majority of our sales, continues to resolutely refuse to grant price relief, while simultaneously adding quality and service requirements that tend to increase operating costs for its suppliers. This has been the case for a number of years and is expected to continue in the years ahead. Accordingly, we have continued to invest in equipment and methods designed to allow us to remain competitive and to control our manufacturing costs. This strategy has been successful in the past, and we intend to continue in a similar manner in the future. The success of this approach, coupled with increased volumes, contributed to the overall improvement in gross margins from the sale of the Company's historical products during 1997. Increases in fixed costs incurred are attributable to the acquisition and are consistent with expectations.

    Additional selling and administrative expenses incurred in connection with operations of H & L Tool account for the majority of the increase experienced in 1997. While the total expense increased over prior years, the proportionate amount of the increase was substantially less than the increase in revenues, and is in line with expectations. Sales commission expense decreased as a percentage of sales, as a larger portion of revenues were generated from customers serviced on a direct basis, rather than through commissioned sales representatives.

    A number of factors contributed to a decrease of approximately $488,000 in non-operating income compared to 1996. Interest expense increased by approximately $500,000, while interest income declined approximately $140,000. Both of these changes stem from the use of cash and debt to finance the H & L Tool purchase. Barring a sharp increase in interest rates, interest expense will decline as the debt, which was $6.8 million at year end, continues to be paid down. Gains from the sale of surplus equipment, including the sale of lease machines, and a loss due to the write off of an investment in computer software, resulted in a net gain of approximately $175,000.

    1996 COMPARED TO 1995

    Net sales and lease revenues for 1996 totaled $22,510,953, including $1,390,158 in revenues from H & L Tool's operations recorded in December. This was a decline of approximately 5.1% compared to 1995, which had been the best year in the Company's recent history. Sales activity

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)                                                   CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

across all product lines began to weaken during the latter part of 1995. This weakness continued throughout 1996 and was more pronounced in our markets for machinery and related tools and parts, especially in the area of complex, highly automated assembly equipment. The additional revenue related to H & L Tool more than offset the effects of weak market conditions with regard to fasteners and, as a result, revenues for fasteners increased relative to 1995.

    Gross margins declined compared to the prior year due to a number of factors. Variable costs of manufacturing were generally reduced in line with lower operating levels. However, certain costs of manufacture, including wages, utility expense and supply costs increased, on a relative basis, compared to 1995. These increases were partially offset by a reduction in workers' compensation insurance costs. Operating profits in connection with H & L Tool were offset by the recognition of a portion of the "step-up" value assigned to the purchased inventory of H & L Tool. This treatment is required under the purchase accounting provisions of APB Opinion No. 16 and is intended to reflect that portion of the profit on the sale of purchased inventory that was earned by the seller, prior to the sale of assets to the Company. The effect, in 1996, was to reduce income by approximately $192,000, before income taxes. This represented approximately one-half of the total amount that was ultimately recognized; the remaining amount was reflected in operating results for the first quarter of 1997. Fixed operating costs, as would be expected, remained relatively unchanged from 1995. In addition, a slight change in product mix contributed to the unfavorable comparison with the prior year. The automotive industry remained extremely resistant to price increases, and while cost reduction programs continue to be emphasized at Chicago Rivet, their effectiveness has diminished as the most dramatic opportunities for cost reduction have already been implemented.

    Interest income increased in 1996, reflecting higher interest rates and larger invested balances throughout most of the year. Interest expense for 1996 amounted to $47,250, which represents one month of interest expense on borrowings associated with the acquisition of H & L Tool. Selling and administrative expenses were relatively unchanged compared to the prior year period.

DIVIDENDS

    The Company paid four regular quarterly dividends during 1997. In September of 1997, the Board declared a two for one stock split and voted to increase the amount of the regular quarterly dividend. The Company paid two regular quarterly dividends of $.15 per share and two regular quarterly dividends of $.18 per share during 1997. In addition, an extra dividend of $.25 per share was paid during the second quarter of 1997, bringing the total dividend payout to $.91 per share, after adjustment for the effects of the stock split. On February 16, 1998, your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 1998 to shareholders of record March 5, 1998. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 64 years. At that same meeting, the Board declared an extra dividend of $.40 per share, payable April 20, 1998 to shareholders of record, April 3, 1998.

ACQUISITION

    On December 3, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of H & L Tool Company, Inc. of Madison Heights, Michigan. The purchase price was approximately $19.1 million, including acquisition costs of $0.3 million, and was financed through a $4.8 million credit against the purchase price in consideration of the seller's retention of all cash and marketable securities, an unsecured loan of $9.0 million and approximately $5.3 million in available cash. Additional information is contained in Note 2 to the Consolidated Financial Statements. H & L Tool is a leading manufacturer of specialty screw-machine and cold-headed products serving the automotive industry. This acquisition has significantly enhanced the Company's product offerings and strengthened our relationships with certain key customers.

MACHINERY & EQUIPMENT

    During 1997, capital investments totaled $963,917. Significant expenditures included approximately $540,000 for equipment used in the manufacture of fasteners and assembly equipment, $117,000 for data processing and telecommunications equipment, building improvements amounting to $87,000 and approximately $58,000 which was invested in new equipment related to quality control. The balance consists of investments in material handling and other miscellaneous equipment.

    Capital investments during 1996, exclusive of expenditures related to the acquisition of the assets of H & L Tool, totaled $861,128. Of this total, approximately $289,000 was invested in equipment used in the manufacture of fasteners and machinery and $193,000 was expended for the purchase of a new boiler to provide heat and process steam for our Tyrone facility. Approximately $280,000 was invested in new data processing equipment and software. A total of approximately $22,000 was invested in new automatic rivet setting machines manufactured by the Company and leased to its customers. The balance was expended for the purchase of various, smaller machine tools and office equipment.

    Capital investments during 1995 were $231,340, with the major portion of that total invested in cold-heading equipment. Of the balance, $32,531 was invested in new automatic rivet setting machines manufactured by the Company and leased to its customers.

    Depreciation expense amounted to $1,372,415 in 1997, $709,678 in 1996, and $646,456 in 1995.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

    The Company's financial condition continues to be sound. During the past year, cash and short-term investments increased by approximately $2.5 million. Investment in inventories declined approximately $.5 million, while accounts receivable balances increased approximately $.6 million. Long term debt was reduced by $2.2 million and working capital at year end amounted to approximately $13.8 million, an increase of approximately $1.7 million from one year ago. In connection with the 1996 acquisition of H & L Tool, the Company borrowed $9.0 million, on an unsecured basis, subject to certain customary covenants. Under the terms of the note, the Company is scheduled to repay the principal in 20 quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is calculated under one of two methods: the London Inter Bank Offering Rate, plus 80 basis points; or the lender's reference rate, less 75 basis points. This rate is adjusted quarterly and at year end was approximately 6.7%. During 1997, in addition to the four scheduled payments, the Company paid an additional $450,000 against the principal of the note. Throughout the year, the Company was in full compliance with all terms and covenants associated with the note. Management has identified a number of specific investments in new machine tools, data processing equipment and software, and building improvements that are expected to total approximately $2.7 million during 1998 and early 1999. Management believes that this level of investment can be funded internally, nevertheless, a $1.0 million line of credit, which was obtained from the Bank of America in connection with the acquisition, remains available to the Company. There was no charge for this facility, and as of December 31, 1997, it was unused. The facility will expire on May 30, 1998.

NEW ACCOUNTING STANDARDS

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by any new, or proposed, accounting standards.

YEAR 2000 COMPLIANCE

    Beginning in 1996, the Company began a study to identify and correct date-sensitive hardware, software and procedures that could adversely affect operations as we approach the year 2000 ("Year 2000" issues). The Company expects to incur internal staff costs as well as consulting and other expenses related to this issue. The majority of our Year 2000 issues will be addressed as a by-product of current efforts to select and implement a new, enterprise-wide, information management system. The Company expects to invest between $700,000 and $1,000,000 in new hardware, software, consulting and training related to these issues. It should be noted that this effort, scheduled for completion in 1999, is also expected to provide significant improvements in manufacturing management, customer service and should also yield a reduction in administrative expenses. In addition to the review of its internal systems, the Company is querying its customers and suppliers as to their progress in identifying and addressing Year 2000 issues. There can be no assurance that the systems of other companies, including the systems of our customers and suppliers will be timely converted, therefore, although unlikely, it is possible that Year 2000 issues could have a material adverse effect on the Company's financial condition and results of operations.

STOCK PURCHASE PROGRAM

    Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, provides for purchases to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. Purchases under the current repurchase authorization have amounted to 119,396 shares at an average price of $11.69 per share. This includes the purchase of 2,200 shares during 1997 at an average price of $27.88 per share. It is management's intention to continue this program, provided market conditions are favorable and funding for repurchases is available.

OUTLOOK FOR 1998

    1997 was an outstanding year for Chicago Rivet. We enjoyed favorable market conditions, witnessed the successful integration of a new facility and new products into our operations, and we made significant progress toward attaining independent certification that the quality of our products truly is world-class. We recorded levels of sales and profits that far exceeded those of any year in memory. The equity markets rewarded our shareholders with a significant increase in the value of their investment in the Company while the Board of Directors approved a two for one stock split and a 20% increase in the regular dividend. It was a year that will be very hard to follow.

    While we expect 1998 to be another successful year for the Company, we do not anticipate that the Company's revenues and earnings will increase at the same rate as last year. Much of 1997's success is the result of an acquisition, and, while we would not rule out the possibility of another similar acquisition, there is nothing definite in our immediate future. Typically, our results are closely tied to conditions in the automotive industry in particular and the overall economy in general. The U. S. economy has enjoyed an unprecedented period of expansion over the past several years, and analysts have begun to question how long the current expansion will last. Our business continues to be fairly strong, although our backlogs are not as robust as one year ago. Demand for fasteners and related products continues to meet expectations, but demand in the assembly equipment segment of our business has not been as strong as we would like. There is an

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)                                                   CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

ongoing consolidation in the supply base that services the automotive industry, and this has affected certain of our long-term customer relationships while simultaneously affording us new opportunities with other customers and potential customers. We plan to continue to aggressively solicit new business while maintaining our core accounts. We also recognize that price relief will continue to be elusive, especially if the economy slows. Accordingly, we will continue to focus on cost containment as we strive to produce the best possible product at the lowest possible cost.

    We gratefully acknowledge that the Company's past success has been dependent upon a number of factors, including the continued loyalty of our customers, which is dependent upon the diligent and conscientious efforts of our employees, and the continued support of our shareholders. We are confident that those same factors will be the foundation for the Company's continued success in the future.

                                     Respectfully,

        J. A. Morrissey                             John C. Osterman
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

March 6, 1998

FORWARD-LOOKING STATEMENTS

    When used in this discussion, the words "believe," "anticipated," "expected" and similar expressions are intended to identify "forward-looking statements," which statements speak only as of the date hereof. Such statements are subject to certain risks and uncertainties which could cause actual circumstances to differ materially from those mentioned in this discussion including, but not limited to: (i) the ability of the Company to maintain its relationships with its significant customers, (ii) increases in the prices of, or limitations on the availability of, the Company's primary raw materials, (iii) a downturn in the automotive industry, upon which the Company relies for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade, and (iv) failure of the Company or its major customers or suppliers to successfully address year 2000 issues.

    Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. In addition to the disclosures contained herein, readers are also urged to carefully review and consider any risks and uncertainties contained in other documents filed by the Company with the Securities and Exchange Commission.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
      ASSETS

-----------------------------------------------------------------------------------------------
                        DECEMBER 31                                1997                1996
-----------------------------------------------------------------------------------------------

Current Assets

  Cash and Cash Equivalents (Note 1)........................    $ 3,983,471         $ 3,215,688

  Certificate of Deposit....................................      2,867,715             705,407

  U.S. Government Securities (Note 1).......................             --             396,815

  Accounts Receivable--Less allowances of $123,022 and
     $108,652, respectively (Note 1)........................      5,662,538           5,028,885

  Inventories (Notes 1 and 4)...............................      6,354,607           6,898,603

  Deferred Income Taxes (Notes 1 and 5).....................        764,588             813,000

  Other Current Assets......................................        360,448             271,973
                                                                -----------         -----------

  Total Current Assets......................................     19,993,367          17,330,371
                                                                -----------         -----------

Goodwill, net of amortization...............................             --               8,348
                                                                -----------         -----------

Property, Plant and Equipment (Notes 1 and 9)

  Land and Improvements.....................................      1,008,901             982,635

  Buildings and Improvements................................      5,501,189           5,464,355

  Production Equipment, Leased Machines and Other...........     21,404,751          21,221,316
                                                                -----------         -----------

                                                                 27,914,841          27,668,306

  Less Accumulated Depreciation.............................     14,960,748          13,680,473
                                                                -----------         -----------

  Net Property, Plant and Equipment.........................     12,954,093          13,987,833
                                                                -----------         -----------

Total Assets................................................    $32,947,460         $31,326,552
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

      LIABILITIES AND SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------------------------
                        DECEMBER 31                              1997                1996
---------------------------------------------------------------------------------------------
Current Liabilities

  Accounts Payable..........................................  $ 1,700,296         $ 1,257,704

  Contributions Due Profit Sharing and Pension Plans (Note
     6).....................................................      707,747             522,278

  Wages and Salaries........................................      772,247             754,791

  Other Accrued Expenses (Note 7)...........................      329,708             435,019

  Unearned Lease Revenue (Note 1)...........................       68,711              53,411

  Accrued Interest Expense (Note 3).........................      108,634              47,250

  Current Portion of Note Payable (Note 3)..................    1,800,000           1,800,000

  Federal and State Income Taxes (Notes 1 and 5)............      739,343             419,339
                                                              -----------         -----------

  Total Current Liabilities.................................    6,226,686           5,289,792

Note Payable (Note 3).......................................    4,950,000           7,200,000

Deferred Income Taxes (Notes 1 and 5).......................    1,259,672           1,060,000
                                                              -----------         -----------

  Total Liabilities.........................................   12,436,358          13,549,792
                                                              -----------         -----------

Shareholders' Equity

  Preferred Stock, No Par Value--Authorized 500,000
     Shares--None Outstanding...............................           --                  --

  Common Stock, $1.00 Par Value:
     Authorized 4,000,000 Shares Issued and Outstanding
     1,169,296 and 1,171,496, respectively (Note 8).........    1,169,296           1,171,496

  Additional Paid-in Capital................................      459,388             460,252

  Retained Earnings, Per Accompanying Statement.............   18,882,418          16,145,012
                                                              -----------         -----------

  Total Shareholders' Equity................................   20,511,102          17,776,760
                                                              -----------         -----------

Commitments and Contingencies (Note 11)

Total Liabilities and Shareholders' Equity..................  $32,947,460         $31,326,552
                                                              ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------------------------
For the Years Ended December 31                              1997           1996           1995
-----------------------------------------------------------------------------------------------
Net Sales and Lease Revenue (Notes 1 and 9).......    $44,543,404    $22,510,953    $23,717,410
Cost of Goods Sold and Costs Related to Lease
  Revenue.........................................     30,797,023     14,938,997     15,036,303
                                                      -----------    -----------    -----------
Gross Profit......................................     13,746,381      7,571,956      8,681,107
Selling and Administrative Expenses...............      7,573,074      4,757,440      5,347,049
Other Income (Expenses), Net (Note 10)............       (128,797)       359,485        311,157
                                                      -----------    -----------    -----------
Income Before Income Taxes........................      6,044,510      3,174,001      3,645,215
Provision for Income Taxes (Notes 1 and 5)........      2,183,000      1,226,000      1,410,000
                                                      -----------    -----------    -----------
Net Income........................................    $ 3,861,510    $ 1,948,001    $ 2,235,215
                                                      ===========    ===========    ===========
Net Income Per Share..............................    $      3.30    $      1.66    $      1.91
                                                      ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS

Retained Earnings at Beginning of Year............    $16,145,012    $15,251,361    $14,067,745
Net Income for the Year...........................      3,861,510      1,948,001      2,235,215
Cancellation of Treasury Stock (Note 8)...........        (58,259)            --        (25,175)
Cash Dividends Declared,
  $.91 Per Share in 1997, $.90 Per Share in 1996
  and $.88 Per Share in 1995......................     (1,065,845)    (1,054,350)    (1,026,424)
                                                      -----------    -----------    -----------
Retained Earnings at End of Year..................    $18,882,418    $16,145,012    $15,251,361
                                                      ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

         ---------------------------------------------------------------------------------------------------
                      FOR THE YEARS ENDED DECEMBER 31                   1997          1996          1995
         ---------------------------------------------------------------------------------------------------
         Cash Flow from Operating Activities:
         Net Income................................................  $ 3,861,510   $ 1,948,001   $ 2,235,215
         Adjustments to Reconcile Net Income to Net Cash Provided
           by Operating Activities:
           Depreciation and Amortization...........................    1,380,763       734,674       671,452
           Net Gain on the Sale of Properties......................     (175,059)      (54,376)       (8,599)
           Deferred Income Taxes...................................      248,084        11,297       (77,000)
           Changes in Current Assets and Current Liabilities, net
             of the effects of the acquisition of H&L Tool:
             Accounts Receivable, Net..............................     (633,653)      770,288       493,065
             Inventories...........................................      543,996       (10,553)      242,130
             Accounts Payable......................................      442,592       168,876      (266,658)
             Accrued Interest......................................       61,384        47,250            --
             Other Accrued Expenses................................     (105,311)     (349,391)      142,216
             Accrued Wages and Salaries............................       17,456      (301,362)      (14,775)
             Taxes Payable.........................................      320,004      (121,706)      128,676
             Other, Net............................................      112,305       (50,383)      293,469
                                                                     -----------   -----------   -----------
                  Net Cash Provided by Operating Activities........    6,074,071     2,792,615     3,839,191
                                                                     -----------   -----------   -----------
         Cash Flows from Investing Activities:
           Acquisition of H&L Tool, net of cash acquired of $4.8
             million...............................................           --   (14,294,470)           --
           Capital Expenditures....................................     (963,917)     (861,128)     (231,340)
           Net Proceeds from the Sale of Properties................      800,302       114,403        83,434
           Proceeds from Held-to-Maturity Securities...............    4,316,492     7,921,447     8,394,335
           Proceeds from Available-for-Sale Securities.............           --     2,209,513            --
           Purchases of Held-to-Maturity Securities................   (6,081,987)   (3,766,410)   (9,924,908)
           Purchases of Available-for-Sale Securities..............           --      (195,025)   (1,982,957)
                                                                     -----------   -----------   -----------
                  Net Cash Used by Investing Activities............   (1,929,110)   (8,871,670)   (3,661,436)
                                                                     -----------   -----------   -----------
         Cash Flows from Financing Activities:
           Borrowings under Term Loan Agreement....................           --     9,000,000            --
           Payments under Term Loan Agreement......................   (2,250,000)           --            --
           Purchase of Treasury Stock..............................      (61,333)           --       (27,683)
           Cash Dividends..........................................   (1,065,845)   (1,054,350)   (1,026,424)
                                                                     -----------   -----------   -----------
                  Net Cash Provided (Used) by Financing
                    Activities.....................................   (3,377,178)    7,945,650    (1,054,107)
                                                                     -----------   -----------   -----------
         Net Increase(Decrease) in Cash and Cash Equivalents.......      767,783     1,866,595      (876,352)
         Cash and Cash Equivalents at Beginning of Year............    3,215,688     1,349,093     2,225,445
                                                                     -----------   -----------   -----------
         Cash and Cash Equivalents at End of Year..................  $ 3,983,471   $ 3,215,688   $ 1,349,093
                                                                     ===========   ===========   ===========
           Cash Paid During the Year for:
             Income Taxes..........................................  $ 1,614,913   $ 1,337,427   $ 1,358,324
             Interest..............................................  $   485,282            --            --

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION--The Consolidated Financial Statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

OPERATIONS--The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines. Rivets, cold-formed fasteners, and screw machine product sales represented the following percentage of net sales and lease revenue from operations: 73% in 1997, 50% in 1996 and 44.9% in 1995.

INCOME PER SHARE--Income per share of common stock is based on the weighted average number of shares outstanding of 1,170,988 in 1997, 1,171,496 in 1996 and 1,172,944 in 1995, after giving effect to a two for one stock split that occurred on September 19, 1997.

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

GOVERNMENT SECURITIES--Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS 115, securities classified as held-to-maturity are reported at amortized cost, and available-for-sale securities are reported at fair market value with unrealized gains and losses, where material, included in Shareholders' Equity. At December 31, 1996 the Company recorded all U.S. Government securities as held-to-maturity.

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

CREDIT RISK--The Company extends credit primarily on the basis of 30 day terms to various companies doing business primarily in the automotive and appliance industries.The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States.

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

                                       1996           1995
                                    -----------    -----------
Net sales and lease revenue.......  $   42,957     $   46,003
Net Income........................       1,856          2,921
Net Income per share..............        1.58           2.49

     The unaudited pro forma financial information is not necessarily indicative of, and does not include all adjustments management considers necessary to reflect, the results of operations that would have been obtained if the acquisition had taken place at the beginning of the period presented or of future results of operation.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

3--NOTE PAYABLE--On November 25, 1996, in connection with the acquisition of H & L Tool, the Company entered into (i) a five-year unsecured term loan agreement (the Term Loan) in the principal amount of $9 million, and (ii) a $1 million line of credit agreement (the Line of Credit) available through May 30, 1997. The Term Loan bears interest, payable quarterly, at the Company's option, at (i) the reference rate of the financial institution less 75 basis points, or (ii) the LIBOR rate plus 80 basis points. Repayments of principal are made quarterly in the amount of $450,000 through July 1, 2001. The Line of Credit was extended through May 31, 1998 and remains unused at December 31, 1997.

4--INVENTORIES--Inventories at December 31, 1997 and 1996 consisted of the following:

                                       1997           1996
                                    -----------    -----------
Raw materials.....................  $1,901,419     $1,715,685
Work in process...................   1,427,764      2,318,535
Finished goods....................   3,025,424      2,864,383
                                    ----------     ----------
Total.............................  $6,354,607     $6,898,603
                                    ==========     ==========

5--INCOME TAXES--The provision for income tax expense consists of the following:

                             1997          1996          1995
                          -----------   -----------   -----------
Current
  Federal...............  $ 1,729,916   $   993,703   $ 1,232,000
  State.................      205,000       221,000       255,000
Deferred................      248,084        11,297       (77,000)
                          -----------   -----------   -----------
                          $ 2,183,000   $ 1,226,000   $ 1,410,000
                          ===========   ===========   ===========

     The deferred tax liabilities and assets are comprised of the following:

                                      1997            1996
                                  ------------    ------------
Depreciation....................  $(1,287,412)    $(1,087,073)
                                  -----------     -----------
Inventory valuations............      427,166         343,194
Environmental accruals..........       47,600         113,606
Accrued vacation................      183,477         182,413
Unearned rental revenue.........       27,484          21,364
Doubtful accounts...............       44,827          69,687
Other, net......................       61,774         109,809
                                  -----------     -----------
                                      792,328         840,073
                                  -----------     -----------
                                  $  (495,084)    $  (247,000)
                                  ===========     ===========

     The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                              1997              1996              1995
                        ----------------  ----------------  ----------------
                          AMOUNT     %      Amount     %      Amount     %
                        ----------------  ----------------  ----------------
Expected tax at U.S.
 statutory rate.......  $2,055,133  34.0  $1,079,160  34.0  $1,239,373  34.0
State taxes, net of
 federal benefit......     135,300   2.2     145,860   4.6     168,300   4.6
Other, net............     (7,433)    --         980    --       2,327    .1
                        ----------  ----  ----------  ----  ----------  ----
Income tax expense....  $2,183,000  36.2  $1,226,000  38.6  $1,410,000  38.7
                        ==========  ====  ==========  ====  ==========  ====

6--PENSIONS--The Company has a noncontributory profit sharing plan and insurance annuity plans covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $627,000 in 1997, $327,000 in 1996 and $373,000 in 1995.

     During 1997, the Company's defined benefit pension plans were terminated and all plan liabilities were satisfied.

7--OTHER ACCRUED EXPENSES--Accrued expenses consist of the following:

                                          1997         1996
                                        ---------    ---------
Environmental costs...................  $ 85,000     $250,015
Property taxes........................    95,620       95,037
Payroll taxes.........................    68,951       35,543
All other items.......................    80,137       54,424
                                        --------     --------
                                        $329,708     $435,019
                                        ========     ========

8--TREASURY STOCK TRANSACTIONS--In 1997, the Company purchased 2,200 shares of its common stock for $61,333. In 1995, the Company purchased 900 shares of its common stock for $27,683.

     All stock purchased was retired, the excess of cost over par value was charged proportionately to Additional Paid-in Capital and Retained Earnings.

9--LEASED MACHINES--Lease revenue amounted to $330,312 in 1997, $414,129 in 1996 and $502,847 in 1995. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                        1997          1996
                                      ---------    -----------
Cost................................  $742,491     $  828,545
Accumulated depreciation............   649,939        664,468
                                      --------     ----------
Carrying value......................  $ 92,552     $  164,077
                                      ========     ==========

10--OTHER INCOME (EXPENSE), NET--Other income (expense) consists of the following:

                             1997          1996          1995
                          -----------   -----------   -----------
Gain on sale of
  properties and
  equipment.............  $   175,059   $    54,376   $     8,599
Interest income.........      221,975       362,158       324,563
Interest expense........     (546,666)      (47,250)           --
Amortization expense....       (8,348)      (24,996)      (24,996)
Other...................       29,183        15,197         2,991
                          -----------   -----------   -----------
                          $  (128,797)  $   359,485   $   311,157
                          ===========   ===========   ===========

11--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $27,229, $8,547 and $52,233 for 1997, 1996 and 1995, respectively.
Total future minimum rentals at December 31, 1997 are not significant.

     The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. With regard to environmental claims the Company has been named by state and/or federal government agencies as a "potentially responsible party" with respect to certain waste disposal sites. As a potentially responsible party, the Company may be considered jointly and severally liable, along with other potentially responsible parties, for the cost of remediation of these waste sites. Certain estimates related to remediation costs were favorably adjusted during 1997 as remediation work nears completion at certain sites, while claims at other sites are nearing resolution, and, accordingly, the Company has revised the amount of reserves recorded in connection with these claims. The actual cost of remediation is presently unknown; however, estimates currently available suggest that the cost of remediation at these sites will be between $33 million and $49 million. Despite the joint and several nature of the liability, these proceedings are frequently resolved on the basis of the quantity and type of waste disposed by the parties. The actual amount of liability for the Company is unknown due to disagreement concerning the allocation of responsibility, uncertainties regarding the amount of contribution that will be available from other parties and uncertainties related to insurance coverage. After investigation of the quantities and type of waste disposed at these sites, it is management's opinion that any liability will not be material to the Company's financial condition.

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO
--------------------------------------------------------------------------------

Nevertheless, it is likely that the Company will incur additional costs associated with these proceedings and accordingly the Company has recorded a total liability of $85,000 related to these matters. The adequacy of this reserve will be reviewed periodically as more definitive cost information becomes available.

     While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

12--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE--Fourth quarter net income includes the net favorable effect of certain adjustments related to inventory, accruals and allowances of $.16, $.36 and $.15 per share, for 1997, 1996 and 1995, respectively. The 1997 adjustment includes $.08 per share related to the reduction in environmental reserves recorded in connection with favorable resolution of certain environmental claims and revised liability estimates in connection with certain other environmental claims.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of retained earnings, and of cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Price Waterhouse LLP
Chicago, Illinois
March 6, 1998

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           1997           1996           1995           1994           1993
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $44,543,404    $22,510,953    $23,717,410    $23,012,730    $20,390,304
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                6,044,510      3,174,001      3,645,215      3,239,881      2,291,845
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                3,861,510      1,948,001      2,235,215      1,908,881      1,402,845
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                           3.30           1.66           1.91           1.63           1.19
-------------------------------------------------------------------------------------------------------------------------------
Dividends Declared Per Share                                    .91            .90            .88            .78            .65
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                         1,170,988      1,171,496      1,172,944      1,174,122      1,174,696
-------------------------------------------------------------------------------------------------------------------------------
Net Working Capital                                      13,766,681     12,040,579     12,710,825     10,968,607      9,434,565
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             32,947,460     31,326,552     21,355,139     19,923,085     18,597,383
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     20,511,102     17,776,760     16,883,109     15,702,000     14,716,949
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED):

                           1ST           2ND           3RD           4TH
                         QUARTER       QUARTER       QUARTER       QUARTER
                       -----------   -----------   -----------   -----------
1997
Net Sales and Lease
 Revenue.............  $11,898,645   $11,564,802   $10,122,352   $10,957,605
Gross Profit.........    3,108,504     3,750,335     3,196,822     3,690,720
Net Income...........      731,983     1,070,424       704,495     1,354,608
Per Share Data:
 Net Income Per
   Share.............          .62           .91           .60          1.17
 Average Common
   Shares
   Outstanding.......    1,171,496     1,171,444     1,170,896     1,170,134

1996
Net Sales and Lease
 Revenue.............  $ 5,323,632   $ 6,162,712   $ 4,807,028   $ 6,217,581
Gross Profit.........    1,718,656     1,908,693     1,594,397     2,350,210
Net Income...........      350,629       433,227       381,773       782,372
Per Share Data:
 Net Income Per
   Share.............          .30           .37           .33           .67
 Average Common
   Shares
   Outstanding.......    1,171,496     1,171,496     1,171,496     1,171,496

1995
Net Sales and Lease
 Revenue.............  $ 6,458,657   $ 6,982,747   $ 4,991,360   $ 5,284,646
Gross Profit.........    2,242,434     2,460,751     1,600,927     2,376,995
Net Income...........      589,243       668,908       334,831       642,233
Per Share Data:
 Net Income Per
   Share.............          .50           .57           .29           .55
 Average Common
   Shares
   Outstanding.......    1,173,296     1,173,290     1,173,096     1,172,104

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The following chart shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

                        Dividends
                       --Declared----------------------------------Market-Range----------------------------
       QUARTER         1997    1996                  1997                                1996
       -------         ----    ----    --------------------------------    --------------------------------
First................  $.40*   $.45*   $18   3/4         $15   1/2         $17  15/16        $14   5/8
Second...............   .15     .15    $24  15/16        $18               $18   1/4         $15   1/2
Third................   .18     .15    $39  15/16        $23               $17   3/4         $15  13/16
Fourth...............   .18     .15    $36               $23   1/2         $16   1/8         $15   3/8

---------------
* Includes an extra dividend of $.25 and $.30 per share for 1997 and 1996, respectively.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

BOARD OF DIRECTORS
ROBERT K. BROWN(e)
Retired President of
the Company
STEPHEN L. LEVY(a)(c)
Senior Advisor to the
Chief Executive Office
Motorola Inc.
Schaumburg, Illinois
JOHN R. MADDEN(a)(c)
Chairman of the Board
of Directors of
The First National Bank
of La Grange
La Grange, Illinois
JOHN A. MORRISSEY(e)
Chairman of the Board
of the Company

President & Director
Algonquin State Bank
Algonquin, Illinois
WALTER W. MORRISSEY(a)(c)(e)
Attorney at Law

Morrissey & Robinson
Oak Brook, Illinois
JOHN C. OSTERMAN(e)
President of the Company
CORPORATE OFFICERS
JOHN A. MORRISSEY
Chairman, Chief
Executive Officer
JOHN C. OSTERMAN
President, Chief Operating
Officer and Treasurer
DONALD P. LONG
Vice President--Sales
STEPHEN D. VOSS
Assistant Treasurer and Controller
KIMBERLY A. KIRHOFER
Secretary

CHICAGO RIVET & MACHINE CO.

ADMINISTRATIVE & SALES OFFICES
Naperville, Illinois
Norwell, Massachusetts
MANUFACTURING FACILITIES
Albia Division
Albia, Iowa

H & L Tool Company, Inc.
Madison Heights, Michigan

Jefferson Division
Jefferson, Iowa

Tyrone Division
Tyrone, Pennsylvania

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee

Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville, Illinois 60566 - Telephone: (630) 357-8500

--------------------------------------------------------------------------------

                                      LOGO

 Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville,
                   Illinois 60566 - Telephone: (630) 357-8500