Form 10-K405, Exhibit 13
period 1998-12-31
CHICAGO RIVET & MACHINE CO
filed 1999-03-26
CIK 19871

                                   EXHIBIT 13

                              [CHICAGO RIVET LOGO]
                          Chicago Rivet & Machine Co.
                               1998 Annual Report

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
Highlights..................................................     1

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     2

Consolidated Balance Sheets.................................     7

Consolidated Statements of Operations.......................     9

Consolidated Statements of Retained Earnings................     9

Consolidated Statements of Cash Flows.......................     10

Notes to Consolidated Financial Statements..................     11

Report of Independent Accountants...........................     14

Selected Financial Data.....................................     14

Quarterly Financial Data....................................     15

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    1998           1997           1996
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $44,938,184    $44,543,404    $22,510,953
NET INCOME.....................................    3,360,480      3,861,510      1,948,001
NET INCOME PER SHARE...........................         2.90           3.30           1.66
DIVIDENDS PER SHARE............................         1.12            .91            .90
EXPENDITURES FOR PROPERTY, PLANT AND EQUIPMENT,
  NET OF ACQUISITION...........................    2,696,701        963,917        861,128
DEPRECIATION FOR PROPERTY, PLANT AND
  EQUIPMENT....................................    1,498,302      1,372,415        709,678
NET WORKING CAPITAL............................   12,363,179     13,766,681     12,040,579
TOTAL SHAREHOLDERS' EQUITY.....................   22,012,659     20,511,102     17,776,760
COMMON SHARES OUTSTANDING AT YEAR END..........    1,153,496      1,169,296      1,171,496
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        19.08          17.54          15.17
APPROXIMATE NUMBER OF SHAREHOLDERS
  OF RECORD....................................          451            471            505

REGISTRAR
First Chicago Trust Company, a division of EquiServe

TRANSFER AGENT
First Chicago Trust Company, a division of EquiServe

STOCK EXCHANGE
The Company's stock is traded on the American Stock Exchange (Ticker symbol
CVR).

ANNUAL MEETING
The annual meeting of shareholders
will be held on May 11, 1999 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois 60566

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    The recent year was another successful year for the Company. Despite a number of challenges, the Company posted respectable earnings on modest revenue growth. The economy continued to be strong throughout the year. In particular, the strength of the automotive industry was reflected in the growth of revenues within the fastener segment of our business. Unfortunately, most of that increase in revenues was offset by a decline in revenues in the assembly equipment segment of our operations. Demand in this segment was considerably weaker than in the prior year, and the market was characterized by significant competitive pressure on pricing. As a result, our overall product mix was more heavily weighted toward fasteners, a segment with traditionally lower margins. This change in our product mix, combined with lower margins on machinery and equipment due to price competition, contributed to a reduction in net profits, compared to the outstanding results achieved in 1997.

    We are pleased to report that all of the Company's fastener operations have attained QS-9000 certification in addition to ISO-9002:1994 certification. Our automotive customers mandated certification to these standards as a prerequisite to continuing to receive new business, and we are pleased that we have been able to attain and maintain certification to these standards.

    The Company also made considerable progress in meeting its objective of implementing a new data management system. This project entails the implementation of new computer hardware and software that will not only improve information management in all operational disciplines, but will also ensure Year 2000 compliance. Piloting activity is nearing completion for the sales and finance portion of this initiative and implementation of the manufacturing portion is scheduled to begin late in the first half of 1999.

    1998 COMPARED TO 1997

    Net sales and lease revenues increased slightly compared with 1997, totaling $44,938,184 for 1998, compared with $44,543,404 recorded during 1997. Revenues in the fastener segment increased 3.7%, largely as a result of the robust conditions in the automotive industry, which is the Company's primary market. Conversely, revenues from the assembly equipment segment, which includes sale of automatic assembly equipment, related tools and parts and lease revenue, declined 7.0% compared to 1997. Several factors contributed to the decline in revenue within the assembly equipment segment. The primary factor was a decline in unit volume compared to 1997, which was an uncharacteristically strong year. Also evident in 1998 was a noticeable change in product mix, with 1998 sales consisting of more lower margin equipment compared to 1997. Finally, in order to maintain certain customer relationships, the Company responded to competitive pricing pressures by accepting margins below those historically associated with its products in this segment.

    The positive impact from the increased level of fastener business was largely offset by increases in wages, higher costs related to health insurance and additional tooling expense in connection with initial production of a variety of new fasteners. In addition, depreciation expense increased 7.4% compared to 1997 due to increased capital expenditures. Competitive conditions within the fastener industry, in conjunction with our major customers' continuing policy of not accepting price increases, restricted our ability to recover these higher costs. The net result is reflected in only nominal improvement in gross profit within this segment of our operations. The Company's investment in newer, more efficient equipment and procedures is intended to reduce costs as well as expand capabilities, and should contribute to improved operating margins in the future.

    As would be expected given 1998's lower volume, gross profits in the assembly equipment segment declined compared to 1997. While variable costs were reduced in proportion to the reduced level of operations, fixed costs increased slightly due primarily to higher wage and depreciation expense. Finally, the competitive situation discussed above also had an adverse impact upon margins within this segment.

    Selling and administrative expenses, net of certain favorable adjustments to environmental reserve accounts, increased 5.8% compared to 1997. Three factors comprise the majority of this increase. First, expenses incurred in connection with the development and implementation of new data processing software amounted to approximately $135,000; second, bad debt expense increased by $145,000 due to the voluntary reorganization of a certain fastener customer; and third, the Company incurred certain state taxes, totaling $225,000, during 1998. While the Company was subject to this same state tax during 1997, no tax liability was incurred in that year due to certain deductions allowed in the computation of the tax. In addition, the company incurred higher selling expense as a result of increased staffing designed to strengthen our presence in certain key markets. A portion of these increased costs were offset by reductions in commission expense, reductions in expenses related to attaining QS-9000 certification and a reduction in profit sharing expense.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------

    Net non-operating expense declined approximately 24% compared with 1997, primarily as a result of reduced interest expense, which decreased from $546,666 in 1997 to $376,098 during 1998. This interest expense is related to borrowing in connection with the 1996 acquisition of H & L Tool Company, Inc. The decrease in interest expense reflects both lower interest rates in 1998 and a lower principal balance outstanding compared with 1997. Interest income increased approximately 12% compared with 1997 due primarily to a higher level of investment during the year.

1997 COMPARED TO 1996

    Revenues increased in both the fastener and assembly equipment segments compared with 1996. Overall, net sales and lease revenues amounted to $44,543,404 in 1997 compared with $22,510,953 recorded in 1996. Revenues related to the sale of fasteners increased to $32,712,820 compared with $11,263,822 recorded in 1996. Revenues from H & L Tool are included for the full twelve months of 1997, compared with only one month in 1996, and this accounts for the largest share of the change, although revenues from the Company's historical product lines also increased compared with the prior year. Revenues in the assembly equipment segment increased 5.2%, and amounted to $11,830,584 compared with $11,247,131 in 1996.

    In line with the increase in revenues, the Company's total gross profit increased substantially compared with the prior year. The addition of H & L Tool accounts for a significant portion of the absolute increase; however, it should be noted that H & L Tool's revenues are entirely related to the sale of fasteners, and similar products, and the profit margins for those products, when expressed as a percentage of sales, are below the aggregate margins historically reported by the Company. As a result, even though gross margins increased substantially, gross profit margins, when expressed as a percentage of sales, declined from historical levels. Margins for our fastener products have been constrained by the highly competitive nature of the market. Further, the automotive customer base, which accounts for the majority of our sales, has established purchasing guidelines that discourage the acceptance of price increases, while simultaneously adding quality and service requirements that tend to increase operating costs for its suppliers. This has been the case for a number of years and is expected to continue in the years ahead. Accordingly, we have continued to invest in equipment and production methods designed to allow us to remain competitive and to control our manufacturing costs in order to produce an acceptable level of profitability. This strategy has been successful in the past and we intend to continue in a similar manner in the future. The success of this approach, coupled with increased volumes, contributed to improvements in gross margins from the sale of the Company's historical products, in both the fastener and assembly equipment segments, during 1997. Increases in fixed costs incurred are attributable to the acquisition and are consistent with expectations.

    Additional selling and administrative expenses incurred in connection with the operations of H & L Tool account for the majority of the increase experienced in 1997. While the total expense increased over prior years, the proportionate amount of the increase was substantially less than the increase in revenues, and is in line with expectations. Sales commission expense decreased as a percentage of sales, as a larger portion of revenues were generated from customers serviced on a direct basis, rather than through commissioned sales representatives.

    A number of factors contributed to a decrease of approximately $488,000 in net non-operating income compared to 1996. Interest expense increased by approximately $500,000, while interest income declined approximately $140,000. Both of these changes stem from the use of cash and debt to finance the H & L Tool purchase. Gains from the sale of surplus equipment, including sale of leased machines, and a loss due to the write off of an investment in computer software, resulted in a net gain of approximately $175,000.

DIVIDENDS

    The Company paid four regular quarterly dividends of $.18 per share during 1998. In addition, an extra dividend of $.40 per share was paid during the second quarter of 1998, bringing the total dividend payout to $1.12 per share. On February 15, 1999 your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 1999 to shareholders of record March 5, 1999. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 65 years. At that same meeting, the Board declared an extra dividend of $.35 per share, payable April 20, 1999 to shareholders of record, April 5, 1999.

ACQUISITION

    On December 3, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of H & L Tool Company, Inc. of Madison Heights, Michigan. The purchase price was approximately $19.1 million, including acquisition costs of $0.3 million, and was financed through a $4.8 million credit against the purchase price in consideration of the seller's retention of all cash and marketable securities, an unsecured loan of $9.0 million and approximately $5.3 million in available cash. Additional information is contained in Note 2 to the Consolidated Financial Statements. H & L Tool is a leading manufacturer of specialty screw-machine and cold-headed products serving the automotive industry. This acquisition significantly enhanced the Company's product offerings and strengthened our relationships with certain key customers.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

MACHINERY & EQUIPMENT

    The Company made a number of significant investments in both equipment and building improvements during 1998. Capital expenditures totaled nearly $2,700,000. Expenditures related to new data processing systems, including computer hardware and software, totaled approximately $542,000. Expenditures for the purchase of new equipment used in the manufacture of fasteners amounted to $1,430,000. The Company also purchased a variety of new machine tools, material handling equipment and inspection equipment valued at approximately $313,000. Building improvements, which included the installation of new air compressors at one facility and a new roof at another facility, amounted to approximately $252,000. Investment in both new equipment and rebuilding of existing equipment used to plate and heat treat fasteners amounted to $63,000. A total of $51,000 was expended for the construction of new automatic rivet setting equipment that is leased to customers. The balance was expended for a variety of smaller office equipment and for the construction of new rivet setting machines that will be used for demonstration purposes.

    During 1997, capital investments totaled $963,917. Significant expenditures included approximately $540,000 for equipment used in the manufacture of fasteners and assembly equipment, $117,000 for data processing and telecommunications equipment, building improvements amounting to $87,000 and approximately $58,000 which was invested in new equipment related to quality control. The balance consists of investments in material handling equipment and other miscellaneous equipment.

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

    Depreciation expense was $1,498,302 in 1998, $1,372,415 in 1997 and $709,678
in 1996.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital, at the end of 1998, amounted to approximately $12.4 million. While this is a decrease of $1.4 million compared to the beginning of the year, the current level is considered sufficient for current operations. The primary factor contributing to this decrease was the use of cash to fund the unusually high level of capital expenditures made during 1998. Accounts receivable balances at year-end increased by approximately $821,000 compared to 1997. Shipping activity during the latter part of 1998 was approximately 12% higher than during the same period in 1997, and the normal timing difference between shipment and the receipt of payment is reflected in the higher year-end accounts receivable balance. Long-term debt was reduced by $1.8 million as the Company continued to meet the repayment obligations of a commercial loan obtained in connection with the 1996 acquisition of H & L Tool. The Company borrowed $9.0 million, on an unsecured basis, subject to certain customary covenants. Under the terms of the note, the Company is scheduled to repay the principal in 20 quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is calculated under one of two methods: the London Inter Bank Offering Rate, plus 80 basis points; or the lender's reference rate, less 75 basis points. The interest rate is adjusted quarterly and at year-end was approximately 6.26% and the unpaid balance of the note was $4.95 million. Capital expenditures for new equipment and data processing implementation are expected to total approximately $2.5 million during 1999 and early 2000. Management believes that this level of investment can be funded internally, nevertheless, a $1.0 million line of credit, which was obtained from the Bank of America in connection with the acquisition, remains available to the Company. There was no charge for this facility, and as of December 31, 1998, it was unused. The facility is scheduled to expire on May 30, 1999, but may be extended beyond that date.

NEW ACCOUNTING STANDARDS

    In 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information.

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by any other new, or proposed, accounting standards.

YEAR 2000 COMPLIANCE

    The Company continues to make ongoing assessments of its state of readiness with respect to Year 2000 ("Y2K") issues. This process can logically be segregated into two major categories--information technology and non-information technology. The first category encompasses issues related to computer equipment and software used in the operation of the business, while the second category deals with all other aspects of Y2K issues, including, but not limited to, manufacturing equipment and systems, supplier and customer preparedness and facility related issues such as telecommunications equipment, HVAC systems and facility security.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------

    The Company has determined that its information technology systems are not Y2K compliant and has further determined that its existing software will not meet the needs of the organization in the future. Accordingly, significant resources have been allocated to the process of implementing a new data processing solution that will better meet the needs of the organization while also addressing the Y2K issues. The implementation of this solution is planned in three phases. The first two phases include hardware and network installation and the installation of application software related to financial reporting, inventory control, order processing, purchasing and payroll. Hardware and network installation has been completed. The software installation and testing is nearly completed, and training is scheduled for completion in May 1999. The final phase consists of implementation of the manufacturing software modules and is currently scheduled to begin late in the second quarter or early in the third quarter of 1999. This project is expected to resolve the fundamental Y2K information technology issues, and we believe that it will also have significant benefits to the organization in terms of more efficient operations, improved access to information related to production control and inventory management as well as improvements in customer service. While it is not possible to segregate the costs of this project into segments that are solely related to resolution of Y2K issues and costs associated with the other aspects of the project, the overall investment in information technology is expected to total approximately $1.1 million. Actual expenditures related to this project, through the end of 1998, totaled approximately $700,000.

    While we believe that the timetable for implementation is realistic and attainable, it is not possible to be absolutely certain of completion within the scheduled time frame. The failure to correct a material Y2K issue could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. However, manual systems currently exist for the essential functions covered by this project, and such manual systems could be utilized on a temporary basis if the project falls substantially behind schedule, so the potential disruption resulting from a delay in implementation is expected to be manageable.

    With respect to non-information technology issues, the Company has completed an inventory of the production and support equipment and systems currently in use and determined that most such equipment does not contain microprocessors or embedded microchips and therefore will not be affected by Y2K issues. Certain, more modern, production equipment contains microprocessors. For the majority of that equipment, we have received confirmation that the equipment is Y2K compliant, and we believe that we have alternative equipment available that could be utilized on an interim basis should some of the modern equipment fail unexpectedly.

    The Company has also requested that each of its major customers and critical suppliers advise the Company of their current state of readiness as well as their plans to resolve any open Y2K issues. The response to these requests has been varied. In general, most firms contacted have indicated that their systems are Y2K compliant, or that Y2K issues will be resolved during 1999. The Company will continue to monitor the status of its key vendors and customers and will develop appropriate contingency plans as more information becomes available.

STOCK PURCHASE PROGRAM

    Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, provide for purchases to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. Purchases under the current repurchase authorization have amounted to 135,196 shares at an average price of $14.44 per share. This includes the purchase of 15,800 shares during 1998 at an average price of $35.26 per share. It is management's intention to continue this program, provided market conditions are favorable and funding for repurchases is available.

PERSONNEL

    We are pleased to report that Michael J. Bourg joined the Company as Controller in December 1998. Mr. Bourg is a CPA with both public accounting and private industry experience and is a welcome addition to the staff.

OUTLOOK FOR 1999

    We anticipate that 1999 will be another successful year for Chicago Rivet & Machine Co. Consensus forecasts suggest that the economy will continue to grow at a moderate rate, and we expect to maintain, or increase our business relationships with our major existing customers and to aggressively solicit business from new customers. That optimism is tempered by the recognition that the ongoing consolidation among companies that supply the automotive industry has affected some of our long-term customer relationships in the past and may impact other relationships in the future. Revenues from the assembly equipment segment of our business were less robust in 1998 than in 1997 and, at the present time, we have no indications that a significant change will occur in 1999. While demand for fasteners continues to be relatively strong, our customers continue to challenge us with expectations of reductions in product costs.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

These expectations are manifested in many ways, including new quality initiatives, reductions in manufacturing lot sizes combined with more frequent shipments, or, on an increasing basis, requests for progressive annual price reductions. Our goal is to meet these challenges more successfully in 1999 by focusing on cost reduction strategies in all areas of our operations, while still providing the level of service and quality that our customers expect and deserve. The investments that have been made in equipment and technology are essential elements of that strategy. But we recognize that success, both past and future, is dependent upon intangible elements as well and take this opportunity to acknowledge, with gratitude, the support of our shareholders, the loyalty of our customers and suppliers and the conscientious efforts of our workforce.

                                     Respectfully,

        J. A. MORRISSEY                             JOHN C. OSTERMAN
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

March 5, 1999

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

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
      ASSETS

-----------------------------------------------------------------------------------------------
                        DECEMBER 31                                1998                1997
-----------------------------------------------------------------------------------------------

Current Assets

  Cash and Cash Equivalents (Note 1)........................    $ 3,181,471         $ 3,983,471

  Certificates of Deposit...................................        550,254           2,867,715

  Accounts Receivable--Less allowances of $70,000 and
     $123,022, respectively (Note 1)........................      6,483,214           5,662,538

  Inventories (Notes 1 and 4)...............................      6,529,747           6,354,607

  Deferred Income Taxes (Notes 1 and 5).....................        691,191             764,588

  Other Current Assets......................................        235,149             360,448
                                                                -----------         -----------

  Total Current Assets......................................     17,671,026          19,993,367
                                                                -----------         -----------

Property, Plant and Equipment (Notes 1 and 9)

  Land and Improvements.....................................      1,008,901           1,008,901

  Buildings and Improvements................................      5,634,144           5,501,189

  Production Equipment, Leased Machines and Other...........     23,737,405          21,404,751
                                                                -----------         -----------

                                                                 30,380,450          27,914,841

  Less Accumulated Depreciation.............................     16,235,695          14,960,748
                                                                -----------         -----------

  Net Property, Plant and Equipment.........................     14,144,755          12,954,093
                                                                -----------         -----------

Total Assets................................................    $31,815,781         $32,947,460
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                            [CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

      LIABILITIES AND SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------------------------
                        DECEMBER 31                              1998                1997
---------------------------------------------------------------------------------------------
Current Liabilities

  Current Portion of Note Payable (Note 3)..................  $ 1,800,000         $ 1,800,000

  Accounts Payable..........................................    1,272,462           1,700,296

  Wages and Salaries........................................      745,158             772,247

  Contributions Due Profit Sharing Plan (Note 6)............      546,078             707,747

  Other Accrued Expenses (Note 7)...........................      546,068             438,342

  Unearned Lease Revenue (Note 1)...........................       43,267              68,711

  Federal and State Income Taxes (Notes 1 and 5)............      354,814             739,343
                                                              -----------         -----------

  Total Current Liabilities.................................    5,307,847           6,226,686

Note Payable (Note 3).......................................    3,150,000           4,950,000

Deferred Income Taxes (Notes 1 and 5).......................    1,345,275           1,259,672
                                                              -----------         -----------

  Total Liabilities.........................................    9,803,122          12,436,358
                                                              -----------         -----------

Shareholders' Equity

  Preferred Stock, No Par Value--Authorized 500,000
     Shares--None Outstanding...............................           --                  --

  Common Stock, $1.00 Par Value;
     Authorized 4,000,000 Shares; Issued and Outstanding
     1,153,496 and 1,169,296, respectively (Note 8).........    1,153,496           1,169,296

  Additional Paid-in Capital................................      453,184             459,388

  Retained Earnings.........................................   20,405,979          18,882,418
                                                              -----------         -----------

  Total Shareholders' Equity................................   22,012,659          20,511,102
                                                              -----------         -----------

Commitments and Contingencies (Note 12)

Total Liabilities and Shareholders' Equity..................  $31,815,781         $32,947,460
                                                              ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------------------------
For the Years Ended December 31                              1998           1997           1996
-----------------------------------------------------------------------------------------------
Net Sales and Lease Revenue (Notes 1 and 9).......    $44,938,184    $44,543,404    $22,510,953
Cost of Goods Sold and Costs Related to Lease
  Revenue.........................................     31,622,558     30,797,023     14,938,997
                                                      -----------    -----------    -----------
Gross Profit......................................     13,315,626     13,746,381      7,571,956
Selling and Administrative Expenses...............      8,140,630      7,573,074      4,757,440
Other Income (Expenses), Net (Note 10)............        (97,516)      (128,797)       359,485
                                                      -----------    -----------    -----------
Income Before Income Taxes........................      5,077,480      6,044,510      3,174,001
Provision for Income Taxes (Notes 1 and 5)........      1,717,000      2,183,000      1,226,000
                                                      -----------    -----------    -----------
Net Income........................................    $ 3,360,480    $ 3,861,510    $ 1,948,001
                                                      ===========    ===========    ===========
Net Income Per Share..............................    $      2.90    $      3.30    $      1.66
                                                      ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS

Retained Earnings at Beginning of Year............    $18,882,418    $16,145,012    $15,251,361
Net Income........................................      3,360,480      3,861,510      1,948,001
Cancellation of Treasury Stock (Note 8)...........       (535,058)       (58,259)            --
Cash Dividends Paid,
  $1.12 Per Share in 1998, $.91 Per Share in 1997
  and $.90 Per Share in 1996......................     (1,301,861)    (1,065,845)    (1,054,350)
                                                      -----------    -----------    -----------
Retained Earnings at End of Year..................    $20,405,979    $18,882,418    $16,145,012
                                                      ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                            [CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

         ---------------------------------------------------------------------------------------------------
                      FOR THE YEARS ENDED DECEMBER 31                   1998          1997          1996
         ---------------------------------------------------------------------------------------------------
         Cash Flows from Operating Activities:
         Net Income................................................  $3,360,480..  $ 3,861,510   $ 1,948,001
         Adjustments to Reconcile Net Income to Net Cash Provided
           by Operating Activities:
           Depreciation and Amortization...........................    1,498,302     1,380,763       734,674
           Net Gain on the Sale of Properties......................      (14,787)     (175,059)      (54,376)
           Deferred Income Taxes...................................      159,000       248,084        11,297
           Changes in Working Capital Components, net of the
             effects of the acquisition of H & L Tool:
             Accounts Receivable...................................     (820,676)     (633,653)      770,288
             Inventories...........................................     (175,140)      543,996       (10,553)
             Other Current Assets..................................      125,299       (88,475)       16,914
             Accounts Payable......................................     (427,834)      442,592       168,876
             Accrued Wages and Salaries............................      (27,089)       17,456      (301,362)
             Accrued Benefit Plan Contributions....................     (161,669)      185,469       (50,586)
             Other Accrued Expenses................................      107,726       (43,916)     (302,143)
             Unearned Lease Revenue................................      (25,444)       15,300       (16,709)
             Income Taxes Payable..................................     (384,529)      320,004      (121,706)
                                                                     -----------   -----------   -----------
                  Net Cash Provided by Operating Activities........    3,213,639     6,074,071     2,792,615
                                                                     -----------   -----------   -----------
         Cash Flows from Investing Activities:
           Acquisition of H & L Tool, net of cash acquired of $4.8
             million...............................................           --            --   (14,294,470)
           Capital Expenditures....................................   (2,696,701)     (963,917)     (861,128)
           Proceeds from the Sale of Properties....................       22,524       800,302       114,403
           Proceeds from Held-to-Maturity Securities...............    5,831,753     4,316,492     7,921,447
           Proceeds from Available-for-Sale Securities.............           --            --     2,209,513
           Purchases of Held-to-Maturity Securities................   (3,514,292)   (6,081,987)   (3,766,410)
           Purchases of Available-for-Sale Securities..............           --            --      (195,025)
                                                                     -----------   -----------   -----------
                  Net Cash Used in Investing Activities............     (356,716)   (1,929,110)   (8,871,670)
                                                                     -----------   -----------   -----------
         Cash Flows from Financing Activities:
           Borrowings under Term Loan Agreement....................           --            --     9,000,000
           Payments under Term Loan Agreement......................   (1,800,000)   (2,250,000)           --
           Purchases of Treasury Stock.............................     (557,062)      (61,333)           --
           Cash Dividends Paid.....................................   (1,301,861)   (1,065,845)   (1,054,350)
                                                                     -----------   -----------   -----------
                  Net Cash Provided by (Used in) Financing
                    Activities.....................................   (3,658,923)   (3,377,178)    7,945,650
                                                                     -----------   -----------   -----------
         Net Increase(Decrease) in Cash and Cash Equivalents.......     (802,000)      767,783     1,866,595
         Cash and Cash Equivalents at Beginning of Year............    3,983,471     3,215,688     1,349,093
                                                                     -----------   -----------   -----------
         Cash and Cash Equivalents at End of Year..................  $ 3,181,471   $ 3,983,471   $ 3,215,688
                                                                     ===========   ===========   ===========
           Cash Paid During the Year for:
             Income Taxes..........................................  $ 1,942,529   $ 1,614,913   $ 1,337,427
             Interest..............................................  $   458,080   $   485,282            --

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1--NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS--The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw-machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

PRINCIPLES OF CONSOLIDATION--The Consolidated Financial Statements include the accounts of Chicago Rivet & Machine Co. and its wholly owned subsidiary, H & L Tool Company, Inc. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION--Revenues from product sales are generally recognized upon shipment and a reserve is provided for estimated returns and allowances based on experience.

LEASE INCOME--Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally for a one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are shown as unearned lease revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for the note payable approximates fair market value because the underlying instrument is at a rate similar to current rates available to the Company for notes with the same remaining maturities.

INVENTORIES--Inventories are stated at the lower of cost or net realizable value, cost being determined principally by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT--Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes, and deferred taxes are provided on the difference between financial and tax depreciation. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is ready for its intended use. The estimated useful lives by asset category are:

Asset category                                             Estimated useful life
------------------------------------------------------------

Land improvements...........................    15 to 25 years
Buildings and improvements..................    10 to 35 years
Machinery and equipment.....................     9 to 12 years
Automatic rivet setting machines on lease...          10 years
Capitalized software costs..................      3 to 5 years
Other equipment.............................     3 to 15 years

     When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized currently. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

INCOME TAXES--Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

PURCHASE OF COMPANY COMMON STOCK--The Company is required by its state of incorporation to retire any common stock it purchases. The excess of cost over par value is charged proportionately to additional paid-in capital and retained earnings.

SEGMENT INFORMATION--In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, ("FAS 131") "Disclosures about Segments of an Enterprise and Related Information." FAS 131 establishes new standards for defining a Company's segments and disclosing information about them. It requires that segments be based on the internal structure and reporting of the Company's operations. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information.

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 1,159,360 in 1998, 1,170,988 in 1997 and 1,171,496 in 1996, after giving effect to a two-for-one stock split that occurred September 19, 1997.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2--ACQUISITIONS--On December 3, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of H & L Tool Company, Inc. (H & L
Tool) of Madison Heights, Michigan in a transaction accounted for as a purchase. The purchase price was approximately $19.1 million, including $0.3 million of acquisition costs, and was financed through a $4.8 million credit in consideration of the seller's retention of all cash and marketable securities, an unsecured loan of $9.0 million and approximately $5.3 million of available cash. The purchase price was allocated to the fair market

--------------------------------------------------------------------------------

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

value of the assets acquired, including all of H & L Tool's production equipment and its facilities in Madison Heights, inventories, accounts receivable, and other operating assets. The consolidated financial statements for the year ended December 31, 1996, reflect the operation of H & L Tool from the date of acquisition.

The following represents the unaudited pro forma results of operations, for 1996, as if the acquisition occurred on January 1, 1996 (in thousands, except per share data):

Net sales and lease revenue...................    $   42,957
Net Income....................................         1,856
Net Income per share..........................          1.58

     The unaudited pro forma financial information is not necessarily indicative of, and does not include all adjustments management considers necessary to reflect, the results of operations that would have been obtained if the acquisition had taken place at the beginning of the period presented or of future results of operation.

3--NOTE PAYABLE--On November 25, 1996, in connection with the acquisition of H & L Tool, the Company entered into a five-year unsecured term loan agreement (the Term Loan) for $9 million, and a $1 million line of credit agreement (the Line of Credit) available through May 30, 1997. The Term Loan bears interest, payable quarterly, at the Company's option, at the reference rate of the financial institution less 75 basis points, or the LIBOR rate plus 80 basis points. Repayments of principal are made quarterly in the amount of $450,000 through September 2001. The Line of Credit was extended through May 30, 1999 and remains unused at December 31, 1998.
4--INVENTORIES--Inventories at December 31, 1998 and 1997 consisted of the following:

                                       1998           1997
                                    -----------    -----------
Raw materials.....................  $1,656,179     $1,901,419
Work in process...................   1,777,584      1,427,764
Finished goods....................   3,095,984      3,025,424
                                    ----------     ----------
                                    $6,529,747     $6,354,607
                                    ==========     ==========

5--INCOME TAXES--The provision for income tax expense consists of the following:

                             1998          1997          1996
                          -----------   -----------   -----------
Current
  Federal...............  $ 1,431,000   $ 1,729,916   $   993,703
  State.................      127,000       205,000       221,000
Deferred................      159,000       248,084        11,297
                          -----------   -----------   -----------
                          $ 1,717,000   $ 2,183,000   $ 1,226,000
                          ===========   ===========   ===========

     The deferred tax liabilities and assets are comprised of the following:

                                      1998            1997
                                  ------------    ------------
Depreciation....................  $(1,368,531)    $(1,287,412)
                                  -----------     -----------
Inventory.......................      443,202         427,166
Accrued vacation................      176,400         183,477
Unearned rental revenue.........       16,710          27,484
Allowance for doubtful
  accounts......................       26,110          44,827
Environmental accrual...........       15,448          34,000
Other...........................       36,577          75,374
                                  -----------     -----------
                                      714,447         792,328
                                  -----------     -----------
                                  $  (654,084)    $  (495,084)
                                  ===========     ===========

     The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                              1998                1997               1996
                        -----------------   -----------------  ----------------
                          AMOUNT      %       Amount      %      Amount     %
                        -----------------   -----------------  ----------------
Expected tax at U.S
 Statutory rate.......  $1,726,000   34.0   $2,055,133   34.0  $1,079,160  34.0
State taxes, net of
 federal benefit......      84,000    1.7      135,300    2.2     145,860   4.6
Other, net............       7,000     .1       (7,433)    --         980    --
Adjustment to prior
 year accrual.........    (100,000)  (2.0)          --     --          --    --
                        ----------   ----   ----------   ----  ----------  ----
Income tax expense....  $1,717,000   33.8   $2,183,000   36.2  $1,226,000  38.6
                        ==========   ====   ==========   ====  ==========  ====

6--PENSIONS--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $546,000 in 1998, $627,000 in 1997 and $327,000 in
1996.

     During 1997, the Company's defined benefit pension plans were terminated and all liabilities were satisfied.

7--OTHER ACCRUED EXPENSES--Accrued expenses consist of the following:

                                          1998         1997
                                        ---------    ---------
Property taxes........................  $100,008     $ 95,620
Payroll taxes and withholding.........   149,466       68,951
Interest..............................    26,652      108,634
Environmental costs...................    40,000       85,000
Commissions...........................    85,039        8,863
All other items.......................   144,903       71,274
                                        --------     --------
                                        $546,068     $438,342
                                        ========     ========

8--TREASURY STOCK TRANSACTIONS--In 1998, the Company purchased 15,800 shares of its common stock for $557,062. In 1997, the Company purchased 2,200 shares of its common stock for $61,333. All stock purchased was retired, the excess of cost over par value was charged proportionately to additional paid-in capital and retained earnings.

9--LEASED MACHINES--Lease revenue amounted to $376,644 in 1998, $330,312 in 1997 and $414,129 in 1996. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                          1998         1997
                                        ---------    ---------
Cost..................................  $725,459     $742,491
Accumulated depreciation..............   610,616      649,939
                                        --------     --------
Carrying value........................  $114,843     $ 92,552
                                        ========     ========

10--OTHER INCOME (EXPENSES), NET--Other income (expenses) consists of the following:

                               1998         1997         1996
                            ----------   ----------   ----------
Gain on sale of properties
  and equipment...........  $   14,787   $  175,059   $   54,376
Interest income...........     247,889      221,975      362,158
Interest expense..........    (376,098)    (546,666)     (47,250)
Amortization expense......          --       (8,348)     (24,996)
Other.....................      15,906       29,183       15,197
                            ----------   ----------   ----------
                            $  (97,516)  $ (128,797)  $  359,485
                            ==========   ==========   ==========

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

11--SEGMENT INFORMATION--The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which aggregates H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw-machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

                                        ASSEMBLY
                          FASTENER      EQUIPMENT       OTHER      CONSOLIDATED
                         -----------   -----------   -----------   ------------
YEAR ENDED
 DECEMBER 31, 1998:
Net sales and lease
 revenue...............  $33,931,740   $11,006,444   $        --   $44,938,184
Depreciation...........    1,148,343      213,294        136,665     1,498,302
Segment profit.........    7,073,936    4,758,406             --    11,832,342
Selling and administra-
 tive expenses.........                                6,626,653     6,626,653
Interest expense.......                                  376,098       376,098
Interest income........                                 (247,889)     (247,889)
                                                                   -----------
Income before income
 taxes.................                                              5,077,480
                                                                   -----------
Capital expenditures...    1,992,015      229,553        475,133     2,696,701
Segment assets:
 Inventory.............    3,761,580    2,768,167             --     6,529,747
 Property, plant and
   equipment...........   10,588,483    1,790,190      1,766,082    14,144,755
 Other assets..........           --           --     11,141,279    11,141,279
                                                                   -----------
                                                                    31,815,781
                                                                   -----------
YEAR ENDED
 DECEMBER 31, 1997:
Net sales and lease
 revenue...............  $32,712,820   $11,830,584   $        --   $44,543,404
Depreciation...........    1,068,940      187,708        115,767     1,372,415
Segment profit.........    7,016,647    5,404,439             --    12,421,086
Selling and administra-
 tive expenses.........                                6,051,885     6,051,885
Interest expense.......                                  546,666       546,666
Interest income........                                 (221,975)     (221,975)
                                                                   -----------
Income before income
 taxes.................                                              6,044,510
                                                                   -----------
Capital expenditures...      533,865      291,814        138,238       963,917
Segment assets:
 Inventory.............    3,698,325    2,656,282             --     6,354,607
 Property, plant and
   equipment...........    9,941,054    1,609,264      1,403,775    12,954,093
 Other assets..........           --           --     13,638,760    13,638,760
                                                                   -----------
                                                                    32,947,460
                                                                   -----------
YEAR ENDED
 DECEMBER 31, 1996:
Net sales and lease
 revenue...............  $11,263,822   $11,247,131   $        --   $22,510,953
Depreciation...........      430,040      170,037        109,601       709,678
Segment profit.........    1,378,077    5,220,540             --     6,598,617
Selling and administra-
 tive expenses.........                                3,739,524     3,739,524
Interest expense.......                                   47,250        47,250
Interest income........                                 (362,158)     (362,158)
                                                                   -----------
Income before income
 taxes.................                                              3,174,001
                                                                   -----------
Capital expenditures...      335,948      204,272        320,908       861,128
Segment assets:
 Inventory.............    4,154,710    2,743,893             --     6,898,603
 Property, plant and
   equipment...........   10,689,532    1,676,989      1,621,312    13,987,833
 Other assets..........           --           --     10,440,116    10,440,116
                                                                   -----------
                                                                    31,326,552
                                                                   -----------

     The Company does not allocate selling and administrative expenses, except for freight allowed and certain identifiable engineering expenses, for internal reporting, thus, no allocation was made for segment disclosure purposes. Segment assets reported internally are limited to inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 15 and 10 percent of consolidated revenues during 1998 and sales to these customers accounted for 15 and 11 percent, respectively, in 1997. No single customer accounted for 10 percent of consolidated revenues during 1996.

12--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $26,000, $27,000 and $9,000 for 1998, 1997 and 1996, respectively.
Total future minimum rentals at December 31, 1998 are not significant.

     The Company is, from time to time, involved in litigation, including environmental claims, in the normal course of business. With regard to environmental claims, the Company has been named by state and/or federal government agencies as a "potentially responsible party" with respect to certain waste disposal sites. As a potentially responsible party, the Company may be considered jointly and severally liable, along with other potentially responsible parties, for the cost of remediation of these waste sites. Certain estimates related to remediation costs were favorably adjusted during 1998 and 1997 as remediation work nears completion at certain sites, while claims at other sites are nearing resolution, and, accordingly, the Company has revised the amount of reserves recorded in connection with these claims. Despite the joint and several nature of liability, these proceedings are frequently resolved on the basis of the quantity and type of waste disposed by the parties. The actual amount of liability for the Company is unknown due to disagreement concerning the allocation of responsibility, uncertainties regarding the amount of contribution that will be available from other parties and uncertainties related to insurance coverage. After investigation of the quantities and type of waste disposed at these sites, it is management's opinion that any liability will not be material to the Company's financial condition. Nevertheless, it is likely that the Company will incur additional costs associated with these proceedings, and, accordingly, the Company has recorded a total liability of $40,000 related to these matters. The adequacy of this reserve will be reviewed periodically as more definitive cost information becomes available.

     While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

13--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE--Fourth quarter net income includes the net favorable effect of certain adjustments related to inventory, accruals and allowances of $.05, $.16 and $.36 per share, for 1998, 1997 and 1996, respectively. The 1998 adjustment includes $.09 per share related to the reduction of prior year accrued income taxes. The 1997 adjustment includes $.08 per share related to the reduction in environmental reserves recorded in connection with favorable resolution of certain environmental claims and revised liability estimates in connection with certain other environmental claims.

--------------------------------------------------------------------------------

                                                            [CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Chicago, Illinois
March 5, 1999

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           1998           1997           1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $44,938,184    $44,543,404    $22,510,953    $23,717,410    $23,012,730
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                5,077,480      6,044,510      3,174,001      3,645,215      3,239,881
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                3,360,480      3,861,510      1,948,001      2,235,215      1,908,881
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                           2.90           3.30           1.66           1.91           1.63
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share                                            1.12            .91            .90            .88            .78
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                         1,159,360      1,170,988      1,171,496      1,172,944      1,174,122
-------------------------------------------------------------------------------------------------------------------------------
Net Working Capital                                      12,363,179     13,766,681     12,040,579     12,710,825     10,968,607
-------------------------------------------------------------------------------------------------------------------------------
Total Debt                                                4,950,000      6,750,000      9,000,000             --             --
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             31,815,781     32,947,460     31,326,552     21,355,139     19,923,085
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     22,012,659     20,511,102     17,776,760     16,883,109     15,702,000
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED):

                           1ST           2ND           3RD           4TH
                         QUARTER       QUARTER       QUARTER       QUARTER
                       -----------   -----------   -----------   -----------
1998
Net Sales and Lease
 Revenue.............  $11,672,949   $10,822,531   $10,331,367   $12,111,337
Gross Profit.........    3,401,609     3,194,414     3,180,502     3,539,101
Net Income...........      914,820       783,924       718,506       943,230
Per Share Data:
 Net Income Per
   Share.............          .78           .68           .62           .82
 Average Common
   Shares
   Outstanding.......    1,169,100     1,159,793     1,155,535     1,153,764

1997
Net Sales and Lease
 Revenue.............  $11,898,645   $11,564,802   $10,122,352   $10,957,605
Gross Profit.........    3,108,504     3,750,335     3,196,822     3,690,720
Net Income...........      731,983     1,070,424       704,495     1,354,608
Per Share Data:
 Net Income Per
   Share.............          .62           .91           .60          1.17
 Average Common
   Shares
   Outstanding.......    1,171,496     1,171,444     1,170,896     1,170,134

1996
Net Sales and Lease
 Revenue.............  $ 5,323,632   $ 6,162,712   $ 4,807,028   $ 6,217,581
Gross Profit.........    1,718,656     1,908,693     1,594,397     2,350,210
Net Income...........      350,629       433,227       381,773       782,372
Per Share Data:
 Net Income Per
   Share.............          .30           .37           .32           .67
 Average Common
   Shares
   Outstanding.......    1,171,496     1,171,496     1,171,496     1,171,496

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The following chart shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

                        Dividends
                       --Declared----------------------------------Market-Range----------------------------
       QUARTER         1998    1997                  1998                                1997
       -------         ----    ----    --------------------------------    --------------------------------
First................  $.58*   $.40*   $46   1/2         $28               $18   3/4         $15   1/2
Second...............   .18     .15    $49   1/2         $32               $24  15/16        $18
Third................   .18     .18    $34   7/8         $24   3/4         $39  15/16        $23
Fourth...............   .18     .18    $30   1/2         $21               $36               $23   1/2

---------------
* Includes an extra dividend of $.40 and $.25 per share for 1998 and 1997, respectively.

--------------------------------------------------------------------------------

                                                            [CHIGAGO RIVET LOGO]

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

President & Director
Algonquin State Bank
Algonquin, Illinois
WALTER W. MORRISSEY(a)(c)(e)
Attorney at Law

Morrissey & Robinson
Oak Brook, Illinois
JOHN C. OSTERMAN(e)
President of the Company
CORPORATE OFFICERS
JOHN A. MORRISSEY
Chairman, Chief
Executive Officer
JOHN C. OSTERMAN
President, Chief Operating
Officer and Treasurer
DONALD P. LONG
Vice President--Sales
KIMBERLY A. KIRHOFER
Secretary
MICHAEL J. BOURG
Corporate Controller

CHICAGO RIVET & MACHINE CO.

ADMINISTRATIVE & SALES OFFICES
Naperville, Illinois
Norwell, Massachusetts
MANUFACTURING FACILITIES
Albia Division
Albia, Iowa

Jefferson Division
Jefferson, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee

Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville, Illinois 60566 - Telephone: (630) 357-8500

--------------------------------------------------------------------------------

                              [CHICAGO RIVET LOGO]

 Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville,
                   Illinois 60566 - Telephone: (630) 357-8500