Form 10-K, Exhibit 13
period 1999-12-31
CHICAGO RIVET & MACHINE CO
filed 2000-03-29
CIK 19871

                                   EXHIBIT 13
                                   ----------

                              [CHICAGO RIVET LOGO]
                          Chicago Rivet & Machine Co.
                               1999 Annual Report

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    1999           1998           1997
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $49,080,257    $44,938,184    $44,543,404
NET INCOME.....................................    3,454,291      3,360,480      3,861,510
NET INCOME PER SHARE...........................         3.00           2.90           3.30
DIVIDENDS PER SHARE............................         1.07           1.12            .91
EXPENDITURES FOR PROPERTY, PLANT AND
  EQUIPMENT....................................    1,709,527      2,696,701        963,917
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT..    1,711,721      1,498,302      1,372,415
WORKING CAPITAL................................   12,447,590     12,302,179     13,766,681
TOTAL SHAREHOLDERS' EQUITY.....................   23,887,278     22,012,659     20,511,102
COMMON SHARES OUTSTANDING AT YEAR END..........    1,138,096      1,153,496      1,169,296
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        20.99          19.08          17.54
APPROXIMATE NUMBER OF SHAREHOLDERS OF RECORD...          425            451            471

REGISTRAR
First Chicago Trust Company, a division of EquiServe

TRANSFER AGENT
First Chicago Trust Company, a division of EquiServe

STOCK EXCHANGE
The Company's stock is traded on the American Stock Exchange (Ticker symbol
CVR).

ANNUAL MEETING
The annual meeting of shareholders
will be held on May 9, 2000 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois 60566

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    In most respects, 1999 was another very good year for Chicago Rivet & Machine Co. The most important achievements include increases in revenue from both the fastener and assembly equipment segments of our business and a corresponding increase in net income. Other positives for the year include the absence of any year 2000 (Y2K) issues as a result of the significant progress toward full implementation of new information management technology and significant investments in equipment that will enhance and expand our manufacturing capabilities. Our financial condition remains solid, and we believe we are well positioned to take advantage of opportunities that will accompany the new year.

1999 COMPARED TO 1998

    The Company's net sales and lease revenues increased approximately 9%, totaling $49,080,257 in 1999, compared with $44,938,184 recorded in 1998. Revenues within the fastener segment improved 10.5%, reflecting the strength of the automotive industry, which represents the Company's largest market. While revenue from sales within the assembly equipment segment improved 6.4%, lease revenues in that segment declined compared to the prior year, which resulted in a net increase in sales and lease revenues within the assembly equipment segment of 5.3%. Overall, gross margins improved to $14,251,218, an increase of approximately 7%, despite a charge of $910,000 associated with a product recall. Selling and administrative expenses increased significantly, primarily due to expenditures for information technology, and net income increased to $3,454,291.

    The fastener segment produced the most dramatic changes compared with 1998. Revenues within this segment increased 10.5% to $37,486,536. This increase was largely a reflection of very strong growth in the economy in general and record levels of production within the automotive industry. The increased volume levels contributed to generally higher margins as fixed costs, with the exception of depreciation, remained relatively constant compared with 1998. The strength of the employment market contributed to increases in wage levels that slightly exceeded the overall inflation level, and the limited availability of skilled labor necessitated an increase in overtime expense in order to meet increased demand within this segment of our operations. Despite the strong market conditions prevalent throughout the year, our markets remain extremely price competitive, and our ability to obtain price relief continued to be limited. Fortunately, efforts to control manufacturing costs in other areas continued to be successful, and the Company also benefited from negotiated reductions in the costs of certain raw materials. While the fundamental performance within this segment of our business was very successful, that success was tarnished by a charge incurred in connection with a recall of vehicles that contained certain non-conforming parts which were manufactured by the Company. As previously reported, a settlement was successfully negotiated, but total costs incurred in connection with this incident amounted to $944,000 before taxes, of which $910,000 was charged to cost of goods sold, offsetting a portion of the positive improvements recognized in operations.

    Revenues within the assembly equipment segment, as a whole, also improved compared with 1998. However, competitive conditions caused the Company to occasionally accept margins below those that were enjoyed in the past, and, as a result, the increase in revenues was slightly biased toward products with lower margins. In addition, increases in costs of raw materials and other manufacturing expenses nearly offset the increase in revenues. As a result, the margin increase within this segment was minimal.

    Selling and administrative expenses increased slightly over 10% compared with the prior year. Costs incurred in connection with implementation of new data processing systems, including efforts related to mitigating the impact of any potential Y2K issues, amounted to nearly $500,000 during the year and represent the primary factor contributing to the increased level of selling and administrative expense. Increases in data communications expense and depreciation related to the new information system added an additional $103,000 to administrative expenses. Freight and shipping expenses, associated with increased activity levels were higher by approximately $125,000 and profit sharing expense increased by $123,000. Bad debt expense was reduced by $94,000 and travel expense declined by $50,000. Increases in salary expenses were partially offset by a reduction in commission expense as a larger percentage of sales was handled by Company employees.

    Interest expense during 1999 decreased approximately $120,000 compared with 1998 as the effect of higher interest rates was offset by a lower outstanding balance on the loan. Interest income was approximately $51,000 lower than that recorded in the prior year due to a reduction in the level of funds available for investment in interest bearing accounts.

1998 COMPARED TO 1997

    Net sales and lease revenues increased slightly compared with 1997, totaling $44,938,184 for 1998, compared with $44,543,404 recorded during 1997. Revenues in the fastener segment increased 3.7%, largely as a result of the robust conditions in the automotive industry, which is the Company's primary market. Conversely, revenues from the assembly equipment segment, which includes sale of automatic assembly equipment, related tools and parts and

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------

lease revenue, declined 7.0% compared to 1997. Several factors contributed to the decline in revenue within the assembly equipment segment. The primary factor was a decline in unit volume compared to 1997, which was an uncharacteristically strong year. Also evident in 1998 was a noticeable change in product mix, with 1998 sales consisting of more lower priced equipment compared to 1997. Finally, in order to maintain certain customer relationships, the Company responded to competitive pricing pressures by accepting margins below those historically associated with its products in this segment.

    The positive impact from the increased level of fastener business was largely offset by increases in wages, higher costs related to health insurance and additional tooling expense in connection with initial production of a variety of new fasteners. In addition, depreciation expense increased 7.4% compared to 1997 due to increased capital expenditures. Competitive conditions within the fastener industry, in conjunction with our major customers' continuing policy of not accepting price increases, restricted our ability to increase prices sufficiently to recover these higher costs. The net result is reflected in only nominal improvement in gross profit within this segment of our operations. The Company's investment in newer, more efficient equipment and procedures is intended to reduce costs as well as expand capabilities, and should lead to improved operating margins in the future.

    As would be expected given the 1998's lower volume, gross profits in the assembly equipment segment declined compared to 1997. While variable costs were reduced in proportion to the reduced level of operations, fixed costs increased slightly due primarily to higher wage and depreciation expense. Finally, the competitive situation discussed above also had an adverse impact upon margins within this segment.

    Selling and administrative expenses, net of certain favorable adjustments to environmental reserve accounts, increased 5.8% compared to 1997. Three factors comprised the majority of this increase. First, expenses incurred in connection with the development and implementation of new data processing software amounted to approximately $135,000; second, bad debt expense increased by $145,000 due to the voluntary reorganization of a certain fastener customer; and third, the Company incurred certain state taxes, totaling $225,000, during 1998. While the Company was subject to this same state tax in 1997, no tax liability was incurred in that year due to certain deductions allowed in the computation of the tax. In addition, the Company incurred higher selling expense as a result of increased staffing designed to strengthen our presence in certain key markets. A portion of these increased costs were offset by reductions in commission expense, reductions in expenses related to attaining QS-9000 certification and a reduction in profit sharing expense.

    Non-operating expense declined approximately 24% compared with 1997, primarily as a result of reduced interest expense, which decreased from $546,666 in 1997 to $376,098 during 1998. This interest expense is related to borrowing in connection with the 1996 acquisition of H & L Tool Company, Inc. The decrease in interest expense reflects both lower interest rates in 1998 and a lower principal balance outstanding compared with 1997. Interest income increase approximately 12% compared with 1997 due primarily to higher level of investment during the year.

DIVIDENDS

    The Company paid four regular quarterly dividends of $.18 per share during 1999. In addition, an extra dividend of $.35 per share was paid during the second quarter of 1999, bringing the total dividend payout to $1.07 per share. On February 21, 2000 your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2000 to shareholders of record March 3, 2000. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 66 years. At that same meeting, the Board declared an extra dividend of $.35 per share, payable April 20, 2000 to shareholders of record, April 5, 2000.

MACHINERY & EQUIPMENT

    Investments in machinery and equipment totaled $1,709,527 during 1999. Once again, investments in new equipment related to the manufacture of fasteners accounted for the majority of these investments and amounted to $994,000 during the year. Investments in hardware and software related to improved information management technology totaled $267,000. A total of $181,000 was expended for the purchase of a variety of test and inspection equipment related to quality control initiatives. Investments in new machine tools used in the manufacture of assembly equipment totaled $108,000. Approximately $41,000 was invested in new telephone equipment and the balance was expended for the purchase, or repair, of various, smaller machine tools and building repairs.

    The Company made a number of significant investments in both equipment and building improvements during 1998. Capital expenditures totaled nearly $2,700,000. Expenditures related to new data processing systems, including computer hardware and software, amounted to approximately $542,000. Expenditures for the purchase of new equipment used in the manufacture of fasteners amounted to $1,430,000. The Company also purchased a variety of new machine tools, material handling equipment and inspection equipment valued at approximately $313,000. Building improvements, which included the installation of new air compressors at one facility and a new roof at another facility, amounted to approximately $252,000. Investment in both

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

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

    Depreciation expense amounted to $1,711,721 in 1999, $1,498,302 in 1998 and $1,372,415 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Despite the significant capital investments described above, the Company's working capital increased slightly during the year and amounted to approximately $12.4 million at the end of 1999. Accounts receivable balances increased somewhat compared to the prior year. This change reflects an increase in the number of customers delaying payment beyond the agreed upon terms and does not represent a deterioration in the quality of these receivables. Increases in inventory balances are expected to be temporary as they reflect increased stock levels as a hedge against potential Y2K disruptions and an additional increase in stock levels as a safeguard against potential, but unexpected, disruptions related to migration to new information management technology. Long-term debt was reduced by $1.8 million as the Company continued to meet the repayment obligations of a commercial loan obtained in connection with the 1996 acquisition of H & L Tool Company, Inc. The Company borrowed $9.0 million, on an unsecured basis, subject to certain customary covenants. Under the terms of the note, the Company is scheduled to repay the principal in 20 quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is calculated under one of two methods: the London Inter Bank Offering Rate, plus 80 basis points; or the lender's reference rate, less 75 basis points. This rate is adjusted quarterly. At year-end 1999, the rate was approximately 6.75% and the unpaid balance of the note was $3.15 million.

    In March, 2000, the Company initiated a tender offer for up to 225,000 shares of its outstanding common stock at a price between $20 and $23 per share. Details of the offer were previously distributed to shareholders. In order to fund this purchase, the Company has obtained a financing commitment for a term loan of up to $9.0 million. This new borrowing will replace the existing loan described above. The amount of the new borrowing will depend upon the amount and price of shares tendered, and will be equal to the purchase cost of tendered shares combined with the balance then outstanding under the existing business loan. Under terms of the new commitment, principal payments are scheduled to be made in quarterly installments of $450,000, together with interest computed on the unpaid balance under one of two methods: the London Inter Bank Offering Rate, plus 70 to 130 basis points, the specific rate to be determined quarterly based upon certain financial ratios; or the lender's reference rate, less 25 to 50 basis points, determined quarterly depending upon certain financial ratios. Capital expenditures are expected to total approximately $1.6 million during 2000. Management believes that this level of investment can be funded internally; nevertheless, a $1.0 million line of credit, which was obtained from Bank of America in connection with the acquisition, remains available to the Company. There was no charge for this facility, which remained unused as of December 31, 1999. The facility is scheduled to expire on May 30, 2000, but may be extended beyond that date.

NEW ACCOUNTING STANDARDS

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by any new, or proposed, accounting standards.

STOCK PURCHASE PROGRAM

    Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, provide for purchases of the Company's common stock to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. Purchases under the current repurchase authorization have amounted to 150,596 shares at an average price of $15.27 per share. This includes the purchase of 15,400 shares during 1999 at an average price of $22.55 per share. It is management's intention to continue this program, provided market conditions are favorable and funding for repurchases is available.

YEAR 2000 COMPLIANCE

    We are pleased to report that no significant Y2K disruptions were incurred by the Company, its major customers or its suppliers. As previously reported, the Company's primary approach to preventing anticipated Y2K issues was directly related to its efforts to install a new information management technology. While the investment in new technology provided a solution to potential Y2K issues, it should also yield significant improvements in day-to-day operations. It is not possible

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------

to separate the costs of this effort into segments solely related to Y2K issues and those associated with the other benefits of this project. The total expenditures related to information technology and other specific Y2K related costs amounted to approximately $1.3 million through the end of 1999.

OUTLOOK FOR 2000

    The coming year will bring new opportunities, along with new challenges. The Company has repeatedly demonstrated its ability to meet the challenges that face manufacturing concerns. With the cooperation of our employees and our valued suppliers, we have managed to maintain profitability in the face of generally rising manufacturing costs in a market that has become increasingly competitive and increasingly resistant to normal efforts to pass on increased costs of doing business. While we have been successful in the past, we recognize that future success will require continued emphasis on cost control as well as new initiatives. Our recent investments in manufacturing equipment and in information technology have positioned the Company to take advantage of opportunities as they arise and are expected to contribute toward maintaining profitability and increasing market share. However, costs continue to increase, most notably wages and benefits, especially health insurance costs which are expected to increase more than $400,000 in the coming year. Energy costs have also increased recently, however, it is too early to determine if increases in the price of oil will manifest themselves in higher costs for other materials and supplies. Given the government's efforts to slow the economy, the recent increase in oil prices and the uncertainties associated with an election year, forecasting economic activity for the coming year is extremely difficult. Through the first two months of 2000, incoming orders have been somewhat softer than those enjoyed in the same period in the two prior years, suggesting, perhaps, that revenues in the coming year will not equal the record levels recorded in 1999. Nevertheless, we believe the Company is well positioned to meet the challenges that lie ahead and, more importantly, to take advantage of the opportunities the future will bring. We wish to express our appreciation to our employees, our customers and our suppliers for their contributions to the Company's success and we gratefully acknowledge the continued loyalty and support of our shareholders.

                                     Respectfully,


        J. A. MORRISSEY                             JOHN C. OSTERMAN
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

March 16, 2000

FORWARD-LOOKING STATEMENTS

    When used in this discussion, the words "believe," "anticipated," "expected" and similar expressions are intended to identify "forward-looking statements," which statements speak only as of the date hereof. Such statements are subject to certain risks and uncertainties which could cause actual circumstances to differ materially from those mentioned in this discussion including, but not limited to: (i) the ability of the Company to maintain its relationships with its significant customers, (ii) increases in the prices of, or limitations on the availability of, the Company's primary raw materials and (iii) a downturn in the automotive industry, upon which the Company relies for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade.

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

--------------------------------------------------------------------------------

                                                            [CHICAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------
                        DECEMBER 31                                1999                1998
-----------------------------------------------------------------------------------------------

ASSETS
Current Assets
  Cash and Cash Equivalents.................................    $ 3,414,460         $ 3,181,471
  Certificates of Deposit...................................        552,594             550,254
  Accounts Receivable--Less allowances of $80,000 and
     $70,000, respectively..................................      6,681,659           6,483,214
  Inventories...............................................      6,923,721           6,529,747
  Deferred Income Taxes.....................................        695,191             691,191
  Other Current Assets......................................        245,997             235,149
                                                                -----------         -----------
  Total Current Assets......................................     18,513,622          17,671,026
Net Property, Plant and Equipment...........................     14,107,963          14,144,755
                                                                -----------         -----------
Total Assets................................................    $32,621,585         $31,815,781
                                                                ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current Portion of Note Payable...........................    $ 1,800,000         $ 1,800,000
  Accounts Payable..........................................      1,498,002           1,272,462
  Wages and Salaries........................................        792,606             745,158
  Contributions Due Profit Sharing Plan.....................        669,053             546,078
  Other Accrued Expenses....................................        540,718             589,335
  Federal and State Income Taxes............................        765,653             415,814
                                                                -----------         -----------
  Total Current Liabilities.................................      6,066,032           5,368,847
Note Payable................................................      1,350,000           3,150,000
Deferred Income Taxes.......................................      1,318,275           1,284,275
                                                                -----------         -----------
  Total Liabilities.........................................      8,734,307           9,803,122
                                                                -----------         -----------
Commitments and Contingencies (Note 12)
Shareholders' Equity
  Preferred Stock, No Par Value,
     500,000 Shares Authorized: None Outstanding............             --                  --
  Common Stock, $1.00 Par Value,
     4,000,000 Shares Authorized: Issued and Outstanding
     1,138,096 and 1,153,496, respectively..................      1,138,096           1,153,496
  Additional Paid-in Capital................................        447,134             453,184
  Retained Earnings.........................................     22,302,048          20,405,979
                                                                -----------         -----------
  Total Shareholders' Equity................................     23,887,278          22,012,659
                                                                -----------         -----------
Total Liabilities and Shareholders' Equity..................    $32,621,585         $31,815,781
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

[CHICAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------
For the Years Ended December 31                              1999           1998           1997
-----------------------------------------------------------------------------------------------
Net Sales and Lease Revenue.......................    $49,080,257    $44,938,184    $44,543,404
Cost of Goods Sold and Costs Related to Lease
  Revenue.........................................     34,829,039     31,622,558     30,797,023
                                                      -----------    -----------    -----------
Gross Profit......................................     14,251,218     13,315,626     13,746,381
Selling and Administrative Expenses...............      8,984,562      8,140,630      7,573,074
Other Income (Expenses), Net......................        (37,365)       (97,516)      (128,797)
                                                      -----------    -----------    -----------
Income Before Income Taxes........................      5,229,291      5,077,480      6,044,510
Provision for Income Taxes........................      1,775,000      1,717,000      2,183,000
                                                      -----------    -----------    -----------
Net Income........................................    $ 3,454,291    $ 3,360,480    $ 3,861,510
                                                      ===========    ===========    ===========
Net Income Per Share..............................    $      3.00    $      2.90    $      3.30
                                                      ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS

Retained Earnings at Beginning of Year............    $20,405,979    $18,882,418    $16,145,012
Net Income........................................      3,454,291      3,360,480      3,861,510
Purchase of Treasury Stock........................       (325,793)      (535,058)       (58,259)
Cash Dividends Paid, $1.07 Per Share in 1999,
  $1.12 Per Share in 1998 and $.91 Per Share in
  1997............................................     (1,232,429)    (1,301,861)    (1,065,845)
                                                      -----------    -----------    -----------
Retained Earnings at End of Year..................    $22,302,048    $20,405,979    $18,882,418
                                                      ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                              CHIGAGO RIVET LOGO

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

         ---------------------------------------------------------------------------------------------------
                      FOR THE YEARS ENDED DECEMBER 31                   1999          1998          1997
         ---------------------------------------------------------------------------------------------------
         Cash Flows from Operating Activities:
         Net Income................................................  $ 3,454,291   $ 3,360,480   $ 3,861,510
         Adjustments to Reconcile Net Income to Net Cash Provided
           by Operating Activities:
           Depreciation and Amortization...........................    1,711,721     1,498,302     1,380,763
           Net Gain on the Sale of Properties......................       (6,690)      (14,787)     (175,059)
           Deferred Income Taxes...................................       30,000        98,000       248,084
         Changes in Working Capital Components:
           Accounts Receivable.....................................     (198,445)     (820,676)     (633,653)
           Inventories.............................................     (393,974)     (175,140)      543,996
           Other Current Assets....................................      (10,848)      125,299       (88,475)
           Accounts Payable........................................      225,540      (427,834)      442,592
           Accrued Wages and Salaries..............................       47,448       (27,089)       17,456
           Accrued Benefit Plan Contributions......................      122,975      (161,669)      185,469
           Other Accrued Expenses..................................      (48,617)       82,282       (28,616)
           Income Taxes Payable....................................      349,839      (323,529)      320,004
                                                                     -----------   -----------   -----------
                  Net Cash Provided by Operating Activities........    5,283,240     3,213,639     6,074,071
                                                                     -----------   -----------   -----------
         Cash Flows from Investing Activities:
           Capital Expenditures....................................   (1,709,527)   (2,696,701)     (963,917)
           Proceeds from the Sale of Properties....................       41,288        22,524       800,302
           Proceeds from Held-to-Maturity Securities...............    6,151,774     5,831,753     4,316,492
           Purchases of Held-to-Maturity Securities................   (6,154,114)   (3,514,292)   (6,081,987)
                                                                     -----------   -----------   -----------
                  Net Cash Used in Investing Activities............   (1,670,579)     (356,716)   (1,929,110)
                                                                     -----------   -----------   -----------
         Cash Flows from Financing Activities:
           Payments under Term Loan Agreement......................   (1,800,000)   (1,800,000)   (2,250,000)
           Purchases of Treasury Stock.............................     (347,243)     (557,062)      (61,333)
           Cash Dividends Paid.....................................   (1,232,429)   (1,301,861)   (1,065,845)
                                                                     -----------   -----------   -----------
                  Net Cash Used in Financing Activities............   (3,379,672)   (3,658,923)   (3,377,178)
                                                                     -----------   -----------   -----------
         Net Increase (Decrease) in Cash and Cash Equivalents......      232,989      (802,000)      767,783
         Cash and Cash Equivalents at Beginning of Year............    3,181,471     3,983,471     3,215,688
                                                                     -----------   -----------   -----------
         Cash and Cash Equivalents at End of Year..................  $ 3,414,460   $ 3,181,471   $ 3,983,471
                                                                     ===========   ===========   ===========
           Cash Paid During the Year for:
             Income Taxes..........................................  $ 1,395,161   $ 1,942,529   $ 1,614,913
             Interest..............................................  $   264,684   $   458,080   $   485,282

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

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

PRINCIPLES OF CONSOLIDATION--The Consolidated Financial Statements include the accounts of Chicago Rivet & Machine Co. and its wholly owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION--Revenues from product sales are generally recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience.

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

CREDIT RISK--The Company extends credit primarily on the basis of 30-day terms to various companies doing business primarily in the automotive and appliance industries. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States.

CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value. The carrying amount reported for the note payable approximates fair market value.

INVENTORIES--Inventories are stated at the lower of cost or net realizable value, cost being determined principally by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT--Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is ready for its intended use. The estimated useful lives by asset category are:

Asset category                                             Estimated useful life
--------------------------------------------------------------------------------

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

SEGMENT INFORMATION--In 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." FAS 131 established new standards for defining a Company's segments and disclosing information about them. It requires that segments be based on the internal structure and reporting of the Company's operations. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information.

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 1,151,333 in 1999, 1,159,360 in 1998 and 1,170,988 in 1997, after giving effect to a two-for-one stock split that occurred September 19, 1997.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS--Certain items in 1998 have been reclassified to conform to the presentation in 1999. These changes have no effect on the financial position of the Company.

2--BALANCE SHEET DETAILS

                                      1999            1998
                                  ------------    ------------
Inventories:
  Raw materials.................  $ 2,002,490     $ 1,656,179
  Work in process...............    1,782,944       1,777,584
  Finished goods................    3,138,287       3,095,984
                                  -----------     -----------
                                  $ 6,923,721     $ 6,529,747
                                  ===========     ===========

--------------------------------------------------------------------------------

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

                                      1999            1998
                                  ------------    ------------
Net Property, Plant and
  Equipment:
  Land and improvements.........  $ 1,010,595     $ 1,008,901
  Buildings and improvements....    5,646,956       5,634,144
  Production equipment, leased
    machines and other..........   25,239,969      23,737,405
                                  -----------     -----------
                                   31,897,520      30,380,450
  Less accumulated
    depreciation................   17,789,557      16,235,695
                                  -----------     -----------
                                  $14,107,963     $14,144,755
                                  ===========     ===========
Other Accrued Expenses:
  Property taxes................  $   122,436     $   100,008
  Payroll taxes and
    withholding.................      133,630         149,466
  Interest......................       17,876          26,652
  Environmental costs...........       25,000          40,000
  Commissions...................       74,836          85,039
  Unearned lease revenue........       26,115          43,267
  All other items...............      140,825         144,903
                                  -----------     -----------
                                  $   540,718     $   589,335
                                  ===========     ===========

3--LEASED MACHINES--Lease revenue amounted to $283,269 in 1999, $376,644 in 1998 and $330,312 in 1997. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                          1999         1998
                                        ---------    ---------
Cost..................................  $577,932     $725,459
Accumulated depreciation..............   512,125      610,616
                                        --------     --------
Carrying value........................  $ 65,807     $114,843
                                        ========     ========

4--INCOME TAXES--The provision for income tax expense consists of the following:

                             1999          1998          1997
                          -----------   -----------   -----------
Current
  Federal...............  $ 1,639,000   $ 1,492,000   $ 1,729,916
  State.................      106,000       127,000       205,000
Deferred................       30,000        98,000       248,084
                          -----------   -----------   -----------
                          $ 1,775,000   $ 1,717,000   $ 2,183,000
                          ===========   ===========   ===========

     The deferred tax liabilities and assets are comprised of the following:

                                      1999            1998
                                  ------------    ------------
Depreciation....................  $(1,338,597)    $(1,307,531)
                                  -----------     -----------
Inventory.......................      457,501         443,202
Accrued vacation................      177,595         176,400
Unearned rental revenue.........        9,140          16,710
Allowance for doubtful
  accounts......................       27,800          26,110
Environmental accrual...........        8,750          15,448
Other...........................       34,727          36,577
                                  -----------     -----------
                                      715,513         714,447
                                  -----------     -----------
                                  $  (623,084)    $  (593,084)
                                  ===========     ===========

     The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                                 1999                 1998               1997
                          ------------------   ------------------  -----------------
                            AMOUNT       %       AMOUNT       %      AMOUNT      %
                          ------------------   ------------------  -----------------
Expected tax at U.S.
 Statutory rate.........   $1,778,000   34.0    $1,726,000   34.0   $2,055,133  34.0
State taxes, net of
 federal benefit........       73,000    1.4        84,000    1.7      135,300   2.2
Other, net..............        5,000     --         7,000     .1      (7,433)    --
Adjustment to prior year
 accrual................      (81,000)  (1.5)     (100,000)  (2.0)          --    --
                          -----------   ----   -----------   ----  -----------  ----
Income tax expense......   $1,775,000   33.9    $1,717,000   33.8   $2,183,000  36.2
                          ===========   ====   ===========   ====  ===========  ====

5--NOTE PAYABLE--On November 25, 1996, in connection with the acquisition of H & L Tool, the Company entered into a five-year unsecured term loan agreement (the Term Loan) for $9 million, and a $1 million line of credit agreement (the Line of Credit). The Term Loan bears interest, payable quarterly, at the Company's option, at the reference rate of the financial institution less 75 basis points, or the LIBOR rate plus 80 basis points, subject to certain financial covenants. The rate was 6.75% as of December 31, 1999. Repayments of principal are made quarterly in the amount of $450,000 through September 2001. The Line of Credit was extended through May 30, 2000 and remained unused at December 31, 1999.

6--TREASURY STOCK TRANSACTIONS--In 1999, the Company purchased 15,400 shares of its common stock for $347,243. In 1998, the Company purchased 15,800 shares of its common stock for $557,062. All stock purchased was retired, the excess of cost over par value was charged proportionately to additional paid-in capital and retained earnings.

7--SHAREHOLDER RIGHTS AGREEMENT--On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

8--PENSIONS--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $669,000 in 1999, $546,000 in 1998 and $627,000 in
1997.

     During 1997, the Company's defined benefit pension plans were terminated and all liabilities were satisfied.

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

9--OTHER INCOME (EXPENSE)--Other income (expense), net consists of the following:

                               1999         1998         1997
                            ----------   ----------   ----------
Gain on sale of properties
  and equipment...........  $    6,690   $   14,787   $  175,059
Interest income...........     196,769      247,889      221,975
Interest expense..........    (255,908)    (376,098)    (546,666)
Amortization expense......          --           --       (8,348)
Other.....................      15,084       15,906       29,183
                            ----------   ----------   ----------
                            $  (37,365)  $  (97,516)  $ (128,797)
                            ==========   ==========   ==========

10--SEGMENT INFORMATION--The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw-machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

                                         ASSEMBLY
                          FASTENER       EQUIPMENT        OTHER      CONSOLIDATED
                         -----------   -------------   -----------   ------------
YEAR ENDED
 DECEMBER 31, 1999:
Net sales and lease
 revenue...............  $37,486,536    $11,593,721    $        --   $49,080,257
Depreciation...........    1,255,975        252,772        202,974     1,711,721
Segment profit.........    7,899,229      4,760,178             --    12,659,407
Selling and administra-
 tive expenses.........                                  7,370,977     7,370,977
Interest expense.......                                    255,908       255,908
Interest income........                                   (196,769)     (196,769)
                                                                     -----------
Income before income
 taxes.................                                                5,229,291
                                                                     -----------
Capital expenditures...    1,464,857        150,387         94,283     1,709,527
Segment assets:
 Inventory.............    4,269,533      2,654,188             --     6,923,721
 Property, plant and
   equipment...........   10,778,383      1,672,189      1,657,391    14,107,963
 Other assets..........           --             --     11,589,901    11,589,901
                                                                     -----------
                                                                      32,621,585
                                                                     -----------
YEAR ENDED
 DECEMBER 31, 1998:
Net sales and lease
 revenue...............  $33,931,740    $11,006,444    $        --   $44,938,184
Depreciation...........    1,148,343        213,294        136,665     1,498,302
Segment profit.........    7,073,936      4,758,406             --    11,832,342
Selling and administra-
 tive expenses.........                                  6,626,653     6,626,653
Interest expense.......                                    376,098       376,098
Interest income........                                   (247,889)     (247,889)
                                                                     -----------
Income before income
 taxes.................                                                5,077,480
                                                                     -----------
Capital expenditures...    1,992,015        229,553        475,133     2,696,701
Segment assets:
 Inventory.............    3,761,580      2,768,167             --     6,529,747
 Property, plant and
   equipment...........   10,588,483      1,790,190      1,766,082    14,144,755
 Other assets..........           --             --     11,141,279    11,141,279
                                                                     -----------
                                                                      31,815,781
                                                                     -----------

                                         ASSEMBLY
                          FASTENER       EQUIPMENT        OTHER      CONSOLIDATED
                         -----------   -------------   -----------   ------------
YEAR ENDED
 DECEMBER 31, 1997:
Net sales and lease
 revenue...............  $32,712,820    $11,830,584    $        --   $44,543,404
Depreciation...........    1,068,940        187,708        115,767     1,372,415
Segment profit.........    7,016,647      5,404,439             --    12,421,086
Selling and administra-
 tive expenses.........                                  6,051,885     6,051,885
Interest expense.......                                    546,666       546,666
Interest income........                                   (221,975)     (221,975)
                                                                     -----------
Income before income
 taxes.................                                                6,044,510
                                                                     -----------
Capital expenditures...      533,865        291,814        138,238       963,917
Segment assets:
 Inventory.............    3,698,325      2,656,282             --     6,354,607
 Property, plant and
   equipment...........    9,941,054      1,609,264      1,403,775    12,954,093
 Other assets..........           --             --     13,638,760    13,638,760
                                                                     -----------
                                                                      32,947,460
                                                                     -----------

     The Company does not allocate selling and administrative expenses, except for freight allowed and certain identifiable engineering expenses, for internal reporting, thus, no allocation was made for segment disclosure purposes. Segment assets reported internally are limited to inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 17, 15 and 15 percent and 11, 10 and 11 percent of consolidated revenues during 1999, 1998 and 1997, respectively.

11--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE--Fourth quarter net income includes the net favorable effect of certain adjustments related to inventory, accruals and allowances of $.09, $.05 and $.16 per share, for 1999, 1998 and 1997, respectively. The 1998 adjustment includes $.09 per share related to the reduction of accrued income taxes. The 1997 adjustment includes $.08 per share related to the reduction in environmental reserves recorded in connection with favorable resolution of certain environmental claims and revised liability estimates in connection with certain other environmental claims.

12--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $29,000, $26,000 and $27,000 for 1999, 1998 and 1997,
respectively. Total future minimum rentals at December 31, 1999 are not significant.

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

13--SUBSEQUENT EVENT (UNAUDITED)--Subsequent to year-end, the Company expects to repurchase approximately 20 percent of its outstanding common stock. The Company expects to fund this transaction through bank financing that will replace the existing term loan agreement.

--------------------------------------------------------------------------------

                                                            [CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
March 6, 2000

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           1999           1998           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $49,080,257    $44,938,184    $44,543,404    $22,510,953    $23,717,410
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                5,229,291      5,077,480      6,044,510      3,174,001      3,645,215
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                3,454,291      3,360,480      3,861,510      1,948,001      2,235,215
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                           3.00           2.90           3.30           1.66           1.91
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share                                            1.07           1.12            .91            .90            .88
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                         1,151,333      1,159,360      1,170,988      1,171,496      1,172,944
-------------------------------------------------------------------------------------------------------------------------------
Working Capital                                          12,447,590     12,302,179     13,766,681     12,040,579     12,710,825
-------------------------------------------------------------------------------------------------------------------------------
Total Debt                                                3,150,000      4,950,000      6,750,000      9,000,000             --
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             32,621,585     31,815,781     32,947,460     31,326,552     21,355,139
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     23,887,278     22,012,659     20,511,102     17,776,760     16,883,109
-------------------------------------------------------------------------------------------------------------------------------

    In November 1996 the Company acquired H & L Tool Company, Inc. The results of operations for H & L Tool are included above from the date of acquisition.

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED):

                           1ST           2ND           3RD           4TH
                         QUARTER       QUARTER       QUARTER       QUARTER
                       -----------   -----------   -----------   -----------
1999
Net Sales and Lease
 Revenue.............  $12,517,480   $12,933,690   $11,721,458   $11,907,629
Gross Profit.........    3,860,793     2,982,362     3,497,049     3,911,014
Net Income...........    1,152,460       481,112       816,774     1,003,945
Per Share Data:
 Net Income Per
   Share.............         1.00           .42           .71           .87
 Average Common
   Shares
   Outstanding.......    1,153,496     1,152,832     1,152,139     1,147,005

1998
Net Sales and Lease
 Revenue.............  $11,672,949   $10,822,531   $10,331,367   $12,111,337
Gross Profit.........    3,401,609     3,194,414     3,180,502     3,539,101
Net Income...........      914,820       783,924       718,506       943,230
Per Share Data:
 Net Income Per
   Share.............          .78           .68           .62           .82
 Average Common
   Shares
   Outstanding.......    1,169,100     1,159,793     1,155,535     1,153,764

1997
Net Sales and Lease
 Revenue.............  $11,898,645   $11,564,802   $10,122,352   $10,957,605
Gross Profit.........    3,108,504     3,750,335     3,196,822     3,690,720
Net Income...........      731,983     1,070,424       704,495     1,354,608
Per Share Data:
 Net Income Per
   Share.............          .62           .91           .60          1.17
 Average Common
   Shares
   Outstanding.......    1,171,496     1,171,444     1,170,896     1,170,134

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The following chart shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

                        Dividends
                         Declared                                  Market Range
                       ------------------------------------------------------------------------------------
       QUARTER         1999    1998                  1999                                1998
       -------         ----    ----    --------------------------------    --------------------------------
First................  $.53*   $.58*   $27   3/4         $23               $46   1/2         $28
Second...............   .18     .18    $28   3/8         $19   1/8         $49   1/2         $32
Third................   .18     .18    $26   7/8         $20   5/8         $34   7/8         $24   3/4
Fourth...............   .18     .18    $24   1/2         $21   3/8         $30   1/2         $21

---------------
* Includes an extra dividend of $.35 and $.40 per share for 1999 and 1998, respectively.

--------------------------------------------------------------------------------

                                                            [CHICAGO RIVET LOGO]

--------------------------------------------------------------------------------

BOARD OF DIRECTORS

WILLIAM T. DIVANE, JR.
President and Chairman of
Divane Bros. Electric Co.

STEPHEN L. LEVY(a)(c)
Senior Advisor to the
Chief Executive Office
Motorola Inc. (retired)
Schaumburg, Illinois

JOHN R. MADDEN(a)(c)(e)
Chairman of the Board
of Directors of
The First National Bank
of La Grange
La Grange, Illinois

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