Form 10-K, Exhibit 13
period 2000-12-31
CHICAGO RIVET & MACHINE CO
filed 2001-03-29
CIK 19871

                                   EXHIBIT 13

                              [CHICAGO RIVET LOGO]

                          CHICAGO RIVET & MACHINE CO.
                               2000 ANNUAL REPORT

[CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    2000           1999           1998
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $45,423,263    $49,080,257    $44,938,184
NET INCOME.....................................    2,656,161      3,454,291      3,360,480
NET INCOME PER SHARE...........................         2.60           3.00           2.90
DIVIDENDS PER SHARE............................         1.07           1.07           1.12
EXPENDITURES FOR PROPERTY, PLANT AND
  EQUIPMENT....................................    2,125,189      1,709,527      2,696,701
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT..    1,889,849      1,711,721      1,498,302
WORKING CAPITAL................................   12,001,291     12,447,590     12,302,179
TOTAL SHAREHOLDERS' EQUITY.....................   21,518,773     23,887,278     22,012,659
COMMON SHARES OUTSTANDING AT YEAR-END..........      967,132      1,138,096      1,153,496
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        22.25          20.99          19.08
APPROXIMATE NUMBER OF SHAREHOLDERS OF RECORD...          374            425            451

REGISTRAR
First Chicago Trust Company, a division of EquiServe

TRANSFER AGENT
First Chicago Trust Company, a division of EquiServe

STOCK EXCHANGE
The Company's stock is traded on the American Stock Exchange (Ticker symbol CVR)

ANNUAL MEETING
The annual meeting of shareholders
will be held on May 8, 2001 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois 60566

Chicago Rivet & Machine Co.-901 Frontenac Road-P.O. Box 3061-Naperville, Illinois 60566-Telephone: (630) 357-8500

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    The long running economic expansion that the U.S. economy has enjoyed appears to have run its course. Though there may be some debate as to the extent of the slowdown in the overall economy, there is little doubt that the manufacturing sector slowed dramatically during 2000. Despite record automobile sales, companies operating within that segment of the economy generally posted weaker results than in the prior year. This was the case for Chicago Rivet. The softness in new orders that we reported early in 2000 continued to characterize our markets throughout the year, and the softening accelerated during the second half. In view of these conditions, which contributed to both lower revenues and reduced income compared to the record performance in 1999, our results for the year were respectable.

2000 COMPARED TO 1999

    As previously indicated, conditions in our major markets tended to weaken as the year progressed. As a result, net sales and lease revenues declined to $45,423,263 in 2000. On an overall basis, this represents a decline of 7.5% compared to the record level of $49,080,257 recorded in 1999. Revenues within the fastener segment, which began 2000 at a slightly stronger pace than in the prior year, ended the year at $35,735,699, a decline of 4.7% compared to 1999, as the second half of the year was characterized by business levels that were sharply lower than the preceding six months. This downturn is attributable to a decline in the level of activity within the motor vehicle and automotive parts sector of the economy upon which we depend for the majority of our fastener revenues. Within the assembly equipment segment, demand was comparatively soft early in the year, and became weaker as the year progressed. As a result, revenues for the full year declined approximately 16% compared to 1999, totaling $9,687,564 during 2000.

    Given the reduced operating levels, gross margins within the fastener segment declined compared to the prior year. However, there were other significant factors that impacted gross margins. Among them were increases in wage levels necessary to retain skilled labor in the face of very tight labor markets, increases in the cost of tooling and supplies used in manufacturing, significantly higher costs for health insurance and higher depreciation expense associated with recent investments in new manufacturing equipment. While competitive situations continued to hamper our ability to recover the higher costs outlined above, favorable conditions in the market for raw materials enabled us to negotiate modest reductions in the prices paid for certain raw materials. Overall, however, the combination of lower volume and generally higher manufacturing costs caused gross margins within the fastener segment to fall to 22.3% compared to 23.9% in the prior year.

    During 2000, revenues within the assembly segment declined approximately 16% compared to 1999. Most of this decline was a function of reduced unit sales, as demand was comparatively weak throughout the year. Gross margins declined from approximately 45% in 1999 to 42% in 2000, due in part to a continued shift toward lower priced and lower margin equipment, and also reflects the impact of higher health insurance costs. Most other costs of manufacturing were reduced to levels consistent with the lower operating rates.

    Selling and administrative expenses declined 3.6% compared with 1999. Costs incurred in connection with the implementation of new data processing systems declined substantially compared with 1999, but still remained at higher than normal levels for most of the current year. Both commission expense and profit sharing expense declined in proportion with the decline in sales and profits, respectively. Offsetting these changes were professional fees incurred in connection with the Company's "Dutch auction" tender offer, higher health insurance costs, and increases in salary expense.

    Interest expense increased approximately $123,000 due primarily to additional borrowing in connection with the tender offer and, to a lesser extent, higher interest rates.

1999 COMPARED TO 1998

     The Company's net sales and lease revenues increased approximately 9%, totaling $49,080,257 in 1999, compared with $44,938,184 recorded in 1998. Revenues within the fastener segment improved 10.5%, reflecting the strength of the automotive industry, which represents the Company's largest market. While revenue from sales within the assembly equipment segment improved 6.4%, lease revenues in that segment declined compared to the prior year, which resulted in a net increase in sales and lease revenues within the assembly equipment segment of 5.3%. Overall, gross margins improved to $13,361,375, an increase of approximately 5%, despite a charge of $910,000 associated with a product recall. Selling and administrative expenses increased significantly, primarily due to expenditures for information technology, and net income increased to $3,454,291.

    The fastener segment produced the most dramatic changes compared with 1998. Revenues within this segment increased 10.5% to $37,486,536. This increase was largely a reflection of very strong growth in the economy in general and record levels of production within the automotive industry. The increased volume levels contributed to generally higher margins as fixed costs, with the exception of depreciation,

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------
remained relatively constant compared with 1998. The strength of the employment market contributed to increases in wage levels that slightly exceeded the overall inflation level, and the limited availability of skilled labor necessitated an increase in overtime expense in order to meet increased demand within this segment of our operations. Despite the strong market conditions prevalent throughout the year, our markets remained extremely price competitive, and our ability to obtain price relief continued to be limited. Fortunately, efforts to control manufacturing costs in other areas continued to be successful, and the Company also benefited from negotiated reductions in the costs of certain raw materials. While the fundamental performance within this segment of our business was very successful, that success was tarnished by a charge incurred in connection with a recall of vehicles that contained certain non-conforming parts which were manufactured by the Company. As previously reported, a settlement was successfully negotiated, but total costs incurred in connection with this incident amounted to $944,000 before taxes, of which $910,000 was charged to cost of goods sold, offsetting a portion of the positive improvements recognized in operations.

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

    Selling and administrative expenses increased approximately 8% compared to the prior year. Costs incurred in connection with implementation of new data processing systems, including efforts related to mitigating the impact of any potential Y2K issues, amounted to nearly $500,000 during the year and represent the primary factor contributing to the increased level of selling and administrative expense. Increases in data communications expense and depreciation related to the new information system added an additional $103,000 to administrative expenses, and profit sharing expense increased by $123,000. Bad debt expense was reduced by $94,000 and travel expense declined by $50,000. Increases in salary expense were partially offset by a reduction in commission expense as a larger percentage of sales was handled by Company employees.

    Interest expense during 1999 decreased approximately $120,000 compared with 1998 as the effect of higher interest rates was offset by a lower outstanding balance on the loan. Interest income was approximately $51,000 lower than that recorded in the prior year due to a reduction in the level of funds available for investment in interest-bearing accounts.

DIVIDENDS

    The Company paid four regular quarterly dividends of $.18 per share during 2000. In addition, an extra dividend of $.35 per share was paid during the second quarter of 2000, bringing the total dividend payout to $1.07 per share. On February 19, 2001 your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2001 to shareholders of record March 5, 2001. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 67 years. At that same meeting, the Board declared an extra dividend of $.25 per share, payable April 20, 2001 to shareholders of record, April 5, 2001.

MACHINERY AND EQUIPMENT

     Capital investments totaled approximately $2.1 million during 2000. Slightly over $1.9 million of this total was invested in new equipment related to the production of fasteners. Of the amount expended within the fastener segment, $1.5 million was invested in new cold heading and thread-forming equipment and certain support equipment. This equipment will be utilized to expand our capacity to manufacture certain specialty products for which demand has exceeded our capacity. Certain obsolete heat treating equipment was replaced at a cost of $276,000. The balance was expended for various smaller projects, including new quality control equipment and building improvements. Within the assembly equipment segment, capital expenditures totaled $150,372, primarily for the replacement of machine tools used in the manufacture of perishable tooling that is sold to our customers. The balance was expended for data processing equipment and various office equipment.

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

    The Company made a number of significant investments in both equipment and building improvements during 1998. Capital expenditures totaled nearly $2,700,000. Expenditures related to new data processing systems, including computer hardware and software, amounted to approximately $542,000. Expenditures for the purchase of new equipment

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------
used in the manufacture of fasteners amounted to $1,430,000. The Company also purchased a variety of new machine tools, material handling equipment and inspection equipment valued at approximately $313,000. Building improvements, which included the installation of new air compressors at one facility and a new roof at another facility, amounted to approximately $252,000. Investment in both new equipment and rebuilding of existing equipment used to plate and heat treat fasteners amounted to $63,000. A total of $51,000 was expended for the construction of new automatic rivet setting equipment that is leased to customers. The balance was expended for a variety of smaller office equipment and for the construction of new rivet setting machines that will be used for demonstration purposes.

    Depreciation expense amounted to $1,889,849 in 2000, $1,711,721 in 1999 and $1,498,302 in 1998.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at year-end amounted to $12.0 million. Although this is a slight decline from the prior year-end, the change is not unexpected given the significant expenditures for new equipment made during the year. The decline in accounts receivable balance at year-end reflects the fact that sales during the latter portion of 2000 were substantially lower than during the same period in the prior year. This sudden change in demand resulted in an opposite change in inventory levels, which increased $280,000 compared to the end of 1999. Production activity has been adjusted to compensate for the lower sales activity, and we expect that inventories will be reduced to a level consistent with current sales. In connection with a "Dutch auction" tender offer in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to finance the unpaid balance of a 1996 loan related to the acquisition of H & L Tool Company, Inc. ($2.7 million) and to fund the purchase of stock under the terms of the "Dutch auction". At year-end, the indebtedness under the term loan was approximately $5.2 million. Under the terms of the note, the Company is scheduled to repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is calculated under one of two methods, selected at the option of the Company: the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin; or the lender's prime rate, less an applicable margin. The applicable margin is based upon the funded debt ratio and, for any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, and for any portion that bears interest at the LIBOR rate, it is up to 130 basis points. This rate is adjusted quarterly. At year-end 2000, the rate was approximately 7.5%. Management believes that current cash, cash equivalents and the available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

NEW ACCOUNTING STANDARDS

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by any new, or proposed, accounting standards.

STOCK PURCHASE PROGRAM

    Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, provide for purchases of the Company's common stock to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. Purchases under the current repurchase authorization have amounted to 161,996 shares at an average price of $15.58 per share. This includes the purchase of 11,400 shares during 2000 at an average price of $19.75 per share. It is management's intention to continue this program, provided market conditions are favorable and funding for repurchases is available.

    In addition to the purchases described above, the Company purchased 159,564 shares at a price of $23.00 per share pursuant to a "Dutch auction" tender offer completed in April 2000. Funding for the purchases was provided through additional borrowing described above.

OUTLOOK FOR 2001

    As this is written, the economic outlook for the balance of 2001 is uncertain. While experts continue to debate whether the economy is headed for a recession, there is mounting evidence that the so-called old economy has been in recession for the past several months. Certainly, we have seen demand in our markets soften dramatically over that time period. While in many years our first quarter is often our strongest quarter, bookings for the first quarter of 2001 are well below the levels that we would consider satisfactory. Anecdotal evidence suggests that our situation is far from unique -- especially in the segment of the economy in which we operate. While we anticipate that conditions will improve, when that improvement will be manifested is uncertain, and depends in large measure upon factors over which we have little or no control.

    In the interim, we have taken appropriate actions to adjust operating levels to match the reduced level of demand that is prevalent in our markets. Spending will be closely controlled and every opportunity to reduce costs will be evaluated. During 2000, we began a program to expand our capacity in certain products where demand outpaced our capacity. We anticipate that program, which should be com-
--------------------------------------------------------------------------------

                                                                               3

MANAGEMENT'S DISCUSSION
(Continued)
--------------------------------------------------------------------------------

in the second quarter of 2001, will have a positive impact on both revenues and profits. However, the timing and magnitude of its contribution to revenues and profits will depend, in part, upon a recovery in the manufacturing sector of the economy.

    The rapidly changing nature of the competitive arena will continue to present new challenges and new opportunities. We believe that the Company can continue to meet the challenges presented and take advantage of opportunities as they arise. We recognize that success depends upon many factors and take this opportunity to express our gratitude for the loyalty of our customers and for the continued support of our shareholders. We also take this opportunity to acknowledge the efforts of our dedicated and skilled workforce. Their contributions are essential to the Company's success -- both past and future.

                                          Respectfully,


        J. A. MORRISSEY                             JOHN C. OSTERMAN
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

March 2, 2001

FORWARD-LOOKING STATEMENTS

     This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

--------------------------------------------------------------------------------
4

                                                            [CHICAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------
DECEMBER 31                                                2000                1999
--------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and Cash Equivalents........................    $ 2,265,442         $ 3,414,460
  Certificates of Deposit..........................      1,429,886             552,594
  Accounts Receivable--Less allowances of $90,000
     and $80,000, respectively.....................      5,037,231           6,681,659
  Inventories......................................      7,204,184           6,923,721
  Deferred Income Taxes............................        705,191             695,191
  Other Current Assets.............................        191,668             245,997
                                                       -----------         -----------
  Total Current Assets.............................     16,833,602          18,513,622
Net Property, Plant and Equipment..................     14,323,517          14,107,963
                                                       -----------         -----------
Total Assets.......................................    $31,157,119         $32,621,585
                                                       ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current Portion of Note Payable..................    $ 1,800,000         $ 1,800,000
  Accounts Payable.................................      1,065,561           1,438,147
  Accrued Wages and Salaries.......................        753,577             792,606
  Contributions Due Profit Sharing Plan............        437,076             669,053
  Other Accrued Expenses...........................        774,974             600,573
  Federal and State Income Taxes Payable...........          1,123             765,653
                                                       -----------         -----------
  Total Current Liabilities........................      4,832,311           6,066,032
Note Payable.......................................      3,432,760           1,350,000
Deferred Income Taxes..............................      1,373,275           1,318,275
                                                       -----------         -----------
  Total Liabilities................................      9,638,346           8,734,307
                                                       -----------         -----------
Commitments and Contingencies (Note 12)
Shareholders' Equity
  Preferred Stock, No Par Value, 500,000 Shares
     Authorized: None Outstanding..................             --                  --
  Common Stock, $1.00 Par Value, 4,000,000 Shares
     Authorized: 1,138,096 Shares Issued...........      1,138,096           1,138,096
  Additional Paid-in Capital.......................        447,134             447,134
  Retained Earnings................................     23,828,665          22,302,048
  Treasury Stock, 170,964 Shares at cost...........     (3,895,122)                 --
                                                       -----------         -----------
  Total Shareholders' Equity.......................     21,518,773          23,887,278
                                                       -----------         -----------
Total Liabilities and Shareholders' Equity.........    $31,157,119         $32,621,585
                                                       ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
                                                                               5

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

---------------------------------------------------------------------------------------
For the Years Ended December 31                      2000           1999           1998
---------------------------------------------------------------------------------------
Net Sales and Lease Revenue...............    $45,423,263    $49,080,257    $44,938,184
Cost of Goods Sold and Costs Related to
  Lease
  Revenue.................................     33,480,233     35,718,882     32,256,849
                                              -----------    -----------    -----------
Gross Profit..............................     11,943,030     13,361,375     12,681,335
Selling and Administrative Expenses.......      7,801,089      8,094,719      7,506,339
Other Expense, net........................        155,780         37,365         97,516
                                              -----------    -----------    -----------
Income Before Income Taxes................      3,986,161      5,229,291      5,077,480
Provision for Income Taxes................      1,330,000      1,775,000      1,717,000
                                              -----------    -----------    -----------
Net Income................................    $ 2,656,161    $ 3,454,291    $ 3,360,480
                                              ===========    ===========    ===========
Net Income Per Share......................    $      2.60    $      3.00    $      2.90
                                              ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Retained Earnings at Beginning of Year....    $22,302,048    $20,405,979    $18,882,418
Net Income................................      2,656,161      3,454,291      3,360,480
Treasury Stock Retired....................             --       (325,793)      (535,058)
Cash Dividends Paid, $1.07 Per Share in
  2000, $1.07 Per Share in 1999 and $1.12
  Per Share in 1998.......................     (1,129,544)    (1,232,429)    (1,301,861)
                                              -----------    -----------    -----------
Retained Earnings at End of Year..........    $23,828,665    $22,302,048    $20,405,979
                                              ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
6

                                                            [CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

         -------------------------------------------------------------------------------------------
                  FOR THE YEARS ENDED DECEMBER 31               2000          1999          1998
         -------------------------------------------------------------------------------------------
         Cash Flows from Operating Activities:
         Net Income........................................  $ 2,656,161   $ 3,454,291   $ 3,360,480
         Adjustments to Reconcile Net Income to Net
           Cash Provided by Operating Activities:
           Depreciation and Amortization...................    1,889,849     1,711,721     1,498,302
           Net Gain on the Sale of Properties..............       (2,439)       (6,690)      (14,787)
           Deferred Income Taxes...........................       45,000        30,000        98,000
           Changes in Working Capital Components:
             Accounts Receivable...........................    1,644,428      (198,445)     (820,676)
             Inventories...................................     (280,463)     (393,974)     (175,140)
             Other Current Assets..........................       54,329       (10,848)      125,299
             Accounts Payable..............................     (372,586)      165,685      (427,834)
             Accrued Wages and Salaries....................      (39,029)       47,448       (27,089)
             Accrued Benefit Plan Contributions............     (231,977)      122,975      (161,669)
             Other Accrued Expenses........................      174,401        11,238        82,282
             Income Taxes Payable..........................     (764,530)      349,839      (323,529)
                                                             -----------   -----------   -----------
                  Net Cash Provided by Operating
                    Activities.............................    4,773,144     5,283,240     3,213,639
                                                             -----------   -----------   -----------
         Cash Flows from Investing Activities:
           Capital Expenditures............................   (2,125,189)   (1,709,527)   (2,696,701)
           Proceeds from the Sale of Properties............       22,225        41,288        22,524
           Proceeds from Held-to-Maturity Securities.......    2,506,327     6,151,774     5,831,753
           Purchases of Held-to-Maturity Securities........   (3,383,619)   (6,154,114)   (3,514,292)
                                                             -----------   -----------   -----------
                  Net Cash Used in Investing Activities....   (2,980,256)   (1,670,579)     (356,716)
                                                             -----------   -----------   -----------
         Cash Flows from Financing Activities:
           Borrowings under Term Loan Agreement............    3,882,760            --            --
           Payments under Term Loan Agreement..............   (1,800,000)   (1,800,000)   (1,800,000)
           Purchases of Treasury Stock.....................   (3,895,122)     (347,243)     (557,062)
           Cash Dividends Paid.............................   (1,129,544)   (1,232,429)   (1,301,861)
                                                             -----------   -----------   -----------
                  Net Cash Used in Financing Activities....   (2,941,906)   (3,379,672)   (3,658,923)
                                                             -----------   -----------   -----------
         Net Increase (Decrease) in Cash and Cash
           Equivalents.....................................   (1,149,018)      232,989      (802,000)
         Cash and Cash Equivalents:
           Beginning of Year...............................    3,414,460     3,181,471     3,983,471
                                                             -----------   -----------   -----------
           End of Year.....................................  $ 2,265,442   $ 3,414,460   $ 3,181,471
                                                             ===========   ===========   ===========
           Cash Paid During the Year for:
             Income Taxes..................................  $ 2,049,530   $ 1,395,161   $ 1,942,529
             Interest......................................  $   288,769   $   264,684   $   458,080

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
                                                                               7

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

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION--Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience.

LEASE INCOME--Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally for a one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

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

Asset category                                             Estimated useful life
------------------------------------------------------------

Land improvements...........................    15 to 25 years
Buildings and improvements..................    10 to 35 years
Machinery and equipment.....................     7 to 15 years
Automatic rivet setting machines on lease...          10 years
Capitalized software costs..................      3 to 5 years
Other equipment.............................     3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

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

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 1,022,627 in 2000, 1,151,333 in 1999 and 1,159,360 in 1998.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS--Certain items in 1999 and 1998 have been reclassified to conform to the presentation in 2000. These changes have no effect on the financial position of the Company.

--------------------------------------------------------------------------------
8

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

2--BALANCE SHEET DETAILS

                                       2000           1999
                                    -----------    -----------
Inventories:
Raw materials.....................  $ 2,010,984    $ 2,002,490
Work in process...................    2,156,092      1,782,944
Finished goods....................    3,037,108      3,138,287
                                    -----------    -----------
                                    $ 7,204,184    $ 6,923,721
                                    ===========    ===========
Net Property, Plant and Equipment:
Land and improvements.............  $ 1,010,595    $ 1,010,595
Buildings and improvements........    5,677,680      5,646,956
Production equipment, leased
  machines and other..............   26,686,705     25,239,969
                                    -----------    -----------
                                     33,374,980     31,897,520
Less accumulated depreciation.....   19,051,463     17,789,557
                                    -----------    -----------
                                    $14,323,517    $14,107,963
                                    ===========    ===========
Other Accrued Expenses:
Property taxes....................  $   114,490    $   122,436
Interest..........................      105,497         17,876
Unearned revenue and customer
  deposits........................      355,874         85,970
All other items...................      199,113        374,291
                                    -----------    -----------
                                    $   774,974    $   600,573
                                    ===========    ===========

3--LEASED MACHINES--Lease revenue amounted to $246,940 in 2000, $283,269 in 1999 and $376,644 in 1998. Future minimum rentals on leases beyond one year are not significant.

The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                           2000        1999
                                         --------    --------
Cost...................................  $531,509    $577,932
Accumulated depreciation...............   484,956     512,125
                                         --------    --------
Carrying value.........................  $ 46,553    $ 65,807
                                         ========    ========

4--INCOME TAXES--The provision for income tax expense consists of the following:

                                2000         1999         1998
                             ----------   ----------   ----------
Current:
  Federal..................  $1,271,000   $1,639,000   $1,492,000
  State....................      14,000      106,000      127,000
Deferred...................      45,000       30,000       98,000
                             ----------   ----------   ----------
                             $1,330,000   $1,775,000   $1,717,000
                             ==========   ==========   ==========

The deferred tax liabilities and assets are comprised of the following:

                                       2000           1999
                                    -----------    -----------
Depreciation......................  $(1,392,656)   $(1,338,597)
                                    -----------    -----------
Inventory.........................      475,255        457,501
Accrued vacation..................      176,033        177,595
Allowance for doubtful accounts...       31,300         27,800
Other, net........................       41,984         52,617
                                    -----------    -----------
                                        724,572        715,513
                                    -----------    -----------
                                    $  (668,084)   $  (623,084)
                                    ===========    ===========

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                                      2000                 1999               1998
                               ------------------   ------------------  -----------------
                                 AMOUNT       %       AMOUNT       %      AMOUNT      %
                               ------------------   ------------------  -----------------
Expected tax at U.S.
 Statutory rate..............   $1,355,000   34.0    $1,778,000   34.0   $1,726,000  34.0
State taxes, net of federal
 benefit.....................        9,000     .2        73,000    1.4       84,000   1.7
Other, net...................        5,000     .1         5,000     --        7,000    .1
Adjustment to prior year
 accrual.....................      (39,000)   (.9)      (81,000)  (1.5)   (100,000)  (2.0)
                               -----------   ----   -----------   ----  -----------  ----
Income tax expense...........   $1,330,000   33.4    $1,775,000   33.9   $1,717,000  33.8
                               ===========   ====   ===========   ====  ===========  ====

5--NOTE PAYABLE-- In connection with the tender offer completed in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to repay an existing loan ($2.7 million) and to fund purchases of stock under the terms of the "Dutch auction". As of December 31, 2000, total indebtedness under the term loan was $5,232,760. Under the terms of the note evidencing such debt, the Company will repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is based upon, at the election of the Company, the Bank of America's prime rate less an applicable margin or the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin. The applicable margin is based upon the funded debt ratio. For any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, for any portion of the loan that bears interest at the LIBOR rate, the margin is up to 130 basis points. The interest rate is adjusted quarterly and was approximately 7.5% at December 31, 2000. This note is subject to the maintenance of certain financial covenants. The line of credit was extended through May 31, 2002 and remained unused at December 31, 2000. The loan agreement expires on March 1, 2005, at which time any unpaid principal and interest is due.

6--TREASURY STOCK TRANSACTIONS--In 2000, the Company purchased 170,964 shares of its common stock for $3,895,122. These shares are being held in treasury. In 1999 and 1998, the Company purchased 15,400 common shares for $347,243 and 15,800 common shares for $557,062, respectively. The stock purchased in 1999 and 1998 was retired and the excess of cost over par value was charged proportionately to additional paid-in capital and retained earnings.

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

8--PENSIONS--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $437,000 in 2000, $669,000 in 1999 and $546,000 in
1998.


--------------------------------------------------------------------------------
                                                                              9

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

9--OTHER EXPENSE, NET--Other expense, net consists of the following:

                                 2000        1999        1998
                               ---------   ---------   ---------
Interest income..............  $ 202,915   $ 196,769   $ 247,889
Interest expense.............   (378,640)   (255,908)   (376,098)
Gain on sale of property and
  equipment..................      2,439       6,690      14,787
Other........................     17,506      15,084      15,906
                               ---------   ---------   ---------
                               $(155,780)  $ (37,365)  $ (97,516)
                               =========   =========   =========

10--SEGMENT INFORMATION--The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

                                              ASSEMBLY
                               FASTENER       EQUIPMENT        OTHER      CONSOLIDATED
                              -----------   -------------   -----------   ------------
YEAR ENDED DECEMBER 31, 2000:
Net sales and lease
 revenue....................  $35,735,699    $ 9,687,564    $        --   $45,423,263
Depreciation................    1,399,029        254,398        236,422     1,889,849
Segment profit..............    4,878,808      3,070,744             --     7,949,552
Selling and administrative
 expenses...................                                  3,787,666     3,787,666
Interest expense............                                    378,640       378,640
Interest income.............                                   (202,915)     (202,915)
                                                                          -----------
Income before income
 taxes......................                                                3,986,161
                                                                          -----------
Capital expenditures........    1,933,638        150,372         41,179     2,125,189
                                                                          -----------
Segment assets:
 Inventory..................    4,401,873      2,802,311             --     7,204,184
 Property, plant and
   equipment................   10,898,517      1,965,616      1,459,384    14,323,517
 Other assets...............           --             --      9,629,418     9,629,418
                                                                          -----------
                                                                           31,157,119
                                                                          -----------
YEAR ENDED DECEMBER 31, 1999:
Net sales and lease
 revenue....................  $37,486,536    $11,593,721    $        --   $49,080,257
Depreciation................    1,255,975        252,772        202,974     1,711,721
Segment profit..............    4,882,568      4,232,296             --     9,114,864
Selling and administrative
 expenses...................                                  3,826,434     3,826,434
Interest expense............                                    255,908       255,908
Interest income.............                                   (196,769)     (196,769)
                                                                          -----------
Income before income
 taxes......................                                                5,229,291
                                                                          -----------
Capital expenditures........    1,464,857        150,387         94,283     1,709,527
Segment assets:
 Inventory..................    4,269,533      2,654,188             --     6,923,721
 Property, plant and
   equipment................   10,778,383      1,672,189      1,657,391    14,107,963
 Other assets...............           --             --     11,589,901    11,589,901
                                                                          -----------
                                                                           32,621,585
                                                                          -----------
YEAR ENDED DECEMBER 31, 1998:
Net sales and lease
 revenue....................  $33,931,740    $11,006,444    $        --   $44,938,184
Depreciation................    1,148,343        213,294        136,665     1,498,302
Segment profit..............    4,121,130      4,293,452             --     8,414,582
Selling and administrative
 expenses...................                                  3,208,893     3,208,893
Interest expense............                                    376,098       376,098
Interest income.............                                   (247,889)     (247,889)
                                                                          -----------
Income before income
 taxes......................                                                5,077,480
                                                                          -----------
Capital expenditures........    1,992,015        229,553        475,133     2,696,701
Segment assets:
 Inventory..................    3,761,580      2,768,167             --     6,529,747
 Property, plant and
   equipment................   10,588,483      1,790,190      1,766,082    14,144,755
 Other assets...............           --             --     11,141,279    11,141,279
                                                                          -----------
                                                                           31,815,781
                                                                          -----------

     The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 19, 17 and 15 percent and 11, 11 and 10 percent of consolidated revenues during 2000, 1999 and 1998, respectively.

11--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE--Fourth quarter net income includes the net favorable effect of certain adjustments related to inventory, accruals and allowances of $.10, $.09 and $.05 per share, for 2000, 1999 and 1998, respectively. The 1998 adjustment includes $.09 per share related to the reduction of accrued income taxes.

12--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $36,000, $29,000 and $26,000 for 2000, 1999 and 1998,
respectively. Total future minimum rentals at December 31, 2000 are not significant.

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

13--NEW ACCOUNTING STANDARDS--The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by any new, or proposed, accounting standards.

--------------------------------------------------------------------------------
10

                                                            [CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE LLP

Chicago, Illinois
March 2, 2001

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           2000           1999           1998           1997           1996
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $45,423,263    $49,080,257    $44,938,184    $44,543,404    $22,510,953
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                3,986,161      5,229,291      5,077,480      6,044,510      3,174,001
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                2,656,161      3,454,291      3,360,480      3,861,510      1,948,001
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                           2.60           3.00           2.90           3.30           1.66
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share                                            1.07           1.07           1.12            .91            .90
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                         1,022,627      1,151,333      1,159,360      1,170,988      1,171,496
-------------------------------------------------------------------------------------------------------------------------------
Working Capital                                          12,001,291     12,447,590     12,302,179     13,766,681     12,040,579
-------------------------------------------------------------------------------------------------------------------------------
Total Debt                                                5,232,760      3,150,000      4,950,000      6,750,000      9,000,000
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             31,157,119     32,621,585     31,815,781     32,947,460     31,326,552
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     21,518,773     23,887,278     22,012,659     20,511,102     17,776,760
-------------------------------------------------------------------------------------------------------------------------------

     In November 1996 the Company acquired H & L Tool Company, Inc. The results of operations for H & L Tool are included above from the date of acquisition.

--------------------------------------------------------------------------------
                                                                              11

[CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

                             1ST           2ND           3RD           4TH
                           QUARTER       QUARTER       QUARTER       QUARTER
                         -----------   -----------   -----------   -----------
2000
Net Sales and Lease
 Revenue...............  $12,435,736   $12,366,088   $10,345,570   $10,275,869
Gross Profit...........    3,543,512     3,646,726     2,262,689     2,490,103
Net Income.............      921,435       894,713       274,583       565,430
Per Share Data:
 Net Income Per Share..          .81           .89           .28           .58
 Average Common Shares
   Outstanding.........    1,138,096     1,003,080       978,532       971,841

1999
Net Sales and Lease
 Revenue...............  $12,517,480   $12,933,690   $11,721,458   $11,907,629
Gross Profit...........    3,643,041     2,758,165     3,297,581     3,662,588
Net Income.............    1,152,460       481,112       816,774     1,003,945
Per Share Data:
 Net Income Per Share..         1.00           .42           .71           .87
 Average Common Shares
   Outstanding.........    1,153,496     1,152,832     1,152,139     1,147,005

1998
Net Sales and Lease
 Revenue...............  $11,672,949   $10,822,531   $10,331,367   $12,111,337
Gross Profit...........    3,241,963     3,043,413     3,058,459     3,337,500
Net Income.............      914,820       783,924       718,506       943,230
Per Share Data:
 Net Income Per Share..          .78           .68           .62           .82
 Average Common Shares
   Outstanding.........    1,169,100     1,159,793     1,155,535     1,153,764

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The following chart shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

                        Dividends
                         Declared                                  Market Range
                       ------------------------------------------------------------------------------------
       QUARTER         2000    1999                  2000                                1999
       -------         ----    ----    --------------------------------    --------------------------------
First................  $.53*   $.53*   $23   1/4         $19               $27   3/4         $23
Second...............   .18     .18    $23   1/4         $21   1/8         $28   3/8         $19   1/8
Third................   .18     .18    $23               $19   1/2         $26   7/8         $20   5/8
Fourth...............   .18     .18    $19   7/8         $16   1/8         $24   1/2         $21   3/8

---------------
* Includes an extra dividend of $.35 per share.

--------------------------------------------------------------------------------
12

                                                            [CHIGAGO RIVET LOGO]

--------------------------------------------------------------------------------

BOARD OF DIRECTORS              CORPORATE OFFICERS              CHICAGO RIVET & MACHINE CO.
------------------              ------------------              ---------------------------
EDWARD L. CHOTT(a)              JOHN A. MORRISSEY               ADMINISTRATIVE & SALES OFFICES
Chairman and Chief              Chairman, Chief                 Naperville, Illinois
Executive Officer               Executive Officer               Norwell, Massachusetts
The Broaster Co.
Beloit, Wisconsin               JOHN C. OSTERMAN                MANUFACTURING FACILITIES
                                President, Chief Operating      Albia Division
WILLIAM T. DIVANE, Jr. (a)(c)  Officer and Treasurer            Albia, Iowa
President and Chairman of
Divane Bros. Electric Co.       DONALD P. LONG                  Jefferson Division
Franklin Park, Illnois          Vice President-Sales            Jefferson, Iowa

JOHN R. MADDEN(a)(c)(e)         KIMBERLY A. KIRHOFER            Tyrone Division
Chairman of the Board           Secretary                       Tyrone, Pennsylvania
The First National
of La Grange                    MICHAEL J. BOURG                H & L Tool Company, Inc.
La Grange, Illinois             Corporate Controller            Madison Heights, Michigan

JOHN A. MORRISSEY(e)                                            WEB SITE
Chairman of the Board                                           www.chicagorivet.com
of the Company
President and Director of
Algonquin State Bank
Algonquin, Illinois

WALTER W. MORRISSEY(c)(e)
Attorney at Law
Morrissey & Robinsn
Oak Brook, Illinois

JOHN C. OSTERMAN(e)
President of the Company


(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee

Chicago Rivet & Machine Co.-901 Frontenac Road-P.O. Box 3061-Naperville, Illinois 60566-Telephone: (630) 357-8500

--------------------------------------------------------------------------------

                              [CHICAGO RIVET LOGO]

 Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville,
                   Illinois 60566 - Telephone: (630) 357-8500