Form 10-K, Exhibit 13
period 2002-12-31
CHICAGO RIVET & MACHINE CO
filed 2003-03-26
CIK 19871

                                   EXHIBIT 13

                              [CHICAGO RIVET LOGO]
                          Chicago Rivet & Machine Co.
                               2002 Annual Report

[CHICAGO RIVET LETTERHEAD]
--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    2002           2001           2000
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $43,012,766    $40,443,010    $45,423,263
NET INCOME.....................................    2,604,075      1,792,270      2,656,161
NET INCOME PER SHARE...........................         2.69           1.85           2.60
DIVIDENDS PER SHARE............................          .87            .97           1.07
NET CASH PROVIDED BY OPERATING ACTIVITIES......    4,008,006      5,287,476      4,773,144
EXPENDITURES FOR PROPERTY, PLANT AND
  EQUIPMENT....................................      886,009      1,431,698      2,125,189
WORKING CAPITAL................................   12,874,182     11,616,424     12,001,291
TOTAL SHAREHOLDERS' EQUITY.....................   24,109,105     22,372,924     21,518,773
COMMON SHARES OUTSTANDING AT YEAR END..........      966,132        967,132        967,132
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        24.95          23.13          22.25

ANNUAL MEETING

The annual meeting of shareholders
will be held on May 13, 2003 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois 60566

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
ON FINANCIAL CONDITION AND RESULTS OF OPERATIONS            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    For 2002, the Company posted increases in both revenues and net income compared with 2001. The Company's performance is especially gratifying in view of available data indicating the level of industrial production within the manufacturing sector of the domestic economy declined again in 2002. With the notable exception of automobile production, we witnessed little, if any, improvement in conditions within our markets. Despite the fact that operating results improved, our enthusiasm is restrained by the knowledge that while revenues increased overall, gains were customer specific, rather than a broadly based improvement that would suggest the beginning of a sustained rebound. Indeed, while we are pleased to have successfully solicited new customers, and new business from existing customers, we are mindful that our markets continue to be intensely competitive; and, that as global sourcing becomes more widespread, we are also affected by customers' decisions to shift manufacturing to facilities outside of the United States.

    We continued to benefit from successful efforts to control many cost elements; however, costs of certain items -- such as health insurance, and to a lesser extent raw materials -- seem to be driven by factors that are beyond our immediate control. Despite the increase in operating levels within the automotive industry in 2002, there were limited opportunities to recover these higher costs by increasing prices. We see no reason to anticipate a meaningful change in this situation in the near future. Our past investments in new equipment have helped offset some of the increase in our costs of operations, while also expanding our capabilities and providing a foundation for the future.

    We closed last year's report by expressing the sentiment that we were glad to have left 2001 behind us, and we were looking forward to a better year in 2002. While our results certainly improved in 2002 compared with 2001, our anticipation of a broader manufacturing recovery was not realized.

2002 COMPARED TO 2001

    Net sales and lease revenues improved approximately 6% compared with 2001 and totaled $43,012,766 in 2002. As discussed below, revenue gains were achieved in both the fastener and assembly equipment segments and the increased volume, coupled with successful efforts to hold the line on costs, translated into improvements in gross margins, which amounted to $10,585,563 for 2002, compared with $9,187,046 recorded in 2001.

    Within the fastener segment, revenues increased 7%, to $34,991,758, reflecting an overall increase in automobile production. However, it should be noted that our volumes did not increase across our entire customer base. Instead, our overall gain was due to increases in business with certain key customers, bolstered by revenues related to new customers and new products from existing customers.

    Gross margins within the fastener segment improved to 21.1% in 2002, compared with 19.9% recorded in 2001. This improvement is largely attributable to the effects of higher volumes and increases in efficiency associated with those higher volumes. A number of other factors impacted operations during the year. While we benefited from reductions in tooling costs, those savings were offset by increases in the cost of materials and by a substantial increase in the cost of employee health insurance.

    Activity levels within the assembly equipment segment remain well below the level that we consider normal. While revenues within the segment improved to $8,021,008 in 2002, compared with $7,738,868 in 2001, the change is attributable to a few large orders and not due to any significant improvement in the market for equipment, which remains adversely affected by a persistent decline in the broad manufacturing sector and the related restraint on capital spending. Nevertheless, gross margins within this segment improved to approximately 40% in 2002 compared with 35% for 2001. This improvement is primarily attributable to higher volumes and reduced labor expense.

    Selling and administrative expenses increased approximately 3.7% compared with 2001. Both profit sharing and sales commissions increased as a result of higher sales and increased profits. Other factors contributing to the increase include higher salary expense and increased health insurance costs, partially offset by a decrease in the provision for bad debt expense, which was unusually high in the prior year due to the bankruptcy filing of a certain customer.

    The Company recorded net interest income during 2002 of $4,214, compared with net interest expense of $114,607 in 2001, as a result of lower prevailing interest rates and reduced debt levels.

2001 COMPARED TO 2000

    The effect of the recession was apparent in the comparison of revenues and margins between 2001 and 2000. Net sales and lease revenues fell to $40,443,010 in 2001, a decline of 11% compared to 2000. This lower level of operations was the primary factor contributing to the decrease in gross margins, which fell to $9,187,046 for 2001, compared to $11,943,030 reported for 2000.

    Revenues within the fastener segment declined 8.5% and amounted to $32,704,142 during 2001. This decline stems from the combination of lower volumes for existing business, partially offset by successful efforts to win new business from both new and existing customers. Gross margins within this segment declined from 22.3% in 2000 to 19.9% for 2001. During the year, the Company was able to

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

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

    The domestic metalworking machinery market suffered a significant decline in 2001, with overall activity falling to its lowest level in nearly a decade. These conditions were plainly evident in the results of operations within our assembly equipment segment. Revenues fell to $7,738,868 during 2001, compared to $9,687,564 recorded during 2000. Despite our efforts to reduce costs and manage the negative effects of lower volumes, we were unable to cut costs as quickly and as deeply as demand declined. Because we believe that this downturn is of a cyclical nature, we made a decision to attempt to maintain as much of our skilled workforce as possible, rather than attempt to match volume declines with a wholesale reduction in the workforce. As a result, labor and benefit costs remained at levels somewhat higher than might otherwise be expected, given recent business conditions. On a short-term basis, we view this as the most practical response to what we believe will be a temporary situation. We were able to achieve only limited reductions in fixed costs compared with the prior year. The net result was an overall decline in gross margins, which fell to approximately 35% in 2001, compared to 42% recorded in 2000.

    Selling and administrative expenses declined significantly compared with the prior year. Successful completion of the first phase of implementation of new data processing systems resulted in a significant reduction in consulting expenses compared with the prior year. In addition, salary and benefit expenses declined significantly due to reductions in headcount, achieved mainly through attrition. Sales commissions and profit sharing expense declined to levels consistent with the lower sales volumes and lower income, respectively. Unfortunately, bad debt expense increased by a net amount of $114,000, mainly due to the third quarter bankruptcy filing of a certain customer.

    Lower prevailing interest rates, combined with lower debt, resulted in a net interest expense reduction of $61,000.

DIVIDENDS

    The Company paid four regular quarterly dividends of $.18 per share during 2002. In addition, an extra dividend of $.15 per share was paid during the second quarter of 2002, bringing the total dividend distribution to $.87 per share. On February 17, 2003 your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2003 to shareholders of record March 5, 2003. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 69 years. At that same meeting, the Board declared an extra dividend of $.25 per share, payable April 17, 2003 to shareholders of record on April 4, 2003.

MACHINERY AND EQUIPMENT

    Investments in machinery and equipment totaled $886,009 in 2002. The majority of this investment was related to the fastener segment of our operations. Approximately $567,000 was invested in new equipment directly related to the manufacture of fasteners, with an additional $123,000 expended for equipment related to quality control and finishing operations for the fastener segment. The balance was expended for a variety of miscellaneous items, including material handling, data processing and other equipment.

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

    Capital investments totaled approximately $2.1 million during 2000. Slightly over $1.9 million of this total was invested in new equipment related to the production of fasteners. Of the amount expended within the fastener segment, $1.5 million was invested in new cold heading and thread-forming equipment and certain support equipment. This equipment was purchased to expand our capacity to manufacture certain specialty products for which demand has exceeded our capacity. Certain obsolete heat treating equipment was replaced at a cost of $276,000. The balance was expended for various smaller projects, including new quality control equipment and building improvements. Within the assembly equipment segment, capital expenditures totaled $150,372, primarily for the replacement of machine tools used in the manufacture of perishable tooling that is sold to our customers. The balance was expended for data processing equipment and various office equipment.

    Depreciation expense amounted to $1,915,726 in 2002, $1,921,703 in 2001, and $1,889,849 in 2000.

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

    At year end, working capital amounted to $12.9 million, an increase of $1.3 million compared with year end 2001. The most significant change in working capital components was the increase in accounts receivable. This increase is due to two factors: higher sales in the latter part of the year in 2002 compared with 2001 and, to a lesser extent, changes in the payment practices of certain customers. As a result, our credit risk is somewhat greater than in the past, but we do not believe that this change in payment practices represents a significant deterioration in the quality of receivables.

    In connection with a "Dutch auction" tender offer in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to finance the unpaid balance of a 1996 loan related to the acquisition of H & L Tool Company, Inc. ($2.7 million) and to fund the purchase of stock under the terms of the "Dutch auction." At December 31, 2002, the indebtedness under the term loan was approximately $1.63 million. Under the terms of the note, the Company is scheduled to repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is calculated under one of two methods, selected at the option of the Company: the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin; or the lender's prime rate, less an applicable margin. The applicable margin is based upon the funded debt ratio and, for any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, and for any portion that bears interest at the LIBOR rate, it is up to 130 basis points. This rate is adjusted quarterly and was approximately 2.4% at December 31, 2002. The line of credit was extended through May 31, 2003 and remained unused at December 31, 2002. The loan agreement expires on March 1, 2005, at which time any unpaid principal and interest is due. Management believes that current cash, cash equivalents, operating cash flow and the available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

    The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements. The Company has no long-term supply contracts that will have a material impact on liquidity and financial resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Over time, the Company is exposed to market risks arising from changes in interest rates. The Company has not historically used derivative financial instruments. As of December 31, 2002, $1.63 million of floating-rate debt was exposed to changes in interest rates compared to $3.43 million at the prior year end. This exposure was primarily linked to the London Inter-Bank Offering Rate and the lender's prime rate under the Company's term loan. A hypothetical 10% change in these rates would not have had a material effect on the Company's annual earnings.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. The effect of these estimates is described in Note 11.

NEW ACCOUNTING STANDARDS

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards.

STOCK PURCHASE PROGRAM

    Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, permit purchases of the Company's common stock to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. During 2002, the company purchased 1,000 shares at an average price of $26.98 per share. Cumulative purchases under the current repurchase authorization have amounted to 162,996 shares at an average price of $15.66 per share.

    In addition to the purchases described above, the Company purchased 159,564 shares at a price of $23.00 per share pursuant to a "Dutch auction" tender offer completed in April 2000.

OUTLOOK FOR 2003

    Much of last year's success was attributable to the surprising strength of the automotive industry. Excluding the automotive sector, domestic manufacturing activity exhibited very little strength during 2002. Some analysts express doubt that the automotive sector can repeat its 2002 performance in 2003. Still, others expect the rest of the manufacturing sector will soon recover from its current weakness, mitigating the effects of a decline in automobile manufacturing. Early

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

indications from customers within our markets suggest that meaningful improvement is still some distance away. Our order levels are approximately the same as they were one year ago, and although our quotation activity has picked up slightly, that increased activity has not yet been translated into increased orders. Margins will likely remain under pressure from the combination of rising costs and customers' expectations that we reduce our prices in order to successfully compete with global producers. In many respects, 2003 seems likely to present many of the same challenges we have faced in the recent past. Fortunately, the company can continue to rely upon highly skilled and dedicated employees who have consistently demonstrated that they are equal to those challenges. We gratefully acknowledge their contributions, as well as the continued loyalty and support of our customers and our shareholders.

                                     Respectfully,


      /s/ J. A. MORRISSEY                         /s/ JOHN C. OSTERMAN
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

February 21, 2003

FORWARD-LOOKING STATEMENTS

     This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

--------------------------------------------------------------------------------

                                                            [CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------------------------
December 31                                                        2002                2001
-----------------------------------------------------------------------------------------------
                           ASSETS
Current Assets
  Cash and Cash Equivalents.................................    $ 2,204,430         $ 4,692,999
  Certificates of Deposit...................................      3,157,733             177,882
  Accounts Receivable--Less allowances of $240,000..........      4,994,697           3,995,148
  Inventories...............................................      6,089,941           6,050,668
  Deferred Income Taxes.....................................        581,191             607,191
  Other Current Assets......................................        277,983             335,590
                                                                -----------         -----------
  Total Current Assets......................................     17,305,975          15,859,478
Net Property, Plant and Equipment...........................     12,782,198          13,818,535
                                                                -----------         -----------
Total Assets................................................    $30,088,173         $29,678,013
                                                                ===========         ===========

            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current Portion of Note Payable...........................    $ 1,632,760         $ 1,800,000
  Accounts Payable..........................................      1,121,195             929,634
  Accrued Wages and Salaries................................        795,920             751,582
  Contributions Due Profit Sharing Plan.....................        435,542             294,986
  Other Accrued Expenses....................................        397,634             384,110
  Federal and State Income Taxes Payable....................         48,742              82,742
                                                                -----------         -----------
  Total Current Liabilities.................................      4,431,793           4,243,054
Note Payable................................................             --           1,632,760
Deferred Income Taxes.......................................      1,547,275           1,429,275
                                                                -----------         -----------
  Total Liabilities.........................................      5,979,068           7,305,089
                                                                -----------         -----------
Commitments and Contingencies (Note 12)
Shareholders' Equity
  Preferred Stock, No Par Value, 500,000 Shares Authorized:
     None Outstanding.......................................             --                  --
  Common Stock, $1.00 Par Value, 4,000,000 Shares
     Authorized: 1,138,096 Shares Issued....................      1,138,096           1,138,096
  Additional Paid-in Capital................................        447,134             447,134
  Retained Earnings.........................................     26,445,973          24,682,816
  Treasury Stock, 171,964 and 170,964 Shares at cost,
     respectively...........................................     (3,922,098)         (3,895,122)
                                                                -----------         -----------
  Total Shareholders' Equity................................     24,109,105          22,372,924
                                                                -----------         -----------
Total Liabilities and Shareholders' Equity..................    $30,088,173         $29,678,013
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

[CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME


-----------------------------------------------------------------------------------------------
For the Years Ended December 31                          2002           2001           2000
-----------------------------------------------------------------------------------------------
Net Sales and Lease Revenue.......................    $43,012,766    $40,443,010    $45,423,263
Cost of Goods Sold and Costs Related to Lease
  Revenue.........................................     32,427,203     31,255,964     33,480,233
                                                      -----------    -----------    -----------
Gross Profit......................................     10,585,563      9,187,046     11,943,030
Selling and Administrative Expenses...............      6,674,821      6,439,603      7,801,089
Other (Income) Expense, net.......................        (50,333)        56,173        155,780
                                                      -----------    -----------    -----------
Income Before Income Taxes........................      3,961,075      2,691,270      3,986,161
Provision for Income Taxes........................      1,357,000        899,000      1,330,000
                                                      -----------    -----------    -----------
Net Income........................................    $ 2,604,075    $ 1,792,270    $ 2,656,161
                                                      ===========    ===========    ===========
Net Income Per Share..............................    $      2.69    $      1.85    $      2.60
                                                      ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS

Retained Earnings at Beginning of Year............    $24,682,816    $23,828,665    $22,302,048
Net Income........................................      2,604,075      1,792,270      2,656,161
Cash Dividends Paid, $.87 Per Share in 2002, $.97
  Per Share in 2001 and $1.07 Per Share in 2000...       (840,918)      (938,119)    (1,129,544)
                                                      -----------    -----------    -----------
Retained Earnings at End of Year..................    $26,445,973    $24,682,816    $23,828,665
                                                      ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
 6

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS


         ---------------------------------------------------------------------------------------------------
         For the Years Ended December 31                                2002          2001          2000
         ---------------------------------------------------------------------------------------------------
         Cash Flows from Operating Activities:
         Net Income................................................  $ 2,604,075   $ 1,792,270   $ 2,656,161
         Adjustments to Reconcile Net Income to Net Cash Provided
           by Operating Activities:
           Depreciation and Amortization...........................    1,915,726     1,921,703     1,889,849
           Net Gain on the Sale of Properties......................      (30,559)      (42,917)       (2,439)
           Deferred Income Taxes...................................      144,000       154,000        45,000
           Changes in Operating Assets and Liabilities:
             Accounts Receivable, net..............................     (999,549)    1,042,083     1,644,428
             Inventories...........................................      (39,273)    1,153,516      (280,463)
             Other Current Assets..................................       57,607      (143,922)       54,329
             Accounts Payable......................................      191,561      (135,927)     (372,586)
             Accrued Wages and Salaries............................       44,338        (1,995)      (39,029)
             Accrued Profit Sharing Plan Contributions.............      140,556      (142,090)     (231,977)
             Other Accrued Expenses................................       13,524      (390,864)      174,401
             Income Taxes Payable..................................      (34,000)       81,619      (764,530)
                                                                     -----------   -----------   -----------
                  Net Cash Provided by Operating Activities........    4,008,006     5,287,476     4,773,144
                                                                     -----------   -----------   -----------
         Cash Flows from Investing Activities:
           Capital Expenditures....................................     (886,009)   (1,431,698)   (2,125,189)
           Proceeds from the Sale of Properties....................       37,179        57,894        22,225
           Proceeds from Held-to-Maturity Securities...............    3,007,882     3,815,989     2,506,327
           Purchases of Held-to-Maturity Securities................   (5,987,733)   (2,563,985)   (3,383,619)
                                                                     -----------   -----------   -----------
                  Net Cash Used in Investing Activities............   (3,828,681)     (121,800)   (2,980,256)
                                                                     -----------   -----------   -----------
         Cash Flows from Financing Activities:
           Borrowings under Term Loan Agreement....................           --            --     3,882,760
           Payments under Term Loan Agreement......................   (1,800,000)   (1,800,000)   (1,800,000)
           Purchases of Treasury Stock.............................      (26,976)           --    (3,895,122)
           Cash Dividends Paid.....................................     (840,918)     (938,119)   (1,129,544)
                                                                     -----------   -----------   -----------
                  Net Cash Used in Financing Activities............   (2,667,894)   (2,738,119)   (2,941,906)
                                                                     -----------   -----------   -----------
         Net Increase (Decrease) in Cash and Cash Equivalents......   (2,488,569)    2,427,557    (1,149,018)
         Cash and Cash Equivalents:
           Beginning of Year.......................................    4,692,999     2,265,442     3,414,460
                                                                     -----------   -----------   -----------
           End of Year.............................................  $ 2,204,430   $ 4,692,999   $ 2,265,442
                                                                     ===========   ===========   ===========
         Cash Paid During the Year for:
           Income Taxes............................................  $ 1,247,000   $   663,381   $ 2,049,530
           Interest................................................  $    79,708   $   354,649   $   288,769

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

CREDIT RISK--The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States.

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

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 966,537 in 2002, 967,132 in 2001 and 1,022,627 in 2000.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
 8

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

2--BALANCE SHEET DETAILS

                                      2002            2001
                                  ------------    ------------
Inventories:
  Raw materials.................  $ 1,636,216     $ 1,649,051
  Work in process...............    1,818,106       1,766,068
  Finished goods................    2,635,619       2,635,549
                                  -----------     -----------
                                  $ 6,089,941     $ 6,050,668
                                  ===========     ===========
Net Property, Plant and
  Equipment:
  Land and improvements.........  $ 1,010,595     $ 1,010,595
  Buildings and improvements....    5,743,325       5,738,460
  Production equipment, leased
    machines and other..........   27,774,278      27,958,777
                                  -----------     -----------
                                   34,528,198      34,707,832
Accumulated depreciation........   21,746,000      20,889,297
                                  -----------     -----------
                                  $12,782,198     $13,818,535
                                  ===========     ===========
Other Accrued Expenses:
  Property taxes................  $   116,837     $   120,189
  Unearned revenue and customer
    deposits....................      140,390          99,733
  All other items...............      140,407         164,188
                                  -----------     -----------
                                  $   397,634     $   384,110
                                  ===========     ===========

3--LEASED MACHINES--Lease revenue amounted to $198,869 in 2002, $225,948 in 2001 and $246,940 in 2000. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                          2002         2001
                                        ---------    ---------
Cost..................................  $450,717     $506,208
Accumulated depreciation..............   422,828      465,884
                                        --------     --------
Carrying value........................  $ 27,889     $ 40,324
                                        ========     ========

4--INCOME TAXES--The provision for income tax expense consists of the following:

                               2002         2001         2000
                            -----------   ---------   -----------
Current:
  Federal.................  $ 1,203,000   $ 739,000   $ 1,271,000
  State...................       10,000       6,000        14,000
Deferred..................      144,000     154,000        45,000
                            -----------   ---------   -----------
                            $ 1,357,000   $ 899,000   $ 1,330,000
                            ===========   =========   ===========

The deferred tax liabilities and assets consist of the following:

                                      2002            2001
                                  ------------    ------------
Depreciation....................  $(1,560,005)    $(1,444,861)
                                  -----------     -----------
Inventory.......................      311,911         329,485
Accrued vacation................      170,292         175,866
Allowance for doubtful
  accounts......................       83,800          83,800
Other, net......................       27,918          33,626
                                  -----------     -----------
                                      593,921         622,777
                                  -----------     -----------
                                  $  (966,084)    $  (822,084)
                                  ===========     ===========

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                                     2002               2001               2000
                               -----------------   ---------------   -----------------
                                 AMOUNT      %      AMOUNT     %       AMOUNT      %
                               -----------------   ---------------   -----------------
Expected tax at U.S.
 Statutory rate..............  $1,347,000   34.0   $915,000   34.0   $1,355,000   34.0
State taxes, net of federal
 benefit                            7,000     .2      4,000     .1        9,000     .2
Other, net...................       3,000     .1      5,000     .2        5,000     .1
Adjustment to prior year
 accrual.....................          --     --    (25,000)   (.9)     (39,000)   (.9)
                               ----------   ----   --------   ----   ----------   ----
Income tax expense...........  $1,357,000   34.3   $899,000   33.4   $1,330,000   33.4
                               ==========   ====   ========   ====   ==========   ====

5--NOTE PAYABLE-- In connection with the tender offer completed in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to repay an existing loan ($2.7 million) and to fund purchases of stock under the terms of a "Dutch auction." As of December 31, 2002, total indebtedness under the term loan was $1,632,760. Under the terms of the note evidencing such debt, the Company will repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is based upon, at the election of the Company, the Bank of America's prime rate less an applicable margin or the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin. The applicable margin is based upon the funded debt ratio. For any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, for any portion of the loan that bears interest at the LIBOR rate, the margin is up to 130 basis points. The interest rate is adjusted quarterly and was approximately 2.4% at December 31, 2002. This note is subject to the maintenance of certain financial covenants, including net worth, funded debt ratio and debt coverage ratio. The line of credit was extended through May 31, 2003 and remained unused at December 31, 2002. The loan agreement expires on March 1, 2005, at which time any unpaid principal and interest is due.

6--TREASURY STOCK TRANSACTIONS--In 2002, the Company purchased 1,000 shares of its common stock for $26,976 and in 2000, 170,964 shares were purchased for $3,895,122. These shares are being held in treasury. During 2001, no shares were purchased.

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

8--PROFIT SHARING PLAN--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $435,000 in 2002, $295,000 in 2001 and $437,000 in 2000.

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

9--OTHER INCOME (EXPENSE), NET--consists of the following:

                               2002         2001         2000
                             ---------   ----------   ----------
Interest income............  $  83,770   $  145,233   $  202,915
Interest expense...........    (79,556)    (259,840)    (378,640)
Gain on sale of property
  and equipment............     30,559       42,917        2,439
Other......................     15,560       15,517       17,506
                             ---------   ----------   ----------
                             $  50,333   $  (56,173)  $ (155,780)
                             =========   ==========   ==========

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

                                          ASSEMBLY
                           FASTENER       EQUIPMENT       OTHER      CONSOLIDATED
                          -----------   -------------   ----------   ------------
YEAR ENDED
 DECEMBER 31, 2002:
Net sales and lease
 revenue................  $34,991,758    $8,021,008     $       --   $43,012,766
Depreciation............    1,474,228       217,665        223,833     1,915,726
Segment profit..........    4,499,657     2,325,353             --     6,825,010
Selling and
 administrative
 expenses...............                                 2,868,149     2,868,149
Interest expense........                                    79,556        79,556
Interest income.........                                   (83,770)      (83,770)
                                                                     -----------
Income before income
 taxes..................                                               3,961,075
                                                                     -----------
Capital expenditures....      790,261        13,446         82,302       886,009
Segment assets:
 Accounts receivable....    4,115,988       878,709             --     4,994,697
 Inventory..............    3,874,804     2,215,137             --     6,089,941
 Property, plant and
   equipment............   10,054,327     1,530,960      1,196,911    12,782,198
 Other assets...........           --            --      6,221,337     6,221,337
                                                                     -----------
                                                                      30,088,173
                                                                     -----------
YEAR ENDED
 DECEMBER 31, 2001:
Net sales and lease
 revenue................  $32,704,142    $7,738,868     $       --   $40,443,010
Depreciation............    1,446,254       242,517        232,932     1,921,703
Segment profit..........    3,892,772     1,860,559             --     5,753,331
Selling and
 administrative
 expenses...............                                 2,947,454     2,947,454
Interest expense........                                   259,840       259,840
Interest income.........                                  (145,233)     (145,233)
                                                                     -----------
Income before income
 taxes..................                                               2,691,270
                                                                     -----------
Capital expenditures....    1,283,566        17,209        130,923     1,431,698
Segment assets:
 Accounts receivable....    3,276,948       718,200             --     3,995,148
 Inventory..............    3,636,677     2,413,991             --     6,050,668
 Property, plant and
   equipment............   10,741,793     1,737,603      1,339,139    13,818,535
 Other assets...........           --            --      5,813,662     5,813,662
                                                                     -----------
                                                                      29,678,013
                                                                     -----------

                                          ASSEMBLY
                           FASTENER       EQUIPMENT       OTHER      CONSOLIDATED
                          -----------   -------------   ----------   ------------
YEAR ENDED
 DECEMBER 31, 2000:
Net sales and lease
 revenue................  $35,735,699    $9,687,564     $       --   $45,423,263
Depreciation............    1,399,029       254,398        236,422     1,889,849
Segment profit..........    4,878,808     3,070,744             --     7,949,552
Selling and
 administrative
 expenses...............                                 3,787,666     3,787,666
Interest expense........                                   378,640       378,640
Interest income.........                                  (202,915)     (202,915)
                                                                     -----------
Income before income
 taxes..................                                               3,986,161
                                                                     -----------
Capital expenditures....    1,933,638       150,372         41,179     2,125,189
Segment assets:
 Accounts receivable....    3,844,195     1,193,036             --     5,037,231
 Inventory..............    4,401,873     2,802,311             --     7,204,184
 Property, plant and
   equipment............   10,898,517     1,965,616      1,459,384    14,323,517
 Other assets...........           --            --      4,592,187     4,592,187
                                                                     -----------
                                                                      31,157,119
                                                                     -----------

    The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 18, 18 and 19 percent and 17, 14 and 11 percent of consolidated revenues during 2002, 2001 and 2000, respectively. Sales to a third customer amounted to 10 percent in 2001.

11--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE-- During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. Fourth quarter net income includes the net favorable (unfavorable) effect of certain adjustments related to inventory and certain accruals of $.01, $(.02) and $.10 per share, for 2002, 2001 and 2000, respectively.

12--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $41,000, $40,000 and $36,000 for 2002, 2001 and 2000,
respectively. Total future minimum rentals at December 31, 2002 are not significant.

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

--------------------------------------------------------------------------------
 10

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 21, 2003

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           2002           2001           2000           1999           1998
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $43,012,766    $40,443,010    $45,423,263    $49,080,257    $44,938,184
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                3,961,075      2,691,270      3,986,161      5,229,291      5,077,480
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                2,604,075      1,792,270      2,656,161      3,454,291      3,360,480
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                           2.69           1.85           2.60           3.00           2.90
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share                                             .87            .97           1.07           1.07           1.12
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                           966,537        967,132      1,022,627      1,151,333      1,159,360
-------------------------------------------------------------------------------------------------------------------------------
Working Capital                                          12,874,182     11,616,424     12,001,291     12,447,590     12,302,179
-------------------------------------------------------------------------------------------------------------------------------
Total Debt                                                1,632,760      3,432,760      5,232,760      3,150,000      4,950,000
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             30,088,173     29,678,013     31,157,119     32,621,585     31,815,781
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     24,109,105     22,372,924     21,518,773     23,887,278     22,012,659
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (UNAUDITED)

                           1ST           2ND           3RD           4TH
                         QUARTER       QUARTER       QUARTER       QUARTER
                       -----------   -----------   -----------   -----------
2002
Net Sales and Lease
 Revenue.............  $10,452,326   $12,437,856   $ 9,832,012   $10,290,572
Gross Profit.........    2,575,805     3,116,223     2,280,903     2,612,632
Net Income...........      625,116       902,589       435,015       641,355
Per Share Data:
 Net Income Per
   Share.............          .65           .93           .45           .66
 Average Common
   Shares
   Outstanding.......      967,132       966,768       966,132       966,132

2001
Net Sales and Lease
 Revenue.............  $10,627,831   $11,216,249   $ 9,398,572   $ 9,200,358
Gross Profit.........    2,249,917     2,819,622     2,330,542     1,786,965
Net Income...........      339,241       737,438       426,996       288,595
Per Share Data:
 Net Income Per
   Share.............          .35           .76           .44           .30
 Average Common
   Shares
   Outstanding.......      967,132       967,132       967,132       967,132

2000
Net Sales and Lease
 Revenue.............  $12,435,736   $12,366,088   $10,345,570   $10,275,869
Gross Profit.........    3,543,512     3,646,726     2,262,689     2,490,103
Net Income...........      921,435       894,713       274,583       565,430
Per Share Data:
 Net Income Per
   Share.............          .81           .89           .28           .58
 Average Common
   Shares
   Outstanding.......    1,138,096     1,003,080       978,532       971,841

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The ticker symbol is: CVR

At December 31, 2002, there were approximately 320 shareholders of record

The transfer agent and registrar for the Company's common stock is EquiServe Trust Company, N.A.

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.



                        Dividends
                         Declared                  Market Range
                       ----------------------------------------------------
Quarter                2002    2001          2002                2001
---------------------  ----    ----    ----------------    ----------------
First................  $.33*   $.43*   $28.80    $22.70    $21.50    $16.50
Second...............   .18     .18    $28.80    $25.65    $19.70    $18.70
Third................   .18     .18    $26.60    $23.50    $22.75    $19.00
Fourth...............   .18     .18    $26.66    $22.40    $22.90    $20.00

---------------
* Includes an extra dividend of $.15 and $.25 per share in 2002 and 2001, respectively.

--------------------------------------------------------------------------------
 12

                                                      [CHIGAGO RIVET LETTERHEAD]
--------------------------------------------------------------------------------

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

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

WEB SITE
www.chicagorivet.com

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee

--------------------------------------------------------------------------------

                      [CHICAGO RIVET GRAPHIC & LETTERHEAD]

--------------------------------------------------------------------------------