Form 10-K, Exhibit 13
period 2003-12-31
CHICAGO RIVET & MACHINE CO
filed 2004-03-29
CIK 19871

                                   EXHIBIT 13

                              [CHICAGO RIVET LOGO]
                          Chicago Rivet & Machine Co.
                               2003 Annual Report

                                                                               .
                                                                               .
                                                                               .

[CHICAGO RIVET LETTERHEAD]
--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    2003           2002           2001
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $38,190,908    $43,012,766    $40,443,010
NET INCOME.....................................      817,527      2,604,075      1,792,270
NET INCOME PER SHARE...........................          .85           2.69           1.85
DIVIDENDS PER SHARE............................          .97            .87            .97
NET CASH PROVIDED BY OPERATING ACTIVITIES......    3,810,415      4,008,006      5,287,476
EXPENDITURES FOR PROPERTY, PLANT AND
  EQUIPMENT....................................      641,715        886,009      1,431,698
WORKING CAPITAL................................   14,020,185     12,874,182     11,616,424
TOTAL SHAREHOLDERS' EQUITY.....................   23,989,484     24,109,105     22,372,924
COMMON SHARES OUTSTANDING AT YEAR-END..........      966,132        966,132        967,132
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        24.83          24.95          23.13

ANNUAL MEETING

The annual meeting of shareholders
will be held on May 11, 2004 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
ON FINANCIAL CONDITION AND RESULTS OF OPERATIONS            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    The past year was extremely difficult for the Company. After a relatively auspicious start, which fostered an optimistic outlook for the balance of the year, our business weakened considerably as production of domestic automobiles trailed prior year levels and domestic manufacturing activity, in general, remained weak. In addition, our customers continued to demand price concessions, while simultaneously raising the bar with respect to quality and service requirements. In response to these conditions, we relied on the time-tested approach of cost containment and cost reductions. In retrospect, it is clear that these actions were insufficient to offset the combined impact of lower volumes, lower prices and increased service expectations.

2003 COMPARED TO 2002

    Reduced revenues were the dominant factor contributing to reduced margins within the fastener segment during 2003. Fastener segment revenues declined abruptly late in the first quarter and remained weak for the balance of the year. For the year 2003, fastener segment revenues declined 11.3% compared to 2002, totaling a disappointing $31,024,036. Reductions in North American production of domestic automobiles and trucks contributed to the weakness in our business as did continuing competitive pressures which contributed to the loss of some business, as we were unable to meet the price concessions demanded by certain customers. In addition, some high margin parts were lost in connection with design changes that accompanied the new model year. Reductions in manufacturing staff failed to keep pace with the decline in business activity, and the resultant inefficiencies are reflected in disproportionately higher labor costs in 2003, compared to 2002. In addition, margins were adversely affected by increases in the cost of employee health insurance and higher tooling expenses incurred in connection with the initial production of a variety of new parts.

    Within the assembly equipment segment, revenues declined 10.6% compared to 2002. As was the case in the fastener segment, lower volumes contributed to significantly reduced operating efficiencies that were manifested in disproportionately high labor and benefit costs compared with prior years. Other factors impacting margins within this segment were increases in the cost of raw materials, offset in part, by a decrease in depreciation expense.

    Selling and administrative expenses for 2003 were 5.9% below those for 2002. A $302,000 reduction in profit sharing expense was the largest single factor contributing to the decrease in this expense category, followed by reductions of $145,000 in bonus expense, and $96,000 in commission expense due to lower sales in the current year. These reductions were partially offset by a $74,000 expense related to an early retirement program and an increase in the cost of employee health insurance.

    Net interest income increased by approximately $45,000 during 2003, primarily as a result of lower interest expense related to lower balances on a note payable, which was paid in full in December.

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

    Gross margins within the fastener segment improved to 21.1% in 2002, compared with 19.9% recorded in 2001. This improvement was largely attributable to the effects of higher volumes and increases in efficiency associated with those higher volumes. A number of other factors impacted operations during the year. While we benefited from reductions in tooling costs, those savings were offset by increases in the cost of materials and by a substantial increase in the cost of employee health insurance.

    Activity levels within the assembly equipment segment remained well below historical levels. While revenues within the segment improved to $8,021,008 in 2002, compared with $7,738,868 in 2001, the change is attributable to a few large orders and not due to any significant improvement in the market for equipment, which remained adversely affected by a persistent decline in the broad manufacturing sector and the related restraint on capital spending. Nevertheless, gross margins within this segment improved to approximately 40% in 2002 compared with 35% for 2001. This improvement is primarily attributable to higher volumes and reduced labor expense.

    Selling and administrative expenses increased approximately 3.7% compared with 2001. Both profit sharing and sales commissions increased as a result of higher sales and increased profits. Other factors contributing to the increase include higher salary expense and increased health insurance costs, partially offset by a decrease in the provision for bad

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

debt expense, which was unusually high in the prior year due to the bankruptcy filing of a certain customer.

    The Company recorded net interest income during 2002 of $4,214, compared with net interest expense of $114,607 in 2001, as a result of lower prevailing interest rates and reduced debt levels.

DIVIDENDS

    In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2003. In addition, an extra dividend of $.25 per share was paid during the second quarter of 2003, bringing the total dividend distribution to $.97 per share. On February 16, 2004, your Board of Directors determined that an extra dividend would not be declared or paid in the second quarter of 2004; however, the Board did declare a regular quarterly dividend of $.18 per share, payable March 19, 2004 to shareholders of record on March 5, 2004. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 70 years.

PROPERTY, PLANT AND EQUIPMENT

    During 2003, capital expenditures amounted to $641,715, of which $535,268 was invested within the fastener segment, $89,379 was invested within the assembly equipment segment and the remainder was expended for building improvements that cannot be allocated between segments. Within the fastener segment, approximately $317,000 was invested in a new solvent-based parts cleaning system. This system, installed during the second half of the year, is expected to yield reductions in supply and waste disposal costs. Other expenditures were approximately $92,000 for vehicles, including $68,000 for a new delivery truck; $32,000 for in-line wire drawing equipment; some $21,000 for equipment related to quality control; with the balance expended for smaller tools and equipment and building improvements. Within the assembly equipment segment, approximately $86,000 was expended for the purchase of new equipment related to the manufacture of perishable tooling that is sold to customers. The balance was expended for building improvements and office equipment.

    Investments in machinery and equipment totaled $886,009 in 2002. The majority of this investment was related to the fastener segment of our operations. Approximately $567,000 was invested in new equipment directly related to the manufacture of fasteners, with an additional $123,000 expended for equipment related to quality control and finishing operations for the fastener segment. The balance was expended for a variety of items, including material handling, data processing and other equipment.

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

    Depreciation expense amounted to $1,861,600 in 2003, $1,915,726 in 2002 and $1,921,703 in 2001.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's holdings in cash, cash equivalents and certificates of deposits amounted to nearly $6.0 million at December 31, 2003, an increase of approximately $.6 million compared with the end of 2002. Accounts receivable balances decreased approximately $.4 million, reflecting lower sales during the latter part of 2003, compared to the same period in 2002. Inventory levels, at the end of 2003, are also less than at the end of 2002 due to efforts taken to reduce inventories in response to continued weakness in demand for our products.

    In connection with a "Dutch auction" tender offer in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to finance the unpaid balance of a 1996 loan related to the acquisition of H & L Tool Company, Inc. ($2.7 million) and to fund the purchase of stock under the terms of the "Dutch auction." At December 31, 2003, the indebtedness under the term loan had been extinguished. The line of credit was extended through May 31, 2004 and remained unused at December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

    The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

    The following table presents a summary of the Company's contractual obligations as of December 31, 2003:

                                     PAYMENTS DUE BY PERIOD
                       ---------------------------------------------------
                                    LESS                            MORE
CONTRACTUAL                         THAN      1 - 3      4 - 5     THAN 5
OBLIGATION              TOTAL      1 YEAR     YEARS      YEARS     YEARS
-----------            --------   --------   --------   -------   --------
Long-term Debt.......  $     --   $     --   $     --   $    --   $     --
Capital Lease
 Obligations.........        --         --         --        --         --
Operating Leases.....    36,657     27,493      9,164        --         --
Purchase
 Obligations.........   378,686    160,750    200,256    17,680         --
                       --------   --------   --------   -------   --------
Total................  $415,343   $188,243   $209,420   $17,680   $     --
                       ========   ========   ========   =======   ========

    Management believes that current cash, cash equivalents and operating cash flow will be sufficient to provide adequate working capital for the foreseeable future.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISKS

    As of December 31, 2003, the Company did not have any outstanding debt, compared to $1.6 million of outstanding debt at the prior year-end, that was exposed to changes in interest rates. During 2003 the Company did not use derivative financial instruments relating to this interest rate exposure.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. The effect of these estimates is described in Note 11 of the financial statements.

NEW ACCOUNTING STANDARDS

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards.

STOCK PURCHASE PROGRAM

    Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, permit purchases of the Company's common stock to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. The company did not purchase any of its shares during 2003. During 2002, the company purchased 1,000 shares at an average price of $26.98 per share. Cumulative purchases under the repurchase authorization have amounted to 162,996 shares at an average price of $15.66 per share.

OUTLOOK FOR 2004

    The anticipated improvement in economic activity has not yet generated a meaningful increase in orders for our products. While we are encouraged by the fact that we have been awarded contracts for a number of new parts in the fastener segment, we are concerned about conditions within the assembly equipment segment, which remains very weak. Domestic competition remains intense and foreign competition, which affects us directly through the increase of imported fasteners and indirectly through the import of products that were previously assembled domestically, is a growing concern. These conditions increase the risk that our markets will not only become even more price competitive due to imports, but will shrink in size as domestic assembly operations are supplanted by imports of products that were traditionally assembled domestically, utilizing domestic fasteners and domestic assembly equipment.

    As mentioned above, we are pleased that we have been awarded new business within the fastener segment, but, in many instances, production volumes related to this new business will not reach significant levels until later in 2004. We will continue soliciting additional business from our current customers as well as from new customers. We face challenges in the form of recent and significant increases in the cost of raw materials utilized in the production of fasteners. While we have not experienced shortages of raw material, some of our suppliers report that increases in global demand may constrain availability of raw materials later this year. Our success in maintaining supply and recovering these higher costs, without losing market share, will be a critical determinant of our success in the coming year.

    Cost reduction will be another critical factor influencing future results. As previously reported, we have already taken actions to reduce our manufacturing costs, but the cost reductions realized have not fully offset the impact of lower volumes. We will continue exploring alternatives that will yield positive changes in our cost structure and our ability to

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

compete. Margins, at least in the near term, will remain under pressure from the combination of rising costs and increasing foreign competition.

    We gratefully acknowledge that the Company's success, both past and future, would not be possible without: the conscientious efforts of our employees, who consistently demonstrate their dedication to meeting the formidable and ever-changing challenges that characterize today's manufacturing environment; the loyalty of our customers, many of whom face the same set of challenges; and, the continuing support of our shareholders.

                                     Respectfully,


      /s/ J. A. MORRISSEY                         /s/ JOHN C. OSTERMAN
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

February 25, 2004

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

--------------------------------------------------------------------------------

                                                            [CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------------------------
December 31                                                        2003                2002
-----------------------------------------------------------------------------------------------
                           ASSETS
Current Assets
  Cash and Cash Equivalents.................................    $ 5,530,099         $ 2,204,430
  Certificates of Deposit...................................        455,000           3,157,733
  Accounts Receivable -- Less allowances of $220,000 and
     $240,000, respectively.................................      4,549,168           4,994,697
  Inventories...............................................      5,233,788           6,089,941
  Deferred Income Taxes.....................................        602,191             581,191
  Other Current Assets......................................        218,560             277,983
                                                                -----------         -----------
  Total Current Assets......................................     16,588,806          17,305,975
Net Property, Plant and Equipment...........................     11,549,574          12,782,198
                                                                -----------         -----------
Total Assets................................................    $28,138,380         $30,088,173
                                                                ===========         ===========


            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current Portion of Note Payable...........................    $        --         $ 1,632,760
  Accounts Payable..........................................      1,310,044           1,121,195
  Accrued Wages and Salaries................................        754,394             795,920
  Contributions Due Profit Sharing Plan.....................        133,243             435,542
  Other Accrued Expenses....................................        370,940             446,376
                                                                -----------         -----------
  Total Current Liabilities.................................      2,568,621           4,431,793
Deferred Income Taxes.......................................      1,580,275           1,547,275
                                                                -----------         -----------
  Total Liabilities.........................................      4,148,896           5,979,068
                                                                -----------         -----------
Commitments and Contingencies (Note 12)
Shareholders' Equity
  Preferred Stock, No Par Value, 500,000 Shares Authorized:
     None Outstanding.......................................             --                  --
  Common Stock, $1.00 Par Value, 4,000,000 Shares
     Authorized: 1,138,096 Shares Issued....................      1,138,096           1,138,096
  Additional Paid-in Capital................................        447,134             447,134
  Retained Earnings.........................................     26,326,352          26,445,973
  Treasury Stock, 171,964 Shares at cost....................     (3,922,098)         (3,922,098)
                                                                -----------         -----------
  Total Shareholders' Equity................................     23,989,484          24,109,105
                                                                -----------         -----------
Total Liabilities and Shareholders' Equity..................    $28,138,380         $30,088,173
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

[CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME


-----------------------------------------------------------------------------------------------
For the Years Ended December 31                          2003           2002           2001
-----------------------------------------------------------------------------------------------
Net Sales and Lease Revenue.......................    $38,190,908    $43,012,766    $40,443,010
Cost of Goods Sold and Costs Related to Lease
  Revenue.........................................     30,744,104     32,427,203     31,255,964
                                                      -----------    -----------    -----------
Gross Profit......................................      7,446,804     10,585,563      9,187,046
Selling and Administrative Expenses...............      6,280,455      6,674,821      6,439,603
Other (Income) Expense, net.......................        (76,178)       (50,333)        56,173
                                                      -----------    -----------    -----------
Income Before Income Taxes........................      1,242,527      3,961,075      2,691,270
Provision for Income Taxes........................        425,000      1,357,000        899,000
                                                      -----------    -----------    -----------
Net Income........................................    $   817,527    $ 2,604,075    $ 1,792,270
                                                      ===========    ===========    ===========
Net Income Per Share..............................    $       .85    $      2.69    $      1.85
                                                      ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


-----------------------------------------------------------------------------------------------
For the Years Ended December 31                          2003           2002           2001
-----------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Year............    $26,445,973    $24,682,816    $23,828,665
Net Income........................................        817,527      2,604,075      1,792,270
Cash Dividends Paid, $.97 Per Share in 2003, $.87
  Per Share in 2002 and $.97 Per Share in 2001....       (937,148)      (840,918)      (938,119)
                                                      -----------    -----------    -----------
Retained Earnings at End of Year..................    $26,326,352    $26,445,973    $24,682,816
                                                      ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
 6

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS


         ---------------------------------------------------------------------------------------------------
         For the Years Ended December 31                                2003          2002          2001
         ---------------------------------------------------------------------------------------------------
         Cash Flows from Operating Activities:
         Net Income................................................  $   817,527   $ 2,604,075   $ 1,792,270
         Adjustments to Reconcile Net Income to Net Cash Provided
           by Operating Activities:
           Depreciation and Amortization...........................    1,861,600     1,915,726     1,921,703
           Net Gain on the Sale of Properties......................      (11,405)      (30,559)      (42,917)
           Deferred Income Taxes...................................       12,000       144,000       154,000
           Changes in Operating Assets and Liabilities:
             Accounts Receivable, net..............................      445,529      (999,549)    1,042,083
             Inventories...........................................      856,153       (39,273)    1,153,516
             Other Current Assets..................................       59,423        57,607      (143,922)
             Accounts Payable......................................      188,849       191,561      (135,927)
             Accrued Wages and Salaries............................      (41,526)       44,338        (1,995)
             Accrued Profit Sharing Plan Contributions.............     (302,299)      140,556      (142,090)
             Other Accrued Expenses................................      (75,436)      (20,476)     (309,245)
                                                                     -----------   -----------   -----------

                  Net Cash Provided by Operating Activities........    3,810,415     4,008,006     5,287,476
                                                                     -----------   -----------   -----------
         Cash Flows from Investing Activities:
           Capital Expenditures....................................     (641,715)     (886,009)   (1,431,698)
           Proceeds from the Sale of Properties....................       24,144        37,179        57,894
           Proceeds from Held-to-Maturity Securities...............    3,207,733     3,007,882     3,815,989
           Purchases of Held-to-Maturity Securities................     (505,000)   (5,987,733)   (2,563,985)
                                                                     -----------   -----------   -----------
                Net Cash Provided by (Used in) Investing
                  Activities.......................................    2,085,162    (3,828,681)     (121,800)
                                                                     -----------   -----------   -----------
         Cash Flows from Financing Activities:
           Payments under Term Loan Agreement......................   (1,632,760)   (1,800,000)   (1,800,000)
           Purchases of Treasury Stock.............................           --       (26,976)           --
           Cash Dividends Paid.....................................     (937,148)     (840,918)     (938,119)
                                                                     -----------   -----------   -----------
                Net Cash Used in Financing Activities..............   (2,569,908)   (2,667,894)   (2,738,119)
                                                                     -----------   -----------   -----------
         Net Increase (Decrease) in Cash and Cash Equivalents......    3,325,669    (2,488,569)    2,427,557
         Cash and Cash Equivalents:
           Beginning of Year.......................................    2,204,430     4,692,999     2,265,442
                                                                     -----------   -----------   -----------
           End of Year.............................................  $ 5,530,099   $ 2,204,430   $ 4,692,999
                                                                     ===========   ===========   ===========
         Cash Paid During the Year for:
           Income Taxes............................................  $   508,213   $ 1,247,000   $   663,381
           Interest................................................  $    20,633   $    79,708   $   354,649

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

LEASE INCOME--Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally are for a quarterly or one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value. The carrying amount reported for the note payable approximated fair market value.

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

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2003, 966,537 in 2002 and 967,132 in 2001.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS--Certain items in 2002 and 2001 have been reclassified to conform to the presentation in 2003. These changes have no effect on the financial position of the Company.

--------------------------------------------------------------------------------
 8

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

2--BALANCE SHEET DETAILS

                                      2003            2002
                                  ------------    ------------
Inventories:
  Raw materials.................  $ 1,109,463     $ 1,636,216
  Work in process...............    1,760,990       1,818,106
  Finished goods................    2,363,335       2,635,619
                                  -----------     -----------
                                  $ 5,233,788     $ 6,089,941
                                  ===========     ===========
Net Property, Plant and
  Equipment:
  Land and improvements.........  $ 1,015,635     $ 1,010,595
  Buildings and improvements....    5,779,993       5,743,325
  Production equipment, leased
    machines and other..........   28,201,191      27,774,278
                                  -----------     -----------
                                   34,996,819      34,528,198
  Accumulated depreciation......   23,447,245      21,746,000
                                  -----------     -----------
                                  $11,549,574     $12,782,198
                                  ===========     ===========
Other Accrued Expenses:
  Property taxes................  $   112,794     $   116,837
  Unearned revenue and customer
    deposits....................      120,893         140,390
  All other items...............      137,253         189,149
                                  -----------     -----------
                                  $   370,940     $   446,376
                                  ===========     ===========

3--LEASED MACHINES--Lease revenue amounted to $160,312 in 2003, $198,869 in 2002 and $225,948 in 2001. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                          2003         2002
                                        ---------    ---------
Cost..................................  $343,833     $450,717
Accumulated depreciation..............   331,933      422,828
                                        --------     --------
Carrying value........................  $ 11,900     $ 27,889
                                        ========     ========

4--INCOME TAXES--The provision for income tax expense consists of the following:

                              2003         2002          2001
                           ----------   -----------   -----------
Current:
  Federal................  $  408,000   $ 1,203,000   $   739,000
  State..................       5,000        10,000         6,000
Deferred.................      12,000       144,000       154,000
                           ----------   -----------   -----------
                           $  425,000   $ 1,357,000   $   899,000
                           ==========   ===========   ===========

The deferred tax liabilities and assets consist of the following:

                                      2003            2002
                                  ------------    ------------
Depreciation....................  $(1,592,820)    $(1,560,005)
                                  -----------     -----------
Inventory.......................      338,281         311,911
Accrued vacation................      171,491         170,292
Allowance for doubtful
  accounts......................       76,800          83,800
Other, net......................       28,164          27,918
                                  -----------     -----------
                                      614,736         593,921
                                  -----------     -----------
                                  $  (978,084)    $  (966,084)
                                  ===========     ===========

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                                      2003               2002               2001
                                 ---------------   -----------------   ---------------
                                  AMOUNT     %       Amount      %      Amount     %
                                 ---------------   -----------------   ---------------
Expected tax at U.S. Statutory
 rate..........................  $422,000   34.0   $1,347,000   34.0   $915,000   34.0
State taxes, net of federal
 benefit.......................     3,000     .2        7,000     .2      4,000     .1
Other, net.....................        --     --        3,000     .1      5,000     .2
Adjustment to prior year
 accrual.......................        --     --           --     --    (25,000)   (.9)
                                 --------   ----   ----------   ----   --------   ----
Income tax expense.............  $425,000   34.2   $1,357,000   34.3   $899,000   33.4
                                 ========   ====   ==========   ====   ========   ====

5--NOTE PAYABLE-- In connection with the tender offer completed in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9 million plus a $1 million line of credit. The new borrowing was used to repay an existing loan and to fund purchases of stock under the terms of a "Dutch auction." As of December 31, 2003, the term loan was paid off. The line of credit was extended through May 31, 2004 and remained unused at December 31, 2003.

6--TREASURY STOCK TRANSACTIONS--In 2002, the Company purchased 1,000 shares of its common stock for $26,976. These shares are being held in treasury. During 2003 and 2001, no shares were purchased.

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

8--PROFIT SHARING PLAN--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $133,000 in 2003, $435,000 in 2002 and $295,000 in 2001.

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

9--OTHER INCOME (EXPENSE), NET--consists of the following:

                                2003        2002         2001
                              ---------   ---------   ----------
Interest income.............  $  72,087   $  83,770   $  145,233
Interest expense............    (22,847)    (79,556)    (259,840)
Gain on sale of property and
  equipment.................     11,405      30,559       42,917
Other.......................     15,533      15,560       15,517
                              ---------   ---------   ----------
                              $  76,178   $  50,333   $  (56,173)
                              =========   =========   ==========

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

                                          ASSEMBLY
                           FASTENER       EQUIPMENT       OTHER      CONSOLIDATED
                          -----------   -------------   ----------   ------------
YEAR ENDED DECEMBER 31,
 2003:
Net sales and lease
 revenue................  $31,024,036    $7,166,872     $       --   $38,190,908
Depreciation............    1,490,592       161,200        209,808     1,861,600
Segment profit..........    2,084,889     1,482,888             --     3,567,777
Selling and
 administrative
 expenses...............                                 2,374,490     2,374,490
Interest expense........                                    22,847        22,847
Interest income.........                                   (72,087)      (72,087)
                                                                     -----------
Income before income
 taxes..................                                               1,242,527
                                                                     -----------
Capital expenditures....      535,268        89,379         17,068       641,715
Segment assets:
 Accounts receivable....    3,836,968       712,200             --     4,549,168
 Inventory..............    3,191,132     2,042,656             --     5,233,788
 Property, plant and
   equipment............    9,099,003     1,448,530      1,002,041    11,549,574
 Other assets...........           --            --      6,805,850     6,805,850
                                                                     -----------
                                                                      28,138,380
                                                                     -----------
Year Ended December 31,
 2002:
Net sales and lease
 revenue................  $34,991,758    $8,021,008     $       --   $43,012,766
Depreciation............    1,474,228       217,665        223,833     1,915,726
Segment profit..........    4,499,657     2,325,353             --     6,825,010
Selling and
 administrative
 expenses...............                                 2,868,149     2,868,149
Interest expense........                                    79,556        79,556
Interest income.........                                   (83,770)      (83,770)
                                                                     -----------
Income before income
 taxes..................                                               3,961,075
                                                                     -----------
Capital expenditures....      790,261        13,446         82,302       886,009
Segment assets:
 Accounts receivable....    4,115,988       878,709             --     4,994,697
 Inventory..............    3,874,804     2,215,137             --     6,089,941
 Property, plant and
   equipment............   10,054,327     1,530,960      1,196,911    12,782,198
 Other assets...........           --            --      6,221,337     6,221,337
                                                                     -----------
                                                                      30,088,173
                                                                     -----------

                                          Assembly
                           Fastener       Equipment       Other      Consolidated
                          -----------   -------------   ----------   ------------
Year Ended
 December 31, 2001:
Net sales and lease
 revenue................  $32,704,142    $7,738,868     $       --   $40,443,010
Depreciation............    1,446,254       242,517        232,932     1,921,703
Segment profit..........    3,892,772     1,860,559             --     5,753,331
Selling and
 administrative
 expenses...............                                 2,947,454     2,947,454
Interest expense........                                   259,840       259,840
Interest income.........                                  (145,233)     (145,233)
                                                                     -----------
Income before income
 taxes..................                                               2,691,270
                                                                     -----------
Capital expenditures....    1,283,566        17,209        130,923     1,431,698
Segment assets:
 Accounts receivable....    3,276,948       718,200             --     3,995,148
 Inventory..............    3,636,677     2,413,991             --     6,050,668
 Property, plant and
   equipment............   10,741,793     1,737,603      1,339,139    13,818,535
 Other assets...........           --            --      5,813,662     5,813,662
                                                                     -----------
                                                                      29,678,013
                                                                     -----------

    The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 13, 18 and 18 percent and 21, 17 and 14 percent of consolidated revenues during 2003, 2002 and 2001, respectively. Sales to a third customer amounted to 10 percent in 2001.

11--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE-- During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. Fourth quarter net income includes the net favorable (unfavorable) effect of certain adjustments related to inventory and certain accruals of $.01 and $(.02) per share, for 2002 and 2001, respectively. There was no fourth quarter adjustment in 2003.

12--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $40,000, $41,000 and $40,000 for 2003, 2002 and 2001,
respectively. Total future minimum rentals at December 31, 2003 are not significant.

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

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 25, 2004

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           2003           2002           2001           2000           1999
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $38,190,908    $43,012,766    $40,443,010    $45,423,263    $49,080,257
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                1,242,527      3,961,075      2,691,270      3,986,161      5,229,291
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                  817,527      2,604,075      1,792,270      2,656,161      3,454,291
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                            .85           2.69           1.85           2.60           3.00
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share                                             .97            .87            .97           1.07           1.07
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                           966,132        966,537        967,132      1,022,627      1,151,333
-------------------------------------------------------------------------------------------------------------------------------
Working Capital                                          14,020,185     12,874,182     11,616,424     12,001,291     12,447,590
-------------------------------------------------------------------------------------------------------------------------------
Total Debt                                                       --      1,632,760      3,432,760      5,232,760      3,150,000
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             28,138,380     30,088,173     29,678,013     31,157,119     32,621,585
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     23,989,484     24,109,105     22,372,924     21,518,773     23,887,278
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (UNAUDITED)

                           1ST           2ND          3RD           4TH
                         QUARTER       QUARTER      QUARTER       QUARTER
                       -----------   -----------   ----------   -----------
2003
Net Sales and Lease
 Revenue.............  $10,236,463   $10,005,944   $8,831,742   $ 9,116,759
Gross Profit.........    2,385,529     1,929,633    1,539,172     1,592,470
Net Income...........      465,241       221,621        5,431       125,234
Per Share Data:
 Net Income Per
   Share.............          .48           .23          .01           .13
 Average Common
   Shares
   Outstanding.......      966,132       966,132      966,132       966,132

2002
Net Sales and Lease
 Revenue.............  $10,452,326   $12,437,856   $9,832,012   $10,290,572
Gross Profit.........    2,575,805     3,116,223    2,280,903     2,612,632
Net Income...........      625,116       902,589      435,015       641,355
Per Share Data:
 Net Income Per
   Share.............          .65           .93          .45           .66
 Average Common
   Shares
   Outstanding.......      967,132       966,768      966,132       966,132

2001
Net Sales and Lease
 Revenue.............  $10,627,831   $11,216,249   $9,398,572   $ 9,200,358
Gross Profit.........    2,249,917     2,819,622    2,330,542     1,786,965
Net Income...........      339,241       737,438      426,996       288,595
Per Share Data:
 Net Income Per
   Share.............          .35           .76          .44           .30
 Average Common
   Shares
   Outstanding.......      967,132       967,132      967,132       967,132

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The ticker symbol is: CVR.

At December 31, 2003, there were approximately 310 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.



                        Dividends
                         Declared                  Market Range
                       ----------------------------------------------------
Quarter                2003    2002          2003                2002
---------------------  ----    ----    ----------------    ----------------
First................  $.43*   $.33*   $25.50    $22.80    $28.80    $22.70
Second...............   .18     .18    $26.26    $24.10    $28.80    $25.65
Third................   .18     .18    $29.99    $26.30    $26.60    $23.50
Fourth...............   .18     .18    $28.24    $25.00    $26.66    $22.40

---------------
* Includes an extra dividend of $.25 and $.15 per share in 2003 and 2002, respectively.

--------------------------------------------------------------------------------
 12

                                                      [CHIGAGO RIVET LETTERHEAD]
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

EDWARD L. CHOTT(a)(c)(n)
Chairman and Chief
Executive Officer of
The Broaster Co.
Beloit, Wisconsin

NIRENDU DHAR
General Manager of
H & L Tool Company, Inc.

WILLIAM T. DIVANE, JR.(a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

JOHN R. MADDEN(a)(c)(e)(n)
Chairman of the Board of
First National Bank
of La Grange
La Grange, Illinois

JOHN A. MORRISSEY(e)
Chairman of the Board
of the Company
President and Director of
Algonquin State Bank
Algonquin, Illinois

WALTER W. MORRISSEY(e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois

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

MANUFACTURING FACILITIES
Albia Division
Albia, Iowa

Jefferson Division
Jefferson, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

WEB SITE
www.chicagorivet.com

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

--------------------------------------------------------------------------------

                      [CHICAGO RIVET GRAPHIC & LETTERHEAD]

--------------------------------------------------------------------------------