Form 10-K, Exhibit 13
period 2004-12-31
CHICAGO RIVET & MACHINE CO
filed 2005-03-29
CIK 19871

                                                                      EXHIBIT 13

                              [CHICAGO RIVET LOGO]
                          Chicago Rivet & Machine Co.
                               2004 Annual Report

                                                                               .
                                                                               .
                                                                               .

[CHICAGO RIVET LETTERHEAD]
--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    2004           2003           2002
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $39,232,866    $38,190,908    $43,012,766
NET INCOME.....................................    1,523,434        817,527      2,604,075
NET INCOME PER SHARE...........................         1.58            .85           2.69
DIVIDENDS PER SHARE............................          .72            .97            .87
NET CASH PROVIDED BY OPERATING ACTIVITIES......    2,320,060      3,810,415      4,008,006
EXPENDITURES FOR PROPERTY, PLANT AND
  EQUIPMENT....................................    1,359,582        641,715        886,009
WORKING CAPITAL................................   15,222,262     14,020,185     12,874,182
TOTAL SHAREHOLDERS' EQUITY.....................   24,817,303     23,989,484     24,109,105
COMMON SHARES OUTSTANDING AT YEAR-END..........      966,132        966,132        966,132
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        25.69          24.83          24.95

ANNUAL MEETING

The annual meeting of shareholders
will be held on May 10, 2005 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville, Illinois 60566 - Telephone: (630) 357-8500
--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
ON FINANCIAL CONDITION AND RESULTS OF OPERATIONS            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    Overall, results for 2004 show considerable improvement compared with the results posted for 2003. Revenues within the fastener segment improved significantly. However, only a portion of the increase was due to higher unit volume. The largest portion of the revenue increase reflects recovery of higher raw material costs. Our success within the fastener segment was tempered by continuing weakness in demand for products within the assembly equipment segment, where revenues declined compared to the prior year.

2004 COMPARED TO 2003

    Within the fastener segment, revenues increased by 4.7%, or nearly $1.5 million. Approximately $1.0 million of this increase represents the recovery of higher material costs related to the increase in the price of steel wire and rod which are our primary raw materials. The balance of the increase is primarily due to an increase in units shipped. Increases in the price of raw materials consumed in production amounted to $1,195,000. This was partially offset by an increase of $205,000 in scrap recovery and purchase discounts. In addition, perishable tooling expense increased $244,000 due to expenses related to the initial production of a number of new parts, while wage and fringe benefit costs increased $122,000. These higher costs were partially offset by a $317,000 reduction in outside material processing costs, due to a change in product mix, and by savings of $193,000 realized by handling the majority of our routine maintenance internally, rather than outsourcing as had been the practice. The net effect of these changes contributed to a $693,000 improvement in gross margin for this segment compared with 2003.

    Revenues within the assembly equipment segment declined 5.7%, or $412,000, compared to the prior year. This change was due to lower unit volumes which reflected lower demand for the product in this segment. Despite the reduction in volume, gross margins improved by $138,000 compared with 2003. Factors contributing to this improvement included: savings of $355,000 in wage and related benefit costs arising from reductions in the workforce undertaken in the fourth quarter of 2003; a reduction of $51,000 in material costs, primarily due to reduced volumes; and a reduction in depreciation expense of $45,000 as more equipment became fully depreciated.

    Selling and administrative expenses declined 3.6%, or $228,000, in 2004 compared with 2003. The largest single factor contributing to this change was a successful appeal of the Michigan single business tax paid in four prior years. The amount of this refund was $330,000. Reductions in headcount contributed to a net reduction of $127,000 in salary and fringe benefit expense. These savings were partially offset by an increase of $120,000 in profit sharing expense related to the increase in pre-tax income.

2003 COMPARED TO 2002

    Reduced revenues were the dominant factor contributing to reduced margins within the fastener segment during 2003. Fastener segment revenues declined abruptly late in the first quarter and remained weak for the balance of the year. For the year 2003, fastener segment revenues declined 11.3% compared to 2002, totaling a disappointing $31,024,036. Reductions in North American production of domestic automobiles and trucks contributed to the weakness in our business as did continuing competitive pressures which contributed to the loss of some business, as we were unable to meet the price concessions demanded by certain customers. In addition, some high margin parts were lost in connection with design changes that accompanied the new model year. Reductions in manufacturing staff failed to keep pace with the decline in business activity. Given the lower operating volumes in 2003, compared to 2002, labor costs were disproportionately higher by $317,000. In addition to labor, related taxes and fringe benefit costs, including employees' health insurance, were also disproportionately higher than in 2002 by approximately $420,000. Higher tooling expenses incurred in connection with the initial production of a variety of new parts caused tooling expenditures to be approximately $294,000 higher than would have been expected, given the reduction in operating levels.

    Within the assembly equipment segment, revenues declined 10.6% compared to 2002. As was the case in the fastener segment, lower volumes contributed to significantly reduced operating efficiencies that were manifested in labor and benefit costs which were disproportionately higher than the prior year by approximately $184,000. Other factors impacting margins within this segment were increases in the cost of raw materials of approximately $94,000, offset in part by a $55,000 decrease in depreciation expense due to some equipment becoming fully depreciated.

    Selling and administrative expenses for 2003 were 5.6% below those for 2002. A $302,000 reduction in profit sharing expense was the largest single factor contributing to the decrease in this expense category, followed by reductions of $145,000 in bonus expense, and $96,000 in commission expense due to lower sales in the current year. These reductions were partially offset by a $74,000 expense related to an early retirement program and an increase of $33,000 in the cost of employee health insurance.

    Net interest income increased by approximately $45,000 during 2003, primarily as a result of lower interest expense related to lower balances on a note payable, which was paid in full in December.

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

DIVIDENDS

    In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2004. On February 21, 2005, your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 18, 2005 to shareholders of record on March 4, 2005. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 71 years. At that same meeting, the Board also declared an extra dividend of $.15 per share to be paid April 20, 2005 to shareholders of record on April 5, 2005.

PROPERTY, PLANT AND EQUIPMENT

    Capital investments totaled $1.4 million during 2004. Capital expenditures were concentrated within the fastener segment, where investment totaled $1.3 million. Of this total, $1.1 million was invested to purchase cold-heading machinery and related equipment used in the manufacture of fasteners. The remainder of the expenditures within the fastener segment was for various building improvements, additional waste treatment equipment required to meet environmental requirements and material handling equipment. The balance of the Company's 2004 capital expenditures covered a variety of smaller items, including computers and other office equipment.

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

    Depreciation expense amounted to $1,757,962 in 2004, $1,861,600 in 2003, and $1,915,726 in 2002.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital increased approximately $1.2 million between December 31, 2003 and December 31, 2004. The Company's holdings in cash, cash equivalents and certificates of deposit amounted to nearly $6.3 million at the end of 2004. This is an increase of $.3 million compared with the prior year-end. Inventories increased by just over $1.0 million, reflecting both higher material prices and an increase in quantities on hand. Accounts receivable increased approximately $.3 million compared with the prior year-end, reflecting higher shipments during the latter portion of 2004 compared with the same period in 2003. Accruals for profit sharing contributions increased $.1 million compared to the prior year, due to increased income, and other accrued expenses increased $.2 million primarily due to an increase in income taxes payable. The Company has a $1.0 million line of credit, which expires May 31, 2005. This line of credit remains unused.

OFF-BALANCE SHEET ARRANGEMENTS

    The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

    The following table presents a summary of the Company's contractual obligations as of December 31, 2004:

                                     PAYMENTS DUE BY PERIOD
                       --------------------------------------------------
                                    LESS                           MORE
CONTRACTUAL                         THAN      1 - 3     4 - 5      THAN
OBLIGATION              TOTAL      1 YEAR     YEARS     YEARS    5 YEARS
-----------            --------   --------   --------   ------   --------
Long-term Debt.......  $     --   $     --   $     --   $   --   $     --
Capital Lease
 Obligations.........        --         --         --       --         --
Operating Leases.....     9,164      9,164         --       --         --
Purchase
 Obligations.........   254,770    133,428    117,950    3,392         --
                       --------   --------   --------   ------   --------
Total................  $263,934   $142,592   $117,950   $3,392   $     --
                       ========   ========   ========   ======   ========

    Management believes that current cash, cash equivalents, operating cash flow and available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    As of December 31, 2004, the Company did not have any outstanding debt. The Company did not use any derivative financial instruments during 2004.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a small portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. The effect of these estimates is described in Note 11 of the financial statements.

    A summary of critical accounting policies can be found in Note 1 of the financial statements.

NEW ACCOUNTING STANDARDS

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    The firm of PricewaterhouseCoopers LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2004.

    On February 28, 2005, the Company was notified by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, that PricewaterhouseCoopers LLP declined to stand for re-election as the Company's independent registered public accounting firm for the year ending December 31, 2005. PricewaterhouseCoopers LLP agreed, however, to continue to serve as the Company's independent registered public accounting firm until completion of its procedures on the financial statements of the Company for the year ended December 31, 2004. On March 21, 2005, PricewaterhouseCoopers LLP completed its procedures on the financial statements of the Company for the year ended December 31, 2004, and PricewaterhouseCoopers LLP ceased serving as the Company's independent registered public accounting firm.

    On March 23, 2005, the Audit Committee engaged Grant Thornton LLP to serve as the Company's independent registered public accounting firm for the year ending December 31, 2005.

    The reports of PricewaterhouseCoopers LLP on the Company's financial statements for the years ended December 31, 2004 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2004 and 2003 and through March 21, 2005, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference thereto in its report on the Company's financial statements for such years. During the years ended December 31, 2004 and 2003 and through March 21, 2005, there have been no "reportable events" (as defined in SEC Regulation S-K
Item 304(a)(1)(v)).

    Between January 1, 2003 and the engagement of Grant Thornton LLP on March 23, 2005, neither the Company nor anyone acting on behalf of the Company consulted with Grant Thornton LLP regarding either (i) the application of accounting principles to a specified completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements; as such, no written or oral advice was provided or (ii) any matter that was either the subject of a disagreement with PricewaterhouseCoopers LLP or a "reportable event."

OUTLOOK FOR 2005

    Conditions within our markets remain unsettled. While the manufacturing segment of the economy has shown improvement overall, activity within the automotive sector, which is our major market, has not improved significantly. Published reports indicate that the "Big Three" domestic automobile manufacturers, which directly or indirectly represent our primary market, experienced a decline of nearly 4% in production during 2004. Although we do not anticipate a significant improvement in that market in 2005, we will continue to pursue opportunities within that market. In addition, we will continue pursuing opportunities that exist related to the North American operations of foreign-owned automobile manufacturers. We believe the size of the market warrants continued efforts to bolster our participation in this market.

    Activity within the assembly equipment segment continues to be a cause for concern. Demand for our products remains at very low levels, and we have seen little to suggest meaningful improvement in the near term. To the contrary,

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

activity within the markets we serve is increasingly subject to foreign competition either from foreign-owned companies exporting finished products to the U.S., or indirectly as U.S. based companies outsource their assembly operations to countries with lower manufacturing costs. This trend obviously also has adverse consequences for the fastener segment as well.

    The factors described above contribute to excess capacity within our industry, which has the effect of limiting our ability to negotiate price relief. We have had some success recovering higher raw material prices through the implementation of raw material surcharges and, over the past few months, raw material prices have stabilized. However, we have no assurance that this is anything more than a temporary situation. Any increase in global demand could easily lead to another round of material cost increases and could lead to availability constraints as well. As a result, we anticipate that margins will remain under pressure for the foreseeable future.

    In addition to the operating challenges identified above, we anticipate incurring significant additional costs in connection with the requirements of the Sarbanes-Oxley Act of 2002 and related SEC rules. Assuring compliance with these new requirements will entail a significant investment of management resources as well as significant monetary expenditures to document and review existing internal controls. Once the documentation phase is completed, there will be ongoing costs in the form of internal and external testing of these controls to assure continued compliance, and there will likely be an associated increase in the costs of the independent audit process.

    We will continue to exploit opportunities to reduce costs in all areas. While we have successfully implemented cost savings measures in the past, and will continue to do so, the incremental savings from future cost reduction initiatives will be more difficult to realize. Our best opportunity to improve bottom line performance rests with our ability to improve top line performance, and we plan to increase our efforts in that regard in the months ahead.

    We recognize that the Company's success depends upon many factors. We express our appreciation for the loyalty of our customers, our shareholders and for the dedicated and diligent efforts of our employees who continue to meet the challenges that we face daily. These are critical elements of our success--both past and future.

                                     Respectfully,


      /s/ J. A. MORRISSEY                         /s/ JOHN C. OSTERMAN
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

March 21, 2005

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

--------------------------------------------------------------------------------

                                                            [CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------------------------
December 31                                                        2004                2003
-----------------------------------------------------------------------------------------------
                           ASSETS
Current Assets
  Cash and Cash Equivalents.................................    $ 5,464,368         $ 5,530,099
  Certificates of Deposit...................................        805,000             455,000
  Accounts Receivable--Less allowances of $130,000 and
     $220,000, respectively.................................      4,867,615           4,549,168
  Inventories...............................................      6,242,470           5,233,788
  Deferred Income Taxes.....................................        554,191             602,191
  Other Current Assets......................................        219,497             218,560
                                                                -----------         -----------
  Total Current Assets......................................     18,153,141          16,588,806
Net Property, Plant and Equipment...........................     11,146,316          11,549,574
                                                                -----------         -----------
Total Assets................................................    $29,299,457         $28,138,380
                                                                ===========         ===========


            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts Payable..........................................    $ 1,367,221         $ 1,310,044
  Accrued Wages and Salaries................................        706,701             754,394
  Contributions Due Profit Sharing Plan.....................        252,312             133,243
  Other Accrued Expenses....................................        604,645             370,940
                                                                -----------         -----------
  Total Current Liabilities.................................      2,930,879           2,568,621
Deferred Income Taxes.......................................      1,551,275           1,580,275
                                                                -----------         -----------
  Total Liabilities.........................................      4,482,154           4,148,896
                                                                -----------         -----------
Commitments and Contingencies (Note 12)
Shareholders' Equity
  Preferred Stock, No Par Value, 500,000 Shares Authorized:
     None Outstanding.......................................             --                  --
  Common Stock, $1.00 Par Value, 4,000,000 Shares
     Authorized: 1,138,096 Shares Issued....................      1,138,096           1,138,096
  Additional Paid-in Capital................................        447,134             447,134
  Retained Earnings.........................................     27,154,171          26,326,352
  Treasury Stock, 171,964 Shares at cost....................     (3,922,098)         (3,922,098)
                                                                -----------         -----------
  Total Shareholders' Equity................................     24,817,303          23,989,484
                                                                -----------         -----------
Total Liabilities and Shareholders' Equity..................    $29,299,457         $28,138,380
                                                                ===========         ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

[CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME


-----------------------------------------------------------------------------------------------
For the Years Ended December 31                          2004           2003           2002
-----------------------------------------------------------------------------------------------
Net Sales and Lease Revenue.......................    $39,232,866    $38,190,908    $43,012,766
Cost of Goods Sold and Costs Related to Lease
  Revenue.........................................     30,954,797     30,744,104     32,427,203
                                                      -----------    -----------    -----------
Gross Profit......................................      8,278,069      7,446,804     10,585,563
Selling and Administrative Expenses...............      6,041,045      6,269,050      6,644,262
                                                      -----------    -----------    -----------
Operating Income..................................      2,237,024      1,177,754      3,941,301
Other Income, net.................................         78,410         64,773         19,774
                                                      -----------    -----------    -----------
Income Before Income Taxes........................      2,315,434      1,242,527      3,961,075
Provision for Income Taxes........................        792,000        425,000      1,357,000
                                                      -----------    -----------    -----------
Net Income........................................    $ 1,523,434    $   817,527    $ 2,604,075
                                                      ===========    ===========    ===========
Net Income Per Share..............................    $      1.58    $       .85    $      2.69
                                                      ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


-----------------------------------------------------------------------------------------------
For the Years Ended December 31                          2004           2003           2002
-----------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Year............    $26,326,352    $26,445,973    $24,682,816
Net Income........................................      1,523,434        817,527      2,604,075
Cash Dividends Paid, $.72 Per Share in 2004, $.97
  Per Share in 2003 and $.87 Per Share in 2002....       (695,615)      (937,148)      (840,918)
                                                      -----------    -----------    -----------
Retained Earnings at End of Year..................    $27,154,171    $26,326,352    $26,445,973
                                                      ===========    ===========    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
 6

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------
For the Years Ended December 31                              2004           2003           2002
---------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income............................................    $ 1,523,434    $   817,527    $ 2,604,075
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
  Depreciation and Amortization.......................      1,757,962      1,861,600      1,915,726
  Net (Gain) Loss on the Sale of Properties...........          2,148        (11,405)       (30,559)
  Deferred Income Taxes...............................         19,000         12,000        144,000
  Changes in Operating Assets and Liabilities:
    Accounts Receivable, net..........................       (318,447)       445,529       (999,549)
    Inventories.......................................     (1,008,682)       856,153        (39,273)
    Other Current Assets..............................           (937)        59,423         57,607
    Accounts Payable..................................         40,501        188,849        191,561
    Accrued Wages and Salaries........................        (47,693)       (41,526)        44,338
    Accrued Profit Sharing Plan Contributions.........        119,069       (302,299)       140,556
    Other Accrued Expenses............................        233,705        (75,436)       (20,476)
                                                          -----------    -----------    -----------
         Net Cash Provided by Operating Activities....      2,320,060      3,810,415      4,008,006
                                                          -----------    -----------    -----------
Cash Flows from Investing Activities:
  Capital Expenditures................................     (1,342,906)      (641,715)      (886,009)
  Proceeds from the Sale of Properties................          2,730         24,144         37,179
  Proceeds from Held-to-Maturity Securities...........        665,000      3,207,733      3,007,882
  Purchases of Held-to-Maturity Securities............     (1,015,000)      (505,000)    (5,987,733)
                                                          -----------    -----------    -----------
       Net Cash (Used in) Provided by Investing
         Activities...................................     (1,690,176)     2,085,162     (3,828,681)
                                                          -----------    -----------    -----------
Cash Flows from Financing Activities:
  Payments under Term Loan Agreement..................             --     (1,632,760)    (1,800,000)
  Purchase of Treasury Stock..........................             --             --        (26,976)
  Cash Dividends Paid.................................       (695,615)      (937,148)      (840,918)
                                                          -----------    -----------    -----------
       Net Cash Used in Financing Activities..........       (695,615)    (2,569,908)    (2,667,894)
                                                          -----------    -----------    -----------
Net (Decrease) Increase in Cash and Cash
  Equivalents.........................................        (65,731)     3,325,669     (2,488,569)
Cash and Cash Equivalents:
  Beginning of Year...................................      5,530,099      2,204,430      4,692,999
                                                          -----------    -----------    -----------
  End of Year.........................................    $ 5,464,368    $ 5,530,099    $ 2,204,430
                                                          ===========    ===========    ===========
Cash Paid During the Year for:
  Income Taxes........................................    $   573,307    $   508,213    $ 1,247,000
  Interest............................................    $        --    $    20,633    $    79,708
Supplemental Schedule of Non-cash Investing
  Activities:
  Capital Expenditures in Accounts Payable............    $    16,676    $        --    $        --

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

(CHIGAGO RIVET LOGO)
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

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

REVENUE RECOGNITION--Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." Cash received by the Company prior to shipment is recorded as deferred revenue. The Company experiences a certain degree of sales returns that varies over time. In accordance with Statement of Financial Accounting Standards No. 48 ("SFAS 48"), "Revenue Recognition When Right of Return Exists," the Company is able to make a reasonable estimation of expected sales returns based upon history and as contemplated by the requirements of SFAS 48. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred, in accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs."

LEASE INCOME--Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases are generally for a quarterly or one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

CREDIT RISK--The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value.

INVENTORIES--Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method.

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

--------------------------------------------------------------------------------
 8

                                                            (CHIGAGO RIVET LOGO)
--------------------------------------------------------------------------------

based on the internal structure and reporting of the Company's operations.

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in both 2004 and 2003, and 966,537 in 2002.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS--Certain items in 2003 and 2002 have been reclassified to conform to the presentation in 2004. These changes have no effect on the results of operations or financial position of the Company.

2--BALANCE SHEET DETAILS

                                      2004            2003
                                  ------------    ------------
Inventories:
  Raw materials.................  $ 1,693,341     $ 1,109,463
  Work in process...............    2,136,996       1,760,990
  Finished goods................    2,412,133       2,363,335
                                  -----------     -----------
                                  $ 6,242,470     $ 5,233,788
                                  ===========     ===========
Net Property, Plant and
  Equipment:
  Land and improvements.........  $ 1,015,635     $ 1,015,635
  Buildings and improvements....    5,823,984       5,779,993
  Production equipment, leased
    machines and other..........   29,272,638      28,201,191
                                  -----------     -----------
                                   36,112,257      34,996,819
  Accumulated depreciation......   24,965,941      23,447,245
                                  -----------     -----------
                                  $11,146,316     $11,549,574
                                  ===========     ===========
Other Accrued Expenses:
  Property taxes................  $   117,668     $   112,794
  Unearned revenue and customer
    deposits....................      113,678         120,893
  All other items...............      373,299         137,253
                                  -----------     -----------
                                  $   604,645     $   370,940
                                  ===========     ===========

3--LEASED MACHINES--Lease revenue amounted to $107,976 in 2004, $160,312 in 2003 and $198,869 in 2002. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                          2004         2003
                                        ---------    ---------
Cost..................................  $264,231     $343,833
Accumulated depreciation..............   246,589      331,933
                                        --------     --------
Carrying value........................  $ 17,642     $ 11,900
                                        ========     ========

4--INCOME TAXES--The provision for income tax expense consists of the following:

                              2004         2003         2002
                           ----------   ----------   -----------
Current:
  Federal................  $  766,000   $  408,000   $ 1,203,000
  State..................       7,000        5,000        10,000
Deferred.................      19,000       12,000       144,000
                           ----------   ----------   -----------
                           $  792,000   $  425,000   $ 1,357,000
                           ==========   ==========   ===========

The deferred tax liabilities and assets consist of the following:

                                      2004            2003
                                  ------------    ------------
Depreciation....................  $(1,560,071)    $(1,592,820)
                                  -----------     -----------
Inventory.......................      288,775         338,281
Accrued vacation................      163,478         171,491
Allowance for doubtful
  accounts......................       45,300          76,800
Other, net......................       65,434          28,164
                                  -----------     -----------
                                      562,987         614,736
                                  -----------     -----------
                                  $  (997,084)    $  (978,084)
                                  ===========     ===========

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                                      2004              2003               2002
                                 ---------------   ---------------   -----------------
                                  AMOUNT     %      Amount     %       Amount      %
                                 ---------------   ---------------   -----------------
Expected tax at U.S. Statutory
 rate..........................  $787,000   34.0   $422,000   34.0   $1,347,000   34.0
State taxes, net of federal
 benefit.......................     5,000     .2      3,000     .2        7,000     .2
Other, net.....................        --     --         --     --        3,000     .1
                                 --------   ----   --------   ----   ----------   ----
Income tax expense.............  $792,000   34.2   $425,000   34.2   $1,357,000   34.3
                                 ========   ====   ========   ====   ==========   ====

5--NOTE PAYABLE--The Company has a $1 million line of credit, which expires May 31, 2005, and remained unused at December 31, 2004.

6--TREASURY STOCK TRANSACTIONS--In 2002, the Company purchased 1,000 shares of its common stock for $26,976. These shares are being held in treasury. During 2004 and 2003, no shares were purchased.

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

8--PROFIT SHARING PLAN--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $252,000 in 2004, $133,000 in 2003 and $435,000 in 2002.

9--OTHER INCOME, NET--consists of the following:

                                 2004       2003       2002
                                -------   --------   --------
Interest income...............  $64,488   $ 72,087   $ 83,770
Interest expense..............       --    (22,847)   (79,556)
Other.........................   13,922     15,533     15,560
                                -------   --------   --------
                                $78,410   $ 64,773   $ 19,774
                                =======   ========   ========

10--SEGMENT INFORMATION--The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools

--------------------------------------------------------------------------------

(CHIGAGO RIVET LOGO)
--------------------------------------------------------------------------------

for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

                                                 ASSEMBLY
                                   FASTENER     EQUIPMENT      OTHER      CONSOLIDATED
                                  -----------   ----------   ----------   ------------
YEAR ENDED DECEMBER 31, 2004:
Net sales and lease revenue.....  $32,477,800   $6,755,066   $       --   $39,232,866
Depreciation....................    1,513,978     112,868       131,116     1,757,962
Segment profit..................    2,884,308   1,648,034            --     4,532,342
Selling and administrative
 expenses.......................                              2,281,396     2,281,396
Interest expense................                                     --            --
Interest income.................                                (64,488)      (64,488)
                                                                          ------------
Income before income taxes......                                            2,315,434
                                                                          ------------
Capital expenditures............    1,332,122      19,774         7,686     1,359,582
Segment assets:
 Accounts receivable............    4,318,921     548,694            --     4,867,615
 Inventory......................    4,313,907   1,928,563            --     6,242,470
 Property, plant and
   equipment....................    8,912,268   1,355,437       878,611    11,146,316
 Other assets...................           --          --     7,043,056     7,043,056
                                                                          ------------
                                                                           29,299,457
                                                                          ------------
Year Ended December 31, 2003:
Net sales and lease revenue.....  $31,024,036   $7,166,872   $       --   $38,190,908
Depreciation....................    1,490,592     161,200       209,808     1,861,600
Segment profit..................    2,084,889   1,482,888            --     3,567,777
Selling and administrative
 expenses.......................                              2,374,490     2,374,490
Interest expense................                                 22,847        22,847
Interest income.................                                (72,087)      (72,087)
                                                                          ------------
Income before income taxes......                                            1,242,527
                                                                          ------------
Capital expenditures............      535,268      89,379        17,068       641,715
Segment assets:
 Accounts receivable............    3,836,968     712,200            --     4,549,168
 Inventory......................    3,191,132   2,042,656            --     5,233,788
 Property, plant and
   equipment....................    9,099,003   1,448,530     1,002,041    11,549,574
 Other assets...................           --          --     6,805,850     6,805,850
                                                                          ------------
                                                                           28,138,380
                                                                          ------------
Year Ended December 31, 2002:
Net sales and lease revenue.....  $34,991,758   $8,021,008   $       --   $43,012,766
Depreciation....................    1,474,228     217,665       223,833     1,915,726
Segment profit..................    4,499,657   2,325,353            --     6,825,010
Selling and administrative
 expenses.......................                              2,868,149     2,868,149
Interest expense................                                 79,556        79,556
Interest income.................                                (83,770)      (83,770)
                                                                          ------------
Income before income taxes......                                            3,961,075
                                                                          ------------
Capital expenditures............      790,261      13,446        82,302       886,009
Segment assets:
 Accounts receivable............    4,115,988     878,709            --     4,994,697
 Inventory......................    3,874,804   2,215,137            --     6,089,941
 Property, plant and
   equipment....................   10,054,327   1,530,960     1,196,911    12,782,198
 Other assets...................           --          --     6,221,337     6,221,337
                                                                          ------------
                                                                           30,088,173
                                                                          ------------

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 13, 13 and 18 percent and 22, 21 and 17 percent of consolidated revenues during 2004, 2003 and 2002, respectively.

11--OTHER UNUSUAL ITEMS OF INCOME AND EXPENSE--During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. Fourth quarter net income includes the net favorable effect of certain adjustments related to inventory and certain accruals of $.01 per share for 2002. There was no fourth quarter adjustment in 2004 and 2003.

12--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $44,000, $40,000 and $41,000 for 2004, 2003 and 2002,
respectively. Total future minimum rentals at December 31, 2004 are not significant.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
March 21, 2005

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           2004           2003           2002           2001           2000
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $39,232,866    $38,190,908    $43,012,766    $40,443,010    $45,423,263
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                2,315,434      1,242,527      3,961,075      2,691,270      3,986,161
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                1,523,434        817,527      2,604,075      1,792,270      2,656,161
-------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share                                           1.58            .85           2.69           1.85           2.60
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share                                             .72            .97            .87            .97           1.07
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                           966,132        966,132        966,537        967,132      1,022,627
-------------------------------------------------------------------------------------------------------------------------------
Working Capital                                          15,222,262     14,020,185     12,874,182     11,616,424     12,001,291
-------------------------------------------------------------------------------------------------------------------------------
Total Debt                                                       --             --      1,632,760      3,432,760      5,232,760
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             29,299,457     28,138,380     30,088,173     29,678,013     31,157,119
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     24,817,303     23,989,484     24,109,105     22,372,924     21,518,773
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (UNAUDITED)

                           1ST           2ND          3RD           4TH
                         QUARTER       QUARTER      QUARTER       QUARTER
                       -----------   -----------   ----------   -----------
2004
Net Sales and Lease
 Revenue.............  $10,168,964   $10,237,556   $9,324,695   $ 9,501,651
Gross Profit.........    2,022,406     2,230,568    2,154,471     1,870,624
Net Income...........      290,988       386,276      601,615       244,555
Per Share Data:
 Net Income Per
   Share.............          .30           .40          .62           .26
 Average Common
   Shares
   Outstanding.......      966,132       966,132      966,132       966,132

2003
Net Sales and Lease
 Revenue.............  $10,236,463   $10,005,944   $8,831,742   $ 9,116,759
Gross Profit.........    2,385,529     1,929,633    1,539,172     1,592,470
Net Income...........      465,241       221,621        5,431       125,234
Per Share Data:
 Net Income Per
   Share.............          .48           .23          .01           .13
 Average Common
   Shares
   Outstanding.......      966,132       966,132      966,132       966,132

2002
Net Sales and Lease
 Revenue.............  $10,452,326   $12,437,856   $9,832,012   $10,290,572
Gross Profit.........    2,575,805     3,116,223    2,280,903     2,612,632
Net Income...........      625,116       902,589      435,015       641,355
Per Share Data:
 Net Income Per
   Share.............          .65           .93          .45           .66
 Average Common
   Shares
   Outstanding.......      967,132       966,768      966,132       966,132

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange. The ticker symbol is: CVR.

At December 31, 2004, there were approximately 290 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.



                        Dividends
                         Declared                  Market Range
                       ----------------------------------------------------
Quarter                2004    2003          2004                2003
---------------------  ----    ----    ----------------    ----------------
First................  $.18    $.43*   $31.70    $27.10    $25.50    $22.80
Second...............   .18     .18    $29.98    $27.45    $26.26    $24.10
Third................   .18     .18    $27.50    $25.25    $29.99    $26.30
Fourth...............   .18     .18    $27.61    $25.84    $28.24    $25.00

---------------
* Includes an extra dividend of $.25 per share.

--------------------------------------------------------------------------------
 12

                                                      [CHIGAGO RIVET LETTERHEAD]
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

EDWARD L. CHOTT(a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
The Broaster Co.
Beloit, Wisconsin

KENT H. COONEY(a)
Chief Financial Officer of
Heldon Bay Limited Partnership
Bigfork, Montana

NIRENDU DHAR
General Manager of
H & L Tool Company, Inc.

WILLIAM T. DIVANE, JR.(a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

GEORGE P. LYNCH(c)
Attorney at Law
George Patrick Lynch, Ltd.
Lisle, Illinois

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

WEB SITE
www.chicagorivet.com

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville, Illinois 60566 - Telephone: (630) 357-8500

--------------------------------------------------------------------------------

                      [CHICAGO RIVET GRAPHIC & LETTERHEAD]

--------------------------------------------------------------------------------