Form 10-K, Exhibit 13
period 2005-12-31
CHICAGO RIVET & MACHINE CO
filed 2006-03-30
CIK 19871

                                                                      EXHIBIT 13

                              [CHICAGO RIVET LOGO]
                          Chicago Rivet & Machine Co.
                               2005 Annual Report

                                                                               .
                                                                               .
                                                                               .

[CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------

HIGHLIGHTS

------------------------------------------------------------------------------------------
                                                    2005           2004           2003
------------------------------------------------------------------------------------------
NET SALES AND LEASE REVENUE....................  $39,760,756    $39,232,866    $38,190,908
NET INCOME (LOSS)..............................     (398,612)     1,523,434        817,527
NET INCOME (LOSS) PER SHARE....................         (.41)          1.58            .85
DIVIDENDS PER SHARE............................          .87            .72            .97
NET CASH PROVIDED BY OPERATING ACTIVITIES......      693,152      2,320,060      3,810,415
EXPENDITURES FOR PROPERTY, PLANT AND
  EQUIPMENT....................................      647,162      1,359,582        641,715
WORKING CAPITAL................................   14,839,923     15,222,262     14,020,185
TOTAL SHAREHOLDERS' EQUITY.....................   23,578,156     24,817,303     23,989,484
COMMON SHARES OUTSTANDING AT YEAR-END..........      966,132        966,132        966,132
SHAREHOLDERS' EQUITY PER COMMON SHARE..........        24.40          25.69          24.83

ANNUAL MEETING

The annual meeting of shareholders
will be held on May 9, 2006 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. - 901 Frontenac Road - P.O. Box 3061 - Naperville, Illinois 60566 - Telephone: (630) 357-8500
--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
ON FINANCIAL CONDITION AND RESULTS OF OPERATIONS            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

    The past year was one of the more difficult years in the Company's history. Although revenues within the fastener segment improved over 2004, this increase reflects a partial recovery of higher raw material costs, rather than an increase in volume. In addition, changes in our product mix had a negative impact on our bottom line. Demand within the assembly equipment segment, where we have traditionally enjoyed higher margins, continued to be weak, and this segment accounted for a smaller portion of revenues than in past years. Within the fastener segment, margins were adversely impacted by an increase in the percentage of product produced through the screw machine process -- which has traditionally generated lower margins than cold-headed parts.

    Results were also adversely impacted by higher than normal administrative expenses related to legal matters and compliance with the Sarbanes-Oxley Act of 2002.

2005 COMPARED TO 2004

    Revenues within the fastener segment increased by nearly $1.5 million, or 4.5%, compared with the prior year. However, a change in product mix, combined with ongoing competitive pressures within our markets, which adversely impacted selling prices, contributed to the decline in gross margins within this segment. Change in product mix was the primary factor causing material costs to increase $1.3 million compared to 2004 and was also the main factor contributing to a $757,000 increase in outside processing services. Labor and fringe benefit costs increased approximately $350,000. Tooling costs increased by approximately $518,000 compared to 2004, primarily due to costs related to the manufacture of new parts used in a number of new automotive platform launches. The Company also incurred an increase of $253,000 related to costs associated with expedited delivery due to shortened customer lead-time requirements.

    Weak demand continued to characterize the assembly equipment segment of our business, contributing to a decline in revenues of $944,000, or 14%, compared to the prior year. We were able to reduce most manufacturing costs in direct proportion to the decline in revenues. Labor and fringe benefit costs declined by $305,000. Raw material costs were $91,000 lower than the prior year. Most other elements of cost declined as a result of lower volumes. However, the net effect of lower volume was a decline of $491,000 in gross margins.

    Selling and administrative expenses increased by $682,000 compared to 2004. The single largest factor affecting comparisons between this year and last is that during 2004, the Company received a refund of the Michigan single business tax that amounted to $330,000. This refund was the result of a successful appeal of the tax calculation for the prior four years. Professional fees and expenses incurred, primarily related to compliance with the Sarbanes-Oxley Act of 2002, increased by $359,000 during 2005. Legal fees increased approximately $140,000, primarily due to protracted litigation that was resolved in 2005. Bad debt expense increased $73,000, primarily in connection with the bankruptcy of certain customers. These increases were partially offset by reductions in a variety of other expenses; the most significant being a reduction in profit sharing expense of $127,000 due to the decrease in profitability and lower depreciation of office equipment of $57,000.

    During the fourth quarter of 2005, the Company realized a gain of $256,660 from proceeds received due to the demutualization of an insurance provider.

2004 COMPARED TO 2003

    Within the fastener segment, revenues increased by 4.7%, or nearly $1.5 million. Approximately $1.0 million of this increase represents the recovery of higher material costs related to the increase in the price of steel wire and rod which are our primary raw materials. The balance of the increase is primarily due to an increase in units shipped. Increases in the price of raw materials consumed in production amounted to $1,195,000. This was partially offset by an increase of $205,000 in scrap recovery and purchase discounts. In addition, perishable tooling expense increased $244,000 due to expenses related to the initial production of a number of new parts, while wage and fringe benefit costs increased $122,000. These higher costs were partially offset by a $317,000 reduction in outside material processing costs, due to a change in product mix, and by savings of $193,000 realized by handling the majority of our routine maintenance internally, rather than outsourcing as had been the practice previously. The net effect of these changes contributed to a $693,000 improvement in gross margin for this segment compared with 2003.

    Revenues within the assembly equipment segment declined 5.7%, or $412,000, compared to the prior year. This change was due to lower unit volumes, which reflected lower demand for the product in this segment. Despite the reduction in volume, gross margins improved by $138,000 compared with 2003. Factors contributing to this improvement included: savings of $355,000 in wage and related benefit costs arising from reductions in the workforce undertaken in the fourth quarter of 2003; a reduction of $51,000 in material costs, primarily due to reduced volumes; and a reduction in depreciation expense of $45,000 as more equipment became fully depreciated.

    Selling and administrative expenses declined 3.6%, or $228,000, in 2004 compared with 2003. The largest single factor contributing to this change was a successful appeal of

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

the Michigan single business tax paid in four prior years. The amount of this refund was $330,000. Reductions in headcount contributed to a net reduction of $127,000 in salary and fringe benefit expense. These savings were partially offset by an increase of $120,000 in profit sharing expense related to the increase in pre-tax income.

DIVIDENDS

    In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2005. In addition, an extra dividend of $.15 per share was paid during the second quarter of 2005, bringing the total dividend distribution to $.87 per share. On February 20, 2006, your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2006 to shareholders of record on March 3, 2006. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 72 years.

PROPERTY, PLANT AND EQUIPMENT

    Total capital expenditures in 2005 were $647,162. Of the total, $460,000 was invested in building improvements, including $422,495 for new roofs at two facilities. Fastener segment equipment additions amounted to $91,000, primarily for equipment related to plating of parts and quality control. Assembly equipment segment additions totaled $36,000, with approximately $32,000 expended for equipment used to manufacture perishable tooling. The remaining additions related primarily to computer equipment and other miscellaneous equipment benefiting both operating segments.

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

    Depreciation expense amounted to $1,703,382 in 2005, $1,757,962 in 2004, and $1,861,600 in 2003.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital declined approximately $382,000 between December 31, 2004 and December 31, 2005. The Company's holdings in cash, cash equivalents and certificates of deposit amounted to approximately $5.7 million at the end of 2005, a decline of $.5 million compared with the prior year-end. Inventories were reduced by nearly $.3 million, as higher than normal quantities on hand at the start of the year were reduced. Accounts receivable increased approximately $.5 million compared with the prior year-end, reflecting higher shipments during the latter portion of 2005 compared with the same period in 2004. The accrual for profit sharing contribution decreased $.1 million compared to the prior year, due to reduced profitability in 2005, while other accrued expenses increased $.2 million primarily due to an increase in customer deposits. The Company has a $1.0 million line of credit, which expires May 31, 2006. This line of credit remains unused.

OFF-BALANCE SHEET ARRANGEMENTS

    The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

    The following table presents a summary of the Company's contractual obligations as of December 31, 2005:

                                      PAYMENTS DUE BY PERIOD
                       ----------------------------------------------------
                                    LESS                             MORE
CONTRACTUAL                         THAN      1 - 3      4 - 5       THAN
OBLIGATION              TOTAL      1 YEAR     YEARS      YEARS     5 YEARS
-----------            --------   --------   --------   --------   --------
Long-term Debt.......  $     --   $     --   $     --   $     --   $     --
Capital Lease
 Obligations.........        --         --         --         --         --
Operating Leases.....    68,802     28,868     39,934         --         --
Purchase
 Obligations.........   647,594    536,885    110,709         --         --
                       --------   --------   --------   --------   --------
Total................  $716,396   $565,753   $150,643   $     --   $     --
                       ========   ========   ========   ========   ========

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)                                                 [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

    Management believes that current cash, cash equivalents, operating cash flow and available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    As of December 31, 2005, the Company did not have any outstanding debt. The Company did not use any derivative financial instruments during 2005.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. A summary of critical accounting policies can be found in Note 1 of the financial statements.

NEW ACCOUNTING STANDARDS

    The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    The firm of PricewaterhouseCoopers LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2004.

    On February 28, 2005, the Company was notified by PricewaterhouseCoopers LLP that they would not stand for re-election as the Company's independent registered public accounting firm for the year ending December 31, 2005. PricewaterhouseCoopers LLP agreed, however, to continue to serve as the Company's independent registered public accounting firm until completion of its procedures on the financial statements of the Company for the year ended December 31, 2004. On March 21, 2005, PricewaterhouseCoopers LLP completed its procedures on the financial statements of the Company for the year ended December 31, 2004, and ceased serving as the Company's independent registered public accounting firm.

    On March 23, 2005, the Audit Committee engaged Grant Thornton LLP to serve as the Company's independent registered public accounting firm for the year ended December 31, 2005.

    The reports of PricewaterhouseCoopers LLP on the Company's financial statements for the years ended December 31, 2004 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2004 and 2003 and through March 21, 2005, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference thereto in its report on the Company's financial statements for such years. During the years ended December 31, 2004 and 2003 and through March 21, 2005, there were no "reportable events" (as defined in SEC Regulation S-K Item 304(a)(1)(v)).

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

PERSONNEL

    On November 21, 2005, John C. Osterman, President, Chief Operating Officer and Treasurer of the Company and a member of the Company's Board of Directors, notified the Company of his intention to retire. Mr. Osterman's retirement from his positions as an officer of the Company will become effective on December 31, 2006 or such earlier date as the Company designates a replacement. In connection with his decision to retire, Mr. Osterman's term as a director will end as of the 2006 Annual Meeting of Shareholders of the Company.

    On February 20, 2006, the Board of Directors elected Michael J. Bourg to the position of Executive Vice President of the Company. Mr. Bourg has been an officer of the Company and an integral part of the management team since his employment in December 1998.

OUTLOOK FOR 2006

    Many of the challenges that contributed to poor results in 2005 remain in evidence as we begin 2006. Increasing revenues remains critical to a return to profitability and continues to be a key objective. Our primary market is dominated by the activities of the "Big Three" domestic automobile

--------------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)
--------------------------------------------------------------------------------

manufacturers. Unfortunately, according to published data, their 2005 domestic production declined by nearly 7%, the second, successive year-to-year decline. It is too early in the year to project what their level of operations will be for 2006. In addition, their financial condition is such that they have announced objectives to reduce the cost of the material that they purchase. This will likely result in continued pressure to reduce prices we charge for our product, while simultaneously reducing demand for domestic product as they rely more heavily on parts produced in lower cost economies. This does not auger well for our ability to obtain much needed recovery of higher raw material costs.

    We have made efforts to increase our sales revenues in all markets. Ongoing initiatives to have our product approved and used in foreign nameplates produced within the United States have met with some success and we plan to continue to pursue opportunities in this market. Our sales efforts will continue to emphasize value over price and will focus on more complex products used by customers for which our experience, expertise, quality and service are important factors in purchasing decisions.

    We anticipate that selling and administrative expenses, which have been unusually high due to costs related to litigation and compliance with the Sarbanes-Oxley Act of 2002, will be lower in 2006. On the other hand, it is likely that our customers will continue to demand reductions in prices without sacrificing quality or service. As our customers increasingly look to foreign sources to obtain product, we will be challenged to offer a level of quality and service that cannot be matched by offshore producers. In order to meet these challenges, we will continue to seek out creative solutions that help improve our operations at all levels while continuing our efforts to control operating costs.

    We wish to thank our customers, our employees and our shareholders for their loyalty during what has been a very difficult period for the Company. We believe that this continued support, combined with the Company's sound financial condition, will help us as we face the challenges and pursue the opportunities that the new year will bring.

                                     Respectfully,


      /s/ J. A. MORRISSEY                         /s/ JOHN C. OSTERMAN
       John A. Morrissey                            John C. Osterman
            Chairman                                   President

March 23, 2006

FORWARD-LOOKING STATEMENTS

     This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under "Risk Factors" in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales to two major customers, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligations to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

--------------------------------------------------------------------------------

                                                            [CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------------------------
December 31                                                        2005                2004
-----------------------------------------------------------------------------------------------
                           ASSETS
Current Assets
  Cash and Cash Equivalents.................................    $ 4,730,837         $ 5,464,368
  Certificates of Deposit...................................      1,005,000             805,000
  Accounts Receivable -- Less allowances of $210,000 and
     $130,000, respectively.................................      5,370,611           4,867,615
  Inventories...............................................      5,971,695           6,242,470
  Deferred Income Taxes.....................................        560,191             554,191
  Other Current Assets......................................        232,142             219,497
                                                                -----------         -----------
  Total Current Assets......................................     17,870,476          18,153,141
Net Property, Plant and Equipment...........................     10,051,508          11,146,316
                                                                -----------         -----------
Total Assets................................................    $27,921,984         $29,299,457
                                                                ===========         ===========


            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts Payable..........................................    $ 1,452,314         $ 1,367,221
  Accrued Wages and Salaries................................        680,969             706,701
  Accrued Profit Sharing Plan Contribution..................        125,000             252,312
  Other Accrued Expenses....................................        772,270             604,645
                                                                -----------         -----------
  Total Current Liabilities.................................      3,030,553           2,930,879
Deferred Income Taxes.......................................      1,313,275           1,551,275
                                                                -----------         -----------
  Total Liabilities.........................................      4,343,828           4,482,154
                                                                -----------         -----------
Commitments and Contingencies (Note 10)
Shareholders' Equity
  Preferred Stock, No Par Value, 500,000 Shares Authorized:
     None Outstanding.......................................             --                  --
  Common Stock, $1.00 Par Value, 4,000,000 Shares
     Authorized: 1,138,096 Shares Issued....................      1,138,096           1,138,096
  Additional Paid-in Capital................................        447,134             447,134
  Retained Earnings.........................................     25,915,024          27,154,171
  Treasury Stock, 171,964 Shares at cost....................     (3,922,098)         (3,922,098)
                                                                -----------         -----------
  Total Shareholders' Equity................................     23,578,156          24,817,303
                                                                -----------         -----------
Total Liabilities and Shareholders' Equity..................    $27,921,984         $29,299,457
                                                                ===========         ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

[CHICAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME


-----------------------------------------------------------------------------------------------
For the Years Ended December 31                          2005           2004           2003
-----------------------------------------------------------------------------------------------
Net Sales and Lease Revenue.......................    $39,760,756    $39,232,866    $38,190,908
Cost of Goods Sold and Costs Related to Lease
  Revenue.........................................     34,060,469     30,954,797     30,744,104
                                                      -----------    -----------    -----------
Gross Profit......................................      5,700,287      8,278,069      7,446,804
Selling and Administrative Expenses...............      6,723,386      6,041,045      6,269,050
                                                      -----------    -----------    -----------
Operating Income (Loss)...........................     (1,023,099)     2,237,024      1,177,754
Other Income, net.................................        418,487         78,410         64,773
                                                      -----------    -----------    -----------
Income (Loss) Before Income Taxes.................       (604,612)     2,315,434      1,242,527
Provision for Income Taxes........................       (206,000)       792,000        425,000
                                                      -----------    -----------    -----------
Net Income (Loss).................................    $  (398,612)   $ 1,523,434    $   817,527
                                                      ===========    ===========    ===========
Net Income (Loss) Per Share.......................    $      (.41)   $      1.58    $       .85
                                                      ===========    ===========    ===========

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


-----------------------------------------------------------------------------------------------
For the Years Ended December 31                          2005           2004           2003
-----------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Year............    $27,154,171    $26,326,352    $26,445,973
Net Income (Loss).................................       (398,612)     1,523,434        817,527
Cash Dividends Paid, $.87 Per Share in 2005, $.72
  Per Share in 2004 and $.97 Per Share in 2003....       (840,535)      (695,615)      (937,148)
                                                      -----------    -----------    -----------
Retained Earnings at End of Year..................    $25,915,024    $27,154,171    $26,326,352
                                                      ===========    ===========    ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
 6

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------
For the Years Ended December 31                              2005           2004           2003
---------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income (Loss).....................................    $  (398,612)   $ 1,523,434    $   817,527
Adjustments to Reconcile Net Income (Loss) to Net Cash
  Provided by Operating Activities:
  Depreciation and Amortization.......................      1,703,382      1,757,962      1,861,600
  Net (Gain) Loss on the Sale of Properties...........         38,088          2,148        (11,405)
  Gain from Demutualization...........................       (256,660)            --             --
  Deferred Income Taxes...............................       (244,000)        19,000         12,000
  Changes in Operating Assets and Liabilities:
    Accounts Receivable, net..........................       (502,996)      (318,447)       445,529
    Inventories.......................................        270,775     (1,008,682)       856,153
    Other Current Assets..............................        (12,645)          (937)        59,423
    Accounts Payable..................................         81,239         40,501        188,849
    Accrued Wages and Salaries........................        (25,732)       (47,693)       (41,526)
    Accrued Profit Sharing Plan Contribution..........       (127,312)       119,069       (302,299)
    Other Accrued Expenses............................        167,625        233,705        (75,436)
                                                          -----------    -----------    -----------
         Net Cash Provided by Operating Activities....        693,152      2,320,060      3,810,415
                                                          -----------    -----------    -----------
Cash Flows from Investing Activities:
  Capital Expenditures................................       (643,308)    (1,342,906)      (641,715)
  Proceeds from the Sale of Properties................            500          2,730         24,144
  Proceeds from Demutualization.......................        256,660             --             --
  Proceeds from Held-to-Maturity Securities...........      1,035,000        665,000      3,207,733
  Purchases of Held-to-Maturity Securities............     (1,235,000)    (1,015,000)      (505,000)
                                                          -----------    -----------    -----------
       Net Cash (Used in) Provided by Investing
         Activities...................................       (586,148)    (1,690,176)     2,085,162
                                                          -----------    -----------    -----------
Cash Flows from Financing Activities:
  Payments under Term Loan Agreement..................             --             --     (1,632,760)
  Cash Dividends Paid.................................       (840,535)      (695,615)      (937,148)
                                                          -----------    -----------    -----------
       Net Cash Used in Financing Activities..........       (840,535)      (695,615)    (2,569,908)
                                                          -----------    -----------    -----------
Net (Decrease) Increase in Cash and Cash
  Equivalents.........................................       (733,531)       (65,731)     3,325,669
Cash and Cash Equivalents:
  Beginning of Year...................................      5,464,368      5,530,099      2,204,430
                                                          -----------    -----------    -----------
  End of Year.........................................    $ 4,730,837    $ 5,464,368    $ 5,530,099
                                                          ===========    ===========    ===========
Cash Paid During the Year for:
  Income Taxes........................................    $        --    $   573,307    $   508,213
  Interest............................................    $        --    $        --    $    20,633
Supplemental Schedule of Non-cash Investing
  Activities:
  Capital Expenditures in Accounts Payable............    $     3,854    $    16,676    $        --

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

Asset category                              Estimated useful life
-----------------------------------------------------------------
Land improvements..........................        15 to 25 years
Buildings and improvements.................        10 to 35 years
Machinery and equipment....................         7 to 15 years
Automatic rivet setting machines on
  lease....................................              10 years
Capitalized software costs.................          3 to 5 years
Other equipment............................         3 to 15 years

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

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2005, 2004 and 2003.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2--BALANCE SHEET DETAILS

                                      2005            2004
                                  ------------    ------------
Inventories:
  Raw materials.................  $ 1,586,744     $ 1,693,341
  Work in process...............    2,218,774       2,136,996
  Finished goods................    2,166,177       2,412,133
                                  -----------     -----------
                                  $ 5,971,695     $ 6,242,470
                                  ===========     ===========
Net Property, Plant and
  Equipment:
  Land and improvements.........  $ 1,029,035     $ 1,015,635
  Buildings and improvements....    6,251,144       5,823,984
  Production equipment, leased
    machines and other..........   29,163,667      29,272,638
                                  -----------     -----------
                                   36,443,846      36,112,257
  Accumulated depreciation......   26,392,338      24,965,941
                                  -----------     -----------
                                  $10,051,508     $11,146,316
                                  ===========     ===========
Other Accrued Expenses:
  Property taxes................  $   115,799     $   117,668
  Unearned revenue and customer
    deposits....................      339,943         113,678
  All other items...............      316,528         373,299
                                  -----------     -----------
                                  $   772,270     $   604,645
                                  ===========     ===========

3--LEASED MACHINES--Lease revenue amounted to $107,298 in 2005, $107,976 in 2004 and $160,312 in 2003. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                          2005         2004
                                        ---------    ---------
Cost..................................  $246,965     $264,231
Accumulated depreciation..............   233,873      246,589
                                        --------     --------
Carrying value........................  $ 13,092     $ 17,642
                                        ========     ========

4--INCOME TAXES--The provision for income tax expense (benefit) consists of the following:

                              2005         2004         2003
                           ----------   ----------   -----------
Current:
  Federal................  $   38,000   $  766,000   $   408,000
  State..................          --        7,000         5,000
Deferred.................    (244,000)      19,000        12,000
                           ----------   ----------   -----------
                           $ (206,000)  $  792,000   $   425,000
                           ==========   ==========   ===========

The deferred tax liabilities and assets consist of the following:

                                      2005            2004
                                  ------------    ------------
Depreciation....................  $(1,319,998)    $(1,560,071)
                                  -----------     -----------
Inventory.......................      307,912         288,775
Accrued vacation................      176,076         163,478
Allowance for doubtful
  accounts......................       72,700          45,300
Other, net......................       10,226          65,434
                                  -----------     -----------
                                      566,914         562,987
                                  -----------     -----------
                                  $  (753,084)    $  (997,084)
                                  ===========     ===========

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                                     2005               2004               2003
                               -----------------   ---------------   -----------------
                                AMOUNT       %      Amount     %       Amount      %
                               -----------------   ---------------   -----------------
Expected tax at U.S.
 Statutory rate..............  $(206,000)  (34.0)  $787,000   34.0     $422,000   34.0
State taxes, net of federal
 benefit.....................         --      --      5,000     .2        3,000     .2
                               ---------   -----   --------   ----   ----------   ----
Income tax expense
 (benefit)...................  $(206,000)  (34.0)  $792,000   34.2     $425,000   34.2
                               =========   =====   ========   ====   ==========   ====

5--NOTE PAYABLE--The Company has a $1 million line of credit, which expires May 31, 2006, and remained unused at December 31, 2005.

6--SHAREHOLDER RIGHTS AGREEMENT--On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

7--PROFIT SHARING PLAN--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $125,000 in 2005, $252,000 in 2004 and $133,000 in 2003.

8--OTHER INCOME, NET--consists of the following:

                                 2005       2004       2003
                               --------   --------   --------
Interest income..............  $148,049   $ 64,488   $ 72,087
Gain from demutualization....   256,660         --         --
Interest expense.............        --         --    (22,847)
Other........................    13,778     13,922     15,533
                               --------   --------   --------
                               $418,487   $ 78,410   $ 64,773
                               ========   ========   ========

During 2005, the Company realized a gain of $256,660 from proceeds received due to the demutualization of an insurance provider.

9--SEGMENT INFORMATION--The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools

--------------------------------------------------------------------------------

(CHIGAGO RIVET LOGO)
--------------------------------------------------------------------------------

for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

                                                  ASSEMBLY
                                   FASTENER      EQUIPMENT       OTHER      CONSOLIDATED
                                  -----------   ------------   ----------   ------------
YEAR ENDED DECEMBER 31, 2005:
Net sales and lease revenue.....  $33,949,293    $5,811,463    $       --   $39,760,756
Depreciation....................    1,519,971       104,968        78,443     1,703,382
Segment profit..................      180,156     1,249,094            --     1,429,250
Selling and administrative
 expenses.......................                                2,438,571     2,438,571
Interest expense................                                       --            --
Interest income.................                                 (148,049)     (148,049)
Gain from demutualization.......                                 (256,660)     (256,660)
                                                                            ------------
Loss before income taxes........                                               (604,612)
                                                                            ------------
Capital expenditures............      451,601        35,555       160,006       647,162
Segment assets:
 Accounts receivable............    4,758,839       611,772            --     5,370,611
 Inventory......................    4,113,081     1,858,614            --     5,971,695
 Property, plant and
   equipment....................    7,807,711     1,283,624       960,173    10,051,508
 Other assets...................           --            --     6,528,170     6,528,170
                                                                            ------------
                                                                             27,921,984
                                                                            ------------
Year Ended December 31, 2004:
Net sales and lease revenue       $32,477,800..  $6,755,066    $       --   $39,232,866
Depreciation....................    1,513,978       112,868       131,116     1,757,962
Segment profit..................    2,884,308     1,648,034            --     4,532,342
Selling and administrative
 expenses.......................                                2,281,396     2,281,396
Interest expense................                                       --            --
Interest income.................                                  (64,488)      (64,488)
                                                                            ------------
Income before income taxes......                                              2,315,434
                                                                            ------------
Capital expenditures............    1,332,122        19,774         7,686     1,359,582
Segment assets:
 Accounts receivable............    4,318,921       548,694            --     4,867,615
 Inventory......................    4,313,907     1,928,563            --     6,242,470
 Property, plant and
   equipment....................    8,912,268     1,355,437       878,611    11,146,316
 Other assets...................           --            --     7,043,056     7,043,056
                                                                            ------------
                                                                             29,299,457
                                                                            ------------
Year Ended December 31, 2003:
Net sales and lease revenue.....  $31,024,036    $7,166,872    $       --   $38,190,908
Depreciation....................    1,490,592       161,200       209,808     1,861,600
Segment profit..................    2,084,889     1,482,888            --     3,567,777
Selling and administrative
 expenses.......................                                2,374,490     2,374,490
Interest expense................                                   22,847        22,847
Interest income.................                                  (72,087)      (72,087)
                                                                            ------------
Income before income taxes......                                              1,242,527
                                                                            ------------
Capital expenditures............      535,268        89,379        17,068       641,715
Segment assets:
 Accounts receivable............    3,836,968       712,200            --     4,549,168
 Inventory......................    3,191,132     2,042,656            --     5,233,788
 Property, plant and
   equipment....................    9,099,003     1,448,530     1,002,041    11,549,574
 Other assets...................           --            --     6,805,850     6,805,850
                                                                            ------------
                                                                             28,138,380
                                                                            ------------

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 24, 22 and 21 percent and 13, 13 and 13 percent of consolidated revenues during 2005, 2004 and 2003, respectively.

10--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $38,000, $44,000 and $40,000 for 2005, 2004 and 2003,
respectively. Total future minimum rentals at December 31, 2005 are not significant.

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

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    We have audited the accompanying consolidated balance sheet of Chicago Rivet & Machine Co. and its subsidiary (the "Company") as of December 31, 2005, and the related consolidated statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary as of December 31, 2005 and the results of their operations, changes in retained earnings and cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois
March 23, 2006

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

    In our opinion, the accompanying consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, retained earnings and cash flows for each of two years in the period ended December 31, 2004 present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
March 21, 2005

--------------------------------------------------------------------------------

[CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (UNAUDITED)

                           1ST           2ND          3RD          4TH
                         QUARTER       QUARTER      QUARTER      QUARTER
                       -----------   -----------   ----------   ----------
2005
Net Sales and Lease
 Revenue.............  $10,082,862   $10,064,392   $9,718,361   $9,895,141
Gross Profit.........    1,602,439     1,417,751    1,459,759    1,220,338
Net Income (Loss)....      (76,765)     (152,487)    (169,780)         420
Per Share Data:
 Net Income (Loss)
   Per Share.........         (.08)         (.16)        (.17)         .00
 Average Common
   Shares
   Outstanding.......      966,132       966,132      966,132      966,132

2004
Net Sales and Lease
 Revenue.............  $10,168,964   $10,237,556   $9,324,695   $9,501,651
Gross Profit.........    2,022,406     2,230,568    2,154,471    1,870,624
Net Income...........      290,988       386,276      601,615      244,555
Per Share Data:
 Net Income Per
   Share.............          .30           .40          .62          .26
 Average Common
   Shares
   Outstanding.......      966,132       966,132      966,132      966,132

2003
Net Sales and Lease
 Revenue.............  $10,236,463   $10,005,944   $8,831,742   $9,116,759
Gross Profit.........    2,385,529     1,929,633    1,539,172    1,592,470
Net Income...........      465,241       221,621        5,431      125,234
Per Share Data:
 Net Income Per
   Share.............          .48           .23          .01          .13
 Average Common
   Shares
   Outstanding.......      966,132       966,132      966,132      966,132

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2005, there were approximately 270 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.



                        Dividends
                         Declared                  Market Range
                       ----------------------------------------------------
Quarter                2005    2004          2005                2004
---------------------  ----    ----    ----------------    ----------------
First................  $.33*   $.18    $32.69    $27.40    $31.70    $27.10
Second...............   .18     .18    $32.25    $28.60    $29.98    $27.45
Third................   .18     .18    $29.25    $24.20    $27.50    $25.25
Fourth...............   .18     .18    $24.37    $20.00    $27.61    $25.84

---------------
* Includes an extra dividend of $.15 per share.

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
                                                           2005           2004           2003           2002           2001
-------------------------------------------------------------------------------------------------------------------------------
Net Sales and Lease Revenue                             $39,760,756    $39,232,866    $38,190,908    $43,012,766    $40,443,010
-------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                          (604,612)     2,315,434      1,242,527      3,961,075      2,691,270
-------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                          (398,612)     1,523,434        817,527      2,604,075      1,792,270
-------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share                                    (.41)          1.58            .85           2.69           1.85
-------------------------------------------------------------------------------------------------------------------------------
Dividends Per Share                                             .87            .72            .97            .87            .97
-------------------------------------------------------------------------------------------------------------------------------
Average Common Shares Outstanding                           966,132        966,132        966,132        966,537        967,132
-------------------------------------------------------------------------------------------------------------------------------
Working Capital                                          14,839,923     15,222,262     14,020,185     12,874,182     11,616,424
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             27,921,984     29,299,457     28,138,380     30,088,173     29,678,013
-------------------------------------------------------------------------------------------------------------------------------
Total Debt                                                       --             --             --      1,632,760      3,432,760
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     23,578,156     24,817,303     23,989,484     24,109,105     22,372,924
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 12

                                                            [CHIGAGO RIVET LOGO]
--------------------------------------------------------------------------------

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

JOHN C. OSTERMAN(e)
President of the Company

CORPORATE OFFICERS

JOHN A. MORRISSEY
Chairman, Chief
Executive Officer

JOHN C. OSTERMAN
President, Chief Operating
Officer and Treasurer

MICHAEL J. BOURG
Executive Vice President
Controller

NIRENDU DHAR
General Manager of
H & L Tool Company, Inc.

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