Form 10-K, Exhibit 13
period 2007-12-31
CHICAGO RIVET & MACHINE CO
filed 2008-03-20
CIK 19871

                                                                               .
                                                                               .
                                                                               .

(CHICAGO RIVET LOGO)

--------------------------------------------------------------------------

HIGHLIGHTS





----------------------------------------------------------------------------------

                                                             2007          2006
----------------------------------------------------------------------------------

NET SALES AND LEASE REVENUE............................  $37,776,264   $40,369,977

NET INCOME.............................................    1,267,072     1,120,627

NET INCOME PER SHARE...................................         1.31          1.16

DIVIDENDS PER SHARE....................................          .72           .72

NET CASH PROVIDED BY OPERATING ACTIVITIES..............    2,835,633     2,036,841

EXPENDITURES FOR PROPERTY, PLANT AND EQUIPMENT.........      424,509     1,451,756

WORKING CAPITAL........................................   16,452,963    15,242,183

TOTAL SHAREHOLDERS' EQUITY.............................   24,574,625    24,003,168

COMMON SHARES OUTSTANDING AT YEAR-END..................      966,132       966,132

SHAREHOLDERS' EQUITY PER COMMON SHARE..................        25.44         24.84




ANNUAL MEETING
The annual meeting of shareholders
will be held on May 13, 2008 at 10:00 a.m. at 901 Frontenac Road
Naperville, Illinois


Chicago Rivet & Machine Co.  - 901 Frontenac Road  - P.O. Box 3061 - Naperville,
Illinois 60566                       -                      www.chicagorivet.com



--------------------------------------------------------------------------

MANAGEMENT'S REPORT
ON FINANCIAL CONDITION AND RESULTS OF OPERATIONS              CHICAGO RIVET LOGO

--------------------------------------------------------------------------

TO OUR SHAREHOLDERS:

RESULTS OF OPERATIONS

     Net income in 2007 was $1.31 per share compared with $1.16 per share in 2006. Although net revenues declined 6.4 percent, from $40,369,977 in 2006 to $37,776,264 in 2007, lower operating expenses and the absence of significant plant closing expenses in 2007 helped achieve improved bottom line results.

2007 COMPARED TO 2006

     The decline in revenues in 2007 affected both the fastener and assembly equipment segments. Fastener segment revenues amounted to $33,083,907 during the year, compared to $34,421,398 in 2006. Throughout the year we experienced reduced overall demand from our automotive customers as domestic automobile manufacturers, who are the end users for a large portion of our automotive customer base, reduced production in response to import brand market share gains while also attempting to reduce their reliance on less profitable fleet sales. Increases in sales to certain non-automotive customers during 2007 allowed us to limit the net fastener segment sales decline to 3.9 percent. The impact of lower net sales was offset by reductions in certain operating expenses. Tooling expenses for the year were $163,000 lower than in 2006 due to higher than normal tooling associated with new parts incurred in 2006. Due to a change in product mix, as well as investments in equipment during the last year that have expanded our capabilities, certain machining and parts sorting procedures that were formerly outsourced are now being performed internally, contributing to a $571,000 reduction in these outside production costs compared to last year. We also benefited from the reduction in certain fixed overhead items as fastener segment depreciation declined $510,323, due to certain equipment becoming fully depreciated in 2006, and expediting and rejection expenses declined $55,000. The most notable increase incurred during 2007 related to higher prices for non-ferrous metals used in some of the parts we manufacture. The transfer of production activities from Jefferson, Iowa to Tyrone, Pennsylvania that began in the third quarter of 2006 resulted in expense reductions due to the elimination of certain costs in the current year. The net decline in operating expenses during 2007 effectively offset the revenue decline, resulting in an improvement in the fastener segment gross margin to $5,788,153 compared with $5,583,254 reported in 2006.

     Assembly equipment segment revenues were $4,692,357 in 2007, a decline of $1,256,222, or 21.1 percent, compared to the $5,948,579 recorded in 2006. Demand for our products in this segment continues to be weak, and we have taken steps to reduce and control expenses wherever possible, including reductions in both staffing levels and work schedules. The cumulative effect of these actions did not fully offset the effects of reduced volume and, as a result, the assembly equipment gross margin declined to $1,572,312 from $2,257,258 last year.

     Selling and administrative expenses for 2007 were $5,816,802, a decline of $216,897, or 3.6 percent, compared with 2006. Salaries and related benefits account for approximately $94,000 of the net decline due to reduced headcount. Legal fees declined $47,000, primarily due to services in 2006 related to the Jefferson plant closing. Profit sharing expense declined $24,000 as a result of lower profits in the current year, after taking the plant closing expenses into consideration, and sales commissions declined $25,000 due to the lower sales level in 2007. The balance of the net reduction is made up of a variety of smaller expense items.

     In May of 2006, the closing of our Jefferson, Iowa fastener operation and transfer of production activities to our facility in Tyrone, Pennsylvania, was announced. The move was made to better utilize available manufacturing capacity. During the fourth quarter of 2006, manufacturing activities in Jefferson concluded. Total charges of $422,934 were recorded in 2006 related to the plant closing. During 2007, additional charges of $20,337 were recorded.

DIVIDENDS

     In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2007, for a total dividend distribution of $.72 per share for the year. On February 18, 2008, your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2008 to shareholders of record on March 5, 2008. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 74 years. At that same meeting, the Board also declared an extra dividend of $.15 per share to be paid April 18, 2008 to shareholders of record on April 4, 2008.

PROPERTY, PLANT AND EQUIPMENT

     Total capital expenditures in 2007 were $424,509. Of the total, $390,258 was invested in fastener segment additions, including $123,000 for cold-heading equipment upgrades, $93,000 for secondary equipment, $61,000 for inspection and other equipment, and $113,000 for certain buildings and grounds improvements. Assembly equipment segment additions totaled $34,251, with approximately $25,000 expended for building heating units and the balance for a riveting machine used for lease purposes.



--------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)

--------------------------------------------------------------------------


     Capital expenditures during 2006 totaled $1,451,756, of which $1,374,009 was invested in equipment for our fastener operations. Approximately $680,000 was spent on cold-heading equipment to expand our capabilities to make larger parts and approximately $233,000 was spent on equipment for performing secondary operations, such as grinding and shaving of parts. Additionally, approximately $346,000 was spent on inspection equipment. The remaining additions were for computer hardware and other equipment not specifically assigned to a single segment.

     Depreciation expense amounted to $1,136,806 in 2007 and $1,659,834 in 2006.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital increased approximately $1.2 million between December 31, 2006 and December 31, 2007. The Company's holdings in cash, cash equivalents and certificates of deposit amounted to approximately $7.5 million at the end of 2007, an increase of $1.8 million compared with the prior year-end. The increase was mainly due to a $900,000 reduction in capital outlays during 2007 compared to 2006 and a $300,000 reduction in income tax payments. Inventories were reduced by nearly $.5 million in 2007, as stock on hand was adjusted due to reduced demand. Accounts receivable decreased $.6 million compared with the prior year-end, primarily due to the lower level of sales during the year. Accrued expenses declined $.2 million compared to the prior year, primarily due to the payment of accrued plant closing expenses. The Company's investing activities in 2007 primarily consisted of capital expenditures of $.4 million and the net investment in certificates of deposit of $1.5 million. The only financing activity during 2007 was the payment of $.7 million in dividends. The Company has a $1.0 million line of credit, which expires May 31, 2008. This line of credit remains unused.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

     Management believes that current cash, cash equivalents, operating cash flow and available line of credit will be sufficient to provide adequate working capital for the foreseeable future.


APPLICATION OF CRITICAL ACCOUNTING
POLICIES

     The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. A summary of critical accounting policies can be found in Note 1 of the financial statements.

NEW ACCOUNTING STANDARDS

     The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of new accounting pronouncements can be found in Note 1 of the financial statements.

PERSONNEL

     On February 18, 2008, Nirendu Dhar, General Manager of H & L Tool Company, Inc. and member of the Company's Board of Directors, notified the Company of his intention to retire. Mr. Dhar's retirement from his position as General Manager of H & L Tool will be effective April 30, 2009. In connection with his decision to retire, Mr. Dhar also resigned from the Board effective as of the 2008 Annual Meeting of Shareholders of the Company.

OUTLOOK FOR 2008

     We began 2007 on a cautious note as demand from our automotive customers was expected to be restrained, due to production cuts that began in the second half of 2006, and was not expected to rebound significantly. This caution was well founded as 2007 saw further reductions in domestic automobile production. As we begin 2008, end-users of our products are planning additional production cuts for the first half of the year due to ongoing restructuring and the general economic outlook which currently provides for little growth. While we did achieve greater sales to customers in certain non-automotive markets, which partially offset our automotive declines, our concentration in the automotive market resulted in the net decline in fastener segment sales discussed above.



--------------------------------------------------------------------------

MANAGEMENT'S REPORT
(Continued)                                                   CHICAGO RIVET LOGO

--------------------------------------------------------------------------


     The assembly equipment segment, which recorded a modest increase in sales in 2006 on lower unit volume, recorded lower sales in 2007 on a further drop in volume. The economic data currently available provides no reason to expect any significant improvement in this segment in the near-term. We will continue to concentrate on cost controls while pursuing profitable opportunities in this segment.

     The outlook for 2008 is more challenging than a year ago. With the possibility of a recession that would likely affect all the markets we serve, we expect customers will continue to demand higher quality and lower prices as their operations cope with a difficult economic environment. Our ability to increase revenues while diversifying our customer base will be significant factors determining our future success.

     Given the challenging circumstances we face, we will continue our efforts to increase our sales revenues in all markets by emphasizing value over price and will focus on more complex products for which our expertise, service and unsurpassed quality are important factors in our customers' purchasing decisions. At the same time, we will continue to pursue solutions that help improve our operations at all levels.

     Our future success is dependent on many factors. We believe that the valuable contributions of our employees and our sound financial condition will help us face the challenges ahead in 2008. While many of our customers are facing the same challenges, we would like to thank them for their loyalty, and also thank our shareholders for their continued support.

                                  Respectfully,


    /s/ J. A.               /s/ MICHAEL J.
     MORRISSEY                  BOURG

John A. Morrissey          Michael J. Bourg
     Chairman                 President



March 20, 2008

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



--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------
December 31                                               2007            2006
---------------------------------------------------------------------------------
                       ASSETS
Current Assets
  Cash and Cash Equivalents.........................  $   665,072     $   367,581
  Certificates of Deposit...........................    6,880,000       5,405,000
  Accounts Receivable -- Less allowances of $95,000
     and $150,000, respectively.....................    5,329,413       5,902,628
  Inventories.......................................    4,975,833       5,481,309
  Deferred Income Taxes.............................      451,191         499,191
  Prepaid Income Taxes..............................      211,025         118,914
  Other Current Assets..............................      287,542         294,593
                                                      -----------     -----------
  Total Current Assets..............................   18,800,076      18,069,216
Property, Plant and Equipment, net..................    9,106,937       9,837,260
                                                      -----------     -----------
Total Assets........................................  $27,907,013     $27,906,476
                                                      ===========     ===========

        LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts Payable..................................  $ 1,147,014     $ 1,431,468
  Accrued Wages and Salaries........................      679,233         693,442
  Accrued Profit Sharing Plan Contribution..........      201,000         225,000
  Accrued Plant Closing Expense.....................           --         217,443
  Other Accrued Expenses............................      319,866         259,680
                                                      -----------     -----------
  Total Current Liabilities.........................    2,347,113       2,827,033
Deferred Income Taxes...............................      985,275       1,076,275
                                                      -----------     -----------
  Total Liabilities.................................    3,332,388       3,903,308
                                                      -----------     -----------
Commitments and Contingencies (Note 10).............           --              --
Shareholders' Equity
  Preferred Stock, No Par Value, 500,000 Shares
     Authorized: None Outstanding...................           --              --
  Common Stock, $1.00 Par Value, 4,000,000 Shares
     Authorized: 1,138,096 Shares Issued............    1,138,096       1,138,096
  Additional Paid-in Capital........................      447,134         447,134
  Retained Earnings.................................   26,911,493      26,340,036
  Treasury Stock, 171,964 Shares at cost............   (3,922,098)     (3,922,098)
                                                      -----------     -----------
  Total Shareholders' Equity........................   24,574,625      24,003,168
                                                      -----------     -----------
Total Liabilities and Shareholders' Equity..........  $27,907,013     $27,906,476
                                                      ===========     ===========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS.





--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------




CONSOLIDATED STATEMENTS OF INCOME


---------------------------------------------------------------------------------
For The Years Ended December 31                              2007         2006
---------------------------------------------------------------------------------
Net Sales and Lease Revenue............................  $37,776,264  $40,369,977
Cost of Goods Sold and Costs Related to Lease Revenue..   30,415,799   32,529,465
                                                         -----------  -----------
Gross Profit...........................................    7,360,465    7,840,512
Selling and Administrative Expenses....................    5,816,802    6,033,699
Plant Closing Expenses.................................       20,337      422,934
                                                         -----------  -----------
Operating Profit.......................................    1,523,326    1,383,879
Other Income, net......................................      323,746      264,748
                                                         -----------  -----------
Income Before Income Taxes.............................    1,847,072    1,648,627
Provision for Income Taxes.............................      580,000      528,000
                                                         -----------  -----------
Net Income.............................................  $ 1,267,072  $ 1,120,627
                                                         ===========  ===========
Net Income Per Share...................................  $      1.31  $      1.16
                                                         ===========  ===========




CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


---------------------------------------------------------------------------------
For The Years Ended December 31                              2007         2006
---------------------------------------------------------------------------------
Retained Earnings at Beginning of Year.................  $26,340,036  $25,915,024
Net Income.............................................    1,267,072    1,120,627
Cash Dividends Paid, $.72 Per Share in 2007 and 2006...     (695,615)    (695,615)
                                                         -----------  -----------
Retained Earnings at End of Year.......................  $26,911,493  $26,340,036
                                                         ===========  ===========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS.





--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF CASH FLOWS


----------------------------------------------------------------------------------
For The Years Ended December 31                             2007          2006
----------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income............................................  $  1,267,072  $  1,120,627
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
  Depreciation and Amortization.......................     1,136,806     1,659,834
  Net Gain on the Sale of Properties..................       (20,740)      (16,830)
  Deferred Income Taxes...............................       (43,000)     (176,000)
  Changes in Operating Assets and Liabilities:
     Accounts Receivable, net.........................       573,215      (532,017)
     Inventories......................................       505,476       490,386
     Other Current Assets.............................       (85,060)     (181,365)
     Accounts Payable.................................      (302,670)     (145,120)
     Accrued Wages and Salaries.......................       (14,209)       12,473
     Accrued Profit Sharing Plan Contribution.........       (24,000)      100,000
     Other Accrued Expenses...........................      (157,257)     (295,147)
                                                        ------------  ------------
          Net Cash Provided by Operating Activities...     2,835,633     2,036,841
                                                        ------------  ------------
Cash Flows from Investing Activities:
  Capital Expenditures................................      (406,293)   (1,327,482)
  Proceeds from the Sale of Properties................        38,766        23,000
  Proceeds from Certificates of Deposit...............    18,135,000    13,425,000
  Purchases of Certificates of Deposit................   (19,610,000)  (17,825,000)
                                                        ------------  ------------
       Net Cash Used in Investing Activities..........    (1,842,527)   (5,704,482)
                                                        ------------  ------------
Cash Flows from Financing Activities:
  Cash Dividends Paid.................................      (695,615)     (695,615)
                                                        ------------  ------------
       Net Cash Used in Financing Activities..........      (695,615)     (695,615)
                                                        ------------  ------------
Net Increase (Decrease) in Cash and Cash Equivalents..       297,491    (4,363,256)
Cash and Cash Equivalents:
  Beginning of Year...................................       367,581     4,730,837
                                                        ------------  ------------
  End of Year.........................................  $    665,072  $    367,581
                                                        ============  ============
Cash Paid During the Year for:
  Income Taxes........................................  $    715,111  $  1,015,091
Supplemental Schedule of Non-cash Investing
  Activities:
  Capital Expenditures in Accounts Payable............  $     18,216  $    124,274



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                   STATEMENTS.





--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------



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

CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments, including certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash on deposit in several financial institutions. At times, the account balance may be in excess of FDIC insured limits.

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

Asset category                    Estimated useful life
-------------------------------------------------------
Land improvements...............      15 to 25 years
Buildings and improvements......      10 to 35 years
Machinery and equipment.........       7 to 15 years
Automatic rivet setting machines
  on lease......................            10 years
Capitalized software costs......        3 to 5 years
Other equipment.................       3 to 15 years


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

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. There was no effect on retained earnings related to this adoption. Consistent with FIN 48, the Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company's federal income tax returns for the 2005 and 2006 tax years are subject to examination by the Internal Revenue Service ("IRS"). While it may be possible that a reduction could occur with respect to the Company's unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company. The 2004 federal income


--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------




tax return was examined by the IRS and no adjustments were made as a result of the examination.

No statutes have been extended on any of the Company's federal income tax filings. The statute of limitations on the Company's 2005 and 2006 federal income tax returns will expire on September 15, 2009 and 2010, respectively.

The Company's state income tax returns for the 2004 through 2006 tax years remain subject to examination by various state authorities with the latest closing period on October 31, 2010. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

SEGMENT INFORMATION--The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." FAS 131 requires that segments be based on the internal structure and reporting of the Company's operations.

NET INCOME PER SHARE--Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2007 and 2006.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS--In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), "Fair Value Measurements." FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, FAS 157 does not require any new fair value measurements. The Company is currently evaluating the impact this standard will have on its operating income and statement of financial position. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt FAS 157 as of January 1, 2008, as required.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("FAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities." FAS 159 permits a company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact this standard will have on its operating income and statement of financial position. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt FAS 159 as of January 1, 2008, as required.

In May 2007, the FASB issued FASB Staff Position FIN 48-1 that amends FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company has adopted FSP FIN 48-1 and the provisions do not have a material impact on our consolidated financial statements.

2--BALANCE SHEET DETAILS

                                  2007          2006
                              -----------   -----------
Inventories:
  Raw materials.............  $ 1,275,595   $ 1,483,046
  Work in process...........    1,597,483     1,907,653
  Finished goods............    2,577,755     2,546,610
                              -----------   -----------
                                5,450,833     5,937,309
  Reserve for obsolescence..      475,000       456,000
                              -----------   -----------
                              $ 4,975,833   $ 5,481,309
                              ===========   ===========
Property, Plant and
  Equipment, net:
  Land and improvements.....  $ 1,029,035   $ 1,029,035
  Buildings and
     improvements...........    6,385,831     6,321,609
  Machinery and equipment,
     leased machines and
     other..................   28,124,007    29,411,746
                              -----------   -----------
                               35,538,873    36,762,390
  Accumulated depreciation..   26,431,936    26,925,130
                              -----------   -----------
                              $ 9,106,937   $ 9,837,260
                              ===========   ===========
Other Accrued Expenses:
  Property taxes............  $   113,261   $   116,250
  Unearned revenue and
     customer deposits......      134,403       104,676
  All other items...........       72,202        38,754
                              -----------   -----------
                              $   319,866   $   259,680
                              ===========   ===========



3--LEASED MACHINES--Lease revenue amounted to $97,895 in 2007 and $100,948 in 2006. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

                                  2007          2006
                              -----------   ------------
Cost........................  $   226,465   $    232,499
Accumulated depreciation....      213,221        221,356
                              -----------   ------------
Carrying value..............  $    13,244   $     11,143
                              ===========   ============



4--INCOME TAXES--The provision for income tax expense consists of the following:

                                  2007          2006
                              -----------   ------------
Current:
  Federal...................  $   616,000   $    699,000
  State.....................        7,000          5,000
Deferred....................      (43,000)      (176,000)
                              -----------   ------------
                              $   580,000   $    528,000
                              ===========   ============






--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------



The deferred tax liabilities and assets consist of the following:

                                  2007           2006
                              ------------   -----------
Depreciation and
  amortization..............  $   (985,275)  $(1,076,275)
                              ------------   -----------
Inventory...................       268,415       292,133
Accrued vacation............       147,350       152,993
Allowance for doubtful
  accounts..................        32,675        51,960
Other, net..................         2,751         2,105
                              ------------   -----------
                                   451,191       499,191
                              ------------   -----------
                              $   (534,084)  $  (577,084)
                              ============   ===========



The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

                               2007              2006
                         ---------------   ---------------
                          AMOUNT      %     Amount%
                         --------   ----   --------
Expected tax at U.S.
  Statutory rate.......  $628,000   34.0   $560,000   34.0
Permanent differences..   (53,000)  (2.9)   (35,000)  (2.1)
State taxes, net of
  federal benefit......     5,000     .3      3,000     .1
                         --------   ----   --------   ----
Income tax expense.....  $580,000   31.4   $528,000   32.0
                         ========   ====   ========   ====



5--NOTE PAYABLE--The Company has a $1 million line of credit, which expires May 31, 2008, and remained unused at December 31, 2007. The line is unsecured and bears interest at a variable rate that is based upon, at the election of the Company, Bank of America's prime rate less an applicable margin or the London Inter-bank Offering Rate plus an applicable margin.

6--PROFIT SHARING PLAN--The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $201,000 in 2007 and $225,000 in 2006.

7--OTHER INCOME, NET--consists of the following:

                                  2007          2006
                              -----------   ------------
Interest income.............  $   306,825   $    249,618
Other.......................       16,921         15,130
                              -----------   ------------
                              $   323,746   $    264,748
                              ===========   ============



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

                                    ASSEMBLY
                       FASTENER     EQUIPMENT      OTHER      CONSOLIDATED
                     -----------   ----------   -----------   ------------
YEAR ENDED DECEMBER 31, 2007:
Net sales and lease
  revenue..........  $33,083,907   $4,692,357   $        --    $37,776,264
Depreciation.......      957,661       85,136        94,009      1,136,806
Segment profit.....    2,774,062      906,774            --      3,680,836
Selling and
  administrative
  expenses.........                              (2,120,252)    (2,120,252)
Plant closing
  expenses.........      (20,337)          --            --        (20,337)
Interest income....                                 306,825        306,825
                                                               -----------
Income before
  income taxes.....                                              1,847,072
                                                               -----------
Capital
  expenditures.....      390,258           --        34,251        424,509
Segment assets:
  Accounts
     receivable....    4,878,675      450,738            --      5,329,413
  Inventory........    3,499,840    1,475,993            --      4,975,833
  Property, plant
     and
     equipment.....    7,132,439    1,126,300       848,198      9,106,937
  Other assets.....           --           --     8,494,830      8,494,830
                                                               -----------
                                                                27,907,013
                                                               -----------
Year Ended December 31, 2006:
Net sales and lease
  revenue..........  $34,421,398   $5,948,579   $        --    $40,369,977
Depreciation.......    1,467,984      101,210        90,640      1,659,834
Segment profit.....    2,454,068    1,493,852            --      3,947,920
Selling and
  administrative
  expenses.........                              (2,125,977)    (2,125,977)
Plant closing
  expenses.........     (422,934)          --            --       (422,934)
Interest income....                                 249,618        249,618
                                                               -----------
Income before
  income taxes.....                                              1,648,627
                                                               -----------
Capital
  expenditures.....    1,374,009           --        77,747      1,451,756
Segment assets:
  Accounts
     receivable....    5,363,451      539,177            --      5,902,628
  Inventory........    3,877,545    1,603,764            --      5,481,309
  Property, plant
     and
     equipment.....    7,712,639    1,182,414       942,207      9,837,260
  Other assets.....           --           --     6,685,279      6,685,279
                                                               -----------
                                                                27,906,476
                                                               -----------



The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 29 and 28 percent and 14 and 13 percent of consolidated revenues during 2007 and 2006, respectively. The accounts receivable balances for these customers accounted for 30 and 37 percent of consolidated accounts receivable for the larger customer and 18 and 13 percent for the other customer as of December 31, 2007 and 2006, respectively.



--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------



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

10--COMMITMENTS AND CONTINGENCIES--The Company recorded rent expense aggregating approximately $38,000 and $48,000 for 2007 and 2006, respectively. Total future minimum rentals at December 31, 2007 are not significant.

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


11--PLANT CLOSING--The Company recorded various charges during 2006 and 2007 related to the closure of its Jefferson, Iowa facility. The facility had been operating below capacity, and after the transfer of production activities to Tyrone, Pennsylvania, operations ceased in December 2006. As a result of the closure, the Company recorded plant closing expenses of $422,934 in the year ended December 31, 2006, and $20,337 in the year ended December 31, 2007.

The following is a summary of liabilities recorded on the accompanying balance sheet as accrued plant closing expenses at December 31, 2007 and 2006:

                                          FACILITY
                             SEVERANCE     CLOSURE
                           AND BENEFITS     COSTS      TOTAL
                           ------------   --------   ---------
Balance at January 1,
  2006...................    $      --    $     --   $      --
  Charge.................      347,929      75,005     422,934
  Payments...............     (170,855)    (34,636)   (205,491)
  Non-cash reduction.....           --          --          --
Balance at December 31,
  2006...................    $ 177,074    $ 40,369   $ 217,443
  Charge.................           --      21,157      21,157
  Payments...............     (176,254)    (61,526)   (237,780)
  Non-cash reduction.....         (820)         --        (820)
Balance at December 31,
  2007...................    $      --    $     --   $      --


12--SUBSEQUENT EVENT--On February 18, 2008, the Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2008 to shareholders of record on March 5, 2008 and an extra dividend of $.15 per share to be paid April 18, 2008 to shareholders of record on April 4, 2008.



--------------------------------------------------------------------------

                                                            (CHICAGO RIVET LOGO)

--------------------------------------------------------------------------




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

     We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2007 and 2006, and the results of the Company's operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

-s- Grant Thornton LLP

Chicago, Illinois
March 14, 2008



--------------------------------------------------------------------------

(CHICAGO RIVET LOGO)

--------------------------------------------------------------------------------



INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2007, there were approximately 240 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

                                 Dividends
                                  Declared               Market Range
                                -----------   ---------------------------------
Quarter                         2007   2006         2007              2006
-------                         ----   ----   ---------------   ---------------
First.........................  $.18   $.18   $23.00   $21.25   $21.00   $17.50
Second........................   .18    .18   $25.38   $21.75   $24.25   $19.45
Third.........................   .18    .18   $25.50   $22.50   $24.89   $22.00
Fourth........................   .18    .18   $26.10   $19.40   $24.55   $20.29



BOARD OF DIRECTORS

MICHAEL J. BOURG (e)
President of the Company


EDWARD L. CHOTT (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
The Broaster Co.
Beloit, Wisconsin


KENT H. COONEY (a)
Chief Financial Officer of
Heldon Bay Limited Partnership
Bigfork, Montana


NIRENDU DHAR
General Manager of
H & L Tool Company, Inc.


WILLIAM T. DIVANE, JR. (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois




GEORGE P. LYNCH (c)
Attorney at Law
George Patrick Lynch, Ltd.
Lisle, Illinois


JOHN R. MADDEN (a)(c)(e)(n)
Chairman of the Board of
First National Bank
of La Grange
La Grange, Illinois


JOHN A. MORRISSEY (e)
Chairman of the Board
of the Company
President and Director of
Algonquin State Bank, N.A.
Algonquin, Illinois


WALTER W. MORRISSEY (e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois


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



--------------------------------------------------------------------------

12