Form 10-K, Exhibit 13
period 2008-12-31
CHICAGO RIVET & MACHINE CO
filed 2009-03-20
CIK 19871

Exhibit-13

Chicago Rivet & Machine Co.
2008 Annual Report

Highlights

	2008	2007

Net Sales	$28,518,931	$37,776,264
Net Income (Loss)	(825,482)	1,267,072
Net Income (Loss) Per Share	(0.85)	1.31
Dividends Per Share	.87	.72
Net Cash Provided by Operating Activities	1,188,208	2,835,633
Expenditures for Property, Plant and Equipment	373,183	424,509
Working Capital	15,373,910	16,452,963
Total Shareholders’ Equity	22,908,608	24,574,625
Common Shares Outstanding at Year-End	966,132	966,132
Shareholders’ Equity Per Common Share	23.71	25.44

Annual Meeting
The annual meeting of shareholders
will be held on May 12, 2009 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co.	•	901 Frontenac Road	•	P.O. Box 3061	•	Naperville, Illinois 60566	•	www.chicagorivet.com

Management’s Report
on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Results for 2008 were negatively impacted by the unprecedented economic conditions that thrust the U.S. economy into a recession during the year. The impact of the mortgage crisis, that was a serious concern at the end of 2007, quickly spread in 2008 and left very few markets we serve unaffected. The automotive market, upon which we rely for the majority of our revenue, was particularly hard hit as spending by consumers for high-dollar items was curtailed. The result on our operations was a decline in net sales of $9,257,333, or 24.5 percent, and a net loss of $825,482, or $.85 per share, for the year.

2008 Compared to 2007

Weak economic conditions in 2008 had a dramatic impact on revenues in both the fastener and assembly equipment segments. Fastener segment revenues amounted to $24,679,510 during the year, compared to $33,083,907 in 2007. This decline was largely a result of the drop in domestic automotive production which slowed significantly as economic conditions worsened in 2008 and consumer credit became more difficult to obtain. Market conditions grew progressively worse as the year wore on, resulting in a fourth quarter sales decline for the fastener segment of $3,008,450, or 39.6 percent. Additionally, unlike 2007, when sales to certain markets partially offset declines in sales to automotive customers, virtually all markets we serve suffered declines in 2008, resulting in a fastener segment sales decline of 25.4 percent, compared to a 3.9 percent decline in 2007. While we made reductions to operations in an attempt to bring expenses in line with revenues, we were limited in our ability to offset significant increases in raw materials prices, which rose as the year progressed before declining late in the year due to falling demand. Additionally, higher natural gas prices led to an increase in fuel expense of $48,000 despite reduced consumption. In response to the decline in customer demand, fastener segment overhead costs were reduced by $2,344,000 in 2008 compared with 2007. Reductions in labor costs amounted to $1,123,000, as headcount was reduced and work schedules were modified based on demand. Tooling expense, which was actually higher through the first nine months of the year than in 2007, was sharply reduced in the fourth quarter for a year to date savings of $265,000. Additional savings of $252,000 and $177,000 were realized related to supplies and contract labor, respectively. The transfer of fastener production activities from Jefferson, Iowa to Tyrone, Pennsylvania that was completed in 2007 resulted in expense reductions in 2008 totaling $134,000, due to the elimination of certain costs. Although the above mentioned savings were significant, the decline in sales was too severe to be offset by cost controls, resulting in a decline in fastener segment gross margin to $2,585,306, compared to $5,726,541 reported in 2007.

Assembly equipment segment revenues were $3,839,421 in 2008, a decline of $852,936, or 18.2 percent, compared to the $4,692,357 recorded in 2007. Demand for our products in this segment continues to be weak and followed the contraction in domestic manufacturing activity during 2008. Accordingly, we have taken steps to reduce and control expenses, including reductions in both staffing levels and work schedules. The cumulative effect of these actions did not fully offset the effects of reduced volume and, as a result, the assembly equipment gross margin declined to $1,101,401, from $1,508,146 last year.

Selling and administrative expenses for 2008 were $5,185,787, a decline of $431,237, or 7.7 percent, compared with 2007. Sales commissions declined $193,000 due to the lower sales level in 2008. Salaries and related benefits account for approximately $111,000 of the net decline due to reductions in bonuses and headcount. Profit sharing expense declined $91,000 as a result of lower profits in the current year. The only significant increase in this category of expenses relates to bad debt expense, which increased by $66,000 due to certain write-offs and an increase in reserve. The balance of the net reduction is made up of a variety of smaller expense items, such as office supplies and sales promotions.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2008. In addition, an extra dividend of $.15 per share was paid during the second quarter, bringing the total distribution for the year to $.87 per share. On February 16, 2009, your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2009 to shareholders of record on March 5, 2009. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 75 years.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2008 totaled $373,183, of which $358,148 was invested in equipment for our fastener operations. Electrical system upgrades account for $103,000 of the additions. Inspection equipment comprises $72,000 of the total, while vehicle purchases account for an additional $86,000. The remaining $97,000 of fastener segment additions related to miscellaneous items, including conveyors and

Management’s Report
(Continued)

waste treatment equipment. Assembly equipment segment additions totaled $15,035, for a new vertical mill.

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

Depreciation expense amounted to $1,075,796 in 2008 and $1,136,806 in 2007.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2008 was $15.4 million, a reduction of approximately $1.1 million from the beginning of the year. The primary factor in the decline is a $2.0 million reduction in accounts receivable since the beginning of the year, due to the lower sales in the fourth quarter of 2008 compared to the fourth quarter of 2007. Partially offsetting this amount is a reduction in accounts payable of $.6 million as purchasing activity has been scaled back due to the reduced level of customer demand. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to more than $7.5 million at the end of 2008, increasing slightly from the prior year-end. The Company’s investing activities in 2008 primarily consisted of capital expenditures of $.4 million offset by the net maturity of certificates of deposit of $.9 million. The only financing activity during 2008 was the payment of $.8 million in dividends. The Company has a $1.0 million line of credit, which expires May 31, 2009. This line of credit remains unused.

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

NEW ACCOUNTING STANDARDS

The Company’s financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of recent accounting pronouncements can be found in Note 1 of the financial statements.

OUTLOOK FOR 2009

As we begin 2009, demand from our automotive customers is likely to be weak due to announced production cuts, as excess vehicle inventories are reduced. Although the higher fuel and raw material prices that negatively impacted operations during 2008 have abated somewhat, this was primarily due to reduced demand as consumers deal with the continued decline in real estate values, tight credit markets and rising unemployment. These factors are likely to continue to be a concern in all the markets we serve.

The assembly equipment segment continues to follow the trend of overall manufacturing activity in the U.S. and is likely to be constrained as current forecasts call for further contraction in the economy. We will continue to concentrate on cost controls while pursuing profitable opportunities in this segment.

The outlook for 2009 is more challenging than a year ago as most worst-case predictions for the economy seem to have been realized, resulting in economic conditions that are unparalleled in recent history. With little expectation of meaningful recovery until late in the year, if not next year, we expect customers will continue to demand higher quality and lower prices as they cope with these difficult operating conditions. Our ability to increase revenues will be a key factor in our efforts to return to profitability. We will continue our efforts to increase our sales revenues in all markets by emphasizing value over price and will focus on more complex products for which our expertise, service and unsurpassed quality are important factors in our customers’ purchasing decisions.

Management’s Report
(Continued)

Notwithstanding the difficulties we face, we believe that our sound financial condition and the valuable contributions of our workforce will help us face the challenges ahead. We recognize that there are few among our employees, customers and shareholders that have not felt the impact of the current adverse economic conditions and we remain appreciative of their continued loyalty and support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 19, 2009

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking statements” which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under “Risk Factors” in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales to two major customers, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2008	2007

Assets
Current Assets
Cash and Cash Equivalents	$1,553,226	$665,072
Certificates of Deposit	5,997,000	6,880,000
Accounts Receivable — Less allowances of $165,000 and $95,000, respectively	3,315,748	5,329,413
Inventories, net	5,048,632	4,975,833
Deferred Income Taxes	504,191	451,191
Prepaid Income Taxes	355,788	211,025
Other Current Assets	234,412	287,542

Total Current Assets	17,008,997	18,800,076
Property, Plant and Equipment, net	8,399,973	9,106,937

Total Assets	$25,408,970	$27,907,013

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$509,657	$1,147,014
Accrued Wages and Salaries	456,687	679,233
Accrued Profit Sharing Plan Contribution	110,000	201,000
Other Accrued Expenses	558,743	319,866

Total Current Liabilities	1,635,087	2,347,113
Deferred Income Taxes	865,275	985,275

Total Liabilities	2,500,362	3,332,388

Commitments and Contingencies (Note 9)	—	—
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	25,245,476	26,911,493
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	22,908,608	24,574,625

Total Liabilities and Shareholders’ Equity	$25,408,970	$27,907,013

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Operations

For The Years Ended December 31	2008	2007

Net Sales	$28,518,931	$37,776,264
Cost of Goods Sold	24,832,224	30,541,577

Gross Profit	3,686,707	7,234,687
Selling and Administrative Expenses	5,185,787	5,617,024
Plant Closing Expenses	—	20,337

Operating Profit (Loss)	(1,499,080)	1,597,326
Other Income, net	247,598	323,746

Income (Loss) Before Income Taxes	(1,251,482)	1,921,072
Provision for Income Taxes	(426,000)	654,000

Net Income (Loss)	$(825,482)	$1,267,072

Net Income (Loss) Per Share	$(0.85)	$1.31

Consolidated Statements of Retained Earnings

For The Years Ended December 31	2008	2007

Retained Earnings at Beginning of Year	$26,911,493	$26,340,036
Net Income (Loss)	(825,482)	1,267,072
Cash Dividends Paid, $.87 and $.72 Per Share in 2008 and 2007, respectively	(840,535)	(695,615)

Retained Earnings at End of Year	$25,245,476	$26,911,493

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For The Years Ended December 31	2008	2007

Cash Flows from Operating Activities:
Net Income (Loss)	$(825,482)	$1,267,072
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,075,796	1,136,806
Net Gain on the Sale of Properties	(24,053)	(20,740)
Deferred Income Taxes	(173,000)	(43,000)
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	2,013,665	573,215
Inventories, net	(72,799)	505,476
Other Current Assets	(91,633)	(85,060)
Accounts Payable	(639,617)	(302,670)
Accrued Wages and Salaries	(222,546)	(14,209)
Accrued Profit Sharing Plan Contribution	(91,000)	(24,000)
Other Accrued Expenses	238,877	(157,257)

Net Cash Provided by Operating Activities	1,188,208	2,835,633

Cash Flows from Investing Activities:
Capital Expenditures	(370,923)	(406,293)
Proceeds from the Sale of Properties	28,404	38,766
Proceeds from Certificates of Deposit	14,980,000	18,135,000
Purchases of Certificates of Deposit	(14,097,000)	(19,610,000)

Net Cash Provided By (Used in) Investing Activities	540,481	(1,842,527)

Cash Flows from Financing Activities:
Cash Dividends Paid	(840,535)	(695,615)

Net Cash Used in Financing Activities	(840,535)	(695,615)

Net Increase in Cash and Cash Equivalents	888,154	297,491
Cash and Cash Equivalents:
Beginning of Year	665,072	367,581

End of Year	$1,553,226	$665,072

Cash Paid (Refund Received) for:
Income Taxes	$(149,369)	$715,111
Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$2,260	$18,216

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated
Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines.

A summary of the Company’s significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience in accordance with SEC Staff Accounting Bulletin No. 104. Cash received by the Company prior to shipment is recorded as deferred revenue. The Company experiences a certain degree of sales returns that varies over time. In accordance with Statement of Financial Accounting Standards No. 48 (“FAS 48”), “Revenue Recognition When Right of Return Exists,” the Company is able to make a reasonable estimation of expected sales returns based upon history and as contemplated by the requirements of FAS 48. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred, in accordance with Emerging Issues Task Force “EITF” Abstract 00-10, “Accounting for Shipping and Handling Fees and Costs.”

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management’s evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Cash and Cash Equivalents—The Company considers all highly liquid investments, including certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash on deposit in several financial institutions. At times, the account balances may be in excess of FDIC insured limits.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software’s useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset category	Estimated useful life

Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Automatic rivet setting machines on lease	10 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There was no impairment as of December 31, 2008 and 2007.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. There was no effect on retained earnings related to this adoption. Consistent with FIN 48, the Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company’s federal income tax returns for the 2005 through 2007 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company. The 2004 federal income tax return was examined by the IRS and no adjustments were made as a result of the examination.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2005, 2006 and 2007 federal income tax returns will expire on September 15, 2009, 2010 and 2011, respectively.

The Company’s state income tax returns for the 2004 through 2007 tax years remain subject to examination by various state authorities with the latest closing period on October 31, 2011. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131 (“FAS 131”), “Disclosures about Segments of an Enterprise and Related Information.” FAS 131 requires that segments be based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2008 and 2007.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Reclassifications—Certain items in 2007 have been reclassified to conform to the presentation in 2008. These changes have no effect on the results of operations or the financial position of the Company.

Recent Accounting Pronouncements—In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”), which replaces FAS No. 141, “Business Combinations” (“FAS No. 141”). Although the general provisions of FAS No. 141 are maintained, FAS No. 141(R) effectively replaces FAS No. 141’s cost allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The requirements of FAS No. 141 resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. The provisions of FAS No. 141(R) were intended to resolve these issues and therefore, improve the relevance, completeness and representational faithfulness of the information provided. This statement is effective for prospective business combinations consummated in fiscal years beginning on or after December 15, 2008. The Company does not expect the provisions of FAS No. 141(R) to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued FAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“FAS No. 160”). Although FAS No. 160 retains the general accounting consolidation procedures regarding non-controlling interests, there are two key changes provided by FAS No. 160. First, accumulated losses attributable to such interests can exceed the original investment in the non-controlling interest. Pro forma disclosures are required in the year of change. Second, such interests are a component of equity. Under current GAAP, such interests are normally included as either “mezzanine” (temporary) equity or liability. This statement is effective beginning January 1, 2009. The Company does not expect the provisions of FAS No. 160 to have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position FAS 157-1“Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13” (“FSP FAS 157-1”). FSP FAS 157-1 removes leasing transactions accounted for under FAS No. 13 “Accounting for Leases” and related guidance from the scope of FAS No. 157 “Fair Value Measurements”. The Company has adopted FSP FAS 157-1 and the provisions do not have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position FAS 157-2 (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of FAS No. 157 “Fair Value Measurements” for all non-recurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The Company has adopted FSP FAS 157-2 and the provisions do not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“FAS No. 161”). FAS No. 161 expands the disclosure requirements in FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective beginning January 1, 2009. The Company does not expect the provisions to have a material impact on its consolidated financial statements.

In May 2008, the FASB issued FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS No. 162”). FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (“the GAAP hierarchy”). The GAAP hierarchy provides for four categories of GAAP which include (in descending order of authority): (a) current pronouncements and its interpretations; (b) FASB technical bulletins and AICPA accounting and industry guides; (c) AICPA Practice bulletins and Emerging Issue Task Force Consensus (“EITFs”); and (d) FASB implementation guides. An entity is required to follow the accounting treatment specified by the accounting principle from the source in the highest category. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect the provisions to have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”) which amends the list of factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”). FSP FAS 142-3 applies to intangible assets that are acquired individually or with a group of assets and intangible assets acquired in both business combinations and asset acquisitions. FSP FAS 142-3 removes the provision under FAS No. 142 that requires an entity to consider whether the renewal or extension can be accomplished without substantial cost or material modifications of the existing terms and conditions associated with the asset. Instead, FSP FAS 142-3 requires that an entity consider its own experience in renewing similar arrangements. An entity would consider market participant assumptions regarding renewal if no such relevant experience exists. FSP FAS 142-3 is effective for beginning January 1, 2009. The Company does not expect the provisions to have a material impact on its consolidated financial statements.

2—Balance Sheet Details

	2008	2007

Inventories:
Raw materials	$1,600,001	$1,275,595
Work in process	1,628,664	1,597,483
Finished goods	2,399,967	2,577,755

	5,628,632	5,450,833
Valuation reserves	580,000	475,000

	$5,048,632	$4,975,833

Property, Plant and Equipment, net:
Land and improvements	$1,029,035	$1,029,035
Buildings and improvements	6,391,952	6,385,831
Machinery and equipment and other	28,163,590	28,124,007

	35,584,577	35,538,873
Accumulated depreciation	27,184,604	26,431,936

	$8,399,973	$9,106,937

Other Accrued Expenses:
Property taxes	$112,591	$113,261
Unearned revenue and customer deposits	376,325	134,403
All other items	69,827	72,202

	$558,743	$319,866

3—Income Taxes—The provision for income tax expense (benefit) consists of the following:

	2008	2007

Current:
Federal	$(245,000)	$616,000
State	(8,000)	81,000
Deferred	(173,000)	(43,000)

	$(426,000)	$654,000

The deferred tax liabilities and assets consist of the following:

	2008	2007

Depreciation and amortization	$(865,275)	$(985,275)

Inventory	302,566	268,415
Accrued vacation	142,687	147,350
Allowance for doubtful accounts	56,575	32,675
Other, net	2,363	2,751

	504,191	451,191

	$(361,084)	$(534,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2008		2007
	Amount	%	Amount	%

Expected tax at U.S. Statutory rate	$(426,000)	(34.0)	$653,000	34.0
Permanent differences	5,000	.4	(53,000)	(2.8)
State taxes, net of federal benefit	(5,000)	(.4)	54,000	2.8

Income tax expense (benefit)	$(426,000)	(34.0)	$654,000	34.0

4—Note Payable—The Company has a $1 million line of credit, which expires May 31, 2009, and remained unused at December 31, 2008. The line is unsecured and bears interest at a variable rate that is based upon, at the election of the Company, Bank of America’s prime rate less an applicable margin or the London Inter-bank Offering Rate plus an applicable margin.

5—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $110,000 in 2008 and $201,000 in 2007.

6—Other Income, net—consists of the following:

	2008	2007

Interest income	$232,620	$306,825
Other	14,978	16,921

	$247,598	$323,746

7—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company’s fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

		Assembly
	Fastener	Equipment	Other	Consolidated

Year Ended December 31, 2008:
Net sales	$24,679,510	$3,839,421	$—	$28,518,931
Depreciation	915,369	74,562	85,865	1,075,796
Segment profit (loss)	(16,178)	607,444	—	591,266
Selling and administrative expenses			(2,075,368)	(2,075,368)
Interest income			232,620	232,620

Loss before income taxes				(1,251,482)

Capital expenditures	358,148	15,035	—	373,183
Segment assets:
Accounts receivable, net	2,967,588	348,160	—	3,315,748
Inventories, net	3,588,770	1,459,862	—	5,048,632
Property, plant and equipment, net	6,574,157	1,062,422	763,394	8,399,973
Other assets	—	—	8,644,617	8,644,617

				25,408,970

Year Ended December 31, 2007:
Net sales	$33,083,907	$4,692,357	$—	$37,776,264
Depreciation	957,661	85,136	94,009	1,136,806
Segment profit	2,848,062	906,774	—	3,754,836
Selling and administrative expenses			(2,120,252)	(2,120,252)
Plant closing expenses	(20,337)	—	—	(20,337)
Interest income			306,825	306,825

Income before income taxes				1,921,072

Capital expenditures	390,258	34,251	—	424,509
Segment assets:
Accounts receivable, net	4,878,675	450,738	—	5,329,413
Inventories, net	3,499,840	1,475,993	—	4,975,833
Property, plant and equipment, net	7,132,439	1,126,300	848,198	9,106,937
Other assets	—	—	8,494,830	8,494,830

				27,907,013

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 25 and 29 percent and 15 and 14 percent of consolidated revenues during 2008 and 2007, respectively. The accounts receivable balances for these customers accounted for 21 and 30 percent of consolidated accounts receivable for the larger customer and 22 and 18 percent for the other customer as of December 31, 2008 and 2007, respectively.

8—Shareholder Rights Agreement—On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company’s common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

9—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $39,000 and $38,000 for 2008 and 2007, respectively. Total future minimum rentals at December 31, 2008 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company’s financial position.

10—Plant Closing—The Company recorded various charges during 2006 and 2007 related to the closure of its Jefferson, Iowa facility, which ceased production activities in December 2006. The Company recorded final plant closing expenses of $20,337 in the year ended December 31, 2007.

11—Subsequent Event—On February 16, 2009, the Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2009 to shareholders of record on March 5, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, retained earnings and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
March 19, 2009

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the American Stock Exchange (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2008, there were approximately 230 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends
	Declared			Market Range
Quarter	2008		2007	2008		2007

First	$.33	*	$.18	$25.75	$20.00	$23.00	$21.25
Second	.18		.18	$24.99	$19.75	$25.38	$21.75
Third	.18		.18	$23.43	$19.00	$25.50	$22.50
Fourth	.18		.18	$20.00	$9.81	$26.10	$19.40

* Includes an extra dividend of $.15 per share

BOARD OF DIRECTORS

John A. Morrissey (e)
Chairman of the Board
of the Company
President and Director of
Algonquin State Bank, N.A.
Algonquin, Illinois

Michael J. Bourg (e)
President of the Company

Edward L. Chott (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
The Broaster Co.
Beloit, Wisconsin

Kent H. Cooney (a)
Chief Financial Officer of
Heldon Bay Limited Partnership
Bigfork, Montana

William T. Divane, Jr. (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

George P. Lynch (c)
Attorney at Law
George Patrick Lynch, Ltd.
Lisle, Illinois

John R. Madden (a)(c)(e)(n)
Chairman of the Board of
F.N.B.C. of La Grange
La Grange, Illinois

Walter W. Morrissey (e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee
CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

Michael J. Bourg
President, Chief Operating
Officer and Treasurer

Kimberly A. Kirhofer
Secretary

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices
Naperville, Illinois
Norwell, Massachusetts

Manufacturing Facilities
Albia Division
Albia, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

Chicago Rivet & Machine Co.	•	901 Frontenac Road	•	P.O. Box 3061	•	Naperville, Illinois 60566	•	www.chicagorivet.com