Form 10-K, Exhibit 13
period 2011-12-31
CHICAGO RIVET & MACHINE CO
filed 2012-03-28
CIK 19871

Chicago Rivet & Machine Co.

2011 Annual Report

Highlights

	2011	2010

Net Sales	$30,915,122	$28,520,510

Net Income	1,254,877	606,025

Net Income Per Share	1.30	.63

Dividends Per Share	.51	.42

Net Cash Provided by Operating Activities	1,077,898	1,179,393

Expenditures for Property, Plant and Equipment	1,611,789	687,108

Working Capital	15,014,263	14,628,761

Total Shareholders’ Equity	22,124,513	21,362,364

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	22.90	22.11

Annual Meeting
The annual meeting of shareholders
will be held on May 8, 2012 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061  • Naperville, Illinois 60566 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Results for 2011 reflect considerable improvement over 2010, as the domestic automotive market continued to improve from the steep decline experienced from 2007 to 2009, during the worst of the global economic downturn. Our revenues in 2011 increased to $30,915,122 from $28,520,510 in 2010, or 8.4 percent. The increased revenue came from greater volume for certain existing customer parts as well as new parts and customers. The increase in revenue helped offset higher prices for raw materials and other commodities experienced during the year, resulting in net income of $1,254,877, or $1.30 per share, in 2011 compared with net income of $606,025, or $0.63 per share, in 2010.

2011 Compared to 2010

The domestic economy experienced only modest growth in 2011 as high unemployment and a depressed real estate market continued to keep consumer spending restrained. One of the stronger segments of the economy was the automotive sector, which experienced a 10 percent increase in new vehicle sales, due in part to purchases that were delayed during the worst of the economic crisis. Our fastener segment, which relies on the automotive sector for the majority of its revenues, had sales of $27,832,279 in 2011, compared with $25,252,093 in 2010, an increase of 10.2 percent. For each quarter of 2011, sales exceeded the year earlier quarter, with the fourth quarter marking the ninth consecutive quarter to do so. Higher prices for raw materials, fuel, lubricants and plating materials partially offset the increase in sales in 2011. However, the increase in production activity we experienced allowed for more optimal utilization of plant resources, resulting in an increase in fastener segment gross margins of $1,153,969 during 2011 compared to 2010.

Assembly equipment segment revenues were $3,082,843 in 2011, a decline of $185,574, or 5.7 percent, compared to the $3,268,417 recorded in 2010. While we experienced improved order activity and shipped more machines during 2011, the average selling price of those machines was lower than in 2010. This may be due to the relatively uncertain economic environment that existed throughout much of the year as machine sales are particularly sensitive to economic conditions. While costs were held at levels consistent with the prior year, the decline in sales resulted in a reduction in assembly equipment gross margins of $138,183 in 2011.

Selling and administrative expenses were $5,033,451 in 2011, a net increase of $231,810, or 4.8 percent, compared to the 2010 total of $4,801,641. The largest components of the change were a $92,000 increase in profit sharing expense, related to improved operating results, and a $59,000 increase in commissions, due to higher sales during the year. Office supplies and maintenance increased approximately $39,000, primarily related to computer system upgrades. The remaining net increase relates to various smaller items. Compared to net sales, selling and administrative expenses declined from 16.8 percent in 2010 to 16.3 percent in 2011.

During the second quarter of 2011, we completed the sale of our Jefferson, Iowa property, which had formerly been used in our fastener segment operations. The sale resulted in a net gain of approximately $142,000. An additional net gain of $51,000 was recorded in 2011 from the sale of certain manufacturing equipment that had been underutilized.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The total distribution for the year was $.51 per share. On February 20, 2012, the Board of Directors declared a regular quarterly dividend of $.15 per share, payable March 20, 2012 to shareholders of record on March 5, 2012. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 78 years.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2011 were $1,611,789. Fastener segment additions accounted for $1,510,036 of the total, including $838,000 for cold heading and screw machine equipment and $110,000 for secondary processing equipment. These expenditures served to expand our production capacity and capabilities. We invested $241,000 for inspection and other quality related equipment and $251,000 for general plant improvements, including energy efficient lighting and roof repairs. The balance of the fastener segment additions were for packaging and other small equipment. Assembly equipment segment additions were $61,283, for production equipment. An additional $40,470 was invested in facility improvements and office equipment that benefits both operating segments.

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

Depreciation expense amounted to $971,496 in 2011 and $1,000,354 in 2010.

Management’s Report

(Continued)

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2011 was $15 million, an improvement of $.4 million from the beginning of the year. Improved customer demand, as well as rising raw material prices, resulted in an increase in inventories of $.9 million during 2011, as higher levels were maintained to ensure timely deliveries. Higher sales caused an increase in accounts receivable of $.4 million as of year-end. Partially offsetting these increases was an increase in accounts payable and accrued expenses of $.4 million, reflecting the greater level of operations. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $6.6 million at the end of 2011, a decline of $.5 million. The Company’s investing activities in 2011 consisted of capital expenditures of $1.6 million, which was partially funded by $.4 million in proceeds from asset disposals and a net reduction in certificates of deposit of $.5 million. The only financing activity during 2011 was the payment of $.5 million in dividends.

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

OUTLOOK FOR 2012

While current forecasts call for modest economic growth overall in 2012, various projections have suggested domestic automotive sales may increase as much as 10 percent. These conditions would be similar to what was experienced in 2011 and would be favorable to our fastener segment, while the assembly equipment segment, which derives sales from a broader industry base, may lag in comparison. While the sales potential of parts we produce for automotive applications is determined by the lifespan or success of the specific vehicle platform in which they are used, we believe that our efforts in recent years should provide the foundation for growth in 2012.

Forecasting costs is difficult due to the volatility we have experienced in recent years for raw materials, energy and various supplies. Increases in costs are often difficult to recover as many of our customers expect our prices to be held constant, if not reduced, over the life of a part, due to their customers having similar expectations. We will continue to seek ways to mitigate such increases through rigorous quoting and exploring ways to improve our operational efficiency.

The improvement in profitability and our sound financial position allowed us to make significant investments in our operations during 2011 that in some cases have provided immediate benefits in terms of added capabilities, capacity and efficiency. We also believe that we remain well positioned to take advantage of opportunities that may improve profitability in the future. We will continue to pursue new customer relationships and work to expand existing ones in all the markets we serve by emphasizing value over price and by concentrating our efforts on more complex parts in order to differentiate ourselves in a very competitive global marketplace.

Management’s Report

(Continued)

Our success in the past year, as well as in the future, depends on numerous factors, a key element of which is the dedicated efforts of our workforce. We take this opportunity to gratefully acknowledge their contributions as well as the loyalty of our customers who have shown their confidence in our ability to provide them with quality solutions. We also recognize the continuing support of our shareholders.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 28, 2012

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

Consolidated Balance Sheets

December 31	2011	2010

Assets
Current Assets
Cash and Cash Equivalents	$704,345	$725,524
Certificates of Deposit	5,880,000	6,380,000
Accounts Receivable — Less allowances of $140,000 and $135,000, respectively	4,398,426	4,017,081
Inventories, net	5,212,040	4,310,154
Deferred Income Taxes	420,191	394,191
Other Current Assets	347,737	353,017

Total Current Assets	16,962,739	16,179,967
Property, Plant and Equipment, net	7,895,525	7,478,878

Total Assets	$24,858,264	$23,658,845

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$968,266	$748,781
Accrued Wages and Salaries	374,964	405,604
Other Accrued Expenses	453,594	312,123
Unearned Revenue and Customer Deposits	151,652	84,698

Total Current Liabilities	1,948,476	1,551,206
Deferred Income Taxes	785,275	745,275

Total Liabilities	2,733,751	2,296,481

Commitments and Contingencies (Note 8)
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized:
None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized:
1,138,096 Shares Issued	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	24,461,381	23,699,232
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	22,124,513	21,362,364

Total Liabilities and Shareholders’ Equity	$24,858,264	$23,658,845

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For The Years Ended December 31	2011	2010

Net Sales	$30,915,122	$28,520,510
Cost of Goods Sold	24,265,598	22,886,772

Gross Profit	6,649,524	5,633,738
Selling and Administrative Expenses	5,033,451	4,801,641

Operating Profit	1,616,073	832,097
Other Income	249,804	61,928

Income Before Income Taxes	1,865,877	894,025
Provision for Income Taxes	611,000	288,000

Net Income	$1,254,877	$606,025

Net Income Per Share	$1.30	$.63

Consolidated Statements of Retained Earnings

For The Years Ended December 31	2011	2010

Retained Earnings at Beginning of Year	$23,699,232	$23,498,982
Net Income	1,254,877	606,025
Cash Dividends Paid, $.51 and $.42 Per Share in 2011 and 2010, respectively	(492,728)	(405,775)

Retained Earnings at End of Year	$24,461,381	$23,699,232

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2011	2010

Cash Flows from Operating Activities:
Net Income	$1,254,877	$606,025
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	971,496	1,000,354
Net (Gain) Loss on the Sale of Property and Equipment	(192,544)	6,651
Deferred Income Taxes	14,000	46,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	(381,345)	(203,418)
Inventories, net	(901,886)	(556,218)
Other Current Assets	5,280	471,503
Accounts Payable	130,235	(285,994)
Accrued Wages and Salaries	(30,640)	35,176
Other Accrued Expenses	141,471	76,862
Unearned Revenue and Customer Deposits	66,954	(17,548)

Net Cash Provided by Operating Activities	1,077,898	1,179,393

Cash Flows from Investing Activities:
Capital Expenditures	(1,522,539)	(675,080)
Proceeds from the Sale of Properties	416,190	7,700
Proceeds from Certificates of Deposit	5,630,000	8,521,000
Purchases of Certificates of Deposit	(5,130,000)	(8,471,000)

Net Cash Used in Investing Activities	(606,349)	(617,380)

Cash Flows from Financing Activities:
Cash Dividends Paid	(492,728)	(405,775)

Net Cash Used in Financing Activities	(492,728)	(405,775)

Net (Decrease) Increase in Cash and Cash Equivalents	(21,179)	156,238
Cash and Cash Equivalents:
Beginning of Year	725,524	569,286

End of Year	$704,345	$725,524

Net Cash Paid (Refunds Received) for Income Taxes	$490,846	$(264,856)

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$89,250	$12,028

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated

Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners and parts, screw machine products, automatic rivet setting machines and parts and tools for such machines.

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There was no impairment as of December 31, 2011 and 2010.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2011 and 2010, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2011.

The Company’s federal income tax returns for the 2008 through 2010 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2008, 2009 and 2010 federal income tax returns will expire on September 15, 2012, 2013 and 2014, respectively.

The Company’s state income tax returns for the 2008 through 2010 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2014. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2011 and 2010.

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

Reclassifications—Certain items in 2010 have been reclassified to conform to the presentation in 2011. These changes have no effect on the results of operations or the financial position of the Company.

Recent Accounting Pronouncements—In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS”, (“ASU 2011-04”).

These amendments, effective for the interim and annual periods beginning on or after December 15, 2011 (early adoption is prohibited), result in common definition of fair value and common requirements for measurement of and disclosure requirements between US GAAP and IFRS. ASU 2011-04 clarifies or changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of ASU 2011-04 is not expected to have a material impact on our financial condition or results of operation.

2—Balance Sheet Details

	2011	2010
Inventories:
Raw materials	$2,016,032	$1,821,397
Work in process	1,984,368	1,363,637
Finished goods	1,760,640	1,641,720

	5,761,040	4,826,754
Valuation reserves	549,000	516,600

	$5,212,040	$4,310,154

Property, Plant and Equipment, net:
Land and improvements	$1,238,150	$1,250,875
Buildings and improvements	6,169,545	6,354,014
Machinery and equipment and other	28,785,896	28,019,687

	36,193,591	35,624,576
Accumulated depreciation	28,298,066	28,145,698

	$7,895,525	$7,478,878

Other Accrued Expenses:
Property taxes	$109,313	$105,177
Profit sharing plan contribution	182,000	90,000
All other items	162,281	116,946

	$453,594	$312,123

3—Income Taxes—The provision for income tax expense consists of the following:

	2011	2010
Current:
Federal	$585,000	$239,000
State	12,000	3,000
Deferred	14,000	46,000

	$611,000	$288,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2011		2010
	Amount	%	Amount	%
Expected tax at U.S.
Statutory rate	$634,000	34.0	$304,000	34.0
Permanent differences	(31,000)	(1.7)	(18,000)	(2.0)
State taxes, net of federal benefit	8,000	.4	2,000	.2

Income tax expense	$611,000	32.7	$288,000	32.2

The Company’s effective tax rates were lower than the U.S. federal statutory rate in 2011 and 2010 primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

The deferred tax liabilities and assets consist of the following:

	2011	2010
Depreciation and amortization	$(785,275)	$(745,275)

Inventory	285,516	259,549
Accrued vacation	88,045	89,150
Allowance for doubtful accounts	48,000	46,275
Other, net	(1,370)	(783)

	420,191	394,191

	$(365,084)	$(351,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2011 or 2010.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $182,000 in 2011 and $90,000 in 2010.

5—Other Income—consists of the following:

	2011	2010
Interest income	$42,282	$53,501
Gain (loss) on sale of property and equipment	192,544	(6,651)
Other	14,978	15,078

	$249,804	$61,928

6—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company’s fastener operations, includes rivets, cold-formed fasteners and parts and screw machine products. The assembly equipment segment includes automatic rivet setting machines and parts and tools for such machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2011:
Net sales	$27,832,279	$3,082,843	$—	$30,915,122
Depreciation	836,062	62,463	72,971	971,496
Segment profit	2,997,799	624,234	—	3,622,033
Selling and administrative expenses			(2,005,960)	(2,005,960)
Other income			249,804	249,804

Income before income taxes				1,865,877

Capital expenditures	1,510,036	61,283	40,470	1,611,789
Segment assets:
Accounts receivable, net	4,143,186	255,240	—	4,398,426
Inventories, net	4,401,178	810,862	—	5,212,040
Property, plant and equipment, net	6,153,394	1,097,314	644,817	7,895,525
Other assets	—	—	7,352,273	7,352,273

				24,858,264

Year Ended December 31, 2010:
Net sales	$25,252,093	$3,268,417	$—	$28,520,510
Depreciation	873,687	59,443	67,224	1,000,354
Segment profit	2,026,323	751,958	—	2,778,281
Selling and administrative expenses			(1,946,184)	(1,946,184)
Other income			61,928	61,928

Income before income taxes				894,025

Capital expenditures	459,084	157,548	70,476	687,108
Segment assets:
Accounts receivable, net	3,759,004	258,077	—	4,017,081
Inventories, net	3,447,396	862,758	—	4,310,154
Property, plant and equipment, net	5,700,325	1,098,494	680,059	7,478,878
Other assets	—	—	7,852,732	7,852,732

				23,658,845

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 17 and 16 percent and 16 and 20 percent of consolidated revenues during 2011 and 2010, respectively. The accounts receivable balances for these customers accounted for 24 and 22 percent of consolidated accounts receivable for the larger customer and 20 and 25 percent for the other customer as of December 31, 2011 and 2010, respectively.

7—Shareholder Rights Agreement—On November 16, 2009, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 2009. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $75, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company’s common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 1, 2019 unless they are extended, redeemed or exchanged.

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $42,000 and $39,000 for 2011 and 2010, respectively. Total future minimum rentals at December 31, 2011 are not significant.

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

9—Subsequent Event—On February 20, 2012, the Board of Directors declared a regular quarterly dividend of $.15 per share, or $144,920, payable March 20, 2012 to shareholders of record on March 5, 2012.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary (collectively, the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, retained earnings and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

March 28, 2012

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE Amex (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2011, there were approximately 200 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range
Quarter	2011	2010	2011		2010
First	$.12	$.10	$20.58	$15.96	$17.25	$12.40
Second	.12	.10	$18.93	$14.90	$17.53	$14.11
Third	.12	.10	$17.96	$15.50	$19.93	$14.00
Fourth	.15	.12	$18.00	$15.56	$19.80	$16.23

BOARD OF DIRECTORS

John A. Morrissey (e)

Chairman of the Board

of the Company

Chairman of the Board of

Algonquin State Bank, N.A.

Algonquin, Illinois

Michael J. Bourg (e)

President of the Company

Edward L. Chott (a) (c) (n)

Chairman of the Board of

The Broaster Co.

Beloit, Wisconsin

Kent H. Cooney (a)

Chief Financial Officer of

Heldon Bay Limited Partnership

Bigfork, Montana

William T. Divane, Jr. (a) (c) (n)

Chairman of the Board and

Chief Executive Officer of

Divane Bros. Electric Co.

Franklin Park, Illinois

George P. Lynch (c) (n)

Attorney at Law

George Patrick Lynch, Ltd.

Wheaton, Illinois

Walter W. Morrissey (e)

Attorney at Law

Lillig & Thorsness, Ltd.

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