Form 10-K, Exhibit 13
period 2012-12-31
CHICAGO RIVET & MACHINE CO
filed 2013-03-28
CIK 19871

Chicago Rivet & Machine Co.

2012 Annual Report

Highlights

	2012	2011

Net Sales	$34,223,772	$30,915,122

Net Income	1,745,741	1,254,877

Net Income Per Share	1.81	1.30

Dividends Per Share	.90	.51

Net Cash Provided by Operating Activities	2,779,342	1,077,898

Expenditures for Property, Plant and Equipment	1,187,746	1,611,789

Working Capital	15,875,145	15,014,263

Total Shareholders’ Equity	23,000,736	22,124,513

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	23.81	22.90

Annual Meeting
The annual meeting of shareholders
will be held on May 14, 2013 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Results for 2012 were successful by most measures as we increased our revenues to the highest level in five years and our net income to the highest level in ten years. Revenues were $34,223,772 in 2012, a 10.7 percent increase from $30,915,122 in 2011. The increase in revenue was aided by domestic automotive production that reached its highest level since 2007 as well as increased volume to certain non-automotive customers. The increase in revenue more than offset raw material price fluctuations experienced during the year, resulting in net income of $1,745,741, or $1.81 per share, in 2012 compared with net income of $1,254,877, or $1.30 per share, in 2011. These positive results enabled the payment of an extra dividend in the fourth quarter, which brought the total dividend payout for 2012 to the highest amount in nine years.

2012 Compared to 2011

The pace of the domestic economic recovery continued to be slow in 2012, with high unemployment and stagnant wage growth, as well as the lingering effects of the financial crisis, keeping consumer spending restrained. The automotive sector was an exception to these forces as the average age of cars on U.S. roads reached an all-time high, which helped propel auto sales to double digit growth for the third straight year after the recent recession. Our fastener segment, which relies on the automotive sector for the majority of its revenues, benefited from this environment. These favorable conditions in the automotive market, coupled with our ongoing efforts to increase revenues, resulted in fastener segment sales of $30,999,163 in 2012, compared with $27,832,279 in 2011, an increase of 11.4 percent. The fourth quarter of 2012 marked the thirteenth consecutive quarter of sales exceeding the year earlier quarter. Higher raw material prices early in the year receded as the year progressed leaving most cost of sales components increasing at the year’s inflationary rate. The combination of higher sales and moderate increases in cost components resulted in an increase in fastener segment gross margins of $866,485 during 2012 compared to 2011.

Assembly equipment segment revenues were $3,224,609 in 2012, an increase of $141,766, or 4.6 percent, compared to the $3,082,843 recorded in 2011. An increase in the number of machines shipped, as well as a higher average unit value during 2012, accounted for most of the increase in the equipment segment sales. By holding operating costs to levels consistent with the prior year, the higher sales resulted in an increase in assembly equipment gross margins of $135,393 in 2012.

Selling and administrative expenses were $5,186,760 in 2012, an increase of $153,309, or 3 percent, compared to the 2011 total of $5,033,451. The change is primarily due to an increase in profit sharing expense of $95,322, related to improved operating results. An increase of approximately $39,000 in payroll and related expenses and various smaller items make up the remaining net increase. As a percentage of net sales, selling and administrative expenses declined from 16.3 percent in 2011 to 15.2 percent in 2012.

Other income was $118,099 in 2012 compared to $249,804 in 2011. The decline was primarily due to a gain of approximately $142,000 in 2011 from the sale of our Jefferson, Iowa property, which had formerly been used in our fastener segment operations.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.15 per share during 2012. In addition, an extra dividend of $.30 per share was paid during the fourth quarter, bringing the total distribution for the year to $.90 per share. On February 18, 2013, the Board of Directors declared a regular quarterly dividend of $.15 per share, payable March 20, 2013 to shareholders of record on March 5, 2013. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 79 years.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2012 totaled $1,187,746, of which $1,018,734 was invested in equipment for our fastener operations. Inspection equipment accounted for $450,720 of the fastener segment additions while cold heading and screw machine equipment comprised $371,466 of the total. Equipment to perform secondary operations on parts accounted for $46,582 of the additions, while the remaining additions of $149,966 were for various general plant and office equipment. Assembly equipment segment additions totaled $68,203, for a new turning center. Investments for the benefit of both operating segments, primarily for building improvements, totaled $100,809 during 2012.

Total capital expenditures in 2011 were $1,611,789. Fastener segment additions accounted for $1,510,036 of the total, including $838,000 for cold heading and screw machine equipment and $110,000 for secondary processing equipment. These expenditures served to expand our production capacity and capabilities. We invested $241,000 for inspection and other quality related equipment and $251,000 for general plant improvements, including energy efficient lighting and roof repairs. The balance of the fastener segment additions were for packaging and other small equipment. Assembly

Management’s Report

(Continued)

equipment segment additions were $61,283, for production equipment. An additional $40,470 was invested in facility improvements and office equipment that benefits both operating segments.

Depreciation expense amounted to $993,951 in 2012 and $971,496 in 2011.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2012 was $15.9 million, an improvement of $.9 million from the beginning of the year. Higher sales caused an increase in accounts receivable of $.2 million as of year-end. A decline in inventory of $.3 million offset this increase, while current liabilities were little changed from the beginning of the year. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $7.5 million at the end of 2012, an increase of $.9 million. The Company’s investing activities in 2012 consisted primarily of capital expenditures of $1.2 million. The only financing activity during 2012 was the payment of $.9 million in dividends.

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

OUTLOOK FOR 2013

Forecasts for economic growth in 2013 call for modest improvement over the rate achieved in 2012; however, ongoing uncertainty related to how the federal government may act to improve economic growth while dealing with large deficits continues to threaten the fragile three year old recovery. Unlike a year ago, when domestic automotive sales were projected by many to increase 10 percent, we are starting the new year with more subdued projections regarding automotive sales growth, with most projections in the low single digits. While these forecasts would underpin our outlook for fastener sales, our assembly equipment segment, which derives sales from a broad industry base, may continue to lag in comparison if business sentiment does not improve.

While the overall rate of inflation has been relatively low during the aforementioned recovery, a variety of our cost components have seen greater increases or experienced periods of volatility, including raw materials, certain supplies, fuel and insurance. That history of volatility makes forecasting costs difficult. At this time, there is no expectation that overall inflation will rise significantly in the near-term, but the accommodative monetary policy of recent years may eventually give rise to higher inflation which could negatively impact operations. Given that increases in costs are often difficult to recover, we will continue to concentrate our efforts on mitigating such increases through rigorous quoting and working to improve our operational efficiency.

The improvement in profitability and our sound financial position have allowed us to make significant investments in our operations in recent years while also increasing shareholder distributions. We believe that we remain well positioned to take advantage of opportunities that may improve profitability in the future. We will continue to pursue new customer relationships and work to expand existing ones in all the markets we serve by emphasizing value over price and by concentrating our efforts on more complex parts in order to differentiate ourselves in a very competitive global marketplace.

Management’s Report

(Continued)

Our success in the past year, as well as in the future, depends on numerous factors, a key element of which is the dedicated efforts of our employees, who consistently work to meet the ever-changing challenges that characterize today’s manufacturing environment. We gratefully acknowledge their contributions as well as the loyalty of our customers, who entrust their confidence in us to provide them with quality solutions. We also take this opportunity to thank our shareholders for their support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 28, 2013

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

Consolidated Balance Sheets

December 31	2012	2011

Assets
Current Assets
Cash and Cash Equivalents	$392,810	$704,345
Certificates of Deposit	7,088,000	5,880,000
Accounts Receivable — Less allowances of $150,000 and $140,000, respectively	4,577,932	4,398,426
Inventories, net	4,936,372	5,212,040
Deferred Income Taxes	416,191	420,191
Other Current Assets	422,332	347,737

Total Current Assets	17,833,637	16,962,739
Property, Plant and Equipment, net	8,077,866	7,895,525

Total Assets	$25,911,503	$24,858,264

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$1,003,647	$968,266
Accrued Wages and Salaries	409,695	374,964
Other Accrued Expenses	460,245	453,594
Unearned Revenue and Customer Deposits	84,905	151,652

Total Current Liabilities	1,958,492	1,948,476
Deferred Income Taxes	952,275	785,275

Total Liabilities	2,910,767	2,733,751

Commitments and Contingencies (Note 8)
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized:
None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized:
1,138,096 Shares Issued	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	25,337,604	24,461,381
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	23,000,736	22,124,513

Total Liabilities and Shareholders’ Equity	$25,911,503	$24,858,264

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2012	2011

Net Sales	$34,223,772	$30,915,122
Cost of Goods Sold	26,572,370	24,265,598

Gross Profit	7,651,402	6,649,524
Selling and Administrative Expenses	5,186,760	5,033,451

Operating Profit	2,464,642	1,616,073
Other Income	118,099	249,804

Income Before Income Taxes	2,582,741	1,865,877
Provision for Income Taxes	837,000	611,000

Net Income	$1,745,741	$1,254,877

Net Income Per Share	$1.81	$1.30

Consolidated Statements of Retained Earnings

For the Years Ended December 31	2012	2011

Retained Earnings at Beginning of Year	$24,461,381	$23,699,232
Net Income	1,745,741	1,254,877
Cash Dividends Paid, $.90 and $.51 Per Share in 2012 and 2011, respectively	(869,518)	(492,728)

Retained Earnings at End of Year	$25,337,604	$24,461,381

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2012	2011

Cash Flows from Operating Activities:
Net Income	$1,745,741	$1,254,877
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	993,951	971,496
Gain on the Sale of Property and Equipment	(67,946)	(192,544)
Deferred Income Taxes	171,000	14,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	(179,506)	(381,345)
Inventories, net	275,668	(901,886)
Other Current Assets	(74,595)	5,280
Accounts Payable	(59,606)	130,235
Accrued Wages and Salaries	34,731	(30,640)
Other Accrued Expenses	6,651	141,471
Unearned Revenue and Customer Deposits	(66,747)	66,954

Net Cash Provided by Operating Activities	2,779,342	1,077,898

Cash Flows from Investing Activities:
Capital Expenditures	(1,092,759)	(1,522,539)
Proceeds from the Sale of Properties	79,400	416,190
Proceeds from Certificates of Deposit	5,160,000	5,630,000
Purchases of Certificates of Deposit	(6,368,000)	(5,130,000)

Net Cash Used in Investing Activities	(2,221,359)	(606,349)

Cash Flows from Financing Activities:
Cash Dividends Paid	(869,518)	(492,728)

Net Cash Used in Financing Activities	(869,518)	(492,728)

Net Decrease in Cash and Cash Equivalents	(311,535)	(21,179)
Cash and Cash Equivalents:
Beginning of Year	704,345	725,524

End of Year	$392,810	$704,345

Net Cash Paid for Income Taxes	$812,298	$490,846

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$94,987	$89,250

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

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method. The value of inventories is reduced for estimated excess and obsolete inventories based on a review of on-hand inventories compared to historical and estimated future sales and usage.

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2012 and 2011.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2012 and 2011, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2012.

The Company’s federal income tax returns for the 2009 through 2011 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2009, 2010 and 2011 federal income tax returns will expire on September 15, 2013, 2014 and 2015, respectively.

The Company’s state income tax returns for the 2009 through 2011 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2015. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2012 and 2011.

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

Recent Accounting Pronouncements—Effective January 1, 2012, the Company adopted Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, (“ASU 2011-04”). This ASU requires enhanced disclosures for fair value measurements, including quantitative analysis of unobservable inputs used in Level 3 fair value measurements. The ASU also clarifies the Financial Accounting Standards Board’s intent about the application of existing fair value measurement requirements. The adoption of ASU 2011-04 did not have a material impact on our financial condition or results of operation.

2—Balance Sheet Details

	2012	2011
Inventories:
Raw materials	$2,009,691	$2,016,032
Work in process	1,869,830	1,984,368
Finished goods	1,606,851	1,760,640

	5,486,372	5,761,040
Valuation reserves	550,000	549,000

	$4,936,372	$5,212,040

Property, Plant and Equipment, net:
Land and improvements	$1,238,150	$1,238,150
Buildings and improvements	6,244,064	6,169,545
Machinery and equipment and other	29,495,765	28,785,896

	36,977,979	36,193,591
Accumulated depreciation	28,900,113	28,298,066

	$8,077,866	$7,895,525

Other Accrued Expenses:
Profit sharing plan contribution	$278,080	$182,000
Property taxes	91,547	109,313
All other items	90,618	162,281

	$460,245	$453,594

3—Income Taxes—The provision for income tax expense consists of the following:

	2012	2011
Current:
Federal	$624,000	$585,000
State	42,000	12,000
Deferred	171,000	14,000

	$837,000	$611,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2012		2011
	Amount	%	Amount	%
Expected tax at U.S.
Statutory rate	$878,000	34.0	$634,000	34.0
Permanent differences	(69,000)	(2.7)	(31,000)	(1.7)
State taxes, net of federal benefit	28,000	1.1	8,000	.4

Income tax expense	$837,000	32.4	$611,000	32.7

The Company’s effective tax rates were lower than the U.S. federal statutory rate in 2012 and 2011 primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

The deferred tax liabilities and assets consist of the following:

	2012	2011
Depreciation and amortization	$(952,275)	$(785,275)

Inventory	274,826	285,516
Accrued vacation	89,785	88,045
Allowance for doubtful accounts	51,450	48,000
Other, net	130	(1,370)

	416,191	420,191

	$(536,084)	$(365,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2012 or 2011.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $277,000 in 2012 and $182,000 in 2011.

5—Other Income—consists of the following:

	2012	2011
Interest income	$34,138	$42,282
Gain on sale of property and equipment	67,946	192,544
Other	16,015	14,978

	$118,099	$249,804

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2012:
Net sales	$30,999,163	$3,224,609	$—	$34,223,772
Depreciation	859,045	59,199	75,707	993,951
Segment profit	3,775,045	773,902	—	4,548,947
Selling and administrative expenses			(2,084,305)	(2,084,305)
Other income			118,099	118,099

Income before income taxes				2,582,741

Capital expenditures	1,018,734	68,203	100,809	1,187,746
Segment assets:
Accounts receivable, net	4,275,890	302,042	—	4,577,932
Inventories, net	4,175,702	760,670	—	4,936,372
Property, plant and equipment, net	6,363,280	1,106,318	608,268	8,077,866
Other assets	—	—	8,319,333	8,319,333

				25,911,503

Year Ended December 31, 2011:
Net sales	$27,832,279	$3,082,843	$—	$30,915,122
Depreciation	836,062	62,463	72,971	971,496
Segment profit	2,997,799	624,234	—	3,622,033
Selling and administrative expenses			(2,005,960)	(2,005,960)
Other income			249,804	249,804

Income before income taxes				1,865,877

Capital expenditures	1,510,036	61,283	40,470	1,611,789
Segment assets:
Accounts receivable, net	4,143,186	255,240	—	4,398,426
Inventories, net	4,401,178	810,862	—	5,212,040
Property, plant and equipment, net	6,153,394	1,097,314	644,817	7,895,525
Other assets	—	—	7,352,273	7,352,273

				24,858,264

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 18 and 17 percent and 15 and 16 percent of consolidated revenues during 2012 and 2011, respectively. The accounts receivable balances for these customers accounted for 22 and 24 percent of consolidated accounts receivable for the larger customer and 16 and 20 percent for the other customer as of December 31, 2012 and 2011, respectively.

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

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $32,000 and $42,000 for 2012 and 2011, respectively. Total future minimum rentals at December 31, 2012 are not significant.

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

9—Subsequent Event—On February 18, 2013, the Board of Directors declared a regular quarterly dividend of $.15 per share, or $144,920, payable March 20, 2013 to shareholders of record on March 5, 2013.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, retained earnings and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

March 28, 2013

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE MKT (trading privileges only, not registered.) The ticker symbol is CVR.

At December 31, 2012, there were approximately 190 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared			Market Range
Quarter	2012		2011	2012		2011
First	$.15		$.12	$23.50	$17.05	$20.58	$15.96
Second	.15		.12	$20.50	$18.36	$18.93	$14.90
Third	.15		.12	$19.30	$18.35	$17.96	$15.50
Fourth	.45	*	.15	$20.30	$18.17	$18.00	$15.56

*	Includes an extra dividend of $.30 per share

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

Pembroke, Massachusetts

Manufacturing Facilities

Albia Division

Albia, Iowa

Tyrone Division

Tyrone, Pennsylvania

H & L Tool Company, Inc.

Madison Heights, Michigan

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com