Form 10-K, Exhibit 13
period 2013-12-31
CHICAGO RIVET & MACHINE CO
filed 2014-03-21
CIK 19871

Chicago Rivet & Machine Co.

2013 Annual Report

Highlights

	2013	2012

Net Sales	$37,117,830	$34,223,772

Net Income	2,479,029	1,745,741

Net Income Per Share	2.57	1.81

Dividends Per Share	.63	.90

Net Cash Provided by Operating Activities	3,058,485	2,779,342

Expenditures for Property, Plant and Equipment	3,474,858	1,187,746

Working Capital	15,527,257	15,875,145

Total Shareholders’ Equity	24,871,102	23,000,736

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	25.74	23.81

Annual Meeting
The annual meeting of shareholders
will be held on May 13, 2014 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Results for 2013 reflect strong growth in sales and net income compared to the year earlier periods. Revenues were $37,117,830 in 2013, an 8.5 percent increase from $34,223,772 reported in 2012. This includes a 14.2 percent increase in revenues, to $9,202,673, in the fourth quarter of 2013 from $8,056,614 in the fourth quarter of 2012. Both the fastener segment and the assembly equipment segment achieved increases in revenue and higher gross margins during the year, aided by growth in domestic automotive production, which is our primary market, as well as increased sales to certain non-automotive customers. The increase in revenue and improved margins resulted in a 42 percent increase in net income, to $2,479,029, or $2.57 per share, compared with net income of $1,745,741, or $1.81 per share, in 2012. These positive results have allowed us to make significant investments in production equipment and facilities improvements in 2013, while increasing shareholder distributions.

2013 Compared to 2012

The average age of vehicles on U.S. roads reached a new high in 2013, which, coupled with an improving economy, led to increased sales of automobiles and light trucks during the year. Our fastener segment, which relies on the automotive sector for the majority of its revenues, benefited from this environment as well as our ongoing efforts to increase sales in all markets. Fastener segment sales were $33,616,593 in 2013, compared with $30,999,163 in 2012, an increase of 8.4 percent. This marked the fourth consecutive year of sales exceeding the year earlier period. Favorable material pricing in combination with higher sales resulted in an increase in fastener segment gross margins of $1,054,281 during 2013 compared to 2012.

Assembly equipment segment revenues were $3,501,237 in 2013, an increase of $276,628, or 8.6 percent, compared to $3,224,609 recorded in 2012. An increase in the number of machines shipped, as well as a certain high-value order shipped during the fourth quarter of 2013, accounted for most of the increase in the assembly equipment segment sales. The higher sales for the segment combined with overhead costs that were kept at levels consistent with the prior year, resulted in an increase in assembly equipment segment gross margins of $157,372 in 2013.

Selling and administrative expenses were $5,397,861 in 2013, an increase of $211,101, or 4.1 percent, compared to the 2012 total of $5,186,760. The change is primarily due to an increase in profit sharing expense of $114,600, related to improved operating results, and higher commissions of $89,477 related to the increase in sales. As a percentage of net sales, selling and administrative expenses declined from 15.2 percent in 2012 to 14.5 percent in 2013.

Other income was $160,835 in 2013 compared to $118,099 in 2012. The increase was primarily due to gains on the sale of certain equipment formerly used in our fastener segment operations, as a result of the investment in new equipment.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. In November 2013, the quarterly dividend was increased from $.15 per share to $.18 per share. The Company paid four regular quarterly dividends totaling $.63 per share during 2013. On February 17, 2014, the Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2014 to shareholders of record on March 5, 2014. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 80 years. At that same meeting, the Board also declared an extra dividend of $.40 per share payable March 20, 2014 to shareholders of record on March 5, 2014.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2013 totaled $3,474,858, of which $3,092,842 was invested in equipment for our fastener operations. Cold heading and screw machine equipment comprised $2,678,440 of the total and $414,402 was expended for equipment used in performing secondary operations on parts, inspection equipment and other general plant equipment. Assembly equipment segment additions totaled $90,010, primarily for building improvements. Additional investments of $292,006 for building improvements and office equipment were made in 2013 that benefit both operating segments.

Total capital expenditures in 2012 were $1,187,746, of which $1,018,734 was invested in equipment for our fastener operations. Inspection equipment accounted for $450,720 of the fastener segment additions while cold heading and screw machine equipment comprised $371,466 of the total. Equipment to perform secondary

Management’s Report

(Continued)

operations on parts accounted for $46,582, while the remaining additions of $149,966 were for various general plant and office equipment. Assembly equipment segment additions in 2012 were $68,203, for a new turning center. Investments for the benefit of both operating segments, primarily for building improvements, totaled $100,809 during 2012.

Depreciation expense amounted to $1,093,062 in 2013 and $993,951 in 2012.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2013 was $15.5 million, a reduction of $.3 million from the beginning of the year. The most significant factor reducing working capital during the year was the $2.3 million increase in capital expenditures during the year compared to 2012. Partially offsetting that amount was the $.9 million increase in accounts receivable as of year-end as a result of higher fourth quarter sales. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $6.7 million at the end of 2013, a decrease of $.8 million. The Company’s investing activities in 2013 consisted primarily of capital expenditures of $3.5 million. The only financing activity during 2013 was the payment of $.6 million in dividends.

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

OUTLOOK FOR 2014

While automotive sales did not reach the double digit growth levels of the previous three years, 2013 was nonetheless another strong year for the automotive sector, which outperformed the overall economy. Currently, most forecasts call for automotive sales in 2014 to improve to their highest level since 2007, which would again outpace the overall domestic economy. Pent-up demand, low interest rates and an improving housing market are all factors cited to support this view. Our fastener segment should continue to benefit, based on this outlook, as the majority of that segment’s revenue comes from that market sector. Growth in our assembly equipment segment, which has a broader customer base, is more closely tied to overall economic activity and may be more difficult due to the moderate economic growth forecast and the inclusion of a certain large order in 2013 sales.

During the past year, we benefited from favorable material pricing, however, history has shown that raw material prices can be volatile and forecasting such costs is difficult. Many of our customers expect us to keep prices unchanged due to similar expectations from their customers, making it difficult to recover such increases in costs. In early 2014, we incurred a significant increase in health insurance expense which will impact results throughout the year. Additionally, heating and fuel costs are higher than a year earlier due to the harsh winter. While we will continue our efforts to mitigate such increases through rigorous quoting and by working to improve our operational efficiency, based on the size of some of these increases, the potential success of such efforts is uncertain.

Our profitable results since the end of the recent recession have allowed us to make significant investments in our operations, which have provided additional capacity and production capabilities. We believe these investments are necessary to allow us to take advantage of opportunities that may improve revenue and profitability in the future. We will continue to pursue new customer relationships and work to build on existing ones in all the markets we serve by emphasizing value over price and by

Management’s Report

(Continued)

concentrating our efforts on producing more complex parts for which our expertise, quality and service are important factors in our customers’ purchasing decisions.

There are many factors that contributed to the successful results in 2013 and will need to be present for future success. A key element is the dedicated efforts of our employees, who consistently work to meet the ever-

changing challenges that characterize today’s manufacturing environment. We gratefully acknowledge their contributions as well as the loyalty of our customers, who have placed their confidence in us to provide them with quality solutions. We also take this opportunity to thank our shareholders for their support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 21, 2014

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

Consolidated Balance Sheets

December 31	2013	2012

Assets
Current Assets
Cash and Cash Equivalents	$443,608	$392,810
Certificates of Deposit	6,207,348	7,088,000
Accounts Receivable — Less allowances of $150,000	5,510,770	4,577,932
Inventories, net	4,880,788	4,936,372
Deferred Income Taxes	410,191	416,191
Other Current Assets	295,521	422,332

Total Current Assets	17,748,226	17,833,637
Property, Plant and Equipment, net	10,409,120	8,077,866

Total Assets	$28,157,346	$25,911,503

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$924,943	$1,003,647
Accrued Wages and Salaries	560,114	409,695
Other Accrued Expenses	609,846	460,245
Unearned Revenue and Customer Deposits	126,066	84,905

Total Current Liabilities	2,220,969	1,958,492
Deferred Income Taxes	1,065,275	952,275

Total Liabilities	3,286,244	2,910,767

Commitments and Contingencies (Note 8)
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized:
None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized:
1,138,096 Shares Issued	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	27,207,970	25,337,604
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	24,871,102	23,000,736

Total Liabilities and Shareholders’ Equity	$28,157,346	$25,911,503

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2013	2012

Net Sales	$37,117,830	$34,223,772
Cost of Goods Sold	28,254,775	26,572,370

Gross Profit	8,863,055	7,651,402
Selling and Administrative Expenses	5,397,861	5,186,760

Operating Profit	3,465,194	2,464,642
Other Income	160,835	118,099

Income Before Income Taxes	3,626,029	2,582,741
Provision for Income Taxes	1,147,000	837,000

Net Income	$2,479,029	$1,745,741

Net Income Per Share	$2.57	$1.81

Consolidated Statements of Retained Earnings

For the Years Ended December 31	2013	2012

Retained Earnings at Beginning of Year	$25,337,604	$24,461,381
Net Income	2,479,029	1,745,741
Cash Dividends Paid, $.63 and $.90 Per Share in 2013 and 2012, respectively	(608,663)	(869,518)

Retained Earnings at End of Year	$27,207,970	$25,337,604

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2013	2012

Cash Flows from Operating Activities:
Net Income	$2,479,029	$1,745,741
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,093,062	993,951
Gain on the Sale of Equipment	(114,658)	(67,946)
Deferred Income Taxes	119,000	171,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	(932,838)	(179,506)
Inventories, net	55,584	275,668
Other Current Assets	126,811	(74,595)
Accounts Payable	(108,686)	(59,606)
Accrued Wages and Salaries	150,419	34,731
Other Accrued Expenses	149,601	6,651
Unearned Revenue and Customer Deposits	41,161	(66,747)

Net Cash Provided by Operating Activities	3,058,485	2,779,342

Cash Flows from Investing Activities:
Capital Expenditures	(3,444,876)	(1,092,759)
Proceeds from the Sale of Equipment	165,200	79,400
Proceeds from Certificates of Deposit	7,088,000	5,160,000
Purchases of Certificates of Deposit	(6,207,348)	(6,368,000)

Net Cash Used In Investing Activities	(2,399,024)	(2,221,359)

Cash Flows from Financing Activities:
Cash Dividends Paid	(608,663)	(869,518)

Net Cash Used in Financing Activities	(608,663)	(869,518)

Net Increase (Decrease) in Cash and Cash Equivalents	50,798	(311,535)
Cash and Cash Equivalents:
Beginning of Year	392,810	704,345

End of Year	$443,608	$392,810

Net Cash Paid for Income Taxes	$877,494	$812,298

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$29,982	$94,987

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2013 and 2012.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2013 and 2012, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2013 or 2012.

The Company’s federal income tax returns for the 2010 through 2012 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2010, 2011 and 2012 federal income tax returns will expire on September 15, 2014, 2015 and 2016, respectively.

The Company’s state income tax returns for the 2010 through 2012 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2016. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2013 and 2012.

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

Recent Accounting Pronouncements—In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11 “Presentation of Unrecognized Tax Benefit When a Net

Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists”, to provide guidance on the presentation in the financial statements of unrecognized tax benefits. ASU No. 2013-11 provides that an entity is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The adoption of ASU 2013-11 is not expected to have a material impact on our financial condition or results of operation.

2—Balance Sheet Details

	2013	2012
Inventories:
Raw materials	$2,130,718	$2,009,691
Work in process	1,507,755	1,869,830
Finished goods	1,806,315	1,606,851

	5,444,788	5,486,372
Valuation reserves	564,000	550,000

	$4,880,788	$4,936,372

Property, Plant and Equipment, net:
Land and improvements	$1,238,150	$1,238,150
Buildings and improvements	6,438,022	6,244,064
Machinery and equipment and other	31,806,103	29,495,765

	39,482,275	36,977,979
Accumulated depreciation	29,073,155	28,900,113

	$10,409,120	$8,077,866

Other Accrued Expenses:
Profit sharing plan contribution	$391,945	$278,080
Property taxes	91,957	91,547
All other items	125,944	90,618

	$609,846	$460,245

3—Income Taxes—The provision for income tax expense consists of the following:

	2013	2012
Current:
Federal	$967,000	$624,000
State	61,000	42,000
Deferred	119,000	171,000

	$1,147,000	$837,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2013		2012
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$1,233,000	34.0	$878,000	34.0
Permanent differences	(127,000)	(3.5)	(69,000)	(2.7)
State taxes, net of federal benefit	41,000	1.1	28,000	1.1

Income tax expense	$1,147,000	31.6	$837,000	32.4

The Company’s effective tax rates were lower than the U.S. federal statutory rate in 2013 and 2012 primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

The deferred tax liabilities and assets consist of the following:

	2013	2012
Depreciation and amortization	$(1,065,275)	$(952,275)

Inventory	256,474	274,826
Accrued vacation	100,314	89,785
Allowance for doubtful accounts	52,500	51,450
Other, net	903	130

	410,191	416,191

	$(655,084)	$(536,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2013 or 2012.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $392,000 in 2013 and $277,000 in 2012.

5—Other Income—consists of the following:

	2013	2012
Interest income	$30,802	$34,138
Gain on sale of property and equipment	114,658	67,946
Other	15,375	16,015

	$160,835	$118,099

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2013:
Net sales	$33,616,593	$3,501,237	$—	$37,117,830
Depreciation	957,078	59,195	76,789	1,093,062
Segment profit	4,659,006	943,887	—	5,602,893
Selling and administrative expenses			(2,137,699)	(2,137,699)
Other income			160,835	160,835

Income before income taxes				3,626,029

Capital expenditures	3,092,842	90,010	292,006	3,474,858
Segment assets:
Accounts receivable, net	5,277,378	233,392	—	5,510,770
Inventories, net	4,076,781	804,007	—	4,880,788
Property, plant and equipment, net	8,727,541	1,137,133	544,446	10,409,120
Other assets	—	—	7,356,668	7,356,668

				28,157,346

Year Ended December 31, 2012:
Net sales	$30,999,163	$3,224,609	$—	$34,223,772
Depreciation	859,045	59,199	75,707	993,951
Segment profit	3,775,045	773,902	—	4,548,947
Selling and administrative expenses			(2,084,305)	(2,084,305)
Other income			118,099	118,099

Income before income taxes				2,582,741

Capital expenditures	1,018,734	68,203	100,809	1,187,746
Segment assets:
Accounts receivable, net	4,275,890	302,042	—	4,577,932
Inventories, net	4,175,702	760,670	—	4,936,372
Property, plant and equipment, net	6,363,280	1,106,318	608,268	8,077,866
Other assets	—	—	8,319,333	8,319,333

				25,911,503

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 18 and 18 percent and 14 and 15 percent of consolidated revenues during 2013 and 2012, respectively. The accounts receivable balances for these customers accounted for 20 and 22 percent of consolidated accounts receivable for the larger customer and 16 and 16 percent for the other customer as of December 31, 2013 and 2012, respectively.

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

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $27,000 and $32,000 for 2013 and 2012, respectively. Total future minimum rentals at December 31, 2013 are not significant.

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

9—Subsequent Event—On February 17, 2014, the Board of Directors declared a regular quarterly dividend of $.18 per share, or $173,904, and an extra dividend of $.40 per share, or $386,453, payable March 20, 2014 to shareholders of record on March 5, 2014.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, retained earnings and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

March 21, 2014

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE MKT (trading privileges only, not registered.) The ticker symbol is CVR.

At December 31, 2013, there were approximately 180 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared			Market Range
Quarter	2013	2012		2013		2012
First	$.15	$.15		$27.23	$18.84	$23.50	$17.05
Second	.15	.15		$27.80	$23.25	$20.50	$18.36
Third	.15	.15		$31.00	$25.78	$19.30	$18.35
Fourth	.18	.45	*	$47.70	$29.02	$20.30	$18.17

*	Includes an extra dividend of $.30 per share

BOARD OF DIRECTORS

John A. Morrissey (e)

Chairman of the Board

of the Company

Chairman of the Board of

Algonquin State Bank, N.A.

Algonquin, Illinois

Michael J. Bourg (e)

President of the Company

Edward L. Chott (a) (c) (n)

Chairman of the Board of

The Broaster Co

Beloit, Wisconsin

Kent H. Cooney (a)

Chief Financial Officer of

Heldon Bay Limited Partnership

Bigfork, Montana

William T. Divane, Jr. (a) (c) (n)

Chairman of the Board and

Chief Executive Officer of

Divane Bros. Electric Co.

Franklin Park, Illinois

George P. Lynch (c) (n)

Attorney at Law

George Patrick Lynch, Ltd.

Wheaton, Illinois

Walter W. Morrissey (e)

Attorney at Law

Lillig & Thorsness, Ltd.

Oak Brook, Illinois

John L. Showel

Portfolio Manager

Maggiore Fund I, LP

Chicago, Illinois

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