Form 10-K, Exhibit 13
period 2014-12-31
CHICAGO RIVET & MACHINE CO
filed 2015-03-20
CIK 19871

Chicago Rivet & Machine Co.

2014 Annual Report

Highlights

	2014	2013

Net Sales	$37,135,207	$37,117,830

Net Income	1,951,889	2,479,029

Net Income Per Share	2.02	2.57

Dividends Per Share	1.12	.63

Net Cash Provided by Operating Activities	2,357,494	3,058,485

Expenditures for Property, Plant and Equipment	1,735,041	3,474,858

Working Capital	15,970,203	15,527,257

Total Shareholders’ Equity	25,740,923	24,871,102

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	26.64	25.74

Annual Meeting

The annual meeting of shareholders

will be held on May 12, 2015 at 10:00 a.m. at

901 Frontenac Road

Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Net sales in 2014 increased to $37,135,207 from $37,117,830 in 2013. The first half of 2014 continued to build on the strong sales growth we have reported since the end of the recession in 2009, as net sales for the first six months of the year increased 5.4% over the first half of 2013. This growth in sales contributed to an increase in net income for the first half of the year, even though certain expenses had increased. Sales growth stalled in the second half of the year compared to the particularly strong results in the second half of 2013, with both operating segments recording declines. Overall, net sales in the third and fourth quarters reflected a decline of 5.3% compared to the same period a year earlier. While sales in 2014 were fractionally higher than a year earlier, net income declined to $1,951,889, or $2.02 per share, in 2014 from $2,479,029, or $2.57 per share, in 2013. Increases in tooling, depreciation and health insurance expense as well as a reduction in gains from equipment disposals and a less favorable product mix compared to 2013, all contributed to the reduction in net income.

2014 Compared to 2013

Fastener segment sales were $34,116,301 in 2014, compared with $33,616,593 in 2013, an increase of 1.5%. This marked the fifth consecutive year that segment sales exceeded the year earlier period. Our fastener segment, which relies on the automotive sector for the majority of its revenues, benefited from strong automobile sales in 2014. Although net sales increased in 2014, fastener segment margins declined due to increases in certain operating expenses. Tooling expense increased $267,000 in 2014 compared to 2013, primarily due to new parts production. As a result of the significant investments we have made in production equipment in the past year, depreciation increased $165,000 compared to 2013. A rise in health insurance premiums resulted in an increase of $138,000 for employee health insurance. Certain operating expenses were reduced during the year, but only partially offset the larger increases, resulting in a net reduction in gross margin for the fastener segment of $354,414 in 2014 compared to 2013.

Assembly equipment segment revenues were $3,018,906 in 2014, a decrease of $482,331, or 13.8%, compared to $3,501,237 recorded in 2013. A decline in the number of machines shipped, as well as the inclusion of a certain high-value order shipped during the fourth quarter of 2013, accounted for the decline in the assembly equipment segment sales. Machine parts and tooling sales, however, were higher in 2014 compared to 2013. While operating expenses in the assembly equipment segment were kept at levels consistent with the prior year, the lower sales resulted in a reduction in assembly equipment segment gross margins of $219,136 in 2014.

Selling and administrative expenses were $5,439,555 in 2014, an increase of $41,694, or less than 1%, compared to the 2013 total of $5,397,861. The change is primarily due to an increase in commissions of $75,402 and payroll and health insurance which increased $54,705. Partially offsetting these increases was a reduction in profit sharing expense of $77,767, related to reduced operating results. As a percentage of net sales, selling and administrative expenses were 14.6% in 2014 compared to 14.5% in 2013.

Other income was $56,939 in 2014 compared to $160,835 in 2013. The decrease was primarily due to a reduction in the amount of gains from the sale of equipment formerly used in our fastener segment operations, which resulted from the investment in new equipment.

The Company’s effective income tax rates were 32.9% and 31.6% in 2014 and 2013, respectively. Rates were lower than the U.S. federal statutory rate primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends totaling $.72 per share during 2014. In addition, an extra dividend of $.40 per share was paid during the first quarter, bringing the total distribution for the year to $1.12 per share. On February 16, 2015, the Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2015 to shareholders of record on March 5, 2015. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 81 years. At that same meeting, the Board also declared an extra dividend of $.25 per share payable March 20, 2015 to shareholders of record on March 5, 2015.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2014 were $1,735,041. Fastener segment additions accounted for $1,667,248 of the total, including $801,139 for cold heading and screw machine equipment and $201,901 for secondary processing equipment. Inspection equipment comprised $325,133 of the fastener segment additions, while the remaining additions of $339,075 were for various general plant equipment and facilities improvements. Assembly

Management’s Report

(Continued)

equipment segment additions in 2014 were $42,411, for production equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $25,382 during 2014.

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

Depreciation expense amounted to $1,262,725 in 2014 and $1,093,062 in 2013.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2014 was approximately $16 million, an increase of $.4 million from the beginning of the year. Contributing to the change was a $.3 million increase in inventory and a $.2 million increase in prepaid income taxes. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $6.3 million at the end of 2014, a decrease of $.4 million. The Company’s investing activities in 2014 consisted primarily of capital expenditures of $1.7 million. The only financing activity during 2014 was the payment of $1.1 million in dividends.

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

OUTLOOK FOR 2015

The overall economy in 2015 is widely expected to improve over 2014. The timing and speed of monetary policy tightening by the Federal Reserve is an unknown variable at this time, but one that is not expected to impact growth in 2015 to a great extent. North American car and truck production increased approximately 6% during 2014, to its third largest year ever. Now that production has returned to pre-recession levels, growth is expected to be closer to the rate of the overall economy. An improving job market, low interest rates and the recent drop in gasoline prices are underpinnings that support growth in consumer spending, which is favorable to our fastener segment, as the majority of that segment’s revenue comes from the automotive sector. The outlook for our assembly equipment segment, which has had a more uneven recovery, remains more difficult to forecast.

During the past year, there were increases in certain expenses which negatively impacted margins. Unfortunately, we had limited control over some of these expenses and the increases could not be wholly mitigated by reductions elsewhere. Increased costs can be difficult to recover in our market, as many of our customers expect prices to be held constant over the life of a part. As in the past, we will continue our efforts to improve operational efficiency as a means to improve margins.

Our profitable results in recent years have allowed us to make significant investments in our operations, which have provided additional capacity and production capabilities. We believe these investments are necessary to allow us to take advantage of opportunities that may improve revenue and profitability in the future. In the upcoming year, we will continue to make significant investments in equipment and our facilities. This includes a planned expansion of our Madison Heights fastener plant in order to increase capacity and improve production efficiency. We will continue our efforts to foster new customer relationships and build on existing ones in all the markets we serve by emphasizing value over price and by focusing our efforts on producing more complex parts for which our expertise, quality and service are important factors in our customers’ purchasing decisions.

A key element of the successful results in 2014 is the dedicated efforts of our employees, who consistently work to meet the ever-changing challenges that characterize

Management’s Report

(Continued)

today’s manufacturing environment. We are grateful for their contributions as well as the loyalty of our customers, who have placed their confidence in us to provide them with quality solutions. We also acknowledge our shareholders for their continued support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 20, 2015

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking statements” which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under “Risk Factors” in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales to two major customers, risks related to export sales, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2014	2013

Assets
Current Assets
Cash and Cash Equivalents	$231,252	$443,608
Certificates of Deposit	6,058,000	6,207,348
Accounts Receivable – Less allowances of $150,000	5,669,654	5,510,770
Inventories, net	5,162,474	4,880,788
Deferred Income Taxes	446,191	410,191
Prepaid Income Taxes	173,656	—
Other Current Assets	348,413	295,521

Total Current Assets	18,089,640	17,748,226
Property, Plant and Equipment, net	10,877,995	10,409,120

Total Assets	$28,967,635	$28,157,346

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$923,819	$924,943
Accrued Wages and Salaries	605,029	560,114
Other Accrued Expenses	520,723	609,846
Unearned Revenue and Customer Deposits	69,866	126,066

Total Current Liabilities	2,119,437	2,220,969
Deferred Income Taxes	1,107,275	1,065,275

Total Liabilities	3,226,712	3,286,244

Commitments and Contingencies (Note 8)
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized:
None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized:
1,138,096 Shares Issued	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	28,077,791	27,207,970
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	25,740,923	24,871,102

Total Liabilities and Shareholders’ Equity	$28,967,635	$28,157,346

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2014	2013

Net Sales	$37,135,207	$37,117,830
Cost of Goods Sold	28,845,702	28,254,775

Gross Profit	8,289,505	8,863,055
Selling and Administrative Expenses	5,439,555	5,397,861

Operating Profit	2,849,950	3,465,194
Other Income	56,939	160,835

Income Before Income Taxes	2,906,889	3,626,029
Provision for Income Taxes	955,000	1,147,000

Net Income	$1,951,889	$2,479,029

Net Income Per Share	$2.02	$2.57

Consolidated Statements of Retained Earnings

For the Years Ended December 31	2014	2013

Retained Earnings at Beginning of Year	$27,207,970	$25,337,604
Net Income	1,951,889	2,479,029
Cash Dividends Paid, $1.12 and $.63 Per Share in 2014 and 2013, respectively	(1,082,068)	(608,663)

Retained Earnings at End of Year	$28,077,791	$27,207,970

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2014	2013

Cash Flows from Operating Activities:
Net Income	$1,951,889	$2,479,029
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,262,725	1,093,062
Gain on the Sale of Equipment	(15,659)	(114,658)
Deferred Income Taxes	6,000	119,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	(158,884)	(932,838)
Inventories, net	(281,686)	55,584
Other Current Assets	(226,548)	126,811
Accounts Payable	(79,935)	(108,686)
Accrued Wages and Salaries	44,915	150,419
Other Accrued Expenses	(89,123)	149,601
Unearned Revenue and Customer Deposits	(56,200)	41,161

Net Cash Provided by Operating Activities	2,357,494	3,058,485

Cash Flows from Investing Activities:
Capital Expenditures	(1,656,230)	(3,444,876)
Proceeds from the Sale of Equipment	19,100	165,200
Proceeds from Certificates of Deposit	4,133,348	7,088,000
Purchases of Certificates of Deposit	(3,984,000)	(6,207,348)

Net Cash Used In Investing Activities	(1,487,782)	(2,399,024)

Cash Flows from Financing Activities:
Cash Dividends Paid	(1,082,068)	(608,663)

Net Cash Used in Financing Activities	(1,082,068)	(608,663)

Net Increase (Decrease) in Cash and Cash Equivalents	(212,356)	50,798
Cash and Cash Equivalents:
Beginning of Year	443,608	392,810

End of Year	$231,252	$443,608

Net Cash Paid for Income Taxes	$1,160,769	$877,494

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$78,811	$29,982

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

A summary of the Company’s significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (“H & L Tool”). All significant intercompany accounts and transactions have been eliminated.

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

Cash and Cash Equivalents and Certificates of Deposit—The Company considers all highly liquid investments, including certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents. Certificates of deposit with an original maturity of greater than three months are separately presented at cost which approximates market value. The Company maintains cash on deposit in several financial institutions. At times, the account balances may be in excess of Federal Deposit Insurance Corporation insured limits.

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2014 and 2013.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2014 and 2013, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2014 or 2013.

The Company’s federal income tax returns for the 2011 through 2013 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2011, 2012 and 2013 federal income tax returns will expire on September 15, 2015, 2016 and 2017, respectively.

The Company’s state income tax returns for the 2011 through 2013 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2017. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2014 and 2013.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include depreciable lives, deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which provides guidance for revenue recognition. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. The standard will be effective for periods beginning after December 15, 2016 with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this ASU on the consolidated financial statements.

2—Balance Sheet Details

	2014	2013
Inventories:
Raw materials	$2,154,572	$2,130,718
Work in process	1,664,899	1,507,755
Finished goods	1,961,003	1,806,315

	5,780,474	5,444,788
Valuation reserves	(618,000)	(564,000)

	$5,162,474	$4,880,788

Property, Plant and Equipment, net:
Land and improvements	$1,270,242	$1,238,150
Buildings and improvements	6,494,896	6,438,022
Machinery and equipment	32,032,724	30,532,728
Capitalized software and other	1,158,065	1,273,375

	40,955,927	39,482,275
Accumulated depreciation	(30,077,932)	(29,073,155)

	$10,877,995	$10,409,120

Other Accrued Expenses:
Profit sharing plan contribution	$314,155	$391,945
Property taxes	92,901	91,957
All other items	113,667	125,944

	$520,723	$609,846

Allowance for Doubtful Accounts:
Balance at beginning of year	$150,000	$150,000
Charges to statement of income	1,867	11,248
Write-offs	(1,867)	(11,248)

Balance at end of year	$150,000	$150,000

Inventory Valuation Reserves:
Balance at beginning of year	$564,000	$550,000
Charges to statement of income	134,271	121,380
Write-offs	(80,271)	(107,380)

Balance at end of year	$618,000	$564,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2014	2013
Current:
Federal	$907,000	$967,000
State	42,000	61,000
Deferred	6,000	119,000

	$955,000	$1,147,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2014		2013
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$988,000	34.0	$1,233,000	34.0
Permanent differences	(61,000)	(2.1)	(127,000)	(3.5)
State taxes, net of federal benefit	28,000	1.0	41,000	1.1

Income tax expense	$955,000	32.9	$1,147,000	31.6

The Company’s effective tax rates were lower than the U.S. federal statutory rate in 2014 and 2013 primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

The deferred tax liabilities and assets consist of the following:

	2014	2013
Depreciation and amortization	$(1,107,275)	$(1,065,275)

Inventory	283,359	256,474
Accrued vacation	108,642	100,314
Allowance for doubtful accounts	53,625	52,500
Other, net	565	903

	446,191	410,191

	$(661,084)	$(655,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2014 or 2013.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $314,000 in 2014 and $392,000 in 2013.

5—Other Income—consists of the following:

	2014	2013
Interest income	$25,904	$30,802
Gain on sale of equipment	15,659	114,658
Other	15,376	15,375

	$56,939	$160,835

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2014:
Net sales	$34,116,301	$3,018,906	$—	$37,135,207
Depreciation	1,123,818	65,621	73,286	1,262,725
Segment operating profit	4,219,161	745,682	—	4,964,843
Selling and administrative expenses			(2,114,893)	(2,114,893)
Other income			56,939	56,939

Income before income taxes				2,906,889

Capital expenditures	1,667,248	42,411	25,382	1,735,041
Segment assets:
Accounts receivable, net	5,362,201	307,453	—	5,669,654
Inventories, net	4,308,987	853,487	—	5,162,474
Property, plant and equipment, net	9,267,529	1,113,923	496,543	10,877,995
Other assets	—	—	7,257,512	7,257,512

				28,967,635

Year Ended December 31, 2013:
Net sales	$33,616,593	$3,501,237	$—	$37,117,830
Depreciation	957,078	59,195	76,789	1,093,062
Segment operating profit	4,659,006	943,887	—	5,602,893
Selling and administrative expenses			(2,137,699)	(2,137,699)
Other income			160,835	160,835

Income before income taxes				3,626,029

Capital expenditures	3,092,842	90,010	292,006	3,474,858
Segment assets:
Accounts receivable, net	5,277,378	233,392	—	5,510,770
Inventories, net	4,076,781	804,007	—	4,880,788
Property, plant and equipment, net	8,727,541	1,137,133	544,446	10,409,120
Other assets	—	—	7,356,668	7,356,668

				28,157,346

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 20 and 18 percent and 13 and 14 percent of consolidated revenues during 2014 and 2013, respectively. The accounts receivable balances for these customers accounted for 23 and 20 percent of consolidated accounts receivable for the larger customer and 12 and 16 percent for the other customer as of December 31, 2014 and 2013, respectively.

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

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $24,000 and $27,000 for 2014 and 2013, respectively. Total future minimum rentals at December 31, 2014 are not significant.

The Company has entered into a contract to expand the fastener facility in Madison Heights, Michigan in order to provide additional capacity and improve workflow through the plant. The base contract amount is $1,502,500 and is expected to be completed before the end of 2015.

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

9—Subsequent Event—On February 16, 2015, the Board of Directors declared a regular quarterly dividend of $.18 per share, or $173,904, and an extra dividend of $.25 per share, or $241,533, payable March 20, 2015 to shareholders of record on March 5, 2015.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheet of Chicago Rivet & Machine Co. and subsidiary (the “Company”) as of December 31, 2014, and the related consolidated statements of income, retained earnings and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Oak Brook, Illinois

March 20, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheet of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary (the “Company”) as of December 31, 2013 and the related consolidated statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2013 and the results of their operations and their cash flows for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

March 21, 2014

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE MKT (trading privileges only, not registered.) The ticker symbol is CVR.

At December 31, 2014, there were approximately 170 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared			Market Range
Quarter	2014		2013	2014		2013
First	$.58	*	$.15	$43.54	$32.76	$27.23	$18.84
Second	.18		.15	$40.71	$31.53	$27.80	$23.25
Third	.18		.15	$37.11	$31.00	$31.00	$25.78
Fourth	.18		.18	$32.98	$28.01	$47.70	$29.02

*	Includes an extra dividend of $.40 per share

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

John L. Showel (n)

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