Form 10-K, Exhibit 13
period 2015-12-31
CHICAGO RIVET & MACHINE CO
filed 2016-03-21
CIK 19871

Exhibit 13

Chicago Rivet & Machine Co.

2015 Annual Report

Highlights

	2015	2014

Net Sales	$36,174,604	$37,135,207

Net Income	1,687,641	1,951,889

Net Income Per Share	1.75	2.02

Dividends Per Share	.97	1.12

Net Cash Provided by Operating Activities	4,090,193	2,357,494

Expenditures for Property, Plant and Equipment	2,104,267	1,735,041

Working Capital	16,112,248	15,970,203

Total Shareholders’ Equity	26,491,416	25,740,923

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	27.42	26.64

Annual Meeting

The annual meeting of shareholders

will be held on May 10, 2016 at 10:00 a.m. at

901 Frontenac Road

Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Financial results for 2015 were positive, though mixed, with an 18.7% increase in assembly equipment segment revenues offset by a 4.5% decline in the larger fastener segment. The strength in assembly equipment segment sales was evident in all major product categories, while the decline in the fastener segment sales was primarily due to lower export sales and the transition period where certain parts reached the end of their normal production life before newer parts started shipping in full production quantities. Overall, net sales in 2015 were $36,174,604 compared to $37,135,207 in 2014, a decline of 2.6%. Net income for 2015 was $1,687,641, or $1.75 per share, compared to $1,951,889, or $2.02 per share, in 2014.

2015 Compared to 2014

Fastener segment revenues were $7,759,833 in the fourth quarter of 2015, a decline of $208,203, or 2.6%, from $7,968,036 in the fourth quarter of 2014. Fastener segment sales for the full year were $32,590,015 in 2015, compared with $34,116,301 in 2014, a decline of $1,526,286, or 4.5%. This breaks a string of five consecutive years of fastener segment sales growth. Our fastener segment, which relies on the automotive sector for the majority of its revenues, was supported by another year of growth in domestic automobile and light truck sales, however, our sales to certain export markets experienced significant declines. Shipments to China were down approximately $700,000 as their economy went through a significant slowdown in 2015. Also contributing to the decline in sales were certain automotive parts that reached the end of their regular production lives during the year. The decrease in net sales was the primary factor contributing to lower fastener segment margins during 2015. Although we experienced favorable raw material prices during the year and reduced our tooling expense by $396,000, the lower production volume negatively impacted our labor efficiency while our health insurance expense increased approximately $101,000 during the year, resulting in a net reduction in gross margin for the fastener segment of $98,106 in the fourth quarter of 2015 and $651,598 for the full year of 2015 compared to 2014.

Assembly equipment segment revenues were $906,534 in the fourth quarter of 2015, an increase of $186,290, or 25.9%, compared to the fourth quarter of 2014, when revenues were $720,244. For the full year, 2015 assembly equipment segment revenues were $3,584,589, an increase of $565,683, or 18.7%, compared to $3,018,906 reported in 2014. The increase in fourth quarter and full year sales was the result of an increase in the number of machines shipped compared to the year earlier periods and an increase in the sale of tools and machine parts. The increase in sales in the fourth quarter and the full year resulted in an improvement in segment margins of $25,015 and $241,910, respectively.

Selling and administrative expenses were $5,408,281 in 2015, a decrease of $31,274, or 0.6%, compared to the 2014 total of $5,439,555. The change is primarily due to a reduction in profit sharing expense of $40,917, related to lower operating profit. As a percentage of net sales, selling and administrative expenses were 15% in 2015 compared to 14.6% in 2014.

Other income was $44,443 in 2015 compared to $41,280 in 2014. Both interest income and other miscellaneous income increased slightly in 2015 compared to the prior year.

The Company’s effective income tax rates were 33.3% and 32.9% in 2015 and 2014, respectively. Rates were lower than the U.S. federal statutory rate primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends totaling $.72 per share during 2015. In addition, an extra dividend of $.25 per share was paid during the first quarter, bringing the total distribution for the year to $.97 per share. On February 15, 2016, the Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 18, 2016 to shareholders of record on March 4, 2016. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 82 years. At that same meeting, the Board also declared an extra dividend of $.25 per share payable March 18, 2016 to shareholders of record on March 4, 2016.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2015 totaled $2,104,267, of which $1,545,533 related to investments in our fastener operations. The expansion of our H & L Tool manufacturing plant, undertaken to increase capacity and improve production efficiency, totaled $696,246. Cold heading and screw machine equipment comprised $416,268 of the fastener segment additions, $333,395 was expended for

Management’s Report

(Continued)

equipment used in performing secondary operations on parts and quality control and the remaining $99,624 relates to general plant equipment. Assembly equipment segment additions totaled $455,139, primarily for the installation of a new state-of-the-art horizontal machining center. Additional investments of $103,595 for technology upgrades and building improvements were made in 2015 that benefit both operating segments.

Total capital expenditures in 2014 were $1,735,041. Fastener segment additions accounted for $1,667,248 of the total, including $801,139 for cold heading and screw machine equipment and $201,901 for secondary processing equipment. Inspection equipment comprised $325,133 of the fastener segment additions, while the remaining additions of $339,075 were for various general plant equipment and facilities improvements. Assembly equipment segment additions in 2014 were $42,411, for production equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $25,382 during 2014.

Depreciation expense amounted to $1,261,446 in 2015 and $1,262,725 in 2014.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2015 was approximately $16.1 million, an increase of $.1 million from the beginning of the year. Contributing to the change was a $.6 million reduction in inventory which was only partially offset by a $.4 million increase in unearned revenue. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $7.4 million at the end of 2015, an increase of $1.1 million. The Company’s investing activities in 2015 consisted primarily of capital expenditures of $2.1 million. The only financing activity during 2015 was the payment of $.9 million in dividends.

Management believes that current cash, cash equivalents and operating cash flow will be sufficient to provide adequate working capital for the next twelve months.

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

OUTLOOK FOR 2016

U.S. auto and light truck sales are forecast to remain at record levels in 2016 due to the improving job market, favorable financing rates and lower gasoline prices. This is favorable to our fastener segment, as the majority of that segment’s revenue comes from the automotive sector. However, there is expected to be continuing weakness in certain foreign markets we serve.

The near-term outlook for our assembly equipment segment remains favorable based on current order backlog, but a cautious sentiment for capital expenditures is a concern in looking at the second half of the year as the overall economy is expected to continue the tepid growth rate of recent years.

During the past year, we benefited from declining commodity prices and lower fuel costs, but along with lower volume, increases in certain other expenses, especially health insurance, partially offset these lower costs and resulted in fractionally lower margins overall. Increased costs can be difficult to recover in our market, as many of our customers expect prices to be held constant over the life of a part. As in the past, we will continue our efforts to improve operational efficiency as a means to improve margins.

Our profitable results in recent years have allowed us to consistently make investments in our operations which we consider necessary to remain competitive. Over the last five years, we have invested $10.1 million on such upgrades. The investments we made in 2015 in our facilities and equipment have expanded our production capacity and should result in more efficient operations. We believe these investments are necessary to allow us to take advantage of opportunities that may improve revenue and profitability in the future. In the upcoming year, we will continue to make investments designed to further improve operations. We will continue our efforts to foster new customer relationships and build on existing ones in all the markets we serve by emphasizing value over price and by focusing our efforts on producing more complex parts for which our expertise, quality and customer service are important factors in purchasing decisions.

Management’s Report

(Continued)

The positive results in the past year would not have been possible without the dedicated efforts of our employees, who consistently work to meet the daily challenges of today’s manufacturing environment. We are grateful for their contributions as well as the loyalty of our customers, who have placed their confidence in us to help them achieve their goals. We also take this opportunity to acknowledge our shareholders for their support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 21, 2016

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

Consolidated Balance Sheets

December 31	2015	2014

Assets
Current Assets
Cash and Cash Equivalents	$800,894	$231,252
Certificates of Deposit	6,565,000	6,058,000
Accounts Receivable – Less allowances of $150,000	5,438,332	5,669,654
Inventories, net	4,538,212	5,162,474
Deferred Income Taxes	425,191	446,191
Prepaid Income Taxes	273,112	173,656
Other Current Assets	383,953	348,413

Total Current Assets	18,424,694	18,089,640
Property, Plant and Equipment, net	11,698,443	10,877,995

Total Assets	$30,123,137	$28,967,635

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$768,111	$923,819
Accrued Wages and Salaries	611,484	605,029
Other Accrued Expenses	465,662	520,723
Unearned Revenue and Customer Deposits	467,189	69,866

Total Current Liabilities	2,312,446	2,119,437
Deferred Income Taxes	1,319,275	1,107,275

Total Liabilities	3,631,721	3,226,712

Commitments and Contingencies (Note 7)
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized:
None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized:
1,138,096 Shares Issued	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	28,828,284	28,077,791
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	26,491,416	25,740,923

Total Liabilities and Shareholders’ Equity	$30,123,137	$28,967,635

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2015	2014

Net Sales	$36,174,604	$37,135,207
Cost of Goods Sold	28,279,125	28,830,043

Gross Profit	7,895,479	8,305,164
Selling and Administrative Expenses	5,408,281	5,439,555

Operating Profit	2,487,198	2,865,609
Other Income	44,443	41,280

Income Before Income Taxes	2,531,641	2,906,889
Provision for Income Taxes	844,000	955,000

Net Income	$1,687,641	$1,951,889

Net Income Per Share	$1.75	$2.02

Consolidated Statements of Retained Earnings

For the Years Ended December 31	2015	2014

Retained Earnings at Beginning of Year	$28,077,791	$27,207,970
Net Income	1,687,641	1,951,889
Cash Dividends Paid, $.97 and $1.12 Per Share in 2015 and 2014, respectively	(937,148)	(1,082,068)

Retained Earnings at End of Year	$28,828,284	$28,077,791

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2015	2014

Cash Flows from Operating Activities:
Net Income	$1,687,641	$1,951,889
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,261,446	1,262,725
(Gain) Loss on the Sale of Equipment	17,504	(15,659)
Deferred Income Taxes	233,000	6,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	231,322	(158,884)
Inventories, net	624,262	(281,686)
Other Current Assets	(134,996)	(226,548)
Accounts Payable	(178,703)	(79,935)
Accrued Wages and Salaries	6,455	44,915
Other Accrued Expenses	(55,061)	(89,123)
Unearned Revenue and Customer Deposits	397,323	(56,200)

Net Cash Provided by Operating Activities	4,090,193	2,357,494

Cash Flows from Investing Activities:
Capital Expenditures	(2,081,272)	(1,656,230)
Proceeds from the Sale of Equipment	4,869	19,100
Proceeds from Certificates of Deposit	7,303,000	4,133,348
Purchases of Certificates of Deposit	(7,810,000)	(3,984,000)

Net Cash Used In Investing Activities	(2,583,403)	(1,487,782)

Cash Flows from Financing Activities:
Cash Dividends Paid	(937,148)	(1,082,068)

Net Cash Used in Financing Activities	(937,148)	(1,082,068)

Net Increase (Decrease) in Cash and Cash Equivalents	569,642	(212,356)
Cash and Cash Equivalents:
Beginning of Year	231,252	443,608

End of Year	$800,894	$231,252

Net Cash Paid for Income Taxes	$710,456	$1,160,769

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$22,995	$78,811

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2015 and 2014.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2015 and 2014, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2015 or 2014.

The Company’s federal income tax returns for the 2012 through 2014 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2012, 2013 and 2014 federal income tax returns will expire on September 15, 2016, 2017 and 2018, respectively.

The Company’s state income tax returns for the 2012 through 2014 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2018. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2015 and 2014.

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

Reclassifications—Certain items in 2014 have been reclassified to conform to the presentation in 2015. These changes have no effect on net income or the financial position of the Company.

Recent Accounting Pronouncements—In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” Under ASU 2015-11, inventory will be measured at the lower of cost and net realizable value and other options that currently exist for market value will be eliminated. ASU 2015-11 defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The standard will be effective for periods beginning after December 15, 2016, including interim periods within that reporting period. The Company has not yet evaluated the impact of the adoption of this ASU on the consolidated financial statements.

In November 2015, the FASB issued an ASU No. 2015-17 “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). Under current GAAP, deferred income tax assets and liabilities are separated into current and noncurrent amounts in the balance sheet. ASU 2015-17 requires all deferred assets and liabilities be classified as noncurrent in the balance sheet. The standard will be effective for periods beginning after December 15, 2016, including interim periods within that reporting period. The impact of adopting this ASU will be a reclassification of the current deferred income tax asset to the long-term deferred income tax liability on the consolidated balance sheets.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which provides guidance for revenue recognition. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. The guidance permits two methods of transition upon adoption: full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated. Rather, revenue and other disclosures for periods prior to the effective date would be provided in the notes to the financial statements as previously reported under the current revenue standard. In August 2015, the FASB issued final revised guidance that defers the effective date of the revenue recognition standard to be for annual and interim periods beginning after December 15, 2017. The Company is currently evaluating both the effect of adopting this new accounting guidance and determining the appropriate

8

method of transition it will use to apply the new standard. It has not yet determined the impact, if any, that the implementation of this guidance will have on its consolidated financial statements.

2—Balance Sheet Details

	2015	2014
Inventories:
Raw materials	$1,923,932	$2,154,572
Work in process	1,606,389	1,664,899
Finished goods	1,584,891	1,961,003

	5,115,212	5,780,474
Valuation reserves	(577,000)	(618,000)

	$4,538,212	$5,162,474

Property, Plant and Equipment, net:
Land and improvements	$1,281,982	$1,270,242
Buildings and improvements	7,271,006	6,494,896
Machinery and equipment	32,020,937	32,032,724
Capitalized software and other	1,274,592	1,158,065

	41,848,517	40,955,927
Accumulated depreciation	(30,150,074)	(30,077,932)

	$11,698,443	$10,877,995

Other Accrued Expenses:
Profit sharing plan contribution	$273,238	$314,155
Property taxes	92,526	92,901
All other items	99,898	113,667

	$465,662	$520,723

Allowance for Doubtful Accounts:
Balance at beginning of year	$150,000	$150,000
Charges to statement of income	3,824	1,867
Write-offs	(3,824)	(1,867)

Balance at end of year	$150,000	$150,000

Inventory Valuation Reserves:
Balance at beginning of year	$618,000	$564,000
Charges to statement of income	77,577	134,271
Write-offs	(118,577)	(80,271)

Balance at end of year	$577,000	$618,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2015	2014
Current:
Federal	$576,000	$907,000
State	35,000	42,000
Deferred	233,000	6,000

	$844,000	$955,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2015		2014
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$861,000	34.0	$988,000	34.0
Permanent differences	(40,000)	(1.6)	(61,000)	(2.1)
State taxes, net of federal benefit	23,000	0.9	28,000	1.0

Income tax expense	$844,000	33.3	$955,000	32.9

The Company’s effective tax rates were lower than the U.S. federal statutory rate in 2015 and 2014 primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

The deferred tax liabilities and assets consist of the following:

	2015	2014
Depreciation and amortization	$(1,319,275)	$(1,107,275)

Inventory	263,723	283,359
Accrued vacation	109,193	108,642
Allowance for doubtful accounts	53,625	53,625
Other, net	(1,350)	565

	425,191	446,191

	$(894,084)	$(661,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2015 or 2014.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $273,000 in 2015 and $314,000 in 2014.

5—Other Income—consists of the following:

	2015	2014
Interest income	$26,544	$25,904
Other	17,899	15,376

	$44,443	$41,280

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2015:
Net sales	$32,590,015	$3,584,589	$—	$36,174,604
Depreciation	1,101,210	80,191	80,045	1,261,446
Segment operating profit	3,692,805	981,326	—	4,674,131
Selling and administrative expenses			(2,186,933)	(2,186,933)
Other income			44,443	44,443

Income before income taxes				2,531,641

Capital expenditures	1,545,533	455,139	103,595	2,104,267
Segment assets:
Accounts receivable, net	5,084,535	353,797	—	5,438,332
Inventories, net	3,549,655	988,557	—	4,538,212
Property, plant and equipment, net	9,732,333	1,469,010	497,100	11,698,443
Other assets	—	—	8,448,150	8,448,150

				30,123,137

Year Ended December 31, 2014:
Net sales	$34,116,301	$3,018,906	$—	$37,135,207
Depreciation	1,123,818	65,621	73,286	1,262,725
Segment operating profit	4,234,820	745,682	—	4,980,502
Selling and administrative expenses			(2,114,893)	(2,114,893)
Other income			41,280	41,280

Income before income taxes				2,906,889

Capital expenditures	1,667,248	42,411	25,382	1,735,041
Segment assets:
Accounts receivable, net	5,362,201	307,453	—	5,669,654
Inventories, net	4,308,987	853,487	—	5,162,474
Property, plant and equipment, net	9,267,529	1,113,923	496,543	10,877,995
Other assets	—	—	7,257,512	7,257,512

				28,967,635

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 21 and 20 percent and 12 and 13 percent of consolidated revenues during 2015 and 2014, respectively. The accounts receivable balances for these customers accounted for 26 and 23 percent of consolidated accounts receivable for the larger customer and 13 and 12 percent for the other customer as of December 31, 2015 and 2014, respectively.

7—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $26,000 and $24,000 for 2015 and 2014, respectively. Total future minimum rentals at December 31, 2015 are not significant.

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

8—Subsequent Events—On February 15, 2016, the Board of Directors declared a regular quarterly dividend of $.18 per share, or $173,904, and an extra dividend of $.25 per share, or $241,533, payable March 18, 2016 to shareholders of record on March 4, 2016.

On February 15, 2016, the Company amended its shareholder rights agreement, originally adopted November 16, 2009, to accelerate the expiration date from December 1, 2019 to February 29, 2016. As part of the amendment, the Series A Junior Participating Preferred Stock, none of which was outstanding, was eliminated.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. and subsidiary (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Oak Brook, Illinois

March 21, 2016

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE MKT (trading privileges only, not registered.) The ticker symbol is CVR.

At December 31, 2015, there were approximately 160 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range
Quarter	2015	2014	2015		2014
First*	$.43	$.58	$35.50	$27.95	$43.54	$32.76
Second	.18	.18	$32.89	$27.80	$40.71	$31.53
Third	.18	.18	$29.68	$24.07	$37.11	$31.00
Fourth	.18	.18	$27.00	$22.00	$32.98	$28.01

*	Includes an extra dividend of $.25 and $.40 per share in 2015 and 2014, respectively.

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