Form 10-K, Exhibit 13
period 2016-12-31
CHICAGO RIVET & MACHINE CO
filed 2017-03-20
CIK 19871

Exhibit 13

Chicago Rivet & Machine Co.

2016 Annual Report

Highlights

	2016	2015

Net Sales	$37,022,378	$36,174,604

Net Income	2,356,980	1,687,641

Net Income Per Share	2.44	1.75

Dividends Per Share	.99	.97

Net Cash Provided by Operating Activities	4,027,182	4,090,193

Expenditures for Property, Plant and Equipment	2,027,860	2,104,267

Working Capital	16,469,451	15,687,057

Total Shareholders’ Equity	27,891,925	26,491,416

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	28.87	27.42

Annual Meeting

The annual meeting of shareholders

will be held on May 9, 2017 at 10:00 a.m. at

901 Frontenac Road

Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Financial results for 2016 were very positive, with both operating segments recording increases in sales while net income improved by an impressive 39.7% compared to 2015. Overall, net sales in 2016 were $37,022,378 compared to $36,174,604 in 2015, an increase of $847,774, or 2.3%. Net income for 2016 was $2,356,980, or $2.44 per share, compared to $1,687,641, or $1.75 per share, in 2015.

2016 Compared to 2015

Fastener segment revenues were $7,731,434 in the fourth quarter of 2016, a decline of $28,399, or 0.4%, from $7,759,833 in the fourth quarter of 2015. Fastener segment revenues for the full year were $33,126,599 in 2016 compared with $32,590,015 in 2015, an increase of $536,584, or 1.6%. Our fastener segment, which relies on the automotive sector for the majority of its revenues, was supported by modest growth in domestic automobile and light truck sales during 2016. In addition to the increase in sales, segment margins were further improved by favorable raw material prices during the year and a $141,000 reduction in tooling expense, contributing to a net increase in gross margin for the fastener segment of $329,235 in the fourth quarter and $1,144,067 for the full year of 2016 compared to 2015.

Assembly equipment segment revenues were $1,019,545 in the fourth quarter of 2016, an increase of $113,011, or 12.5%, compared to the fourth quarter of 2015, when revenues were $906,534. For the full year 2016, assembly equipment segment revenues were $3,895,779, an increase of $311,190, or 8.7%, compared to $3,584,589 reported in 2015. The increase in fourth quarter and full year sales was the result of an increase in the number and average selling price of machines shipped compared to the prior year periods. These gains were partially offset by lower tools and machine parts sales during 2016. The net increase in assembly equipment segment sales in the fourth quarter resulted in an improvement in segment margins of $46,634, while the increase in margins for the year was limited to $2,615 due to a less favorable overall sales mix.

Selling and administrative expenses were $5,559,436 in 2016, compared to $5,408,281 in 2015, an increase of $151,155, or 2.8%. The change is primarily due to an increase in profit sharing expense of $111,037, related to greater operating profit. As a percentage of net sales, selling and administrative expenses were unchanged at 15% in 2016 compared to 2015.

Other income was $65,255 in 2016 compared to $44,443 in 2015. Other income is comprised primarily of interest income which increased during the year due to rising interest rates and greater amounts invested in certificates of deposit compared to the prior year.

The Company’s effective income tax rates were 33.6% and 33.3% in 2016 and 2015, respectively. Rates were lower than the U.S. federal statutory rate primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. In November 2016, the quarterly dividend was increased from $.18 per share to $.20 per share. The Company paid four regular quarterly dividends totaling $.74 per share during 2016. In addition, an extra dividend of $.25 per share was paid during the first quarter, bringing the total distribution for the year to $.99 per share. On February 20, 2017, the Board of Directors declared a regular quarterly dividend of $.20 per share, payable March 20, 2017 to shareholders of record on March 3, 2017. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 83 years. At that same meeting, the Board also declared an extra dividend of $.35 per share payable March 20, 2017 to shareholders of record on March 3, 2017.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2016 were $2,027,860. Fastener segment additions accounted for $1,683,953 of the total, including $758,467 for the substantial completion of the H & L Tool building expansion that was begun in 2015. Cold heading and screw machine equipment additions totaled $180,818 while secondary processing equipment totaled $301,932. Inspection equipment comprised $247,330 of the fastener segment additions and the remaining additions of $195,406 were for various general plant equipment. Assembly equipment segment additions in 2016 were $189,568, for production equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $154,339 during 2016.

Capital expenditures during 2015 totaled $2,104,267, of which $1,545,533 related to investments in our fastener operations. The expansion of our H & L Tool manufacturing

Management’s Report

(Continued)

plant, undertaken to increase capacity and improve production efficiency, totaled $696,246. Cold heading and screw machine equipment comprised $416,268 of the fastener segment additions, $333,395 was expended for equipment used in performing secondary operations on parts and quality control and the remaining $99,624 relates to general plant equipment. Assembly equipment segment additions totaled $455,139, primarily for the installation of a new state-of-the-art horizontal machining center. Additional investments of $103,595 for technology upgrades and building improvements were made in 2015 that benefit both operating segments.

Depreciation expense amounted to $1,242,357 in 2016 and $1,261,446 in 2015.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2016 was approximately $16.5 million, an increase of $.8 million from the beginning of the year. The most significant factor in the change was the net increase in cash and certificates of deposit as a result of more profitable operations in 2016. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $8.4 million at the end of 2016, an increase of $1 million. The Company’s investing activities in 2016 consisted primarily of capital expenditures of $2 million. The only financing activity during 2016 was the payment of approximately $1 million in dividends.

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

OUTLOOK FOR 2017

With U.S. auto and light truck sales posting strong gains in December 2016, it was not surprising that 2017 started with the first January decline in retail light vehicle sales since 2010. However, many forecasts call for 2017 sales to be near the record levels achieved the last two years due to the anticipated improvement in the economy if potential economic stimulus and deregulation initiatives are enacted. This environment is favorable to our fastener segment which derives the majority of its revenue from the automotive sector. While recent demand for products in our assembly equipment segment remains stable, due to the particularly strong sales reported in the first half of 2016, achieving similar results for that segment in early 2017 will be difficult.

In addition to the increase in sales during 2016, our margins benefited from lower raw material prices compared to the year earlier period. Predicting the direction of commodities prices is difficult due to the many factors impacting them and prices have had periods of volatility in the past. Increases in costs can be difficult to recover in some of the markets we serve as many of our customers expect prices to be held constant over the multi-year life of a part. Accordingly, we will continue our efforts to improve operational efficiency as a means of improving margins.

Over the last six years, we have invested $12.1 million in equipment and facilities upgrades in order to increase our capabilities, expand production capacity and improve operating efficiency. These investments, which we feel are necessary to remain competitive, have been made possible by our consistent profitability during that period. That profitability has also allowed us to pay dividends of $4.9 million over the last six years and declare an additional special dividend of $.3 million, to be paid in the first quarter of 2017, based on the results in 2016. As in the past, we will continue our efforts to develop new customer relationships and build on existing ones in all the markets we serve by emphasizing our experience, quality and customer service in a very competitive global marketplace.

The positive results in the past year would not have been possible without the dedicated efforts of our

Management’s Report

(Continued)

employees, who consistently work to meet the ever-changing challenges that characterize today’s manufacturing environment. We are grateful for their contributions to our efforts towards continual improvement as well as the loyalty of our customers, who have placed their confidence in us to help them achieve their goals. We also take this opportunity to acknowledge our shareholders for their support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 20, 2017

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

Consolidated Balance Sheets

December 31	2016	2015

Assets
Current Assets
Cash and Cash Equivalents	$353,475	$800,894
Certificates of Deposit	8,059,000	6,565,000
Accounts Receivable – Less allowances of $150,000	5,323,519	5,438,332
Inventories, net	4,537,693	4,538,212
Prepaid Income Taxes	56,112	273,112
Other Current Assets	423,952	383,953

Total Current Assets	18,753,751	17,999,503
Property, Plant and Equipment, net	12,450,558	11,698,443

Total Assets	$31,204,309	$29,697,946

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$703,467	$768,111
Accrued Wages and Salaries	690,526	611,484
Other Accrued Expenses	604,174	465,662
Unearned Revenue and Customer Deposits	286,133	467,189

Total Current Liabilities	2,284,300	2,312,446
Deferred Income Taxes, net	1,028,084	894,084

Total Liabilities	3,312,384	3,206,530

Commitments and Contingencies (Note 7)
Shareholders’ Equity
Preferred Stock, No Par Value,
500,000 Shares Authorized: None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	30,228,793	28,828,284
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	27,891,925	26,491,416

Total Liabilities and Shareholders’ Equity	$31,204,309	$29,697,946

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2016	2015

Net Sales	$37,022,378	$36,174,604
Cost of Goods Sold	27,980,217	28,279,125

Gross Profit	9,042,161	7,895,479
Selling and Administrative Expenses	5,559,436	5,408,281

Operating Profit	3,482,725	2,487,198
Other Income	65,255	44,443

Income Before Income Taxes	3,547,980	2,531,641
Provision for Income Taxes	1,191,000	844,000

Net Income	$2,356,980	$1,687,641

Net Income Per Share	$2.44	$1.75

Consolidated Statements of Retained Earnings

For the Years Ended December 31	2016	2015

Retained Earnings at Beginning of Year	$28,828,284	$28,077,791
Net Income	2,356,980	1,687,641
Cash Dividends Paid, $.99 and $.97 Per Share in 2016 and 2015, respectively	(956,471)	(937,148)

Retained Earnings at End of Year	$30,228,793	$28,828,284

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2016	2015

Cash Flows from Operating Activities:
Net Income	$2,356,980	$1,687,641
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,242,357	1,261,446
Loss on the Sale of Equipment	29,658	17,504
Deferred Income Taxes	134,000	233,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	114,813	231,322
Inventories, net	519	624,262
Other Current Assets	177,001	(134,996)
Accounts Payable	(64,644)	(178,703)
Accrued Wages and Salaries	79,042	6,455
Other Accrued Expenses	138,512	(55,061)
Unearned Revenue and Customer Deposits	(181,056)	397,323

Net Cash Provided by Operating Activities	4,027,182	4,090,193

Cash Flows from Investing Activities:
Capital Expenditures	(2,027,860)	(2,081,272)
Proceeds from the Sale of Equipment	3,730	4,869
Proceeds from Certificates of Deposit	6,225,000	7,303,000
Purchases of Certificates of Deposit	(7,719,000)	(7,810,000)

Net Cash Used in Investing Activities	(3,518,130)	(2,583,403)

Cash Flows from Financing Activities:
Cash Dividends Paid	(956,471)	(937,148)

Net Cash Used in Financing Activities	(956,471)	(937,148)

Net Increase (Decrease) in Cash and Cash Equivalents	(447,419)	569,642
Cash and Cash Equivalents:
Beginning of Year	800,894	231,252

End of Year	$353,475	$800,894

Net Cash Paid for Income Taxes	$840,000	$710,456

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$—	$22,995

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

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience. Cash received by the Company prior to shipment is recorded as unearned revenue. The Company experiences a certain degree of sales returns that varies over time. The Company is able to make a reasonable estimation of expected sales returns based upon history. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred.

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2016 and 2015.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method. Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are shown on the balance sheet as a net long-term asset or liability.

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2016 and 2015, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2016 or 2015.

The Company’s federal income tax returns for the 2013 through 2015 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2013, 2014 and 2015 federal income tax returns will expire on September 15, 2017, 2018 and 2019, respectively.

The Company’s state income tax returns for the 2013 through 2015 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2019. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2016 and 2015.

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

Reclassifications—Certain items in 2015 have been reclassified to conform to the presentation in 2016. These changes have no effect on net income or the financial position of the Company.

Recent Accounting Pronouncements—In November 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-17 “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”) to simplify the presentation of deferred income taxes. Under this update, all deferred income tax assets and liabilities, along with any related valuation allowance, are required to be classified as noncurrent on the balance sheet. Effective January 1, 2016, the Company early adopted ASU No. 2015-17 and retrospectively reclassified $425,191 of current deferred income tax assets to long-term deferred income tax liability on the December 31, 2015 consolidated balance sheet.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Company does not expect the adoption of this ASU to have a significant impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The ASU will increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU will require lessees to recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The ASU is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those annual periods. The impact of adopting this ASU is not expected to be significant based on current lease agreements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which updated ASU 2014-09. ASU 2016-12 clarifies certain core recognition principles including collectability, sales tax presentation, noncash consideration, contract modifications and completed contracts at transition and disclosures no longer required if the full retrospective transition method is adopted. ASU 2014-09 and ASU 2016-12 are effective for annual reporting periods after December 15, 2017 and interim periods within those reporting periods, and are to be applied using either the modified retrospective or full retrospective transition methods, with early adoption permitted. The Company has reviewed its revenue sources and contracts within the scope of the ASU and based on its evaluation to date, does not anticipate this standard will have a material impact on its consolidated financial statements. The Company does not plan to early adopt the ASU and has not yet determined the transition method.

2—Balance Sheet Details

	2016	2015
Inventories:
Raw materials	$1,675,143	$1,923,932
Work in process	1,684,321	1,606,389
Finished goods	1,740,229	1,584,891

	5,099,693	5,115,212
Valuation reserves	(562,000)	(577,000)

	$4,537,693	$4,538,212

Property, Plant and Equipment, net:
Land and improvements	$1,424,689	$1,281,982
Buildings and improvements	7,908,780	7,271,006
Machinery and equipment	32,559,468	32,020,937
Capitalized software and other	1,312,887	1,274,592

	43,205,824	41,848,517
Accumulated depreciation	(30,755,266)	(30,150,074)

	$12,450,558	$11,698,443

Other Accrued Expenses:
Profit sharing plan contribution	$384,275	$273,238
Property taxes	92,044	92,526
All other items	127,855	99,898

	$604,174	$465,662

Allowance for Doubtful Accounts:
Balance at beginning of year	$150,000	$150,000
Charges to statement of income	1,566	3,824
Write-offs	(1,566)	(3,824)

Balance at end of year	$150,000	$150,000

	2016	2015

Inventory Valuation Reserves:
Balance at beginning of year	$577,000	$618,000
Charges to statement of income	80,793	77,577
Write-offs	(95,793)	(118,577)

Balance at end of year	$562,000	$577,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2016	2015
Current:
Federal	$1,005,000	$576,000
State	52,000	35,000
Deferred	134,000	233,000

	$1,191,000	$844,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2016		2015
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$1,206,000	34.0	$861,000	34.0
Permanent differences	(49,000)	(1.4)	(40,000)	(1.6)
State taxes, net of federal benefit	34,000	1.0	23,000	0.9

Income tax expense	$1,191,000	33.6	$844,000	33.3

The Company’s effective tax rates were lower than the U.S. federal statutory rate in 2016 and 2015 primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

The deferred tax assets (liabilities) consist of the following:

	2016	2015
Depreciation and amortization	$(1,432,275)	$(1,319,275)
Inventory	240,647	263,723
Accrued vacation	110,246	109,193
Allowance for doubtful accounts	53,625	53,625
Other, net	(327)	(1,350)

	$(1,028,084)	$(894,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2016 or 2015.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $384,000 in 2016 and $273,000 in 2015.

5—Other Income—consists of the following:

	2016	2015
Interest income	$41,880	$26,544
Other	23,375	17,899

	$65,255	$44,443

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2016:
Net sales	$33,126,599	$3,895,779	$—	$37,022,378
Depreciation	1,078,281	93,876	70,200	1,242,357
Segment operating profit	4,689,749	1,350,277	—	6,040,026
Selling and administrative expenses			(2,557,301)	(2,557,301)
Other income			65,255	65,255

Income before income taxes				3,547,980

Capital expenditures	1,683,953	189,568	154,339	2,027,860
Segment assets:
Accounts receivable, net	5,036,251	287,268	—	5,323,519
Inventories, net	3,639,940	897,753	—	4,537,693
Property, plant and equipment, net	10,282,847	1,564,702	603,009	12,450,558
Other assets	—	—	8,892,539	8,892,539

				31,204,309

Year Ended December 31, 2015:
Net sales	$32,590,015	$3,584,589	$—	$36,174,604
Depreciation	1,101,210	80,191	80,045	1,261,446
Segment operating profit	3,692,805	981,326	—	4,674,131
Selling and administrative expenses			(2,186,933)	(2,186,933)
Other income			44,443	44,443

Income before income taxes				2,531,641

Capital expenditures	1,545,533	455,139	103,595	2,104,267
Segment assets:
Accounts receivable, net	5,084,535	353,797	—	5,438,332
Inventories, net	3,549,655	988,557	—	4,538,212
Property, plant and equipment, net	9,732,333	1,469,010	497,100	11,698,443
Other assets	—	—	8,022,959	8,022,959

				29,697,946

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 19 and 21 percent and 12 and 12 percent of consolidated revenues during 2016 and 2015, respectively. The accounts receivable balances for these customers accounted for 22 and 26 percent of consolidated accounts receivable for the larger customer and 12 and 13 percent for the other customer as of December 31, 2016 and 2015, respectively.

7—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $26,000 for both 2016 and 2015. Total future minimum rentals at December 31, 2016 are not significant.

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

8—Subsequent Events—On February 20, 2017, the Board of Directors declared a regular quarterly dividend of $.20 per share, or $193,226, and an extra dividend of $.35 per share, or $338,146, payable March 20, 2017 to shareholders of record on March 3, 2017.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. and subsidiary (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Oak Brook, Illinois

March 20, 2017

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE MKT (trading privileges only, not registered.) The ticker symbol is CVR.

At December 31, 2016, there were approximately 160 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range
Quarter	2016	2015	2016		2015
First*	$.43	$.43	$25.00	$23.10	$35.50	$27.95
Second	.18	.18	$29.00	$23.66	$32.89	$27.80
Third	.18	.18	$29.59	$26.40	$29.68	$24.07
Fourth	.20	.18	$42.00	$26.05	$27.00	$22.00

*	Includes an extra dividend of $.25 per share in both 2016 and 2015.

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

CORPORATE OFFICERS

John A. Morrissey

Chairman, Chief

Executive Officer

Michael J. Bourg

President, Chief Operating

Officer and Treasurer

Kimberly A. Kirhofer

Secretary

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices

Naperville, Illinois

Pembroke, Massachusetts

Manufacturing Facilities

Albia Division

Albia, Iowa

Tyrone Division

Tyrone, Pennsylvania

H & L Tool Company, Inc.

Madison Heights, Michigan

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com