Form 10-K, Exhibit 13
period 2017-12-31
CHICAGO RIVET & MACHINE CO
filed 2018-03-20
CIK 19871

Exhibit 13

Chicago Rivet & Machine Co.

2017 Annual Report

Highlights

	2017	2016

Net Sales	$35,764,714	$37,022,378

Net Income	2,079,082	2,356,980

Net Income Per Share	2.15	2.44

Dividends Per Share	1.15	.99

Net Cash Provided by Operating Activities	2,993,434	4,027,182

Expenditures for Property, Plant and Equipment	1,337,941	2,027,860

Working Capital	17,040,086	16,469,451

Total Shareholders’ Equity	28,859,955	27,891,925

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	29.87	28.87

Annual Meeting

The annual meeting of shareholders

will be held on May 8, 2018 at 10:00 a.m. at

901 Frontenac Road

Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Financial results for 2017 were positive, although not as strong as those reported in 2016. Net sales were $35,764,714 in 2017 compared to $37,022,378 in 2016, a decline of $1,257,664, or 3.4%. Net income for 2017 was $2,079,082, or $2.15 per share, compared to $2,356,980, or $2.44 per share, in 2016.

2017 Compared to 2016

Fastener segment revenues were $7,658,239 in the fourth quarter of 2017, a decline of $73,195, or 0.9%, from $7,731,434 reported in the fourth quarter of 2016. Fastener segment revenues for the full year were $31,977,964 in 2017 compared with $33,126,599 in 2016, a decline of $1,148,635, or 3.5%. Our fastener segment relies on the automotive sector for the majority of its revenues. Domestic automobile and light truck sales declined approximately 2% during 2017, which negatively impacted our sales. During 2017, fastener segment margins were pressured due to greater quality related expenses and a reversal of the favorable raw material prices experienced in 2016. These factors contributed to a net reduction in gross margin for the fastener segment of $103,117 in the fourth quarter and $1,128,434 for the full year of 2017 compared to 2016.

Assembly equipment segment revenues were $800,884 in the fourth quarter of 2017, a decline of $218,661, or 21.4%, compared to the strong results in the fourth quarter of 2016, when revenues were $1,019,545. For the full year 2017, assembly equipment segment revenues were $3,786,750, a decline of $109,029, or 2.8%, compared to $3,895,779 reported in 2016. The decrease in fourth quarter and full year sales was primarily due to a reduction in the number of rivet setting machines shipped compared to the prior year periods. These declines were partially offset by an increase in machine parts and tool sales during 2017. The net decline in assembly equipment segment sales was the primary cause of the $83,200 reduction in segment margins in the fourth quarter of 2017, however through effective cost controls, margins for the year were relatively unchanged.

Selling and administrative expenses were $5,548,541 in 2017 compared to $5,559,436 in 2016, a decline of $10,895, or 0.2%. Profit sharing expense declined $118,000 for the year due to lower operating profit and payroll expense declined $83,000 due to reduced headcount. Largely offsetting these reductions was approximately $167,000 in expenses related to the implementation of a new ERP system at one of our locations. As a percentage of net sales, selling and administrative expenses were 15.5% compared to 15% in 2016.

Other income was $100,901 in 2017 compared to $65,255 in 2016. Other income is primarily comprised of interest income which increased during the year due to rising interest rates and greater amounts invested in certificates of deposit compared to the prior year.

The Company’s effective income tax rates were 15.7% and 33.6% in 2017 and 2016, respectively. The rate was lower than the U.S. federal statutory rate in 2017 primarily due to the enactment of the Tax Cuts and Jobs Act (“the Act”) in December 2017. Among other changes, the Act reduced the maximum corporate tax rate from 35% to 21% beginning in 2018. Although the lower tax rate takes effect in 2018, deferred tax assets and liabilities should be measured using the enacted tax rate expected to apply in the years in which they are expected to be settled. The Company recorded a one-time net income tax benefit of $432,000 in the fourth quarter of 2017 as a result of the revaluation of the Company’s deferred tax assets and liabilities to reflect the lower future U.S. corporate tax rates. The 2016 rate was lower than the U.S. federal statutory rate primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends totaling $.80 per share during 2017. In addition, an extra dividend of $.35 per share was paid during the first quarter, bringing the total distribution for the year to $1.15 per share. On February 19, 2018, the Board of Directors declared a regular quarterly dividend of $.21 per share, an increase of 5% from the prior quarter, payable March 20, 2018 to shareholders of record on March 5, 2018. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 84 years. At that same meeting, the Board also declared an extra dividend of $.30 per share payable March 20, 2018 to shareholders of record on March 5, 2018.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2017 totaled $1,337,941. The fastener segment accounted for $1,093,539 of the

Management’s Report

(Continued)

total, including $904,312 for production equipment. Cold heading and screw machine equipment additions were $303,992, quality control equipment additions were $281,983, additions for equipment to perform secondary operations on parts were $261,143 and $57,194 was expended for general plant equipment. The remainder of the fastener segment additions relate to building improvements and technology equipment. Assembly equipment segment additions totaled $178,761, primarily for production equipment. Additional investments of $65,641 were made in 2017 for building improvements that benefit both operating segments.

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

Depreciation expense amounted to $1,231,546 in 2017 and $1,242,357 in 2016.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2017 was approximately $17 million, an increase of $.6 million from the beginning of the year. The most significant factor in the change was the net increase in cash and certificates of deposit as a result of continued profitable operations in 2017 and the reduction in capital expenditures compared to the prior year. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $9 million at the end of 2017, an increase of $.6 million. The Company’s investing activities in 2017 consisted primarily of capital expenditures of $1.3 million. The only financing activity during 2017 was the payment of approximately $1.1 million in dividends.

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

OUTLOOK FOR 2018

We started 2018 with a more cautious outlook than a year ago. U.S. auto and light truck sales, not unexpectedly, declined from their recent peaks during 2017 and are forecast to decline further in 2018. With the majority of our fastener segment revenues coming from the automotive sector, revenue growth may be more difficult as a result. During 2017, we did add a number of non-automotive customers in the fastener segment which should help offset any shortfalls related to lower domestic automobile production. Additionally, we experienced increases in the cost of our primary raw materials during 2017 and have seen further increases in early 2018. Increases in costs can be difficult to recover in some of the markets we serve as certain customers expect prices of their parts to be held constant over the multi-year life of that part. Both of these factors will contribute to a more challenging environment for our fastener segment operations. The assembly equipment segment reported results in 2017 that were comparable to those of the prior year, however we entered 2018 with less of a machine order backlog than a year ago which will make achieving similar results for that segment more difficult.

The recently enacted tax reform and the expected increase in interest rates are two more variables that will impact results in 2018. In anticipation of the challenges ahead, we will continue our efforts to improve operational efficiency as a means of improving margins. We will also continue our efforts to develop new customer relationships and build on existing ones in all the markets we serve by emphasizing our experience, product quality and customer service in a very competitive global marketplace.

Management’s Report

(Continued)

Over the last five years, we have invested $10.7 million in equipment and facilities upgrades in order to increase our capabilities, expand production capacity and improve operating efficiency. These investments, which we feel are necessary to remain competitive, have been made possible by our consistent profitability during that period. That profitability has also allowed us to pay dividends of $4.7 million over the same period and declare an additional special dividend of $.3 million, to be paid in the first quarter of 2018.

The positive results in the past year would not have been possible without the conscientious efforts of our dedicated employees, who consistently strive to meet the challenges that characterize today’s manufacturing environment. We are grateful for their contributions towards meeting our customers’ expectations related to quality, price and service. We also take this opportunity to thank our customers for having the confidence in us to be a part of their success and our shareholders for their continued support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 20, 2018

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking statements” which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under “Risk Factors” in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales with a major customer, risks related to export sales, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2017	2016

Assets
Current Assets
Cash and Cash Equivalents	$1,152,569	$353,475
Certificates of Deposit	7,810,000	8,059,000
Accounts Receivable – Less allowances of $140,000 and $150,000 in 2017 and 2016, respectively	5,326,650	5,323,519
Inventories, net	4,528,100	4,537,693
Prepaid Income Taxes	84,112	56,112
Other Current Assets	357,918	423,952

Total Current Assets	19,259,349	18,753,751
Property, Plant and Equipment, net	12,556,953	12,450,558

Total Assets	$31,816,302	$31,204,309

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$737,040	$703,467
Accrued Wages and Salaries	674,316	690,526
Other Accrued Expenses	495,132	604,174
Unearned Revenue and Customer Deposits	312,775	286,133

Total Current Liabilities	2,219,263	2,284,300
Deferred Income Taxes, net	737,084	1,028,084

Total Liabilities	2,956,347	3,312,384

Commitments and Contingencies (Note 7)
Shareholders’ Equity
Preferred Stock, No Par Value,	—	—
500,000 Shares Authorized: None Outstanding
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	31,196,823	30,228,793
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	28,859,955	27,891,925

Total Liabilities and Shareholders’ Equity	$31,816,302	$31,204,309

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2017	2016

Net Sales	$35,764,714	$37,022,378
Cost of Goods Sold	27,850,992	27,980,217

Gross Profit	7,913,722	9,042,161
Selling and Administrative Expenses	5,548,541	5,559,436

Operating Profit	2,365,181	3,482,725
Other Income	100,901	65,255

Income Before Income Taxes	2,466,082	3,547,980
Provision for Income Taxes	387,000	1,191,000

Net Income	$2,079,082	$2,356,980

Net Income Per Share	$2.15	$2.44

Consolidated Statements of Retained Earnings

For the Years Ended December 31	2017	2016

Retained Earnings at Beginning of Year	$30,228,793	$28,828,284
Net Income	2,079,082	2,356,980
Cash Dividends Paid, $1.15 and $.99 Per Share in 2017 and 2016, respectively	(1,111,052)	(956,471)

Retained Earnings at End of Year	$31,196,823	$30,228,793

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2017	2016

Cash Flows from Operating Activities:
Net Income	$2,079,082	$2,356,980
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,231,546	1,242,357
(Gain) Loss on the Sale of Equipment	(1,700)	29,658
Deferred Income Taxes	(291,000)	134,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	(3,131)	114,813
Inventories, net	9,593	519
Other Current Assets	38,034	177,001
Accounts Payable	29,620	(64,644)
Accrued Wages and Salaries	(16,210)	79,042
Other Accrued Expenses	(109,042)	138,512
Unearned Revenue and Customer Deposits	26,642	(181,056)

Net Cash Provided by Operating Activities	2,993,434	4,027,182

Cash Flows from Investing Activities:
Capital Expenditures	(1,333,988)	(2,027,860)
Proceeds from the Sale of Equipment	1,700	3,730
Proceeds from Certificates of Deposit	7,063,000	6,225,000
Purchases of Certificates of Deposit	(6,814,000)	(7,719,000)

Net Cash Used in Investing Activities	(1,083,288)	(3,518,130)

Cash Flows from Financing Activities:
Cash Dividends Paid	(1,111,052)	(956,471)

Net Cash Used in Financing Activities	(1,111,052)	(956,471)

Net Increase (Decrease) in Cash and Cash Equivalents	799,094	(447,419)
Cash and Cash Equivalents:
Beginning of Year	353,475	800,894

End of Year	$1,152,569	$353,475

Net Cash Paid for Income Taxes	$706,000	$840,000

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$3,953	$—

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2017 and 2016.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2017 and 2016, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2017 or 2016.

The Company’s federal income tax returns for the 2014 through 2016 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2014, 2015 and 2016 federal income tax returns will expire on September 15, 2018, 2019 and 2020, respectively.

The Company’s state income tax returns for the 2014 through 2016 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2020. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2017 and 2016.

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

Recent Accounting Pronouncements—In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU includes specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Company does not expect the adoption of this ASU to have a significant impact on the consolidated financial statements.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which updated ASU 2014-09. ASU 2016-12 clarifies certain core recognition principles including collectability, sales tax presentation, noncash consideration, contract modifications and completed contracts at transition and disclosures no longer required if the full retrospective transition method is adopted. ASU 2014-09 and ASU 2016-12 are effective for annual reporting periods after December 15, 2017 and interim periods within those reporting periods, and are to be applied using either the modified retrospective or full retrospective transition methods, with early adoption permitted. The Company has reviewed its revenue sources and contracts within the scope of the ASU and based on its evaluation to date, does not anticipate this standard will have a material impact on its consolidated financial statements except for the expanded disclosure requirements. The Company will adopt this standard on January 1, 2018, as required, using the full retrospective method.

2—Balance Sheet Details

	2017	2016
Inventories:
Raw materials	$1,812,603	$1,675,143
Work in process	1,604,867	1,684,321
Finished goods	1,674,630	1,740,229

	5,092,100	5,099,693
Valuation reserves	(564,000)	(562,000)

	$4,528,100	$4,537,693

Property, Plant and Equipment, net:
Land and improvements	$1,571,552	$1,424,689
Buildings and improvements	8,039,831	7,908,780
Machinery and equipment	33,208,675	32,559,468
Capitalized software and other	1,362,714	1,312,887

	44,182,772	43,205,824
Accumulated depreciation	(31,625,819)	(30,755,266)

	$12,556,953	$12,450,558

Other Accrued Expenses:
Profit sharing plan contribution	$266,398	$384,275
Property taxes	92,620	92,044
All other items	136,114	127,855

	$495,132	$604,174

Allowance for Doubtful Accounts:
Balance at beginning of year	$150,000	$150,000
Charges to statement of income	6,435	1,566
Write-offs	(16,435)	(1,566)

Balance at end of year	$140,000	$150,000

Inventory Valuation Reserves:
Balance at beginning of year	$562,000	$577,000
Charges to statement of income	75,023	80,793
Write-offs	(73,023)	(95,793)

Balance at end of year	$564,000	$562,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2017	2016
Current:
Federal	$647,000	$1,005,000
State	31,000	52,000
Deferred	(291,000)	134,000

	$387,000	$1,191,000

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act includes significant changes to the taxation of corporations, including a reduction in the top corporate tax rate from 35% to 21%, effective January 1, 2018. Due to the enactment of the new tax law, we re-measured our deferred tax assets and liabilities using the rate at which we expect them to be recovered or settled. As a result, the Company recognized a $432,000 tax benefit for the year ended December 31, 2017 that is reflected in the 2017 income tax expense.

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2017		2016
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$838,000	34.0	$1,206,000	34.0
Impact of the Act	(432,000)	(17.5)	—	—
Permanent differences	(39,000)	(1.6)	(49,000)	(1.4)
State taxes, net of federal benefit	20,000	0.8	34,000	1.0

Income tax expense	$387,000	15.7	$1,191,000	33.6

The Company’s effective tax rate was lower than the U.S. federal statutory rate in 2017 primarily due to the impact of the new tax law. The Company’s effective tax rate was lower than the U.S. federal statutory rate in 2016 primarily due to the Domestic Production Activities Deduction allowed under Internal Revenue Code Section 199.

The deferred tax assets (liabilities) consist of the following:

	2017	2016
Depreciation and amortization	$(988,334)	$(1,432,275)
Inventory	149,460	240,647
Accrued vacation	70,973	110,246
Allowance for doubtful accounts	31,500	53,625
Other, net	(683)	(327)

	$(737,084)	$(1,028,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2017 or 2016.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $266,000 in 2017 and $384,000 in 2016.

5—Other Income—consists of the following:

	2017	2016
Interest income	$75,926	$41,880
Other	24,975	23,375

	$100,901	$65,255

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2017:
Net sales	$31,977,964	$3,786,750	$—	$35,764,714
Depreciation	1,093,476	100,908	37,162	1,231,546
Segment operating profit	3,574,783	1,350,111	—	4,924,894
Selling and administrative expenses			(2,559,713)	(2,559,713)
Other income			100,901	100,901

Income before income taxes				2,466,082

Capital expenditures	1,093,539	178,761	65,641	1,337,941
Segment assets:
Accounts receivable, net	5,080,191	246,459	—	5,326,650
Inventories, net	3,565,361	962,739	—	4,528,100
Property, plant and equipment, net	10,282,910	1,642,555	631,488	12,556,953
Other assets	—	—	9,404,599	9,404,599

				31,816,302

Year Ended December 31, 2016:
Net sales	$33,126,599	$3,895,779	$—	$37,022,378
Depreciation	1,078,281	93,876	70,200	1,242,357
Segment operating profit	4,689,749	1,350,277	—	6,040,026
Selling and administrative expenses			(2,557,301)	(2,557,301)
Other income			65,255	65,255

Income before income taxes				3,547,980

Capital expenditures	1,683,953	189,568	154,339	2,027,860
Segment assets:
Accounts receivable, net	5,036,251	287,268	—	5,323,519
Inventories, net	3,639,940	897,753	—	4,537,693
Property, plant and equipment, net	10,282,847	1,564,702	603,009	12,450,558
Other assets	—	—	8,892,539	8,892,539

				31,204,309

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to one customer in the fastener segment accounted for 19 percent of consolidated revenues during both 2017 and 2016. The accounts receivable balance for this customer accounted for 25 and 22 percent of consolidated accounts receivable as of December 31, 2017 and 2016, respectively. Sales to a second customer were 12 percent in 2016 and accounted for 12 percent of consolidated accounts receivable as of December 31, 2016.

7—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $30,000 and $26,000 in 2017 and 2016, respectively. Total future minimum rentals at December 31, 2017 are not significant.

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

8—Subsequent Events—On February 19, 2018, the Board of Directors declared a regular quarterly dividend of $.21 per share, or $202,888, and an extra dividend of $.30 per share, or $289,840, payable March 20, 2018 to shareholders of record on March 5, 2018.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co. Naperville, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. and subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, retained earnings, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Crowe Horwath LLP

We have served as the Company’s auditor since 2014.

Oak Brook, Illinois

March 20, 2018

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE American (trading privileges only, not registered).

The ticker symbol is CVR.

At December 31, 2017, there were approximately 160 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range
Quarter	2017	2016	2017		2016
First*	$.55	$.43	$49.34	$36.93	$25.00	$23.10
Second	.20	.18	$41.90	$36.02	$29.00	$23.66
Third	.20	.18	$37.35	$26.50	$29.59	$26.40
Fourth	.20	.20	$33.52	$28.90	$42.00	$26.05

*	Includes an extra dividend of $.35 and $.25 per share in 2017 and 2016, respectively.

BOARD OF DIRECTORS

John A. Morrissey (e)

Chairman of the Board

of the Company

Chairman of the Board of

Algonquin State Bank, N.A.

Algonquin, Illinois

Michael J. Bourg (e)

President of the Company

Edward L. Chott (a) (c) (n)

Chairman of the Board of

The Broaster Co.

Beloit, Wisconsin

Kent H. Cooney (a)

Private Investor

Woodstock, Illinois

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