Form 10-K, Exhibit 13
period 2018-12-31
CHICAGO RIVET & MACHINE CO
filed 2019-03-20
CIK 19871

Exhibit 13

Chicago Rivet & Machine Co.

2018 Annual Report

Highlights

	2018	2017

Net Sales	$37,174,249	$35,764,714

Net Income	2,001,185	2,079,082

Net Income Per Share	2.07	2.15

Dividends Per Share	1.14	1.15

Net Cash Provided by Operating Activities	1,880,407	2,993,434

Expenditures for Property, Plant and Equipment	2,023,190	1,337,941

Working Capital	17,422,687	17,040,086

Total Shareholders’ Equity	29,759,749	28,859,955

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	30.80	29.87

Annual Meeting

The annual meeting of shareholders

will be held on May 14, 2019 at 10:00 a.m. at

901 Frontenac Road

Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Financial results for 2018 were positive by most measures, as we increased our revenues to the highest level since 2007. However, rising raw material prices constrained gross margins compared to the prior year. Net sales were $37,174,249 in 2018 compared to $35,764,714 in 2017, an increase of $1,409,535, or 3.9%. Net income for 2018 was $2,001,185, or $2.07 per share, compared to $2,079,082, or $2.15 per share, in 2017.

2018 Compared to 2017

Fastener segment revenues were $7,816,286 in the fourth quarter of 2018, an increase of $158,047, or 2.1%, from $7,658,239 reported in the fourth quarter of 2017. Fastener segment revenues for the full year were $33,712,458 in 2018 compared with $31,977,964 in 2017, an increase of $1,734,494, or 5.4%. The automotive sector is the primary market for our fastener segment products and while North American light-vehicle production was relatively flat in 2018 compared to 2017, our sales to automotive customers declined 7.8% during the fourth quarter and 1.4% for the year. However, the decline in automotive sales was more than offset by growth in non-automotive sales which increased 25.9% and 21.7% in the fourth quarter and for the full year of 2018, respectively, compared to 2017. For the fourth quarter, the fastener segment gross margin was $1,468,690 compared to $1,588,746 in the year earlier quarter, a decline of $120,056. Steel is our primary raw material and we have experienced significant increases in our cost of steel during 2018 which was primarily responsible for the net decline in gross margins during the quarter despite the increase in sales. For the full year 2018, segment gross margin was $6,829,211 compared to $6,633,651 in 2017, an increase of $195,560, despite the higher raw material costs.

Assembly equipment segment revenues were $697,489 in the fourth quarter of 2018, a decline of $103,395, or 12.9%, compared to the fourth quarter of 2017, when revenues were $800,884. For the full year 2018, assembly equipment segment revenues were $3,461,791, a decline of $324,959, or 8.6%, compared to $3,786,750 reported in 2017. The decline in fourth quarter and full year sales was primarily due to a reduction in the number of high-dollar specialty machines shipped compared to the prior year periods, as the total number of machines shipped increased during 2018. The decline in assembly equipment segment sales was the primary cause of the reduction in segment gross margins of $72,975 in the fourth quarter and $203,523 for the full year of 2018 compared to 2017.

Selling and administrative expenses were $5,503,111 in 2018 compared to $5,548,541 in 2017, a decline of $45,430, or 0.8%. The reduction was primarily due to the ERP system conversion that was completed at one of our locations in 2017. This accounted for $167,000 of additional expenses in that year, which was only partially offset by a $113,000 increase in sales commissions, related to higher sales, in 2018. As a percentage of net sales, selling and administrative expenses were 14.8% in 2018 compared to 15.5% in 2017.

Other income was $153,537 in 2018 compared to $100,901 in 2017. Other income is primarily comprised of interest income which increased during the year due to rising interest rates.

The Company’s effective income tax rates were 21.7% and 15.7% in 2018 and 2017, respectively. The rate was lower than the U.S. federal statutory rate in 2017 primarily due to the enactment of the Tax Cuts and Jobs Act (“the Act”) in December 2017. Among other changes, the Act reduced the maximum corporate tax rate from 35% to 21% beginning in 2018. Although the lower tax rate took effect in 2018, deferred tax assets and liabilities should be measured using the enacted tax rate expected to apply in the years in which they are expected to be settled. The Company recorded a one-time net income tax benefit of $432,000 in the fourth quarter of 2017 as a result of the revaluation of the Company’s deferred tax assets and liabilities to reflect the lower future U.S. corporate tax rates.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends totaling $.84 per share during 2018. In addition, an extra dividend of $.30 per share was paid during the first quarter, bringing the total distribution for the year to $1.14 per share. On February 18, 2019, the Board of Directors declared a regular quarterly dividend of $.22 per share, an increase of 4.8% from the prior quarter, payable March 20, 2019 to shareholders of record on March 5, 2019. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 85 years. At that same meeting, the Board also declared an extra dividend of $.30 per share payable March 20, 2019 to shareholders of record on March 5, 2019.

Management’s Report

(Continued)

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2018 were $2,023,190. Fastener segment additions accounted for $1,635,115 of the total, including $956,739 for cold heading and screw machine equipment additions, $243,194 for equipment to perform secondary operations on parts and $296,289 for inspection equipment. The remaining $138,893 fastener segment additions consisted of general plant equipment and facilities improvements. Assembly equipment segment additions in 2018 were $49,884 for production equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $338,191 during 2018.

Capital expenditures during 2017 totaled $1,337,941. The fastener segment accounted for $1,093,539 of the total, including $904,312 for production equipment. Cold heading and screw machine equipment additions were $303,992, quality control equipment additions were $281,983, additions for secondary processing equipment were $261,143 and $57,194 was expended for general plant equipment. The remainder of the fastener segment additions relate to building improvements and technology equipment. Assembly equipment segment additions totaled $178,761, primarily for production equipment. Additional investments of $65,641 were made in 2017 for building improvements that benefit both operating segments.

Depreciation expense amounted to $1,308,448 in 2018 and $1,231,546 in 2017.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2018 was approximately $17.4 million, an increase of $.4 million from the beginning of the year. The improvement was primarily due to continued profitable operations in 2018. The most significant component of the change was an increase in inventories of $1.6 million during the year as raw material purchases were accelerated in advance of price increases. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $7.8 million at the end of 2018, a decrease of $1.2 million. The reduction was primarily related to the increase in inventory as well as a $.7 million increase in capital expenditures. The Company’s investing activities in 2018 included capital expenditures of $2 million. The only financing activity during 2018 was the payment of approximately $1.1 million in dividends.

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

OUTLOOK FOR 2019

We started 2018 with some optimism as the addition of new fastener segment customers and parts in 2017 was expected to be more fully reflected in the year’s financial results. That optimism was well placed as our fastener segment sales reflected growth in each quarter of 2018 compared to the year earlier periods. Much of that growth came from non-automotive customers which added to the diversity of industries served. With the majority of our fastener segment revenue continuing to come from the automotive industry, our sales to automotive customers tracked closely to U.S. auto and light truck sales and production during most of the year, before weakening late in the fourth quarter. Current automotive sales forecasts for 2019 and our early 2019 activity indicate further weakness in the near-term, leading to a cautious outlook for our fastener segment demand. While the results for the assembly equipment segment reported in 2018 did not match those of the previous year, it was primarily due to a change in product sales mix that resulted in a lower amount per sales transaction being recognized compared to the prior year, as demand was stable during the year. As we begin 2019, our machine order backlog and overall assembly equipment demand appears consistent with the prior year.

Management’s Report

(Continued)

Higher raw material prices, brought on by tariffs instituted during 2018, had a negative impact on earnings during the year. It is unknown whether there will be relief from higher material prices in 2019 even if the tariffs were to be eliminated. The growth in the domestic economy is also showing signs of slowing as higher interest rates take effect and the long-lived recovery runs its course. Both of these factors will contribute to a more challenging environment for our operations in 2019. In anticipation of the challenges ahead, we will continue our efforts to improve operational efficiency as a means of improving margins. We will also continue our efforts to develop new customer relationships and build on existing ones in all the markets we serve by emphasizing our experience, quality and customer service in a very competitive global marketplace.

In four of the last six years, we invested more than $2 million in equipment and facilities upgrades in order to increase our capabilities, expand production capacity and improve operating efficiency. We feel these investments are necessary to remain competitive and were made possible by our consistent profitability during that period. In the upcoming year, we expect to make additional investments in order to improve our operations. Our sound financial condition and our profitability has also allowed us to pay dividends of $5.8 million over the same six year period and declare an additional special dividend of $.3 million, to be paid in the first quarter of 2019, based on the results of 2018.

The positive results in the past year would not have been possible without the conscientious efforts of our dedicated employees, who consistently strive to exceed customer expectations related to quality, service and price. We are grateful for their contributions as well as the loyalty of our customers, who have placed their confidence in us to help them achieve their goals. We also take this opportunity to thank our shareholders for their continued support.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 20, 2019

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking statements” which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under “Risk Factors” in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales with major customers, risks related to export sales, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, information systems disruptions and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2018	2017

Assets
Current Assets
Cash and Cash Equivalents	$706,873	$1,152,569
Certificates of Deposit	7,063,000	7,810,000
Accounts Receivable – Less allowances of $140,000	5,529,307	5,326,650
Inventories, net	6,100,391	4,528,100
Prepaid Income Taxes	150,686	84,112
Other Current Assets	438,222	357,918

Total Current Assets	19,988,479	19,259,349
Property, Plant and Equipment, net	13,258,146	12,556,953

Total Assets	$33,246,625	$31,816,302

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$1,060,231	$737,040
Accrued Wages and Salaries	701,434	674,316
Other Accrued Expenses	475,973	495,132
Unearned Revenue and Customer Deposits	328,154	312,775

Total Current Liabilities	2,565,792	2,219,263
Deferred Income Taxes, net	921,084	737,084

Total Liabilities	3,486,876	2,956,347

Commitments and Contingencies (Note 7)
Shareholders’ Equity
Preferred Stock, No Par Value,
500,000 Shares Authorized: None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	32,096,617	31,196,823
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	29,759,749	28,859,955

Total Liabilities and Shareholders’ Equity	$33,246,625	$31,816,302

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2018	2017

Net Sales	$37,174,249	$35,764,714
Cost of Goods Sold	29,268,490	27,850,992

Gross Profit	7,905,759	7,913,722
Selling and Administrative Expenses	5,503,111	5,548,541

Operating Profit	2,402,648	2,365,181
Other Income	153,537	100,901

Income Before Income Taxes	2,556,185	2,466,082
Provision for Income Taxes	555,000	387,000

Net Income	$2,001,185	$2,079,082

Net Income Per Share	$2.07	$2.15

Consolidated Statements of Retained Earnings

For the Years Ended December 31	2018	2017

Retained Earnings at Beginning of Year	$31,196,823	$30,228,793
Net Income	2,001,185	2,079,082
Cash Dividends Paid, $1.14 and $1.15 Per Share in 2018 and 2017, respectively	(1,101,391)	(1,111,052)

Retained Earnings at End of Year	$32,096,617	$31,196,823

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2018	2017

Cash Flows from Operating Activities:
Net Income	$2,001,185	$2,079,082
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,308,448	1,231,546
Gain on the Sale of Equipment	(13,086)	(1,700)
Deferred Income Taxes	184,000	(291,000)
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	(202,657)	(3,131)
Inventories, net	(1,572,291)	9,593
Other Current Assets	(146,878)	38,034
Accounts Payable	298,348	29,620
Accrued Wages and Salaries	27,118	(16,210)
Other Accrued Expenses	(19,159)	(109,042)
Unearned Revenue and Customer Deposits	15,379	26,642

Net Cash Provided by Operating Activities	1,880,407	2,993,434

Cash Flows from Investing Activities:
Capital Expenditures	(1,998,347)	(1,333,988)
Proceeds from the Sale of Equipment	26,635	1,700
Proceeds from Certificates of Deposit	5,727,000	7,063,000
Purchases of Certificates of Deposit	(4,980,000)	(6,814,000)

Net Cash Used in Investing Activities	(1,224,712)	(1,083,288)

Cash Flows from Financing Activities:
Cash Dividends Paid	(1,101,391)	(1,111,052)

Net Cash Used in Financing Activities	(1,101,391)	(1,111,052)

Net Increase (Decrease) in Cash and Cash Equivalents	(445,696)	799,094
Cash and Cash Equivalents:
Beginning of Year	1,152,569	353,475

End of Year	$706,873	$1,152,569

Net Cash Paid for Income Taxes	$437,574	$706,000

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$24,843	$3,953

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

Revenue Recognition—On January 1, 2018, the Company adopted Accounting Standard Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” using the modified retrospective method. The adoption did not result in the recognition of a cumulative adjustment to beginning retained earnings. For the Company, the most significant impact of the new standard was the addition of required disclosures within the notes to the financial statements.

Revenue is recognized when control of the promised goods or services is transferred to our customers, generally upon shipment of goods or completion of services, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Sales taxes we may collect concurrent with revenue producing activities are excluded from revenue. Revenue is recognized net of certain sales adjustments to arrive at net sales as reported on the statement of income. These adjustments primarily relate to customer returns and allowances, which vary over time. The Company records a liability and reduction in sales for estimated product returns based upon historical experience. If we determine that our obligation under warranty claims is probable and subject to reasonable determination, an estimate of that liability is recorded as an offset against revenue at that time. As of December 31, 2018 and 2017, reserves for warranty claims were not material. Cash received by the Company prior to shipment is recorded as unearned revenue. Shipping and handling fees billed to customers are recognized in net sales, and related costs as cost of sales, when incurred.

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

Asset category	Estimated useful life
Land improvements	15 to 40 years
Buildings and improvements	10 to 40 years
Machinery and equipment	5 to 18 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 10 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2018 and 2017.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2018 and 2017, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2018 or 2017.

The Company’s federal income tax returns for the 2015 through 2017 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2015, 2016 and 2017 federal income tax returns will expire on September 15, 2019, 2020 and 2021, respectively.

The Company’s state income tax returns for the 2015 through 2017 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2021. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2018 and 2017.

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

Recent Accounting Pronouncements—In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. The guidance can be applied prospectively or retrospectively. We expect to adopt this standard effective January 1, 2020 and are currently evaluating the impact that it will have on our consolidated financial statements and disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. The new guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. Management has not yet completed its assessment of the impact of the new standard on the Company’s consolidated financial statements. Currently, the Company believes that the most notable impact of this ASU may relate to its processes around the assessment of the adequacy of its allowance for doubtful accounts on trade accounts receivable.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The ASU is intended to increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements when the lease has a term of more than 12 months. The ASU will require lessees to recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The ASU is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those annual periods. The impact of adopting this ASU is not expected to be significant based on current lease agreements.

2—Balance Sheet Details

	2018	2017
Inventories:
Raw materials	$2,798,918	$1,812,603
Work in process	1,878,977	1,604,867
Finished goods	2,001,496	1,674,630

	6,679,391	5,092,100
Valuation reserves	(579,000)	(564,000)

	$6,100,391	$4,528,100

Property, Plant and Equipment, net:
Land and improvements	$1,632,299	$1,571,552
Buildings and improvements	8,292,749	8,039,831
Machinery and equipment	34,196,661	33,208,675
Capitalized software and other	1,372,215	1,362,714

	45,493,924	44,182,772
Accumulated depreciation	(32,235,778)	(31,625,819)

	$13,258,146	$12,556,953

Other Accrued Expenses:
Profit sharing plan contribution	$277,743	$266,398
Property taxes	91,527	92,620
All other items	106,703	136,114

	$475,973	$495,132

Allowance for Doubtful Accounts:
Balance at beginning of year	$140,000	$150,000
Charges to statement of income	—	6,435
Write-offs	—	(16,435)

Balance at end of year	$140,000	$140,000

Inventory Valuation Reserves:
Balance at beginning of year	$564,000	$562,000
Charges to statement of income	17,870	75,023
Write-offs	(2,870)	(73,023)

Balance at end of year	$579,000	$564,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2018	2017
Current:
Federal	$351,000	$647,000
State	20,000	31,000
Deferred	184,000	(291,000)

	$555,000	$387,000

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

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2018		2017
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$537,000	21.0	$838,000	34.0
Impact of the Act	—	—	(432,000)	(17.5)
Permanent differences	2,000	0.1	(39,000)	(1.6)
State taxes, net of federal benefit	16,000	0.6	20,000	0.8

Income tax expense	$555,000	21.7	$387,000	15.7

The Company’s effective tax rate was lower than the U.S. federal statutory rate in 2017 primarily due to the impact of the new tax law.

The deferred tax assets (liabilities) consist of the following:

	2018	2017
Depreciation and amortization	$(1,190,597)	$(988,334)
Inventory	164,220	149,460
Accrued vacation	74,177	70,973
Allowance for doubtful accounts	31,500	31,500
Other, net	(384)	(683)

	$(921,084)	$(737,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2018 or 2017.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $278,000 in 2018 and $266,000 in 2017.

5—Other Income—consists of the following:

	2018	2017
Interest income	$120,141	$75,926
Other	33,396	24,975

	$153,537	$100,901

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2018:
Net sales	$33,712,458	$3,461,791	$—	$37,174,249
Depreciation	1,161,082	112,942	34,424	1,308,448
Segment operating profit	3,731,998	1,108,248	—	4,840,246
Selling and administrative expenses			(2,437,598)	(2,437,598)
Other income			153,537	153,537

Income before income taxes				2,556,185

Capital expenditures	1,635,115	49,884	338,191	2,023,190
Segment assets:
Accounts receivable, net	5,196,437	332,870	—	5,529,307
Inventories, net	5,075,290	1,025,101	—	6,100,391
Property, plant and equipment, net	10,726,191	1,579,497	952,458	13,258,146
Other assets	—	—	8,358,781	8,358,781

				33,246,625

Year Ended December 31, 2017:
Net sales	$31,977,964	$3,786,750	$—	$35,764,714
Depreciation	1,093,476	100,908	37,162	1,231,546
Segment operating profit	3,574,783	1,350,111	—	4,924,894
Selling and administrative expenses			(2,559,713)	(2,559,713)
Other income			100,901	100,901

Income before income taxes				2,466,082

Capital expenditures	1,093,539	178,761	65,641	1,337,941
Segment assets:
Accounts receivable, net	5,080,191	246,459	—	5,326,650
Inventories, net	3,565,361	962,739	—	4,528,100
Property, plant and equipment, net	10,282,910	1,642,555	631,488	12,556,953
Other assets	—	—	9,404,599	9,404,599

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

The following table presents revenue by segment, further disaggregated by end-market:

	Fastener	Assembly Equipment	Consolidated
Year Ended December 31, 2018:
Automotive	$22,215,719	$237,565	$22,453,284
Non-automotive	11,496,739	3,224,226	14,720,965

Total net sales	$33,712,458	$3,461,791	$37,174,249

Year Ended December 31, 2017:
Automotive	$22,527,813	$192,091	$22,719,904
Non-automotive	9,450,151	3,594,659	13,044,810

Total net sales	$31,977,964	$3,786,750	$35,764,714

The following table presents revenue by segment, further disaggregated by location:

Year Ended December 31, 2018:
United States	$29,470,140	$3,260,683	$32,730,823
Foreign	4,242,318	201,108	4,443,426

Total net sales	$33,712,458	$3,461,791	$37,174,249

Year Ended December 31, 2017:
United States	$27,681,055	$3,684,135	$31,365,190
Foreign	4,296,909	102,615	4,399,524

Total net sales	$31,977,964	$3,786,750	$35,764,714

Sales to one customer in the fastener segment accounted for 17 percent of consolidated revenues during 2018 and 19 percent in 2017. The accounts receivable balance for this customer accounted for 15 and 25 percent of consolidated accounts receivable as of December 31, 2018 and 2017, respectively. Sales to two other customers were each 10 percent of consolidated revenue in 2018 and accounted for 12 percent and 17 percent of consolidated accounts receivable as of December 31, 2018.

7—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $26,000 and $30,000 in 2018 and 2017, respectively. Total future minimum rentals at December 31, 2018 are not significant.

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

8—Subsequent Events—On February 18, 2019, the Board of Directors declared a regular quarterly dividend of $.22 per share, or $212,549, and an extra dividend of $.30 per share, or $289,840, payable March 20, 2019 to shareholders of record on March 5, 2019.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Chicago Rivet & Machine Co.

Naperville, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Crowe LLP

We have served as the Company’s auditor since 2014.

Oak Brook, Illinois

March 20, 2019

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE American (trading privileges only, not registered).

The ticker symbol is CVR.

At December 31, 2018, there were approximately 150 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range
Quarter	2018	2017	2018		2017
First*	$.51	$.55	$33.41	$29.89	$49.34	$36.93
Second	.21	.20	$32.40	$28.70	$41.90	$36.02
Third	.21	.20	$32.65	$30.18	$37.35	$26.50
Fourth	.21	.20	$34.90	$30.19	$33.52	$28.90

*	Includes an extra dividend of $.30 and $.35 per share in 2018 and 2017, respectively.

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