Form 10-K, Exhibit 13
period 2019-12-31
CHICAGO RIVET & MACHINE CO
filed 2020-03-20
CIK 19871

Exhibit 13

Chicago Rivet & Machine Co.

2019 Annual Report

Highlights

	2019	2018

Net Sales	$32,873,002	$37,174,249

Net Income	538,314	2,001,185

Net Income Per Share	0.56	2.07

Dividends Per Share	1.18	1.14

Net Cash Provided by Operating Activities	3,171,531	1,880,407

Expenditures for Property, Plant and Equipment	1,802,914	2,023,190

Working Capital	16,427,058	17,422,687

Total Shareholders’ Equity	29,158,027	29,759,749

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	30.18	30.80

Annual Meeting

The annual meeting of shareholders

will be held on May 12, 2020 at 10:00 a.m. at

901 Frontenac Road

Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Financial results for the first three quarters of 2019 were adversely impacted by slowing global economic growth, especially within the automotive industry, and prolonged trade disputes. We experienced further weakening of demand in the fourth quarter that resulted in sales of $7,186,968 compared to $8,513,775 in the year earlier quarter, a decline of 15.6%. The decline in sales contributed to a net loss of $293,884, or $.30 per share, for the quarter compared to net income of $302,556, or $.31 per share in the fourth quarter of 2018. Full year net sales were $32,873,002 in 2019 compared to $37,174,249 in 2018, a decline of $4,301,247, or 11.6%. Full year net income in 2019 was $538,314, or $.56 per share, compared to $2,001,185, or $2.07 per share, in 2018.

2019 Compared to 2018

Fastener segment revenues were $6,286,948 in the fourth quarter of 2019 compared to $7,816,286 reported in the fourth quarter of 2018, a decline of $1,529,338, or 19.6%. Fastener segment revenues for the full year were $28,989,667 in 2019 compared to $33,712,458 in 2018, a decline of $4,722,791, or 14.0%. The automotive sector is the primary market for our fastener segment products and while North American light-vehicle production declined modestly in 2019, our sales to automotive customers declined 15.4% during the fourth quarter and 16.6% for the year. Sales to non-automotive customers declined 26.9% in the fourth quarter and 8.9% for the full year after being down only 3.1% after three quarters. The decline in sales was the primary factor impacting gross margins in 2019. For the fourth quarter, the fastener segment gross margins were $794,076 compared to $1,468,690 in the year earlier quarter, a decline of $674,614. For the full year 2019, the fastener segment gross margins were $4,652,353 compared to $6,829,211 in 2018, a decline of $2,176,858.

Assembly equipment segment revenues were $900,020 in the fourth quarter of 2019, an increase of $202,531, or 29.0%, compared to the fourth quarter of 2018 when revenues were $697,489. The increase was due to a greater number of machines shipped in the current year quarter. For the full year 2019, assembly equipment segment revenues were $3,883,335, compared to $3,461,791 reported in 2018, an increase of $421,544, or 12.2%. The year to date increase was more broad-based and included improvements in parts and tool sales in addition to machines. Despite the increase in sales, gross margins declined during the fourth quarter from $171,396 to $90,954 due to the disposal of certain excess inventory items in the current year. For the full year, assembly equipment segment gross margins improved from $1,076,548 to $1,092,177, or 1.5%.

Selling and administrative expenses were $5,252,946 in 2019 compared to $5,503,111 in 2018, a decline of $250,165, or 4.5%. The reduction was primarily due to a $134,000 reduction in commission expense related to lower sales in 2019 and a $103,000 reduction in profit sharing expense related to lower operating profit in 2019. As a percentage of net sales, selling and administrative expenses were 16.0% in 2019 compared to 14.8% in 2018.

Other income was $191,730 in 2019 compared to $153,537 in 2018. Other income is primarily comprised of interest income which increased during the year due to higher interest rates.

The Company’s effective income tax rates were 21.2% and 21.7% in 2019 and 2018, respectively.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends totaling $.88 per share during 2019. In addition, an extra dividend of $.30 per share was paid during the first quarter, bringing the total distribution for the year to $1.18 per share. On February 17, 2020, the Board of Directors declared a regular quarterly dividend of $.22 per share, payable March 20, 2020 to shareholders of record on March 5, 2020. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 86 years.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2019 totaled $1,802,914. The fastener segment accounted for $1,522,541 of the total, including cold heading and screw machine equipment additions of $567,963, secondary processing equipment of $631,089, quality control equipment additions of $268,468 and $46,066 for general plant equipment. The remainder of the fastener segment additions relate to technology equipment. Assembly equipment segment additions totaled $233,697, primarily for production equipment. Additional investments of $46,676 were made in 2019 for building improvements and office equipment that benefit both operating segments.

Management’s Report

(Continued)

Total capital expenditures in 2018 were $2,023,190. Fastener segment additions accounted for $1,635,115 of the total, including $956,739 for cold heading and screw machine equipment, $243,194 for equipment to perform secondary operations on parts and $296,289 for inspection equipment. The remaining $138,893 fastener segment additions consisted of general plant equipment and facilities improvements. Assembly equipment segment additions in 2018 were $49,884 for production equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $338,191 during 2018.

Depreciation expense amounted to $1,382,235 in 2019 and $1,308,448 in 2018.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2019 was approximately $16.4 million, a decrease of $1 million from the beginning of the year. The decline was primarily due to reductions in accounts receivable and inventory of $.9 million and $1.1 million, respectively, which was only partially offset by a $.6 million reduction in accounts payable. Inventories were reduced to more normal levels in 2019 after being built up in 2018 in advance of anticipated steel price increases, while accounts receivable declined in 2019 along with sales. The Company’s investing activities in 2019 included capital expenditures of $1.8 million. The only financing activity during 2019 was the payment of approximately $1.1 million in dividends. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $8 million at the end of 2019, an increase of $.2 million.

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

PERSONNEL

On February 17, 2020, John A. Morrissey, Chairman of the Board and Chief Executive Officer, notified the Company of his intention to retire effective May 12, 2020, the date of the Company’s 2020 Annual Meeting of Shareholders.

OUTLOOK FOR 2020

We started 2019 on a cautious note as we experienced a weakening in fastener segment demand from our automotive customers in late 2018. That weakness persisted throughout 2019 and spread to our non-automotive customers in the fourth quarter. While the U.S. auto market exhibited resiliency during 2019, many other parts of the world were markedly weak. Current forecasts for the automotive market expect these conditions to persist in the near-term, leading to a cautious outlook for our fastener segment demand. Results for our assembly equipment segment improved in 2019 compared to 2018, as demand was stable during the year and results included more higher-dollar value specialty machines. As we begin 2020, our machine order backlog trails the year earlier amount in terms of units and dollar value.

Steel is our primary raw material and higher prices brought on by tariffs instituted during 2018 continued to have a negative impact on earnings in 2019. While there has been some easing in prices recently, on average, we experienced slightly higher material costs in 2019 compared to 2018 and costs are significantly higher than two years ago. Labor costs have also increased more than expected as a result of the tight labor market. Domestic economic growth has been slowing which will be a further headwind in the new year. These factors will contribute to a challenging environment for our operations in 2020. This challenging environment could be exacerbated by risks and uncertainties related to the coronavirus pandemic and recent disruption to the financial markets. In anticipation of the challenges ahead, we will continue our efforts to improve operational efficiency as a means of improving margins. We will also continue our efforts to develop new customer relationships and build on existing ones in all the markets we serve by emphasizing our experience, quality and customer service in a very competitive global marketplace.

Management’s Report

(Continued)

We continued to make significant investments in our operations in 2019, investing approximately $1.8 million in equipment upgrades in order to improve operating efficiency and enhance product quality. This brings our total investment in facilities and equipment over the last nine years to $17.3 million. Our consistent profitability during that period not only has provided for these investments, but has also allowed us to pay dividends of $8.3 million to shareholders. We expect to continue to make investments in our operations in 2020.

While results in 2019 did not match the success achieved in recent years, our financial condition remains sound. Our recent positive results have been made possible by the conscientious efforts of our dedicated employees, who consistently strive to exceed customer expectations related to quality, service and price. We are grateful for their contributions as well as for the loyalty of our customers and the support of our shareholders.

Respectfully,

John A. Morrissey	Michael J. Bourg
Chairman	President

March 20, 2020

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking statements” which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include those disclosed under “Risk Factors” in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales with major customers, risks related to export sales, the price and availability of raw materials, supply chain disruptions, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, information systems disruptions and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2019	2018

Assets
Current Assets
Cash and Cash Equivalents	$1,429,454	$706,873
Certificates of Deposit	6,574,000	7,063,000
Accounts Receivable – Less allowances of $140,000	4,609,314	5,529,307
Inventories, net	4,951,177	6,100,391
Prepaid Income Taxes	58,186	150,686
Other Current Assets	427,192	438,222

Total Current Assets	18,049,323	19,988,479
Property, Plant and Equipment, net	13,674,053	13,258,146

Total Assets	$31,723,376	$33,246,625

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$490,580	$1,060,231
Accrued Wages and Salaries	629,972	701,434
Other Accrued Expenses	349,069	475,973
Unearned Revenue and Customer Deposits	152,644	328,154

Total Current Liabilities	1,622,265	2,565,792
Deferred Income Taxes, net	943,084	921,084

Total Liabilities	2,565,349	3,486,876

Commitments and Contingencies (Note 7)
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	31,494,895	32,096,617
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	29,158,027	29,759,749

Total Liabilities and Shareholders’ Equity	$31,723,376	$33,246,625

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2019	2018

Net Sales	$32,873,002	$37,174,249
Cost of Goods Sold	27,128,472	29,268,490

Gross Profit	5,744,530	7,905,759
Selling and Administrative Expenses	5,252,946	5,503,111

Operating Profit	491,584	2,402,648
Other Income	191,730	153,537

Income Before Income Taxes	683,314	2,556,185
Provision for Income Taxes	145,000	555,000

Net Income	$538,314	$2,001,185

Net Income Per Share	$0.56	$2.07

Consolidated Statements of Shareholders’ Equity

		Common Stock			Retained Earnings	Treasury Stock, At Cost
	Preferred Stock	Shares	Amount	Additional Paid- In Capital		Shares	Amount	Total Shareholders’ Equity
Balance, December 31, 2017	$0	966,132	$1,138,096	$447,134	$31,196,823	171,964	$(3,922,098)	$28,859,955
Net Income					2,001,185			2,001,185
Dividends Declared ($1.14 per share)					(1,101,391)			(1,101,391)

Balance, December 31, 2018	0	966,132	1,138,096	447,134	32,096,617	171,964	(3,922,098)	29,759,749
Net Income					538,314			538,314
Dividends Declared ($1.18 per share)					(1,140,036)			(1,140,036)

Balance, December 31, 2019	$0	966,132	$1,138,096	$447,134	$31,494,895	171,964	$(3,922,098)	$29,158,027

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2019	2018

Cash Flows from Operating Activities:
Net Income	$538,314	$2,001,185
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,382,235	1,308,448
Gain on the Sale of Equipment	(228)	(13,086)
Deferred Income Taxes	22,000	184,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	919,993	(202,657)
Inventories, net	1,149,214	(1,572,291)
Other Current Assets	103,530	(146,878)
Accounts Payable	(569,651)	298,348
Accrued Wages and Salaries	(71,462)	27,118
Other Accrued Expenses	(126,904)	(19,159)
Unearned Revenue and Customer Deposits	(175,510)	15,379

Net Cash Provided by Operating Activities	3,171,531	1,880,407

Cash Flows from Investing Activities:
Capital Expenditures	(1,802,914)	(1,998,347)
Proceeds from the Sale of Equipment	5,000	26,635
Proceeds from Certificates of Deposit	7,312,000	5,727,000
Purchases of Certificates of Deposit	(6,823,000)	(4,980,000)

Net Cash Used in Investing Activities	(1,308,914)	(1,224,712)

Cash Flows from Financing Activities:
Cash Dividends Paid	(1,140,036)	(1,101,391)

Net Cash Used in Financing Activities	(1,140,036)	(1,101,391)

Net Increase (Decrease) in Cash and Cash Equivalents	722,581	(445,696)
Cash and Cash Equivalents:
Beginning of Year	706,873	1,152,569

End of Year	$1,429,454	$706,873

Net Cash Paid for Income Taxes	$30,500	$437,574

Supplemental Schedule of Non-cash Investing Activities:
Capital Expenditures in Accounts Payable	$—	$24,843

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

Revenue is recognized when control of the promised goods or services is transferred to our customers, generally upon shipment of goods or completion of services, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Sales taxes we may collect concurrent with revenue producing activities are excluded from revenue. Revenue is recognized net of certain sales adjustments to arrive at net sales as reported on the statement of income. These adjustments primarily relate to customer returns and allowances, which vary over time. The Company records a liability and reduction in sales for estimated product returns based upon historical experience. If we determine that our obligation under warranty claims is probable and subject to reasonable determination, an estimate of that liability is recorded as an offset against revenue at that time. As of December 31, 2019 and 2018, reserves for warranty claims were not material. Cash received by the Company prior to shipment is recorded as unearned revenue. Shipping and handling fees billed to customers are recognized in net sales, and related costs as cost of sales, when incurred.

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

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable approximate fair value based on their short-term nature.

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2019 and 2018.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2019 and 2018, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2019 or 2018.

The Company’s federal income tax returns for the 2016 through 2018 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2016, 2017 and 2018 federal income tax returns will expire on September 15, 2020, 2021 and 2022, respectively.

The Company’s state income tax returns for the 2016 through 2018 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2022. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2019 and 2018.

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

Recent Accounting Pronouncements—In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. The guidance can be applied prospectively or retrospectively. We expect to adopt this standard prospectively effective January 1, 2020. The impact of the standard on our consolidated financial statements and disclosures will depend on the transactions that occur subsequent to adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and in November 2018 issued an amendment, ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. ASU 2016-13 amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 and ASU 2018-19 should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company believes that the most notable impact of this ASU relates to its processes around the assessment of the adequacy of its allowance for doubtful accounts on trade accounts receivable and is not expected to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The ASU increases transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU requires lessees to recognize in the balance sheet a liability to make lease payments (the lease liability)

and a right-of-use asset representing its right to use the underlying asset for the lease term. The ASU is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those annual periods. The Company adopted Topic 842 on January 1, 2019 using the modified retrospective method. The impact of adopting this ASU was not material.

In December 2019 the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard addresses several specific areas of accounting for income taxes. The standard is effective for annual periods beginning after December 15, 2020, including interim periods within those fiscal years, with early adoption permitted. Portions of the standard are required to be adopted prospectively and certain aspects will be adopted using the modified retrospective approach. The Company is currently evaluating the impact of this ASU on the consolidated financial statements and disclosures.

2—Balance Sheet Details

	2019	2018
Inventories:
Raw materials	$2,337,278	$2,798,918
Work in process	1,201,099	1,878,977
Finished goods	1,869,800	2,001,496

	5,408,177	6,679,391
Valuation reserves	(457,000)	(579,000)

	$4,951,177	$6,100,391

Property, Plant and Equipment, net:
Land and improvements	$1,636,749	$1,632,299
Buildings and improvements	8,331,804	8,292,749
Machinery and equipment	35,037,010	34,196,661
Capitalized software and other	1,371,736	1,372,215

	46,377,299	45,493,924
Accumulated depreciation	(32,703,246)	(32,235,778)

	$ 13,674,053	$13,258,146

Other Accrued Expenses:
Profit sharing plan contribution	$175,000	$277,743
Property taxes	83,475	91,527
All other items	90,594	106,703

	$349,069	$475,973

Allowance for Doubtful Accounts:
Balance at beginning of year	$140,000	$140,000
Charges to statement of income	4,895	—
Write-offs	(4,895)	—

Balance at end of year	$140,000	$140,000

Inventory Valuation Reserves:
Balance at beginning of year	$579,000	$564,000
Charges to statement of income	(15,477)	17,870
Write-offs	(106,523)	(2,870)

Balance at end of year	$457,000	$579,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2019	2018
Current:
Federal	$113,000	$351,000
State	10,000	20,000
Deferred	22,000	184,000

	$145,000	$555,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2019		2018
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$143,000	21.0	$537,000	21.0
Permanent differences	(6,000)	(1.0)	2,000	0.1
State taxes, net of federal benefit	8,000	1.2	16,000	0.6

Income tax expense	$145,000	21.2	$555,000	21.7

The deferred tax assets (liabilities) consist of the following:

	2019	2018
Depreciation and amortization	$(1,171,948)	$(1,190,597)
Inventory	122,629	164,220
Accrued vacation	74,385	74,177
Allowance for doubtful accounts	31,500	31,500
Other, net	350	(384)

	$(943,084)	$(921,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2019 or 2018.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $175,000 in 2019 and $278,000 in 2018.

5—Other Income—consists of the following:

	2019	2018
Interest income	$144,730	$120,141
Other	47,000	33,396

	$191,730	$153,537

6—Segment Information—The Company operates in the United States in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company’s fastener operations, includes rivets, cold-formed fasteners and parts and screw machine products. The assembly equipment segment includes automatic rivet setting machines and parts and tools for such machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2019:
Net sales	$28,989,667	$3,883,335	$—	$32,873,002
Depreciation	1,217,174	126,430	38,631	1,382,235
Segment operating profit	1,762,835	1,083,548	—	2,846,383
Selling and administrative expenses			(2,354,799)	(2,354,799)
Other income			191,730	191,730

Income before income taxes				683,314

Capital expenditures	1,522,541	233,697	46,676	1,802,914
Segment assets:
Accounts receivable, net	4,313,185	296,129	—	4,609,314
Inventories, net	3,985,883	965,294	—	4,951,177
Property, plant and equipment, net	11,047,439	1,686,764	939,850	13,674,053
Other assets	—	—	8,488,832	8,488,832

				31,723,376

Year Ended December 31, 2018:
Net sales	$33,712,458	$3,461,791	$—	$37,174,249
Depreciation	1,161,082	112,942	34,424	1,308,448
Segment operating profit	3,731,998	1,108,248	—	4,840,246
Selling and administrative expenses			(2,437,598)	(2,437,598)
Other income			153,537	153,537

Income before income taxes				2,556,185

Capital expenditures	1,635,115	49,884	338,191	2,023,190
Segment assets:
Accounts receivable, net	5,196,437	332,870	—	5,529,307
Inventories, net	5,075,290	1,025,101	—	6,100,391
Property, plant and equipment, net	10,726,191	1,579,497	952,458	13,258,146
Other assets	—	—	8,358,781	8,358,781

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

The following table presents revenue by segment, further disaggregated by end-market:

	Fastener	Assembly Equipment	Consolidated
Year Ended December 31, 2019:
Automotive	$18,518,987	$193,517	$18,712,504
Non-automotive	10,470,680	3,689,818	14,160,498

Total net sales	$28,989,667	$3,883,335	$32,873,002

Year Ended December 31, 2018:
Automotive	$22,215,719	$237,565	$22,453,284
Non-automotive	11,496,739	3,224,226	14,720,965

Total net sales	$33,712,458	$3,461,791	$37,174,249

The following table presents revenue by segment, further disaggregated by location:

Year Ended December 31, 2019:
United States	$24,626,317	$3,599,855	$28,226,172
Foreign	4,363,350	283,480	4,646,830

Total net sales	$28,989,667	$3,883,335	$32,873,002

Year Ended December 31, 2018:
United States	$29,470,140	$3,260,683	$32,730,823
Foreign	4,242,318	201,108	4,443,426

Total net sales	$33,712,458	$3,461,791	$37,174,249

Sales to one customer in the fastener segment accounted for 16 percent of consolidated revenues during 2019 and 17 percent in 2018. The accounts receivable balance for this customer accounted for 18 and 15 percent of consolidated accounts receivable as of December 31, 2019 and 2018, respectively. Sales to two other customers were each 10 percent of consolidated revenue in both 2019 and 2018. One of these customers accounted for 13 percent and 12 percent of consolidated accounts receivable as of December 31, 2019 and 2018, respectively, while the other accounted for 12 percent and 17 percent of consolidated accounts receivable as of December 31, 2019 and 2018, respectively.

7—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $39,000 and $26,000 in 2019 and 2018, respectively. Total future minimum rentals at December 31, 2019 are not significant.

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

8—Subsequent Events—On February 17, 2020, the Board of Directors declared a regular quarterly dividend of $.22 per share, or $212,549, payable March 20, 2020 to shareholders of record on March 5, 2020.

On January 30, 2020 the World Health Organization declared a Public Health Emergency of International Concern regarding the outbreak of coronavirus COVID-19. The extent to which the coronavirus pandemic may impact business activity or results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Chicago Rivet & Machine Co.

Naperville, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

March 20, 2020

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE American (trading privileges only, not registered). The ticker symbol is CVR.

At December 31, 2019, there were approximately 140 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range
Quarter	2019	2018	2019		2018
First*	$.52	$.51	$32.10	$26.80	$33.41	$29.89
Second	.22	.21	$30.02	$26.46	$32.40	$28.70
Third	.22	.21	$28.63	$25.85	$32.65	$30.18
Fourth	.22	.21	$28.84	$25.01	$34.90	$30.19

*	Includes an extra dividend of $.30 per share.

BOARD OF DIRECTORS

John	A. Morrissey (e)

Chairman of the Board

of the Company

Chairman of the Board of

Algonquin	State Bank

Algonquin, Illinois

Michael J. Bourg (e)

President of the Company

Edward L. Chott (a) (c) (n)

Chairman of the Board of

The Broaster Co.

Beloit, Wisconsin

Kent H. Cooney (a)

Private Investor

Woodstock, Illinois

Walter W. Morrissey (e)

Attorney at Law

Lillig & Thorsness, Ltd.

Oak Brook, Illinois

John C. Osterman (e) (c) (n)

Business Consultant

Sugar Grove, Illinois

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