Form 10-K, Exhibit 13
period 2020-12-31
CHICAGO RIVET & MACHINE CO
filed 2021-03-19
CIK 19871

Exhibit 13

Chicago Rivet & Machine Co.

2020 Annual Report

Highlights

	2020	2019

Net Sales	$27,590,653	$32,873,002

Net Income	50,450	538,314

Net Income Per Share	0.05	0.56

Dividends Per Share	0.52	1.18

Net Cash Provided by Operating Activities	623,801	3,171,531

Expenditures for Property, Plant and Equipment	824,136	1,802,914

Working Capital	16,566,289	16,427,058

Total Shareholders’ Equity	28,706,089	29,158,027

Common Shares Outstanding at Year-End	966,132	966,132

Shareholders’ Equity Per Common Share	29.71	30.18

Annual Meeting

The annual meeting of shareholders

will be held on May 11, 2021 at 10:00 a.m. at

901 Frontenac Road

Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com

Management’s Report

on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Financial results for 2020 were adversely impacted by the COVID-19 pandemic that resulted in broad disruptions in most markets we serve. On January 30, 2020, the World Health Organization declared a Public Health Emergency of International Concern regarding the outbreak of the novel coronavirus COVID-19. In response to the resulting pandemic, governments around the world took various preventative measures in order to control the spread of the virus, including restricting travel, full or partial business shutdowns and implementing social distancing policies. As a result, we experienced a significant drop in orders, especially during the second quarter, and the global economy was plunged into a recession. Although business conditions had improved by late in the third quarter, the effects of the pandemic continued to impact our operations and those of our customers and suppliers. We saw further improvement in the markets we serve in the fourth quarter and recorded sales of $8,265,419 for the quarter compared to $7,645,259 in the previous quarter and $7,186,968 in the fourth quarter of 2019. The increase in sales resulted in an improvement in net income to $464,263, or $0.48 per share, in the fourth quarter of 2020 compared to a net loss of $293,884, or $0.30 per share, in the fourth quarter of 2019. Full year net sales were $27,590,653 in 2020 compared to $32,873,002 in 2019, a decline of $5,282,349, or 16.1%. Full year net income in 2020 was $50,450, or $0.05 per share, compared to $538,314, or $0.56 per share, in 2019.

2020 Compared to 2019

Fastener segment revenues were $7,332,308 in the fourth quarter of 2020 compared to $6,286,948 reported in the relatively weak fourth quarter of 2019, an increase of $1,045,360, or 16.6%. Fastener segment revenues for the full year were $24,607,863 in 2020 compared to $28,989,667 in 2019, a decline of $4,381,804, or 15.1%. The drop in sales in 2020 was primarily related to the COVID-19 pandemic that resulted in shutdowns of business in many parts of the world starting late in the first quarter. Those shutdowns became widespread in the second quarter as different governments struggled to contain the spread of the virus. The automotive sector is the primary market for our fastener segment products and much of that sector was idled for an extended period of time during the second quarter when government-imposed restrictions were the most severe. While sales to automotive customers improved in the fourth quarter of 2020 compared to the prior quarter and the year earlier quarter, such sales declined $2,906,738, or 15.7% for the year. Similarly, sales to non-automotive customers improved in the fourth quarter, but declined $1,475,066, or 14.1%, for the year. The rebound in sales in the fourth quarter, combined with the reduction in certain overhead expenses in the wake of pandemic-related shutdowns, resulted in fastener segment gross margin of $1,638,836 compared to $794,076 in the year earlier quarter, an increase of $844,760. The reduction in sales for the full year was the primary factor impacting gross margins for 2020. For the full year 2020, fastener segment gross margins were $4,170,276 compared to $4,652,353 in 2019, a decline of $482,077.

Assembly equipment segment revenues were $933,111 in the fourth quarter of 2020, compared to $900,020 in the fourth quarter of 2019, an increase of $33,091, or 3.7%. The increase was due to improved machine sales which offset declines in parts and tool sales during the quarter. For the full year 2020, assembly equipment segment revenues were $2,982,790, compared to $3,883,335 reported in 2019, a decline of $900,545, or 23.2%. The year to date decline was primarily due to the broad impact of the COVID-19 pandemic that dramatically reduced demand in the second and third quarters. Gross margins improved in the fourth quarter of 2020 to $255,296 from $90,954 in the fourth quarter of 2019, due in part to 2020 revenue being more heavily weighted toward higher margin machine sales and due to the disposal of certain excess inventory items in 2019. For the full year, assembly equipment segment gross margins declined, along with sales, to $744,926 from $1,092,177.

Selling and administrative expenses were $4,998,216 in 2020 compared to $5,252,946 in 2019, a decline of $254,730, or 4.8%. The decline was primarily due to a $214,000 reduction in salaries and benefits necessitated by the pandemic and a commission expense reduction of $117,000 related to lower sales in 2020. These reductions were partially offset by consulting expenses of $124,000 related to an ERP system conversion that was completed at one of our locations during the year. As a percentage of net sales, selling and administrative expenses were 18.1% in 2020 compared to 16.0% in 2019.

Other income was $148,464 in 2020 compared to $191,730 in 2019. Other income is primarily comprised of interest income which declined during the year due to lower interest rates.

The Company’s effective income tax rates were 22.9% and 21.2% in 2020 and 2019, respectively.

Management’s Report

(Continued)

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. At the onset of the COVID-19 pandemic, the Company reduced the regular quarterly dividend from $0.22 per share to $0.10 per share. The Company paid four regular quarterly dividends totaling $0.52 per share during 2020. On February 22, 2021, the Board of Directors declared a regular quarterly dividend of $0.22 per share, restoring the dividend to the pre-pandemic amount. This dividend will be payable March 19, 2021 to shareholders of record on March 5, 2021. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 87 years.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2020 were $824,136. Fastener segment additions accounted for $614,835 of the total, including $410,114 for cold heading and screw machine equipment, $97,908 for inspection equipment and $40,000 for equipment to perform secondary operations on parts. The remaining $66,813 fastener segment additions consisted of parts cleaning and loading equipment. Assembly equipment segment additions in 2020 were $13,924 for production equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $195,377 during 2020.

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

Depreciation expense amounted to $1,347,305 in 2020 and $1,382,235 in 2019.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2020 was approximately $16.6 million, an increase of $0.1 million from the beginning of the year. The net change was primarily due to increases in accounts receivable and inventory of $0.6 million and $0.2 million, respectively, which were only partially offset by a reduction in cash, cash equivalents and certificates of deposit of $0.7 million. The Company’s investing activities in 2020 included the net maturities of certificates of deposit of $1.8 million, due to the near-zero interest rates brought on in response to the COVID-19 pandemic, and capital expenditures of $0.8 million. The only financing activity during 2020 was the payment of approximately $0.5 million in dividends. The Company’s holdings in cash, cash equivalents and certificates of deposit amounted to $7.3 million at the end of 2020.

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

OUTLOOK FOR 2021

After overcoming the worst period of the pandemic in the second quarter, the second half of 2020 results were more positive than those of the year earlier period which were negatively impacted by protracted trade disputes and slowing automotive sales. While the overall results in 2020 were heavily impacted by the global pandemic, the recent introduction of vaccines to guard against the worst effects of the virus offer hope of a return to more normal activities throughout the economy that could spur a broader economic recovery.

Management’s Report

(Continued)

As we begin 2021, both our fastener segment and our assembly equipment segment have recently seen improved demand. However, both segments face challenges in the form of higher prices for raw materials, increased wages related to a tight labor market and sporadic supply chain disruptions that started during the pandemic. These factors, as well as the uncertainties that COVID-19 still presents, are expected to continue to provide challenges in the near-term. As we face the challenges ahead, we will continue our efforts to improve operational efficiency and pursue opportunities to develop new customer relationships and build on existing ones in all the markets we serve by emphasizing our experience, quality and customer service in a very competitive global marketplace.

While 2020 will likely be remembered for the COVID-19 pandemic and its impact on everyday life, it also marked Chicago Rivet’s 100th year in existence. Such longevity is the result of the dedicated efforts of many people over the years, who consistently worked to exceed customer expectations related to quality, service and price. We are grateful for their contributions as well as for the loyalty of our customers and the support of our shareholders.

Respectfully,

Walter W. Morrissey	Michael J. Bourg
Chairman	President

March 19, 2021

FORWARD-LOOKING STATEMENTS

This discussion contains certain “forward-looking statements” which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include those disclosed under “Risk Factors” in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: risk related to the COVID-19 pandemic and its related adverse effects, conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales with major customers, risks related to export sales, the price and availability of raw materials, supply chain disruptions, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, information systems disruptions and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2020	2019

Assets
Current Assets
Cash and Cash Equivalents	$2,567,731	$1,429,454
Certificates of Deposit	4,733,000	6,574,000
Accounts Receivable – Less allowances of $170,000 and $140,000 in 2020 and 2019, respectively	5,163,450	4,609,314
Inventories, net	5,153,294	4,951,177
Prepaid Income Taxes	85,940	58,186
Other Current Assets	383,772	427,192

Total Current Assets	18,087,187	18,049,323
Property, Plant and Equipment, net	13,150,884	13,674,053

Total Assets	$31,238,071	$31,723,376

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	$466,424	$490,580
Accrued Wages and Salaries	482,008	629,972
Other Accrued Expenses	322,968	349,069
Unearned Revenue and Customer Deposits	249,498	152,644

Total Current Liabilities	1,520,898	1,622,265
Deferred Income Taxes, net	1,011,084	943,084

Total Liabilities	2,531,982	2,565,349

Commitments and Contingencies (Note 7)
Shareholders’ Equity
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	31,042,957	31,494,895
Treasury Stock, 171,964 Shares at cost	(3,922,098)	(3,922,098)

Total Shareholders’ Equity	28,706,089	29,158,027

Total Liabilities and Shareholders’ Equity	$31,238,071	$31,723,376

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	2020	2019

Net Sales	$27,590,653	$32,873,002
Cost of Goods Sold	22,675,451	27,128,472

Gross Profit	4,915,202	5,744,530
Selling and Administrative Expenses	4,998,216	5,252,946

Operating Profit (Loss)	(83,014)	491,584
Other Income	148,464	191,730

Income Before Income Taxes	65,450	683,314
Provision for Income Taxes	15,000	145,000

Net Income	$50,450	$538,314

Net Income Per Share	$0.05	$0.56

Consolidated Statements of Shareholders’ Equity

		Common Stock			Retained Earnings	Treasury Stock, At Cost
	Preferred Stock	Shares	Amount	Additional Paid- In Capital		Shares	Amount	Total Shareholders’ Equity
Balance, December 31, 2018	$0	966,132	$1,138,096	$447,134	$32,096,617	171,964	$(3,922,098)	$29,759,749
Net Income					538,314			538,314
Dividends Declared ($1.18 per share)					(1,140,036)			(1,140,036)

Balance, December 31, 2019	0	966,132	1,138,096	447,134	31,494,895	171,964	(3,922,098)	29,158,027
Net Income					50,450			50,450
Dividends Declared ($0.52 per share)					(502,388)			(502,388)

Balance, December 31, 2020	$0	966,132	$1,138,096	$447,134	$31,042,957	171,964	$(3,922,098)	$28,706,089

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2020	2019

Cash Flows from Operating Activities:
Net Income	$50,450	$538,314
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,347,305	1,382,235
Gain on the Sale of Equipment	—	(228)
Deferred Income Taxes	68,000	22,000
Changes in Operating Assets and Liabilities:
Accounts Receivable, net	(554,136)	919,993
Inventories, net	(202,117)	1,149,214
Other Current Assets	15,666	103,530
Accounts Payable	(24,156)	(569,651)
Accrued Wages and Salaries	(147,964)	(71,462)
Other Accrued Expenses	(26,101)	(126,904)
Unearned Revenue and Customer Deposits	96,854	(175,510)

Net Cash Provided by Operating Activities	623,801	3,171,531

Cash Flows from Investing Activities:
Capital Expenditures	(824,136)	(1,802,914)
Proceeds from the Sale of Equipment	—	5,000
Proceeds from Certificates of Deposit	6,574,000	7,312,000
Purchases of Certificates of Deposit	(4,733,000)	(6,823,000)

Net Cash Provided by (Used in) Investing Activities	1,016,864	(1,308,914)

Cash Flows from Financing Activities:
Cash Dividends Paid	(502,388)	(1,140,036)

Net Cash Used in Financing Activities	(502,388)	(1,140,036)

Net Increase in Cash and Cash Equivalents	1,138,277	722,581
Cash and Cash Equivalents:
Beginning of Year	1,429,454	706,873

End of Year	$2,567,731	$1,429,454

Net Cash Paid (Refunds Received) for Income Taxes	$(25,246)	$30,500

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

Revenue Recognition—Revenue is recognized when control of the promised goods or services is transferred to our customers, generally upon shipment of goods or completion of services, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Sales taxes we may collect concurrent with revenue producing activities are excluded from revenue. Revenue is recognized net of certain sales adjustments to arrive at net sales as reported on the statement of income. These adjustments primarily relate to customer returns and allowances, which vary over time. The Company records a liability and reduction in sales for estimated product returns based upon historical experience. If we determine that our obligation under warranty claims is probable and subject to reasonable determination, an estimate of that liability is recorded as an offset against revenue at that time. As of December 31, 2020 and 2019, reserves for warranty claims were not material. Cash received by the Company prior to shipment is recorded as unearned revenue. In 2020 and 2019 the company recognized revenue from such payments of $151,944 and $327,454, respectively, that was included in the unearned revenue balance at the beginning of the period. Shipping and handling fees billed to customers are recognized in net sales, and related costs as cost of sales, when incurred.

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

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2020 and 2019.

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

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2020 and 2019, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2020 or 2019.

The Company’s federal income tax returns for the 2017 through 2019 tax years are subject to examination by the Internal Revenue Service (“IRS”). While it may be possible that a reduction could occur with respect to the Company’s unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company’s federal income tax filings. The statute of limitations on the Company’s 2017, 2018 and 2019 federal income tax returns will expire on September 15, 2021, 2022 and 2023, respectively.

The Company’s state income tax returns for the 2017 through 2019 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2023. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company’s operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2020 and 2019.

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

Recent Accounting Pronouncements—In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance was effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. The guidance could be applied prospectively or retrospectively. We adopted this standard prospectively effective January 1, 2020. The impact of the standard on our consolidated financial statements and disclosures was not material.

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard addresses several specific areas of accounting for income taxes. The standard is effective for annual periods beginning after December 15, 2020, including interim periods within those fiscal years, with early adoption permitted. Portions of the standard are required to be adopted prospectively and certain aspects will be adopted using the modified retrospective approach. The impact of the standard on our consolidated financial statements and disclosures will depend on the transactions that occur subsequent to adoption, but is not expected to be material.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which updates various codification topics by clarifying or improving disclosure requirements for technical corrections and other minor improvements to generally accepted accounting principles. This guidance will be effective for annual periods beginning after December 15, 2020 for public business entities. The Company will adopt the ASU as of the reporting period beginning January 1, 2021. The Company does not expect the adoption of the standard to have a significant impact on the consolidated financial statements and disclosures.

2—Balance Sheet Details

	2020	2019
Inventories:
Raw materials	$2,245,709	$2,337,278
Work in process	1,410,868	1,201,099
Finished goods	2,096,717	1,869,800

	5,753,294	5,408,177
Valuation reserves	(600,000)	(457,000)

	$5,153,294	$4,951,177

Property, Plant and Equipment, net:
Land and improvements	$1,636,749	$1,636,749
Buildings and improvements	8,534,317	8,331,804
Machinery and equipment	35,194,944	35,037,010
Capitalized software and other	1,045,027	1,371,736

	46,411,037	46,377,299
Accumulated depreciation	(33,260,153)	(32,703,246)

	$13,150,884	$13,674,053

Other Accrued Expenses:
Profit sharing plan contribution	$120,000	$175,000
Property taxes	84,570	83,475
All other items	118,398	90,594

	$322,968	$349,069

Allowance for Doubtful Accounts:
Balance at beginning of year	$140,000	$140,000
Charges to statement of income	35,774	4,895
Write-offs	(5,774)	(4,895)

Balance at end of year	$170,000	$140,000

Inventory Valuation Reserves:
Balance at beginning of year	$457,000	$579,000
Charges to statement of income	155,058	(15,477)
Write-offs	(12,058)	(106,523)

Balance at end of year	$600,000	$457,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2020	2019
Current:
Federal	$(53,000)	$113,000
State	—	10,000
Deferred	68,000	22,000

	$15,000	$145,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2020		2019
	Amount	%	Amount	%
Expected tax at U.S. statutory rate	$14,000	21.0	$143,000	21.0
Permanent differences	1,000	1.9	(6,000)	(1.0)
State taxes, net of federal benefit	—	—	8,000	1.2

Income tax expense	$15,000	22.9	$145,000	21.2

The deferred tax assets (liabilities) consist of the following:

	2020	2019
Depreciation and amortization	$(1,295,804)	$(1,171,948)
Inventory	175,739	122,629
Accrued vacation	70,787	74,385
Allowance for doubtful accounts	38,250	31,500
Other, net	(56)	350

	$(1,011,084)	$(943,084)

Valuation allowances related to deferred taxes are recorded based on the “more likely than not” realization criteria. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions. A deferred tax valuation allowance was not required at December 31, 2020 or 2019.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to $120,000 in 2020 and $175,000 in 2019.

5—Other Income—consists of the following:

	2020	2019
Interest income	$94,956	$144,730
Other	53,508	47,000

	$148,464	$191,730

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

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2020:
Net sales	$24,607,863	$2,982,790	$—	$27,590,653
Depreciation	1,182,555	131,826	32,924	1,347,305
Segment operating profit	1,531,933	513,250	—	2,045,183
Selling and administrative expenses			(2,128,197)	(2,128,197)
Other income			148,464	148,464

Income before income taxes				65,450

Capital expenditures	614,835	13,924	195,377	824,136
Segment assets:
Accounts receivable, net	4,906,239	257,211	—	5,163,450
Inventories, net	4,024,138	1,129,156	—	5,153,294
Property, plant and equipment, net	10,479,720	1,568,862	1,102,302	13,150,884
Other assets	—	—	7,770,443	7,770,443

				31,238,071

Year Ended December 31, 2019:
Net sales	$28,989,667	$3,883,335	$—	$32,873,002
Depreciation	1,217,174	126,430	38,631	1,382,235
Segment operating profit	1,762,835	1,083,548	—	2,846,383
Selling and administrative expenses			(2,354,799)	(2,354,799)
Other income			191,730	191,730

Income before income taxes				683,314

Capital expenditures	1,522,541	233,697	46,676	1,802,914
Segment assets:
Accounts receivable, net	4,313,185	296,129	—	4,609,314
Inventories, net	3,985,883	965,294	—	4,951,177
Property, plant and equipment, net	11,047,439	1,686,764	939,850	13,674,053
Other assets	—	—	8,488,832	8,488,832

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

The following table presents revenue by segment, further disaggregated by end-market:

	Fastener	Assembly Equipment	Consolidated
Year Ended December 31, 2020:
Automotive	$15,612,249	$136,899	$15,749,148
Non-automotive	8,995,614	2,845,891	11,841,505

Total net sales	$24,607,863	$2,982,790	$27,590,653

Year Ended December 31, 2019:
Automotive	$18,518,987	$193,517	$18,712,504
Non-automotive	10,470,680	3,689,818	14,160,498

Total net sales	$28,989,667	$3,883,335	$32,873,002

The following table presents revenue by segment, further disaggregated by location:

Year Ended December 31, 2020:
United States	$20,743,296	$2,804,476	$23,547,772
Foreign	3,864,567	178,314	4,042,881

Total net sales	$24,607,863	$2,982,790	$27,590,653

Year Ended December 31, 2019:
United States	$24,626,317	$3,599,855	$28,226,172
Foreign	4,363,350	283,480	4,646,830

Total net sales	$28,989,667	$3,883,335	$32,873,002

Sales to one customer in the fastener segment accounted for 14 percent of consolidated revenues during 2020 and 16 percent in 2019. The accounts receivable balance for this customer accounted for 17 and 18 percent of consolidated accounts receivable as of December 31, 2020 and 2019, respectively. Sales to a second customer in the fastener segment accounted for 12 percent of consolidated revenues during 2020 and 10 percent in 2019. The accounts receivable balance for this customer accounted for 15 and 13 percent of consolidated accounts receivable as of December 31, 2020 and 2019, respectively. Sales to a third customer were 10 percent of consolidated revenue in both 2020 and 2019. The accounts receivable balance for this customer accounted for 15 and 12 percent of consolidated accounts receivable as of December 31, 2020 and 2019, respectively.

7—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $23,000 and $39,000 in 2020 and 2019, respectively. Total future minimum rentals at December 31, 2020 are not significant.

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

8—COVID-19—In March 2020, the World Health Organization characterized the novel coronavirus (“COVID-19”) a pandemic and the President of the United States declared the COVID-19 outbreak a national emergency. The rapid spread of the virus and the evolving response domestically and internationally to combat it have had a significant negative impact on the global economy, including the automotive industry upon which we rely for sales. Beginning in March, most states issued executive orders which temporarily closed businesses deemed non-essential in an effort to prevent the spread of the coronavirus. Similar measures also took place in foreign markets we serve. As a result, our operations and the operations of our customers and suppliers have been adversely affected. Since some of our customers are classified as essential businesses and were allowed to continue to operate during this period, we were able to continue our operations, but at a significantly reduced level, in order to service those customers. Our automotive customers were particularly affected, as much of the sector was idled for an extended period of time during the second quarter due to employee safety concerns. While most shutdown orders were lifted late in the second quarter, various work-related restrictions remained in place for some time. Due to the rapidly changing business environment and heightened degree of uncertainty resulting from COVID-19, we took measures to reduce expenses and conserve capital during this period, including reduced work schedules, delayed capital expenditures and a reduction in dividend payments. We have seen improved demand since government-imposed restrictions were relaxed. However, the timing of any broad economic recovery is uncertain and will likely be tied to the course of the pandemic. As we cannot predict the duration or scope of the COVID-19 pandemic, or its broader impact on the global economy, including the demand for automobiles, it is unknown how long COVID-19 restrictions will remain in place or what the impact of COVID-19 and its related effects will be on our business, results of operations or financial condition, but the impact could be material and last for an extended period of time.

9—Subsequent Events—On February 22, 2021, the Board of Directors declared a regular quarterly dividend of $0.22 per share, or $212,549, payable March 19, 2021 to shareholders of record on March 5, 2021.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Chicago Rivet & Machine Co.

Naperville, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Crowe LLP

We have served as the Company’s auditor since 2014.

Oak Brook, Illinois

March 19, 2021

INFORMATION ON COMPANY’S COMMON STOCK

The Company’s common stock is traded on the NYSE American (trading privileges only, not registered). The ticker symbol is CVR.

At December 31, 2020, there were approximately 140 shareholders of record.

The transfer agent and registrar for the Company’s common stock is:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared			Market Range
Quarter	2020	2019		2020		2019
First	$0.22	$0.52	*	$27.01	$18.00	$32.10	$26.80
Second	0.10	0.22		$23.98	$19.00	$30.02	$26.46
Third	0.10	0.22		$22.00	$19.50	$28.63	$25.85
Fourth	0.10	0.22		$24.81	$19.80	$28.84	$25.01

*	Includes an extra dividend of $0.30 per share.

BOARD OF DIRECTORS

Walter W. Morrissey (e)

Chairman of the Board

of the Company

Attorney at Law

Lillig & Thorsness, Ltd.

Oak Brook, Illinois

Michael J. Bourg (e)

President of the Company

Kent H. Cooney (a) (c)

Private Investor

Woodstock, Illinois

Patricia M. Miller (n)

Chief Executive Officer

Matrix 4, Inc.

Woodstock, Illinois

Kurt Moders (c)

President

Kenmode Tool & Engineering, Inc.

Algonquin, Illinois

James W. Morrissey (e)

Attorney at Law

Vedder Price P.C.

Chicago, Illinois

John C. Osterman (a) (e) (n)

Business Consultant

Sugar Grove, Illinois

John L. Showel (n)

Portfolio Manager

Maggiore Fund I, LP

Chicago, Illinois

(a)	Member of Audit Committee
(c)	Member of Compensation Committee
(e)	Member of Executive Committee
(n)	Member of Nominating Committee

CORPORATE OFFICERS

Walter W. Morrissey

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